CONFORMED

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2005)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on August 1, 2006.

United Mexican States

By: /s/ Gerardo Rodríguez Regordosa
Gerardo Rodríguez Regordosa
Deputy Undersecretary for Public
Credit of the Ministry of Finance and
Public Credit

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2006 and Federal Annual Revenue Law for 2006 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2005*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

EXHIBIT INDEX

* Filed pursuant to electronic filing of Form 18-K

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

DECRETO de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2006.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV, DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2006

Artículo Único: Se expide el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2006, para quedar como sigue:

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones Generales

Artículo 1. El ejercicio, control y la evaluación del gasto público federal para el año 2006, se realizará conforme a lo establecido en la Ley de Presupuesto, Contabilidad y Gasto Público Federal, en las disposiciones de este Decreto y las demás aplicables en la materia.

Los responsables de la administración en los Poderes Legislativo y Judicial, los titulares de los organismos públicos autónomos y de las dependencias, así como los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades serán responsables de la administración por resultados. Para tal efecto, deberán cumplir con oportunidad y eficiencia las metas y objetivos previstos en sus respectivos programas.

Los sujetos obligados a cumplir las disposiciones del presente Decreto deberán observar que la administración de los recursos públicos federales se realice con base en criterios de legalidad, honestidad, eficiencia, eficacia, economía, racionalidad, austeridad, transparencia, control y rendición de cuentas.

La Presidencia de la República se sujetará a las mismas disposiciones que rigen a las dependencias. Asimismo, la Procuraduría General de la República y los tribunales administrativos se sujetarán a las disposiciones aplicables a las dependencias, en lo que no se contraponga a sus leyes específicas.

Las atribuciones en materia presupuestaria de los servidores públicos de las dependencias, se entenderán conferidas a los servidores públicos equivalentes de la Presidencia de la República, la Procuraduría General de la República y los tribunales administrativos.

La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá fiscalizar el ejercicio del gasto público federal.

Para el eficaz cumplimiento de este Decreto, los Poderes Ejecutivo, Legislativo y Judicial de la Federación, en coordinación con sus equivalentes en las entidades federativas, colaborarán entre sí para asegurar las mejores condiciones de probidad y veracidad en el intercambio de información presupuestaria, contable y de gasto público federal.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, se sujetarán a las disposiciones de este Decreto en lo que no se contraponga a los ordenamientos legales que los rigen.

El incumplimiento por parte de los servidores públicos a que se refiere el Artículo 108 de la Constitución Política de los Estados Unidos Mexicanos, a las obligaciones que les impone el presente Decreto, será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y demás disposiciones aplicables, incluyendo aquéllas en materia de indemnizaciones por daños y perjuicios al Erario Público.

La interpretación del presente Decreto, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública en el ámbito de sus respectivas atribuciones.

Los titulares de las dependencias y de sus órganos administrativos desconcentrados, los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, así como los servidores públicos de las dependencias y entidades facultados para ejercer recursos públicos, en el ámbito de sus respectivas competencias, serán responsables de que se cumplan las disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría y la Función Pública.

En el caso de los Poderes Legislativo y Judicial y de los organismos públicos autónomos, sus respectivas unidades de administración podrán establecer las disposiciones generales correspondientes.

Las disposiciones generales a que se refiere el párrafo anterior deberán publicarse en el Diario Oficial de la Federación.

Artículo 2. Para efectos del presente Decreto se entenderá por:

I. Adecuaciones presupuestarias: Los traspasos de recursos y movimientos que se realizan durante el ejercicio fiscal a las estructuras funcional-programática, administrativa, económica, a los calendarios de presupuesto, así como a las ampliaciones y reducciones líquidas al mismo, siempre que permitan un mejor cumplimiento de los objetivos de los programas aprobados en este Presupuesto;

II. Ahorro presupuestario: Los remanentes de recursos del presupuesto modificado una vez que se hayan cumplido las metas establecidas;

III. Auditoría: La Auditoría Superior de la Federación;

IV. Balance financiero: La diferencia entre los ingresos y el gasto neto total, incluyendo el costo financiero de la deuda pública del Gobierno Federal y de las entidades a que se refiere el Anexo 1.D. de este Decreto;

V. Balance primario: La diferencia entre los ingresos y el gasto neto total, excluyendo de este último el costo financiero de la deuda pública del Gobierno Federal y de las entidades a que se refiere el Anexo 1.D. de este Decreto;

VI. Cámara: La Cámara de Diputados del H. Congreso de la Unión;

VII. Comunicación Social: Difusión e información de mensajes y actividades, y gastos en publicidad de entidades que generen un ingreso para el Estado;

VIII. Cuenta Pública: La Cuenta de la Hacienda Pública Federal;

IX. Dependencias: Las Secretarías de Estado incluyendo a sus respectivos órganos administrativos desconcentrados, y a la Consejería Jurídica del Ejecutivo Federal, conforme a lo dispuesto en la Ley Orgánica de la Administración Pública Federal. Asimismo, aquellos ejecutores de gasto a quienes se les otorga un tratamiento equivalente;

X. Dependencias coordinadoras de sector: Las dependencias que designe el Ejecutivo Federal en los términos de la Ley Orgánica de la Administración Pública Federal, para orientar y coordinar la planeación, programación, presupuestación, ejercicio y evaluación del gasto de las entidades que queden ubicadas en el sector bajo su coordinación;

XI. Disciplina presupuestaria: La directriz política de gasto que obliga a los Poderes Legislativo y Judicial, organismos públicos autónomos y las dependencias y entidades, a ejercer los recursos en los montos, y plazos, autorizados en el presupuesto, con pleno apego a la normatividad emitida a efecto de evitar desvíos, ampliaciones de gasto no programados, dispendio de recursos o conductas ilícitas en el manejo de los recursos públicos;

XII. Eficacia en la aplicación de los recursos públicos: Lograr en el ejercicio presupuestario el cumplimiento de los objetivos y metas con base en indicadores, en los términos de las disposiciones aplicables;

XIII. Eficiencia en el ejercicio del gasto público: Al ejercicio del presupuesto en tiempo y forma, en los términos del presente Decreto y el calendario que apruebe la Secretaría;

XIV. Entidades: Los organismos descentralizados; las empresas de participación estatal mayoritaria, incluyendo a las sociedades nacionales de crédito, instituciones nacionales de seguros, instituciones nacionales de fianzas y las organizaciones auxiliares nacionales de crédito. Así como los fideicomisos públicos en los que el fideicomitente sea la Secretaría o alguna entidad de las señaladas en esta fracción, que de conformidad con las disposiciones aplicables que sean considerados entidades paraestatales;

XV. Entidades apoyadas presupuestariamente: Las entidades a que se refiere la fracción anterior, que reciben transferencias y subsidios con cargo al Presupuesto;

XVI. Entidades coordinadas: Las entidades que el Ejecutivo Federal agrupe en los sectores coordinados por las dependencias, en los términos de la Ley Orgánica de la Administración Pública Federal;

XVII. Entidades federativas: Los estados de la Federación y el Distrito Federal;

XVIII. Entidades no apoyadas presupuestariamente: Las entidades a que se refiere la fracción XIV de este Artículo, que no reciben transferencias ni subsidios con cargo al Presupuesto;

XIX. Entidades no coordinadas: Las entidades que no se encuentren agrupadas en los sectores coordinados por las dependencias;

XX. Estructura ocupacional: El conjunto de puestos con actividades definidas, delimitadas y concretas que permiten el cumplimiento de una función, registrados y dictaminados por la Secretaría mediante el inventario y la plantilla de plazas, y autorizados por la Función Pública, en los términos de las disposiciones aplicables;

XXI. Estructura organizacional: La relación jerarquizada de puestos dentro de cada dependencia y entidad, autorizada por la Función Pública en los términos de las disposiciones aplicables, que identifique al sistema de la organización y establece la interrelación y coordinación de dichos puestos;

XXII. Flujo de efectivo: El registro de las entradas y salidas de recursos efectivos en un ejercicio fiscal;

XXIII. Función Pública: La Secretaría de la Función Pública;

XXIV. Gasto de inversión física: Son aquellas erogaciones destinadas a mantener e incrementar la capacidad productiva del sector público o el cumplimiento de las funciones públicas, a través de la adquisición, construcción o modificación de activos fijos; incluye la ejecución y contratación de obra pública; la conservación y el mantenimiento de activos fijos que mantengan e incrementen la capacidad productiva del sector público, y que se refleje de forma directa en una mayor prestación de bienes y servicios a la población y al cumplimiento de metas;

XXV. Gasto neto total: La totalidad de las erogaciones aprobadas en este Presupuesto, correspondientes al Gobierno Federal y a las entidades a que se refiere el Anexo 1.D. de este Decreto, con cargo a los ingresos previstos en la Ley de Ingresos de la Federación;

XXVI. Gasto no programable: Las erogaciones que el Gobierno Federal realiza para dar cumplimiento a obligaciones que corresponden a los ramos generales 24 Deuda Pública, 28 Participaciones a Entidades Federativas y Municipios, 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero, 30 Adeudos de Ejercicios Fiscales Anteriores, y 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca; así como las erogaciones correspondientes al costo financiero de las entidades incluidas en el Anexo 1.D. de este Decreto;

XXVII. Gasto programable: Las erogaciones que se realizan en cumplimiento de funciones correspondientes a los ramos autónomos; a los ramos adm inistrativos; a los ramos generales 19 Aportaciones a Seguridad Social, 23 Provisiones Salariales y Económicas, y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos; a las erogaciones que los gobiernos de las entidades federativas y de los municipios realizan, correspondientes a los ramos generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas; así como aquéllas que efectúan las entidades incluidas en el Anexo 1.D. de este Decreto, sin incluir el costo financiero de éstas;

XXVIII. Informes trimestrales: Los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública que el Ejecutivo Federal presenta trimestralmente al H. Congreso de la Unión;

XXIX. Ingresos excedentes: Los recursos que durante el ejercicio fiscal se obtienen en exceso de los aprobados en la Ley de Ingresos o, en su caso, respecto de los ingresos de las entidades de control ind irecto;

XXX. Organismos públicos autónomos: Las personas de derecho público de carácter federal con autonomía en el ejercicio de sus funciones y en su administración, creadas por disposición expresa de la Constitución Política de los Estados Unidos Mexicanos;

XXXI. Percepciones extraordinarias: Los estímulos, reconocimientos, recompensas, incentivos y pagos equivalentes a los mismos, que se otorgan de manera excepcional a los servidores públicos, condicionados al cumplimiento de compromisos de resultados sujetos a evaluación; así como el pago de horas extraordinarias de trabajo y demás asignaciones de carácter excepcional autorizadas en los términos de la legislación laboral y de este Decreto;

XXXII. Percepciones ordinarias: Las remuneraciones que recibe un servidor público de manera regular como contraprestación por el desempeño de sus labores cotidianas, en función de los tabuladores y obligaciones contractuales autorizados, que se integran como parte del costo directo de las plazas incorporadas en las estructuras ocupacional y organizacional;

XXXIII. Presupuesto regularizable de servicios personales: Las asignaciones de las plazas contenidas en la estructura ocupacional, incluyendo tanto su costo directo, el cual considera las percepciones ordinarias brutas, y las obligaciones de seguridad social y fiscales, a cargo del patrón; así como su costo indirecto, compuesto por aquellas asignaciones que están sujetas a una condición establecida en las disposiciones de carácter laboral o administrativo. Estas asignaciones representan el importe del presupuesto anual de las plazas, incluyendo aquéllas no asociadas directamente a una plaza. El presupuesto regularizable se incrementa, en su caso, por las previsiones de las medidas salariales y económicas aprobadas para el ejercicio fiscal correspondiente;

XXXIV. Presupuesto: Al contenido en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, incluyendo sus 20 Anexos; así como los Tomos II.A. Ramos Autónomos; II.B. Ramos Generales; III. Ramos Administrativos; IV. Entidades de Control Presupuestario Directo; V. Entidades de Control Presupuestario Indirecto; VI. Programas y Proyectos de Inversión, y VII. Presentación Funcional Programática del Gasto Programable;

XXXV. Programas y proyectos de inversión: Las acciones que implican erogaciones de gasto de capital destinadas tanto a obra pública en infraestructura como a la adquisición y modificación de inmuebles, adquisiciones de bienes muebles asociadas a estos programas, y rehabilitaciones que impliquen un aumento en la capacidad o vida útil de los activos de infraestructura e inmuebles, y mantenimiento;

XXXVI. Ramos administrativos: Los ramos por medio de los cuales se asignan recursos en este Presupuesto a las dependencias; a la Presidencia de la República; a la Procuraduría General de la República; a los tribunales administrativos, y al Consejo Nacional de Ciencia y Tecnología;

XXXVII. Ramos autónomos: Los ramos por medio de los cuales se asignan recursos en este Presupuesto a los Poderes Legislativo y Judicial, así como a los organismos públicos autónomos;

XXXVIII. Ramos generales: Los ramos cuya asignación de recursos se prevé en este Presupuesto, que no corresponden al gasto directo de las dependencias, aunque su ejercicio está a cargo de éstas;

XXXIX. Reglas de operación: Las disposiciones a las cuales se sujetan los programas federales, previstos en el Anexo 16, con el objeto de otorgar transparencia y asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos;

XL. Secretaría: La Secretaría de Hacienda y Crédito Público;

XLI. Secretaría de Agricultura: La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación;

XLII. Subejercicio de gasto: Las disponibilidades presupuestarias que resultan, con base en el calendario de presupuesto, sin cumplir las metas contenidas en los programas o sin contar con el compromiso formal de su ejecución;

XLIII. Subsidios: Las asignaciones de recursos federales previstas en este Decreto que, a través de las dependencias y entidades, se otorgan a los diferentes sectores de la sociedad o a las entidades federativas para fomentar el desarrollo de actividades prioritarias de interés general como son, entre otras, proporcionar a los usuarios o consumidores los bienes y servicios a precios y tarifas por debajo de los de mercado. Asimismo, a los recursos federales que el Gobierno Federal otorga a los diferentes sectores de la sociedad y a los gobiernos de las entidades federativas y de los municipios, como apoyos económicos sean de carácter recuperable o no;

XLIV. Transferencias: Las asignaciones previstas en los presupuestos de las dependencias destinadas a las entidades bajo su coordinación sectorial y a sus órganos administrativos desconcentrados, así como, en el caso de la Secretaría, las asignaciones para las entidades no coordinadas sectorialmente, para sufragar los gastos de operación y de capital, entre otros: remuneraciones al personal; construcción y/o conservación de obras; adquisición de todo tipo de bienes; contratación de servicios, así como las transferencias para cubrir el déficit de operación y los gastos de administración asociados al otorgamiento de subsidios, con la finalidad de mantener los niveles de los bienes y servicios que prestan de acuerdo con las actividades que tienen encomendadas por ley. Incluye las transferencias para el apoyo de programas de las entidades vinculados con operaciones de inversión financiera o para el pago de intereses, comisiones y gastos, derivados de créditos contratados en moneda nacional o extranjera, y

XLV. Tribunales administrativos: el Tribunal Federal de Justicia Fiscal y Administrativa, los Tribunales Agrarios, y los demás órganos creados con tal carácter en las leyes federales.

CAPÍTULO II
De las Erogaciones

Artículo 3. El gasto neto total previsto en el presente Presupuesto, importa la cantidad de $2,000,072,400,000.00 y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto.

Para el presente ejercicio fiscal, se establece como meta el equilibrio público presupuestario. El Ejecutivo Federal podrá no sujetarse a lo anterior como consecuencia de una emergencia de carácter nacional, tal como un desastre natural, informando de ello a la Cámara, sujeto al monto de endeudamiento neto aprobado en la Ley de Ingresos de la Federación. El Ejecutivo Federal procurará que los ahorros, economías e ingresos excedentes que se generen durante el ejercicio fiscal sean destinados a mejorar la meta establecida, conforme a las disposiciones de este Decreto.

En su caso, la meta establecida en el párrafo anterior podrá modificarse para cubrir las erogaciones de los programas aprobados, siempre y cuando sea necesario como consecuencia de la aplicación de las medidas a que se refiere el Artículo 9, fracción III, de este Decreto y dicha modificación sea posteriormente disminuida con los ahorros que generen las mismas.

Los recursos de este Presupuesto para atender a la población indígena se señalan en el Anexo 2 de este Decreto, en los términos del apartado B del Artículo 2 de la Constitución Política de los Estados Unidos Mexicanos.

Los recursos de este Presupuesto para el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 3 de este Decreto, conforme a lo previsto en el Artículo 69 de la Ley de Desarrollo Rural Sustentable.

El monto total de los recursos de este Presupuesto previstos para el Programa Especial de Ciencia y Tecnología, conforme a lo previsto en el Artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 4 de este Decreto.

Los recursos de este Presupuesto para programas regionales se señalan en el Anexo 5 de este Decreto.

Las erogaciones correspondientes a la Secretaría de Seguridad Pública, incluyen los recursos federales que serán destinados a la cuota alimentaria por internos del fuero federal en custodia de los gobiernos de las entidades federativas, por un monto de $713,596,100.00, que incluye un monto de $267,596,100.00 de recursos adicionales.

Del gasto total asignado a la Secretaría de Seguridad Pública, contemplado en el presupuesto autorizado para el presente ejercicio fiscal, se incluyen recursos adicionales por un importe de $232,403,900.00, destinados a programas y acciones especiales de Seguridad Pública en zonas fronterizas y otras entidades impactadas por la incidencia delictiva bajo la figura de la reasignación presupuestal en términos de lo establecido por el Artículo 14 y demás aplicables del presente Decreto.

Las erogaciones de este Presupuesto incluyen los recursos para el Instituto Federal de Acceso a la Información Pública, conforme a lo previsto en el Anexo 6 de este Decreto. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados a las dependencias o a otras entidades y, para efectos de este Decreto, dicho Instituto se considerará que opera con recursos propios y recibirá un tratamiento presupuestario equivalente al de una entidad no apoyada presupuestariamente.

El control presupuestario de los ramos generales a que se refiere el Anexo 1.C. de este Decreto estará a cargo de la Secretaría. El ejercicio de dichos ramos se encomienda a ésta, con excepción del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, el cual corresponde a la Secretaría de Educación Pública.

Del gasto total asignado a la Procuraduría General de la República en el Anexo 1.B., se incluye un monto de 18 millones de pesos destinado a la creación de las Unidades Mixtas de Atención al Narcomenudeo en el D.F.

Artículo 4. Para la ministración de recursos a los que se refiere el Ramo 12 del Tomo III de este Presupuesto, relativo al Sistema de Protección Social en Salud, la Secretaría verificará que las variables que utilice la Secretaría de Salud para establecer los criterios compensatorios de los recursos federales a que se refiere el párrafo tercero de la fracción II del Artículo 77 bis 13 de la Ley General de Salud, se ajusten a lo siguiente:

I. Que cuente con la suficiente inversión federal en infraestructura física para atender con eficiencia, calidad y oportunidad las altas en el sistema en la proporción que corresponda al crecimiento del padrón de beneficiarios incorporados al sistema, y

II. Que hubieren cumplido con la obligación de informar con oportunidad y objetividad en los términos del Artículo 69 de este Decreto y las demás disposiciones aplicables.

CAPÍTULO III

De las Entidades sujetas a Control Presupuestario Directo

Artículo 5. Petróleos Mexicanos, en el ejercicio de su presupuesto consolidado se sujetará a las metas de balance de operación, primario y financiero, establecidas en el Tomo IV de este Presupuesto.

I. A efecto de que Petróleos Mexicanos mantenga estas metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, en cuanto a:

a) El precio internacional para la mezcla de petróleo de exportación; Petróleos Mexicanos compensará en el siguiente orden:

i) La pérdida hasta por la cantidad de $10,000,000,000.00; en un 50 por ciento con ajustes a su gasto y en un 50 por ciento con la reducción a sus metas de balance de operación, primario y financiero, en los términos que se detalla en el Tomo IV de este Presupuesto, y

ii) El resto de la pérdida con ajustes al gasto de su presupuesto;

b) El volumen de producción de petróleo; Petróleos Mexicanos lo compensará con ajustes al gasto de su presupuesto preferentemente gasto corriente;

c) El tipo de cambio del peso respecto del dólar de los Estados Unidos de América; Petróleos Mexicanos reducirá las metas de balance de operación, primario y financiero en la proporción del efecto neto que resulte de la pérdida cambiaria y de los ahorros en importaciones;

d) La importación de mercancía para reventa, incluyendo el costo de maquila, asciende a $91,218,900,000.00. La cantidad que exceda de este monto no se considerará para evaluar el cumplimiento de las metas de balance de operación, primario y financiero, y

e) En caso de que durante el ejercicio fiscal, se presenten retrasos en la cobranza por ventas de combustibles realizadas a empresas públicas del sector eléctrico, dicho retraso no se considerará para evaluar las metas de balance de operación, primario y financiero.

La disminución de los ingresos netos previstos en el presupuesto consolidado de Petróleos Mexicanos, por condiciones distintas a las previstas en los incisos a), b) y c) de esta fracción, se compensará por Petróleos Mexicanos con ajustes a su gasto. En caso de que dichas condiciones sean ajenas a la operación de la entidad, la Secretaría determinará el mecanismo para evaluar las metas de balance de operación, primario y financiero;

II. Petróleos Mexicanos podrá realizar erogaciones adicionales, en el caso de que los ingresos petroleros excedan los proyectados en el Artículo 1, fracción VII, numeral 1, inciso A de la Ley de Ingresos de la Federación, conforme a lo siguiente:

a) Con ingresos netos adicionales, obtenidos en el ejercicio de su presupuesto por mayor volumen o precio de ventas internas, así como mayor volumen o precio de productos exportados;

b) Por la venta de acciones de empresas en las que participa, previa autorización de la Secretaría, y

c) Por ingresos provenientes de la ejecución de programas de abatimiento de rezagos de cobranza; recuperación de ingresos por eficiencia en el control de ventas; financieros; venta de bienes muebles e inmuebles, entre otros, con el acuerdo de su órgano de gobierno;

III. Las medidas de compensación a que se refieren las fracciones I y II de este Artículo, podrán realizarse por trimestre, dentro de los 25 días hábiles siguientes a su terminación, con la autorización de la Secretaría para efectos de la situación de las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos deberá informar mensualmente a la Secretaría sobre el comportamiento mensual de los balances de operación, primario y financiero, dentro de los 20 días hábiles siguientes a su terminación, y

IV. Para fines del cumplimiento de los balances de operación, primario y financiero, trimestrales y anuales de Petróleos Mexicanos, con la aprobación de su órgano de gobierno, esta entidad deberá:

a) Informar mensualmente a la Secretaría los ingresos netos obtenidos en su flujo de presupuesto, diferenciando las metas de balance de operación, primario y financiero;

b) Informar a la Secretaría las adecuaciones presupuestarias internas a nivel flujo de efectivo;

c) Solicitar a la Secretaría la autorización de las adecuaciones presupuestarias externas a nivel flujo de efectivo y de indicadores de metas de operación, de presupuesto y financieras. La Secretaría emitirá su autorización siempre y cuando las adecuaciones presupuestarias externas tengan un impacto en las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos continuará realizando el registro de las adecuaciones presupuestarias externas en forma consolidada. Las adecuaciones externas de los organismos subsidiarios y empresas filiales, deberán ser solicitadas a la Secretaría conforme a las disposiciones establecidas;

d) Expedir a través del titular de la entidad o de quien éste designe, los oficios de inversión presupuestaria, incluyendo sus modificaciones, remitiendo copia a la Secretaría;

e) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas equivalentes cuando menos a las señaladas en el Artículo 31 de este Decreto. Dichas medidas deberán orientarse a reducir el gasto en servicios personales y el gasto administrativo y de apoyo; los ahorros generados por la aplicación de estas medidas se destinarán a gasto para el mantenimiento, la conservación y, en general, la operación de aquellas instalaciones directamente relacionadas con las actividades sustantivas de la entidad;

f) Traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en el caso que requiera sufragar la creación temporal de plazas, solamente cuando para ello disponga de recursos propios para cubrir dicha medida, las plazas se destinen a proyectos o programas que generen ingresos adicionales durante la vigencia del proyecto o programa que se trate, y la temporalidad de las mismas no exceda la vigencia o vida útil de dichos programas o proyectos;

g) Establecer indicadores y metas de operación, de presupuesto y financieras, a más tardar el último día hábil de febrero. La Secretaría y la Función Pública llevarán a cabo un análisis sobre el cumplimiento de dichas metas, dentro de los 20 días naturales posteriores a la terminación de cada mes, y

h) Enviar a la Secretaría y a la Función Pública, dentro de los 15 días naturales siguientes a la terminación de cada trimestre, un informe sobre el cumplimiento de las metas a que se refiere el inciso anterior, a efecto de que realicen un análisis conjunto del mismo y lo presenten, con el informe aludido, a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, con la finalidad de que, en su caso, ésta emita las recomendaciones correspondientes.

Los montos del Anexo 1.D. de este Decreto incluyen las previsiones de Petróleos Mexicanos para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Artículo 50 de este Decreto.

Los montos para Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del Artículo 49 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

Los servidores públicos de Petróleos Mexicanos deberán cumplir, con sus metas de balance de operación, primario y financiero y con sus presupuestos autorizados.

Artículo 6. Las erogaciones correspondientes a la Comisión Federal de Electricidad, a Luz y Fuerza del Centro, y al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, se sujetan a lo siguiente:

I. Deberán establecer sus respectivas metas de balance de operación, primario y financiero, mensual y trimestral.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este Artículo y el siguiente, deberán cumplir, según corresponda, con sus metas de balance de operación, primario y financiero, así como con sus presupuestos autorizados;

II. Enviarán, a más tardar el último día hábil de febrero, sus respectivas metas para opinión de la Secretaría y de la Función Pública, las cuales remitirán su análisis conjunto y las metas a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, a efecto de que ésta emita las recomendaciones correspondientes.

En caso de que no establezcan sus metas en la fecha señalada, la Secretaría determinará las mismas;

III. Realizarán evaluaciones trimestrales sobre el cumplimiento de sus metas, las cuales serán enviadas a la Secretaría y a la Función Pública dentro de los 15 días naturales siguientes a la terminación de cada trimestre, a efecto de que realicen un análisis conjunto de las mismas y lo presenten, con las evaluaciones aludidas, a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, con la finalidad de que, en su caso, dicha Comisión emita las recomendaciones correspondientes;

IV. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad, incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Artículo 49 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del Artículo 50 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto;

V. El monto señalado en el Anexo 1.D. de este Decreto para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad, y

VI. La cantidad que el Anexo 1.D. de este Decreto destina para la Comisión Federal de Electricidad, refleja el monto neto sin incluir erogación alguna por concepto de aprovechamiento, así como ninguna transferencia del Gobierno Federal por concepto de subsidios.

La Comisión Federal de Electricidad y Luz y Fuerza del Centro, dentro de los primeros dos meses del año 2006, deberán informar a la Cámara sobre los subsidios otorgados en el 2005 a los consumidores, diferenciando cada una de las tarifas eléctricas. Esta información deberá incluirse en el Proyecto de Decreto de Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal.

Artículo 7. El ejercicio del gasto del Instituto Mexicano del Seguro Social se realizará de conformidad con las disposiciones de la Ley del Seguro Social y por lo señalado en este Artículo. Conforme al Artículo 272 de dicha Ley, el gasto programable del Instituto será de $209,194,600,000.00. El Gobierno Federal aportará al Instituto la cantidad de $38,708,000,000.00, como aportaciones para los seguros y la cantidad de $65,383,000,000.00, para cubrir las pensiones en curso de pago derivadas del Artículo Duodécimo Transitorio de la Ley del Seguro Social aprobada el 21 de diciembre de 1995.

Durante el ejercicio fiscal de 2006, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los Artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $9,500,000,000.00 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual, para con sus trabajadores.

Para los efectos del Artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes. Conforme al mismo Artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

CAPÍTULO IV
De los Ramos Generales

Artículo 8. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 7 de este Decreto.

El Ejecutivo Federal estará facultado para realizar amortizaciones de deuda pública hasta por un monto equivalente al financiamiento derivado de colocaciones de deuda, en términos nominales.

El Ejecutivo Federal reportará a la Cámara en los informes trimestrales, los montos y porcentajes de las economías que, en su caso, resulten de los ramos generales.

Artículo 9. El gasto programable previsto en el Anexo 1.C. de este Decreto para el Ramo General 23 Provisiones Salariales y Económicas, se distribuye conforme a lo establecido en el Anexo 8 de este Decreto y se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el párrafo cuarto de la fracción IV del Artículo 74 de la Constitución Política de los Estados Unidos Mexicanos;

II. Las erogaciones previstas para los fondos de Desastres Naturales; para la Prevención de Desastres Naturales; de Estabilización de los Ingresos Petroleros y de Desincorporación de Entidades, deberán ejercerse de conformidad con sus respectivas reglas de operación y no podrán destinarse a fines distintos a los previstos en las mismas;

III. Las dependencias y entidades podrán solicitar autorización a la Secretaría para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir en definitiva la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Para tal efecto, la Secretaría emitirá las disposiciones aplicables con la participación de la Función Pública en el ámbito de su competencia, a más tardar el 15 de febrero de 2006, conforme a lo siguiente:

a) Las plazas correspondientes al personal que concluya en definitiva la prestación de sus servicios en la Administración Pública Federal, se cancelarán en los términos de las referidas disposiciones;

b) Las dependencias y entidades, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2008, en los plazos y condiciones que señalen las disposiciones a que se refiere esta fracción, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia o entidad;

c) Los recursos restituidos serán destinados a mejorar la meta de balance público presupuestario;

d) Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos utilizados en las medidas a que se refiere esta fracción, podrán destinarse a los programas de la dependencia o entidad que haya generado dicho ahorro a la implantación y operación del Servicio Profesional de Carrera en la Administración Pública Federal, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni puestos de libre designación, ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales, y

e) El Ejecutivo Federal reportará en los informes trimestrales sobre el ejercicio de los recursos a que se refiere esta fracción.

En su caso, las medidas a que se refiere esta fracción podrán autorizarse para la liquidación del personal que corresponda y los gastos asociados a ésta, así como a los pagos que se originen como consecuencia de la desincorporación de entidades o de la eliminación de unidades administrativas de las dependencias, en los términos de las disposiciones aplicables, sujetándose en lo conducente a lo dispuesto en los incisos de esta fracción.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría, siempre y cuando cancelen las plazas correspondientes, restituyan los recursos en los términos del inciso b) de esta fracción y destinen los ahorros que resulten a sus programas. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría, y

IV. Podrán traspasarse recursos de otros ramos al Ramo General 23 Provisiones Salariales y Económicas, con el objeto de apoyar los programas contenidos en el mismo, observando lo previsto en el Artículo 18 de este Decreto.

Los recursos del Ramo General 23 Provisiones Salariales y Económicas podrán ser traspasados a otros ramos, conforme a las disposiciones aplicables, y de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este presupuesto, salvo lo dispuesto en el párrafo siguiente.

Los recursos que por motivos de control presupuestario se canalicen a través del Ramo General 23 Provisiones Salariales y Económicas, derivados de adecuaciones presupuestarias y erogaciones adicionales, en los términos de los Artículos 18 y 25 de este Decreto, respectivamente, podrán ejercerse directamente conforme a los programas aprobados en este ramo, incluyendo el desarrollo regional o, en su caso, traspasarse a otros ramos, conforme a las disposiciones aplicables.

Artículo 10. El gasto programable previsto para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 9 del mismo.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el Artículo 36 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos.

TÍTULO SEGUNDO
DEL FEDERALISMO
CAPÍTULO I
Disposiciones Generales

Artículo 11. En los programas federales en los que concurran recursos de las dependencias y, en su caso de las entidades, con aquéllos de las entidades federativas, a estas últimas no se les podrá condicionar el monto ni el ejercicio de los recursos federales a la aportación de recursos locales, más allá de lo establecido en las reglas de operación o en los convenios de coordinación correspondientes, sin perjuicio de que se deberá atender lo acordado en los convenios en materia de seguridad pública, así como lo dispuesto en las reglas de operación de los fondos de Desastres Naturales y para la Prevención de Desastres Naturales.

La Secretaría de Gobernación realizará la integración de las solicitudes con cargo a los recursos del Fondo de Desastres Naturales o del fideicomiso constituido para tal efecto, así como del Fondo para la Prevención de Desastres Naturales, con la intervención que corresponda a las áreas o unidades de las dependencias y entidades que resulten competentes en la materia. Una vez que la Secretaría de Gobernación dictamine favorablemente dichas solicitudes, determinará por sí, en el ámbito de su competencia, la entrega inmediata de los recursos que correspondan de conformidad con lo establecido en las disposiciones aplicables.

El ejercicio de recursos públicos federales por parte de las entidades federativas deberá comprobarse en los términos de las disposiciones aplicables. Con excepción de los recursos federales a que se refiere el Artículo 13 de este Decreto, las dependencias y entidades deberán acordar con las entidades federativas los términos y modalidades para el cumplimiento de la obligación de éstas de entregar la relación de los gastos efectuados con base en los respectivos documentos comprobatorios del gasto.

El Ejecutivo Federal, por conducto de la Función Pública, de manera previa a la entrega de los recursos públicos federales a que se refiere el presente Título, con excepción del Artículo 13 de este Decreto, deberá acordar con las secretarías de contraloría o sus equivalentes de las entidades federativas, la apertura y uso por parte de éstas de cuentas bancarias específicas que identifiquen los recursos públicos federales, así como de mecanismos de supervisión y control para la comprobación del ejercicio de los recursos por parte de dichas secretarías o sus equivalentes.

En caso de que no se observe lo dispuesto en este Artículo y en las demás disposiciones aplicables, las dependencias y entidades podrán suspender o cancelar la ministración de recursos públicos federales a las entidades federativas, informando de inmediato a la Secretaría, a la Función Pública, a la Auditoría Superior de la Federación, y previa opinión de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados.

En el supuesto de que la Comisión no se pronuncie sobre la suspensión o cancelación de la ministración dentro de los 10 días naturales siguientes a la fecha en la que se reciba la notificación de la dependencia o entidad de que se trate, se entenderá emitida en sentido favorable. La Auditoría apoyará a la Comisión en el ejercicio de esta atribución y emitirá las recomendaciones que estime oportunas. Dichas recomendaciones serán notificadas al órgano técnico de fiscalización de la legislatura local de la entidad federativa afectada.

La Secretaría reportará en los informes trimestrales, el monto de recursos de gasto programable entregado a las entidades federativas, señalando el monto y el destino por cada entidad federativa. Dicha información se deberá publicar en la página electrónica de Internet.

Artículo 12. Para la revisión del ejercicio de los recursos a que se refiere el presente Título, la Cámara se apoyará en la Auditoría, la cual deberá fiscalizar dichos recursos, en los términos de los Artículos 16 fracciones I y XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación, conforme a lo siguiente:

I. La Auditoría establecerá las reglas para la aplicación de los recursos del Programa para la Fiscalización del Gasto Federalizado, que se destinarán a fortalecer los órganos técnicos de fiscalización de las legislaturas locales, a fin de incrementar el alcance, profundidad, calidad y seguimiento de las revisiones al ejercicio de los recursos correspondientes a los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, así como la descentralización de funciones y la reasignación de recursos federales a las entidades federativas, principalmente.

Los subsidios del Programa para la Fiscalización del Gasto Federalizado deberán ser publicados en el Diario Oficial de la Federación y en el periódico oficial de la entidad federativa que corresponda. Dichos subsidios no podrán destinarse a un fin distinto al aprobado en este Presupuesto y serán ministrados por la Tesorería de la Federación a los órganos técnicos de fiscalización de las legislaturas locales, a través de las tesorerías estatales, conforme al calendario que establezca para tal efecto la Auditoría y en los términos de los convenios previamente suscritos entre ésta y los órganos técnicos de fiscalización de las legislaturas locales.

Dichas erogaciones equivalen al uno al millar del monto total para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, aprobado en el Presupuesto del año 2005, y se distribuirán entre las entidades federativas, considerando como factor de equidad 3 millones de pesos para cada una de ellas, y el resto de las erogaciones en proporción directa a los recursos aprobados en el Presupuesto del año 2005 para cada entidad federativa, de los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas.

Los recursos del Programa para la Fiscalización del Gasto Federalizado que reciban los órganos técnicos de fiscalización locales, deberán aplicarse, por lo menos en un 50 por ciento, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, así como a los recursos federalizados de los programas incluidos en el Programa Especial Concurrente para el Desarrollo Rural Sustentable ;

II. En el caso de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, la Auditoría determinará, escuchando la opinión de los respectivos órganos técnicos de fiscalización de las entidades federativas o de las legislaturas locales, según sea el caso, lo siguiente:

a) Los procedimientos de coordinación para que, en el ejercicio de las atribuciones de control que los órganos técnicos de fiscalización de las legislaturas locales tengan conferidas, colaboren con la Auditoría en la fiscalización de la aplicación correcta de los recursos federales recibidos y ejercidos por las entidades federativas y, en su caso, por los municipios y demarcaciones territoriales del Distrito Federal, y

b) La apertura, por parte de las entidades federativas y, en su caso, por los municipios y las demarcaciones territoriales del Distrito Federal, de una cuenta bancaria específica para cada fondo que identifique los recursos públicos federales, incluyendo sus productos financieros, así como otras acciones que permitan fiscalizar el ejercicio de dichos recursos, a efecto de garantizar que se apliquen con eficiencia, eficacia y honradez, conforme lo dispone el Artículo 134 de la Constitución Política de los Estados Unidos Mexicanos, sin que ello implique limitaciones o restricciones en la adm inistración y ejercicio de los mismos, y

III. En el caso del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas y de la reasignación de recursos federales a las entidades federativas, la Auditoría deberá fiscalizar el ejercicio de los recursos públicos federales en los términos de las disposiciones presupuestarias aplicables y, en su caso, podrá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales, tomando en consideración el Programa para la Fiscalización del Gasto Federalizado.

Para efectos de la fiscalización de los recursos públicos federales a que se refiere el presente Artículo, dichos recursos deberán registrarse con apego a los principios básicos de contabilidad gubernamental. Con base en dichos registros se realizará la rendición de cuentas en los términos de las disposiciones aplicables.

Las acciones para la fiscalización de bs recursos públicos federales a que se refiere este Artículo, se realizarán sin perjuicio de que la Auditoría ejerza directamente las atribuciones que le confiere el Artículo 79 de la Constitución Política de los Estados Unidos Mexicanos, así como las fracciones IX y XI del Artículo 16 de la Ley de Fiscalización Superior de la Federación y las demás disposiciones aplicables.

Las dependencias y entidades no podrán transferir recursos a las entidades federativas si no es a través de las Tesorerías de estas últimas.

CAPÍTULO II
De los Recursos Federales Transferidos a Las Entidades Federativas y los Municipios

Artículo 13. El gasto programable previsto para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 10 del mismo.

El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos a que se refiere este Artículo, se presenta en el Tomo II.B. de este Presupuesto, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el Artículo 44 de la Ley de Coordinación Fiscal.

Los informes que proporcionen las entidades federativas y los municipios a la Secretaría de Desarrollo Social deberán apegarse a lo establecido en el Artículo 33 de la Ley de Coordinación Fiscal. De conformidad con la fracción IV del Artículo citado, la Secretaría de Desarrollo Social deberá emitir lineamientos y formatos para la entrega de dichos informes que permitan evaluar la evolución del gasto de los recursos a que se refiere el presente Capítulo.

Dichos informes se entregarán con periodicidad trimestral, a más tardar 15 días naturales posteriores a la terminación del trimestre. La Secretaría de Desarrollo Social hará entrega de los informes a la Comisión de Desarrollo Social de la Cámara y tendrá la información disponible para consulta en su página electrónica, de conformidad con lo establecido en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

En relación con la aplicación de estos recursos, las entidades federativas y los municipios publicarán dichos informes en los órganos locales de difusión y los pondrán a disposición del público en general a través de publicaciones específicas y medios electrónicos.

Las erogaciones correspondientes al Ramo 33 Fondo de Aportaciones para la Seguridad Pública, incluyen un monto de $1,000,000,000.00 adicionales que se presenta en el Anexo de este Presupuesto, integrando el total de $5,000,000,000.00, cuya distribución se realizará conforme a lo dispuesto en el Artículo 45 y demás aplicables de la Ley de Coordinación Fiscal.

Artículo 14. Las dependencias y entidades con cargo a sus presupuestos y por medio de convenios de coordinación que serán públicos, podrán descentralizar funciones o reasignar recursos correspondientes a programas federales, con el propósito de transferir responsabilidades y, en su caso, recursos humanos y materiales.

En la suscripción de convenios se observará lo siguiente:

I. Deberán formalizarse a más tardar durante el primer cuatrimestre del ejercicio fiscal, al igual que los anexos respectivos, con el propósito de facilitar su ejecución por parte de las entidades federativas y de promover una calendarización eficiente de la ministración de los recursos respectivos a las entidades federativas, salvo en aquellos casos en que durante el ejercicio fiscal se suscriba un convenio por primera vez y no hubiere sido posible su previsión anual;

II. Incluir criterios que aseguren transparencia en la distribución, aplicación y comprobación de recursos;

III. Establecer los plazos y calendarios de entrega de los recursos que garanticen la aplicación oportuna de los mismos, de acuerdo a la disponibilidad de recursos con base en el Presupuesto aprobado y atendiendo los requerimientos de las entidades federativas. La ministración de los recursos deberá ser oportuna y respetar dichos calendarios;

IV. Evitar comprometer recursos que excedan la capacidad financiera de los gobiernos de las entidades federativas;

V. Las prioridades de las entidades federativas con el fin de alcanzar los objetivos pretendidos;

VI. Especificar en su caso las fuentes de recursos o potestades de recaudación de ingresos por parte de las entidades federativas que complementen los recursos transferidos o reasignados;

VII. En la suscripción de dichos instrumentos deberá tomarse en cuenta si los objetivos pretendidos podrían alcanzarse de mejor manera transfiriendo total o parcialmente las responsabilidades a cargo del Gobierno Federal o sus entidades, por medio de modificaciones legales;

VIII. Las medidas o mecanismos que permitan afrontar contingencias en los programas y proyectos reasignados;

IX. En el caso que involucren recursos públicos federales que no pierden su naturaleza por ser transferidos, éstos deberán depositarse en cuentas bancarias específicas que permitan su identificación para efectos de comprobación de su ejercicio y fiscalización, en los términos de las disposiciones generales aplicables;

X. De los recursos federales que se transfieran a las entidades federativas mediante convenios de reasignación y aquéllos mediante los cuales los recursos no pierdan el carácter federal, se destinará un monto equivalente al uno al millar para la fiscalización de los mismos, en términos de la siguiente fracción, y

XI. La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales.

Artículo 15. Las erogaciones previstas para el Ramo General 39 Programa de Apoyo para el Fortalecimiento de las Entidades Federativas son subsidios que se otorgan a las entidades federativas conforme a la distribución prevista en el Anexo 11 de este Decreto. Estos recursos se destinarán a:

I. Cuando menos el 40 por ciento a la inversión en infraestructura física, incluyendo la construcción, reconstrucción, ampliación, conclusión, mantenimiento, conservación de infraestructura; así como la adquisición de bienes para el equipamiento de las obras generadas o adquiridas; infraestructura hidroagrícola, y hasta un 3 por ciento del costo del programa o proyecto programado en el ejercicio fiscal de 2006, para gastos indirectos por concepto de realización de estudios, elaboración y evaluación de proyectos, supervisión y control de estas obras de infraestructura;

II. Saneamiento financiero, preferentemente a través de la amortización de deuda pública, expresada como una reducción del principal al saldo registrado al 31 de diciembre de 2005. Asimismo, podrán realizarse otras acciones de saneamiento financiero, siempre y cuando se acredite un impacto favorable en la fortaleza de las finanzas públicas locales;

III. Apoyo para sanear y reformar los sistemas de pensiones en las entidades federativas, prioritariamente a las reservas actuariales;

IV. Modernización de los catastros, con el objeto de actualizar los valores de los bienes y hacer más eficiente la recaudación de contribuciones;

V. Modernización de los sistemas de recaudación locales;

VI. Desarrollar mecanismos impositivos que permitan ampliar la base gravable de las contribuciones locales;

VII. Fortalecimiento de los proyectos en educación, cultura, investigación científica y desarrollo de empresas y actividades de base tecnológica;

VIII. Para los Sistemas de Protección Civil en las Entidades Federativas, y

IX. Instrumentación y desarrollo de sistemas de profesionalización de recursos humanos en las administraciones públicas de las Entidades Federativas.

Los recursos del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, tienen por objeto fortalecer los presupuestos de las entidades federativas y de las regiones. Para este fin y con las mismas restricciones, las entidades federativas podrán convenir, entre ellas o con el Gobierno Federal, la aplicación de estos recursos, los que no podrán destinarse para erogaciones de gasto corriente o de operación, salvo en los casos previstos expresamente en las fracciones anteriores.

Artículo 16. Los recursos que transfieren las dependencias o entidades a través de los convenios de reasignación para el cumplimiento de objetivos de programas federales, no pierden el carácter federal, por lo que éstas comprobarán los gastos en los términos de las disposiciones aplicables. Para tal efecto, se sujetarán en lo conducente a lo dispuesto en el Artículo 14. Las dependencias y entidades deberán verificar que en los convenios se establezca el compromiso de las entidades federativas de entregar los documentos comprobatorios del gasto. La Auditoría proporcionará a las áreas de fiscalización de las legislaturas locales las guías para la fiscalización y las auditorías de los recursos federales.

Las dependencias o entidades que requieran suscribir convenios de reasignación, deberán apegarse al convenio modelo emitido por la Secretaría y la Función Pública, así como obtener la autorización presupuestaria de la Secretaría.

El Ejecutivo Federal, por conducto de los titulares de las dependencias que reasignen los recursos presupuestarios, o de las entidades y de la respectiva dependencia coordinadora de sector, celebrará los convenios a que se refiere este Artículo con los gobiernos de las entidades federativas. Dichos convenios deberán prever criterios que aseguren transparencia en su distribución, aplicación y comprobación.

Las dependencias y entidades deberán publicar en el Diario Oficial de la Federación, dentro de los 15 días hábiles posteriores a su formalización, los convenios y, en su caso, las modificaciones a éstos.

Las disposiciones de este Artículo no aplican al Fondo de Desastres Naturales, al Fondo para la Prevención de Desastres Naturales ni a los programas a que se refiere el Anexo 16 de este Decreto.

TÍTULO TERCERO
DEL EJERCICIO POR RESULTADOS DEL GASTO PÚBLICO Y LA DISCIPLINA PRESUPUESTARIA

CAPÍTULO I
Disposiciones Generales

Artículo 17. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, deberán sujetarse a los montos autorizados en este Presupuesto para sus respectivos programas, salvo que se autoricen adecuaciones presupuestarias en los términos del Artículo 9 de este Decreto y las demás disposiciones aplicables. Asimismo, los recursos económicos que recauden u obtengan por cualquier concepto sólo podrán ejercerlos conforme a sus presupuestos autorizados y, en su caso, a través de ampliaciones a sus respectivos presupuestos conforme a los destinos establecidos en los Artículos 25 y 26 de este Decreto.

Todos los recursos económicos que recauden u obtengan por cualquier concepto las dependencias y sus órganos administrativos desconcentrados, deberán ser concentrados en la Tesorería de la Federación.

Los recursos de las instituciones educativas, los planteles y centros de investigación, a los que se refiere el Artículo 12 párrafo décimo de la Ley de Ingresos de la Federación, incluyendo los centros públicos de investigación, serán aplicados a sus objetivos y programas institucionales, en gasto de inversión física o en gasto corriente distinto a servicios personales. Para tal efecto, la Secretaría, con base en la estimación anual de los ingresos previstos por las instituciones educativas, los planteles y centros de investigación deberán establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días, una vez que dichos ingresos hayan sido recibidos por la Tesorería de la Federación. Las erogaciones que se efectúen con cargo al fondo revolvente se reflejarán en los presupuestos de las instituciones en los términos de las disposiciones aplicables.

Será responsabilidad de los titulares de dichas instituciones, planteles y centros, el registro presupuestario mensual de estos recursos en los términos de las disposiciones aplicables; asimismo, que éstos se ejerzan conforme a lo previsto en este Decreto y se reporten en los informes trimestrales y la Cuenta Pública.

Las universidades e instituciones federales que presten servicios de educación superior, de postgrado y de investigación, distribuirán los recursos públicos federales de acuerdo con el analítico de plazas y lo publicarán en sus respectivas páginas de Internet, asimismo reportarán trimestralmente la información en los términos del Artículo 69 de este Decreto.

Artículo 18. El Ejecutivo Federal autorizará, en su caso, las adecuaciones presupuestarias de las dependencias y entidades, en los términos de las disposiciones aplicables.

Las dependencias y entidades serán responsables de que las adecuaciones a sus respectivos presupuestos se realicen siempre y cuando permitan un mejor cumplimiento de los objetivos de los programas autorizados a su cargo.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, a través de sus órganos competentes, podrán autorizar adecuaciones a sus respectivos presupuestos siempre que permitan un mejor cumplimiento de los objetivos de los programas a su cargo. Dichas adecuaciones deberán ser informadas al Ejecutivo Federal, por conducto de la Secretaría, para efectos de la integración de los informes trimestrales, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación. Las adecuaciones presupuestarias que se realicen por ingresos excedentes deberán sujetarse a lo establecido por el Artículo 25 de este Decreto.

Cuando las adecuaciones a los montos presupuestarios ocasionen en su conjunto una variación mayor al 10 por ciento del presupuesto total del ramo o de la entidad de que se trate, o representen individualmente un monto mayor al 1 por ciento del gasto programable, se deberán reportar a la Comisión de Presupuesto y Cuenta Pública de la Cámara, en los informes trimestrales, la cual podrá emitir opinión sobre dichos traspasos.

Artículo 19. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, con cargo a sus respectivos presupuestos y de conformidad con las disposiciones aplicables, cubrirán las contribuciones federales, estatales y municipales, así como las obligaciones contingentes o ineludibles que se deriven de resoluciones emitidas por autoridad competente.

Las adecuaciones presupuestarias que, en su caso, sean necesarias para el pago de las obligaciones contingentes o ineludibles, no podrán afectar el cumplimiento de los objetivos y las metas de los programas aprobados, ni afectar el eficaz y oportuno cumplimiento de las atribuciones de los ejecutores del gasto público federal.

Las dependencias y entidades que no puedan cubrir la totalidad de las obligaciones contingentes o ineludibles conforme a lo previsto en este Artículo, incluso las que se hubieren generado con anterioridad a este ejercicio, presentarán ante la autoridad competente un programa de cumplimiento que deberá ser considerado para todos los efectos legales en vía de ejecución respecto de la resolución que se hubiese emitido, con la finalidad de cubrir las obligaciones contingentes o ineludibles hasta por un monto que no afecte las metas y programas propios o el cumplimiento de las atribuciones señaladas en el párrafo anterior, sin perjuicio de que el resto de la obligación deberá pagarse en los ejercicios fiscales subsecuentes conforme a dicho programa.

Los Poderes Legislativo y Judicial y los organismos públicos autónomos, en caso de ser necesario, establecerán una propuesta de cumplimiento de obligaciones contingentes o ineludibles, observando en lo conducente lo dispuesto en los párrafos segundo y tercero de este Artículo.

Artículo 20. En el ejercicio de sus presupuestos, las dependencias y entidades se sujetarán estrictamente a los calendarios de presupuesto autorizados a cada dependencia y entidad en los términos de las disposiciones aplicables, atendiendo los requerimientos de las dependencias y entidades.

Las dependencias y entidades remitirán a la Secretaría sus proyectos de calendarios a los cinco días hábiles siguientes a la publicación en el Diario Oficial de la Federación del presente Decreto. La Secretaría autorizará los calendarios tomando en consideración las necesidades institucionales y la oportunidad en la ejecución de los recursos para el mejor cumplimiento de los objetivos de los programas, dando prioridad a los programas sociales y de infraestructura.

Los calendarios de presupuesto deberán comunicarse por la Secretaría a las dependencias y entidades, así como publicarse en su página electrónica de Internet y en el Diario Oficial de la Federación dentro de los 10 días hábiles posteriores a la publicación del Presupuesto en el propio Diario Oficial de la Federación. A su vez, las unidades de administración de cada dependencia y entidad deberán comunicar los calendarios de presupuesto correspondientes a sus respectivas unidades responsables, así como publicarlos en el Diario Oficial de la Federación a más tardar 5 días hábiles después de recibir la comunicación por parte de la Secretaría.

Los calendarios a que se refiere el párrafo anterior deberán ser en términos mensuales.

La Secretaría deberá cumplir estrictamente los calendarios de presupuesto autorizados a las dependencias en los términos de las disposiciones aplicables e informará al respecto en los informes trimestrales, por dependencia o entidad.

La Secretaría reportará en los informes trimestrales a la Cámara de Diputados los saldos en líneas globales por dependencia o entidad, para evitar acumulación de saldos o subejercicios presupuestarios.

La Secretaría deberá de publicar en su página electrónica de Internet los calendarios autorizados y sus modificaciones de manera trimestral.

Los subejercicios de los presupuestos de las dependencias y entidades que resulten, deberán subsanarse en un plazo máximo de 90 días naturales. En caso contrario, la Secretaría deberá asignar dichos recursos a los programas de desarrollo social y rural, así como a los programas y proyectos de inversión en infraestructura, conforme a lo establecido en este Presupuesto. La Secretaría estará obligada a reportar al respecto en los informes trimestrales.

La Secretaría, tomando en cuenta los flujos reales de divisas y de moneda nacional, así como las variaciones que se produzcan por la diferencia en el tipo de cambio en el financiamiento de los programas y que provoquen situaciones contingentes o extraordinarias que incidan en el desarrollo de los mismos, determinará la procedencia de las adecuaciones presupuestarias necesarias a los calendarios de presupuesto en función de los compromisos reales de pago, los requerimientos, las disponibilidades presupuestarias y las alternativas de financiamiento que se presenten, procurando no afectar las metas de los programas sociales.

Artículo 21. Las ministraciones de recursos a las dependencias y, en su caso, a las entidades no coordinadas sectorialmente, serán efectuadas conforme al calendario de presupuesto autorizado de acuerdo con los programas y metas correspondientes. Las dependencias coordinadoras de sector efectuarán, a su vez, las ministraciones de recursos que, en los términos del Presupuesto, correspondan a sus entidades coordinadas.

El Ejecutivo Federal, por conducto de la Secretaría, podrá suspender las ministraciones de recursos a las dependencias y entidades y, en su caso, solicitar el reintegro de las mismas, cuando se presente alguno de los siguientes supuestos:

I. No envíen la información que les sea requerida en relación con el ejercicio de sus programas y presupuestos;

II. Cuando las entidades no cumplan con las metas de los programas aprobados o bien se detecten desviaciones en la ejecución o en la aplicación de los recursos correspondientes;

III. Las entidades no remitan la cuenta comprobada a más tardar el día 15 del mes siguiente al del ejercicio de dichos recursos, lo que motivará la inmediata suspensión de las subsecuentes ministraciones de recursos que por el mismo concepto se hubieren autorizado, así como el reintegro a la dependencia coordinadora de sector de los que se hayan suministrado;

IV. En el manejo de sus disponibilidades financieras no cumplan con las disposiciones aplicables;

V. No restituyan los recursos que correspondan a las medidas a que se refiere el Artículo 9, fracción III, de este Decreto;

VI. No informen, a través del Sistema Integral de Información a que se refiere el Artículo 73 de este Decreto, sobre las plazas que tengan vacantes, y

VII. En general, no ejerzan sus presupuestos de conformidad con lo previsto en este Decreto y en las demás disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría, en los términos de los Artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

En caso de que las dependencias y entidades no cumplan con las disposiciones de este Decreto, o con los acuerdos tomados en el seno de la Comisión Intersecretarial de Gasto Financiamiento, ésta podrá recomendar que la Secretaría suspenda la ministración de los recursos correspondientes al gasto operativo y de inversión de las mismas.

Artículo 22. Las dependencias y entidades, sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación y este Presupuesto en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del Artículo 1 de la Ley de Ingresos de la Federación o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

Los ingresos que se perciban en estas operaciones no se considerarán para efectos del cálculo de los ingresos en los términos del Artículo 25 de este Decreto.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas correspondan como máximo al 60 por ciento del monto total del adeudo, y las compensaciones se realicen mensualmente durante el presente ejercicio fiscal.

Artículo 23. Las dependencias y entidades que constituyan o incrementen el patrimonio de fideicomisos públicos no considerados entidad, o que celebren mandatos o contratos análogos, requerirán la autorización de la Secretaría, conforme a las disposiciones aplicables. Las entidades no apoyadas presupuestariamente que constituyan estos fideicomisos quedan exceptuadas de esta autorización y sólo deberán cumplir con el registro a que se refiere el siguiente párrafo, así como con los informes trimestrales.

Las dependencias y entidades que coordinen los fideicomisos a que se refiere el párrafo anterior deberán registrarlos ante la Secretaría y renovar su clave de registro, en los términos de las disposiciones aplicables. Asimismo, éstas deberán registrar las subcuentas a que se refiere la fracción I de este Artículo.

Las dependencias y entidades sólo podrán otorgar recursos públicos federales a fideicomisos, mandatos y contratos análogos a través de las partidas específicas que para tales fines prevé el Clasificador por Objeto del Gasto para la Administración Pública Federal, con autorización de sus titulares o en los términos de las respectivas reglas de operación tratándose de subsidios, siempre y cuando estén previstos en su presupuesto y se haya dado cumplimiento a lo dispuesto en este Artículo.

Los fideicomisos se sujetarán, en lo conducente, a lo dispuesto en la Ley Federal de las Entidades Paraestatales y su Reglamento.

Las dependencias y entidades podrán otorgar subsidios o donativos a los fideicomisos que constituyan las entidades federativas o los particulares que realicen actividades productivas o de fomento, siempre y cuando cumplan con lo que a continuación se señala y las disposiciones aplicables:

I. Los recursos se identificarán en una subcuenta específica y deberán reportarse en los informes trimestrales;

II. En el caso de fideicomisos constituidos por particulares, la suma de los recursos públicos federales otorgados no podrá representar en ningún momento más del 50 por ciento del saldo en el patrimonio neto de los mismos, y

III. Tratándose de fideicomisos constituidos por las entidades federativas, se requerirá la autorización del titular de la dependencia o entidad para otorgar recursos federales que representen más del 50 por ciento del saldo en el patrimonio neto de los mismos, informando de ello a la Secretaría y a la Función Pública.

En caso de que exista compromiso de la entidad federativa o de los particulares con el Gobierno Federal para otorgar sumas de recursos al patrimonio y aquellos incumplan con la aportación de dichos recursos, con las reglas de operación del fideicomiso o del programa correspondiente, el Gobierno Federal, por conducto de la dependencia o entidad que coordine la operación del fideicomiso, suspenderá las aportaciones subsecuentes.

Los subsidios y donativos serán fiscalizados en los términos de las disposiciones aplicables.

Los informes en materia de subsidios otorgados a través de fideicomisos y mandatos, que deban enviarse a la Secretaría, se remitirán a ésta en los términos de las disposiciones aplicables.

Los recursos fideicomitidos en los fondos mixtos a los que se refiere la Ley de Ciencia y Tecnología se destinarán hasta en un 80 por ciento a proyectos vinculados con la investigación aplicada al desarrollo tecnológico.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán incluir en los informes trimestrales los ingresos del periodo, incluyendo rendimientos financieros; egresos; destino y saldo de los fideicomisos en los que participen, informando de ello a la Auditoría Superior de la Federación. Dicha información deberá presentarse a más tardar 15 días naturales después de terminado el trimestre de que se trate.

La información que remitan los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades para la integración de los informes trimestrales será de acceso público en términos de lo dispuesto por la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, para tal efecto, deberán publicarla en sus respectivas páginas electrónicas de Internet desde su portal principal.

Los fideicomisos públicos que tengan como objeto principal financiar programas y proyectos de inversión deberán sujetarse a las disposiciones generales en materia de inversión que emita la Secretaría.

Las dependencias y entidades que coordinen fideicomisos públicos con la participación que corresponda al fiduciario, o que celebren mandatos o contratos análogos o con cargo a sus presupuestos se hayan aportado recursos a los mismos, serán las responsables de transparentar y rendir cuentas sobre el manejo de los recursos públicos otorgados, así como de proporcionar los informes que permitan su vigilancia y fiscalización. Asimismo, serán responsables de enviar oportunamente a la Secretaría la información correspondiente para la integración de los informes trimestrales y publicarla en su página electrónica de Internet.

Las dependencias y entidades, con la participación que corresponda al fiduciario, excepto en aquéllos constituidos por las entidades federativas o los particulares, a más tardar el último día hábil de junio de 2006 realizarán los actos necesarios para la extinción de los fideicomisos no considerados entidad a que se refiere este Artículo, de aquellos que estén bajo su coordinación, que hayan alcanzado sus fines, o en los que éstos sean imposibles de alcanzar, así como aquéllos que en el ejercicio fiscal anterior no hayan realizado acción alguna tendiente a alcanzar los fines para los que fueron constituidos, salvo que en este último caso se justifique su vigencia.

Las dependencias y entidades deberán incluir en los informes trimestrales el avance en materia de extinción de fideicomisos públicos o actos análogos a que se refiere este Artículo, incluyendo el monto de recursos concentrados en la Tesorería de la Federación, así como la relación de aquéllos que se hubieren extinguido o terminado. Asimismo incluirán el monto con el que se constituyan, ingresos, rendimientos financieros, egresos y disponibilidades.

Las contralorías internas de las dependencias y entidades que coordinen fideicomisos, evaluarán y verificarán los fideicomisos, e informarán lo conducente a la Secretaría y a la Función Pública.

Cuando en el contrato de los fideicomisos cuya extinción se promueva no esté previsto un destino distinto se deberán concentrar los remanentes de recursos públicos federales en la Tesorería de la Federación, por lo que la institución fiduciaria deberá efectuar dicha concentración, aún cuando la formalización de la extinción no haya concluido. Asimismo, tratándose de los fideicomisos constituidos por entidades, los remanentes se concentraran en sus respectivas tesorerías.

Se prohíbe la celebración de fideicomisos, mandatos o contratos análogos que tengan como propósito eludir la anualidad de este Presupuesto, en los términos de los Artículos 13 y 15 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

Los responsables de coordinar los fideicomisos con cargo a cuyo presupuesto se aportan los recursos en los términos establecidos en este Artículo, deberán informar a la Comisión de Presupuesto y Cuenta Pública, en forma trimestral, considerando lo siguiente:

a) El diagnóstico de la evaluación y verificación de la operación de los fideicomisos que realicen las contralorías internas de las dependencias y entidades que coordinen fideicomisos, y

b) El monto de los recursos públicos que se encuentren en los fideicomisos, señalando las dependencias y entidades que los coordinen, así como los señalados en la fracción II de este Artículo.

Artículo 23 BIS. Los ingresos a que se refieren los Artículos 254 Bis, 254 Ter y 257 de la Ley Federal de Derechos se sujetarán a lo siguiente:

I. Los ingresos que resulten del Derecho para el Fondo de Investigación Científica y Tecnológica en materia de energía, a que se refiere el Artículo 254 Bis de la Ley Federal de Derechos, se destinarán al Instituto Mexicano del Petróleo y se aplicarán exclusivamente para la investigación científica y desarrollo tecnológico requerido por las industrias petrolera, petroquímica y química, a través de un fideicomiso constituido para tal efecto, sujetándose a las reglas que establezca la Secretaría a más tardar el 15 de marzo;

II. Los ingresos que resulten del Derecho para la fiscalización petrolera, a que se refiere el Artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría Superior de la Federación, a través del ramo correspondiente y se aplicarán exclusivamente para fiscalizar los programas prioritarios y el Programa para la Fiscalización del Gasto Federalizado aprobados en este Decreto; la Secretaría hará entrega de anticipos a cargo de este Derecho a más tardar a los diez días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del Artículo 254 Ter de la Ley Federal de Derechos; la Auditoría Superior de la Federación informará a la Secretaría sobre su ejercicio, y

III. Los ingresos que resulten del Derecho extraordinario sobre la exportación de petróleo crudo, a que se refiere el Artículo 257 de la Ley Federal de Derechos, se destinarán en su totalidad a las Entidades Federativas para programas y proyectos de inversión en infraestructura y equipamiento, a través del Fondo de Estabilización de los Ingresos de las Entidades Federativas, cuya distribución se efectuará conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente.

Los recursos del Fondo serán administrados por el Banco Nacional de Obras y Servicios Públicos, S.N.C., en calidad de fiduciario del fideicomiso público sin estructura orgánica establecido para tal efecto, mismos que se aplicarán en el presente ejercicio fiscal, sujetándose de manera análoga a las reglas de operación y lineamientos establecidos para el Fideicomiso para la Infraestructura en los Estados. Dicho fideicomiso contará con un Comité Técnico conformado por tres representantes de las entidades federativas y tres representantes del Gobierno Federal; la Presidencia de dicho Comité corresponderá a uno de los representantes de las entidades federativas.

Artículo 24. El Ejecutivo Federal, por conducto de la Secretaría, transferirá a las Entidades Federativas para gasto en programas y proyectos de inversión en infraestructura y equipamiento, conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente, los rendimientos que se deriven del siguiente concepto: Los ingresos excedentes que resulten del aprovechamiento a que se refieren los Artículos 1, fracción VI, numeral 21, y 7 fracción VII de la Ley de Ingresos de la Federación, por concepto de rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios y los ingresos que resulten del Derecho extraordinario sobre la exportación de petróleo crudo a que se refiere el Artículo 257 de la Ley Federal de Derechos, que está obligado a pagar PEMEX Exploración y Producción, que se generen a partir de 36.5 dólares de los Estados Unidos de América.

Para los efectos de este Artículo, la Secretaría hará entregas de anticipos a cuenta de los ingresos a que se refiere el párrafo anterior, a más tardar a los 10 días hábiles posteriores al entero trimestral que a cuenta de los Derechos y el Aprovechamiento realice PEMEX Exploración y Producción, en los términos de los Artículos 7, fracción VII de la Ley de Ingresos de la Federación y 257 de la Ley Federal de Derechos.

Los anticipos correspondientes a cada uno de los trimestres serán por el equivalente al 100 por ciento del pago provisional que a cuenta de los referidos Aprovechamientos y Derechos se realicen.

El Ejecutivo Federal, por conducto de la Secretaría, establecerá convenios con las entidades federativas para definir los mecanismos que permitan ajustar las diferencias que, en su caso, resulten entre los anticipos trimestrales y las cantidades correspondientes al monto total contenido en la declaración anual relativa al Aprovechamiento sobre rendimientos excedentes y los Derechos a que hace referencia el Artículo 257 de la Ley Federal de Derechos.

Una vez presentada la declaración anual a que hace referencia el párrafo anterior, la Secretaría realizará los ajustes que correspondan por la diferencia que, en su caso, resulten entre los anticipos trimestrales enterados y el monto anual del Aprovechamiento y los Derechos.

Artículo 25. El Ejecutivo Federal, por conducto de la Secretaría, en los términos de las disposiciones aplicables, podrá autorizar a las dependencias y entidades para que realicen erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos para el presente ejercicio fiscal conforme a lo siguiente:

I. Las dependencias y las entidades incluidas en el Anexo 1.D. de este Decreto, podrán realizar erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos en el Artículo 1 de la Ley de Ingresos de la Federación. Los excedentes de los ingresos a que se refiere dicho Artículo, excepto los previstos en la fracción IX del mismo, se aplicarán de la manera siguiente:

a) Los excedentes que resulten de los ingresos propios y las aportaciones de seguridad social, a que se refieren respectivamente las fracciones VII y VIII del Artículo 1 de dicha Ley, se podrán destinar al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en lo que corresponda;

b) Los excedentes que resulten de los ingresos a que se refiere la fracción VII del Artículo 1 de dicha Ley, correspondientes a los ingresos propios de las entidades distintas a la señalada en el inciso anterior, se podrán destinar a aquellas entidades que los generen;

c) Los excedentes que resulten de los derechos a que se refiere la fracción III, numerales 1 y 2, del Artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades;

d) Los excedentes que resulten de los productos a que se refiere la fracción V del Artículo 1 de dicha Ley, distintos a los señalados en el inciso e) de la presente fracción, se podrán destinar a las dependencias y entidades;

e) Los excedentes que resulten de los productos a que se refiere la fracción V numeral 2 inciso C, subinciso b), del Artículo 1 de dicha Ley, por concepto de enajenación de bienes inmuebles, podrán destinarse al Fondo de Desincorporación de Entidades, a mejorar el balance económico del sector público o, en su caso, hasta en un 80 por ciento para gasto de inversión de las dependencias que tenían asignados dichos bienes. En el caso de las entidades incluidas en el Anexo 1.D. de este Decreto, dichos excedentes podrán destinarse para gasto de inversión.

Los excedentes que resulten de los productos por concepto de las enajenaciones de bienes inmuebles que realice el Instituto de Administración y Avalúos de Bienes Nacionales en los términos de la Ley General de Bienes Nacionales, podrán destinarse en su totalidad a cubrir los gastos de mantenimiento, obra pública y de administración en general, así como los pagos por concepto de contribuciones y demás erogaciones relacionadas con los bienes inmuebles a cargo de dicho Instituto;

f) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 2 y 24 inciso D del Artículo 1 de dicha Ley, provenientes de la recuperación de seguros de bienes adscritos a las dependencias o propiedad de las entidades incluidas en el Anexo 1.D. de este Decreto, y los donativos en dinero que éstas reciban, deberán destinarse a aquellas dependencias y entidades que les corresponda recibirlos;

g) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 4; 11; 15 inciso C; 19 incisos B y E; 22 y 24 inciso D, del Artículo 1 de dicha Ley, se podrán destinar a la atención de desastres naturales e inversión en infraestructura así como a las dependencias y entidades que los generen;

h) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 19, inciso D, del Artículo 1 de dicha Ley por concepto de desincorporación de entidades, se podrán destinar a gasto de inversión o al Fondo de Desincorporación de Entidades;

i) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 20 del Artículo 1 de dicha Ley, por concepto de enajenación de bienes decomisados en procesos penales federales serán destinados en los términos de los Artículos 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público y 182-R del Código Federal de Procedimientos Penales;

j) Los excedentes que generen las Secretarías de la Defensa Nacional y de Marina, así como la Presidencia de la República por lo que se refiere al Estado Mayor Presidencial, por concepto de los derechos, productos y aprovechamientos a que se refieren respectivamente las fracciones III, V y VI del Artículo 1 de dicha Ley, serán destinados a dichas dependencias;

k) Los excedentes que resulten del derecho sobre hidrocarburos para el Fondo de Estabilización, a que se refiere la fracción III, numeral 3, inciso B) del Artículo 1 de dicha Ley se destinarán al fondo de estabilización de los ingresos petroleros;

l) Los excedentes que resulten del derecho para el fondo de investigación científica y tecnológica en materia de energía, a que se refiere la fracción III, numeral 3 inciso D) del Artículo 1 de dicha Ley, se destinarán al Instituto Mexicano del Petróleo;

m) Los excedentes que resulten del derecho para la fiscalización petrolera, a que se refiere la fracción III, numeral 3, inciso E) del Artículo 1 de dicha Ley, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría;

n) La suma que resulte de los excedentes y faltantes de las fracciones I, II, III numeral 3, incisos A) y F), y IV, del Artículo 1 de la Ley de Ingresos de la Federación, así como los aprovechamientos a que se refiere la fracción VI de dicho Artículo, distintos de los previstos en los incisos f) a j) y ñ) del presente Artículo y del Artículo 24 de este Decreto, deberán destinarse en primer término a compensar: la atención de Desastres Naturales cuando el Fondo de Desastres Naturales resulte insuficiente; el incremento en el gasto no programable respecto del presupuestado, por concepto de participaciones; el costo financiero, derivado de modificaciones en la tasa de interés o del tipo de cambio; los adeudos del ejercicio fiscal anterior para cubrir, en su caso, la diferencia entre el monto aprobado en este Presupuesto y el límite del monto de endeudamiento autorizado como diferimiento de pago en la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2005.

En el caso de la Comisión Federal de Electricidad, las erogaciones adicionales necesarias para cubrir los incrementos en los precios de combustibles con respecto a las estimaciones aprobadas en la Ley de Ingresos y su propio presupuesto, procederán como ampliaciones automáticas con cargo a los ingresos excedentes a que se refiere este inciso. Dichas ampliaciones únicamente aplicarán para compensar aquel incremento en costos que no es posible repercutir en la correspondiente tarifa eléctrica.

El remanente de los ingresos excedentes a que se refiere el presente inciso se aplicará conforme lo señala el último párrafo de la presente fracción, en un 25 por ciento al Fondo de Estabilización de los Ingresos Petroleros; en un 25 por ciento para mejorar el balance económico del sector público y, en un 50 por ciento para gasto de inversión en Petróleos Mexicanos y sus organismos subsidiarios, y

ñ) En el caso de las contribuciones, los productos y los aprovechamientos que tengan un destino específico por disposición expresa de leyes de carácter fiscal, o conforme a éstas se cuente con autorización de la Secretaría para utilizarse en un fin específico, ésta deberá autorizar las ampliaciones a los presupuestos de las dependencias o entidades que los generen, hasta por el monto de los ingresos excedentes obtenidos que determinen dichas leyes o, en su caso, la Secretaría.

La Secretaría podrá autorizar las ampliaciones a los presupuestos de las dependencias y entidades a que se refiere la presente fracción, observando la clasificación de los ingresos excedentes a que se refiere el Artículo 20 de la Ley de Ingresos de la Federación, así como el procedimiento previsto en las disposiciones aplicables.

Sólo se podrán otorgar ampliaciones a los presupuestos por concepto de derechos a que se refiere el Artículo 1 fracción III numeral 3 de la Ley de Ingresos, cuando se obtengan ingresos adicionales a los previstos por dicho Artículo.

La aplicación de los excedentes de ingresos a que se refiere la presente fracción, con excepción del inciso n), se podrá realizar durante el ejercicio fiscal; en el caso del inciso n), la aplicación de los excedentes de ingresos se realizará una vez que éstos sean determinados en los términos de dicho inciso; las ampliaciones al gasto programable que conforme a este Artículo se autoricen, no se considerarán como regularizables y sólo se podrán autorizar por la Secretaría cuando no se deteriore la relación ingreso y gasto aprobada en este Presupuesto, y

II. La Secretaría, en los términos de las disposiciones aplicables, podrá autorizar las ampliaciones a los presupuestos de las entidades distintas a aquéllas incluidas en el Anexo 1.D. de este Decreto, que obtengan ingresos en exceso a los previstos en sus respectivos presupuestos aprobados.

Las ampliaciones líquidas a este Presupuesto se autorizarán en los términos de este Artículo. Petróleos Mexicanos se sujetará a lo establecido en la fracción I, inciso n) de este Artículo; así como a lo dispuesto en el Artículo 5 fracción II de este Decreto. Las operaciones compensadas a que se refiere el penúltimo párrafo del Artículo 22 de este Decreto no se sujetarán a lo previsto en el presente Artículo.

Artículo 26. Los órganos encargados de la administración de los Poderes Legislativo y Judicial, así como de los organismos públicos autónomos, podrán autorizar ampliaciones a sus respectivos presupuestos con cargo a los ingresos excedentes a que se refiere el Artículo 20, fracción IV, de la Ley de Ingresos de la Federación, registrando los ingresos que obtenga por cualquier concepto en el rubro correspondiente de dicha Ley.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, reportarán en los informes trimestrales los excedentes de ingresos obtenidos y remitirán a la Auditoría Superior de la Federación, a más tardar el 31 de agosto de 2006, el Informe de Avance de Gestión Financiera sobre los resultados físicos y financieros de los programas a su cargo, por el periodo comprendido entre 1 de enero y el 30 de junio de 2006.

Las sanciones económicas que aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2006, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados para ciencia y tecnología en el Ramo 38 Consejo Nacional de Ciencia y Tecnología, dentro de los 30 días naturales siguientes a la fecha en la que se efectúe el depósito ante la Tesorería.

Artículo 27. En caso de que durante el ejercicio disminuyan los ingresos a que se refiere el Artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal, por conducto de la Secretaría, podrá aplicar las siguientes normas de disciplina presupuestaria:

I. La disminución de los ingresos por derechos a los hidrocarburos a que se refiere el numeral 3 de la fracción III del Artículo 1 de la Ley de Ingresos de la Federación, se deberá compensar con los recursos del Fondo de Estabilización de los Ingresos Petroleros en los términos de sus reglas de operación. Cuando se llegue al límite de recursos establecido en dichas reglas, se procederá a realizar los ajustes a que se refiere la fracción II de este Artículo, y

II. La disminución de los ingresos previstos en el Artículo 1 de la Ley de Ingresos de la Federación, distintos a los ingresos por derechos a los hidrocarburos a que se refiere la fracción anterior, se compensará con la reducción de los montos aprobados en los presupuestos de las dependencias, entidades, fondos y programas, conforme a lo siguiente:

a) Los ajustes deberán realizarse en forma selectiva, en el siguiente orden:

i) El gasto en comunicación social;

ii) El gasto en servicios personales, prioritariamente los estímulos y la creación de plazas;

iii) Los ahorros y economías presupuestarios que se determinen con base en los calendarios de presupuesto autorizados de las dependencias y entidades a que se refiere el Anexo 1.B. y 1.D. de este Decreto;

iv) Los gastos de difusión, y

v) El gasto no vinculado directamente a la atención de la población.

En caso de que dichas reducciones no sean suficientes para compensar la disminución de ingresos a que se refiere este Artículo, podrán realizarse ajustes en otros conceptos de gasto, siempre y cuando se procure no afectar los programas sociales;

b) Los ajustes a los presupuestos de los órganos administrativos desconcentrados, no deberán ser mayores a los ajustes que en promedio se hayan realizado en las demás unidades administrativas de la dependencia respectiva;

c) En el caso de que la contingencia represente una reducción equivalente de hasta 15 mil millones de pesos, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, un informe que contenga el monto del ajuste al gasto programable y la composición de dicha reducción por dependencia y entidad, y

d) En el caso de que la contingencia sea de tal magnitud que represente una reducción equivalente a un monto superior a 15 mil millones de pesos, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, el monto de gasto programable a reducir, y una propuesta de composición de dicha reducción por dependencia y entidad.

La Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, en un plazo de 15 días hábiles a partir de la recepción de la propuesta, analizará la composición de és ta, con el fin de, en su caso, proponer modificaciones a la composición de la misma, en el marco de las disposiciones aplicables. El Ejecutivo Federal, tomando en consideración la opinión de la Cámara, resolverá lo conducente, informando de ello a la misma. En caso de que la Cámara no emita opinión dentro de dicho plazo, procederá el proyecto enviado por el Ejecutivo Federal.

Lo dispuesto en este Artículo no será aplicable a la disminución de ingresos que corresponda a recursos propios del presupuesto de Petróleos Mexicanos, entidad que se sujetará a lo establecido en la fracción I del Artículo 5 de este Decreto.

Los Poderes Legislativo y Judicial y los organismos públicos autónomos procurarán coadyuvar al cumplimiento de las normas de disciplina presupuestaria a que se refiere el presente Artículo, a través de ajustes a sus respectivos presupuestos, observando en lo conducente lo dispuesto en la fracción II.

Artículo 28. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán publicar en el Diario Oficial de la Federación, a más tardar el 15 de febrero, un reporte detallado de los recursos que se encuentran devengados y aquéllos no devengados al 31 de diciembre.

Artículo 29. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

El Ejecutivo Federal informará a la Cámara de los montos presupuestarios no devengados a que se refiere este Artículo, y su aplicación, al presentar la Cuenta Pública correspondiente al año 2006.

Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y las entidades apoyadas presupuestariamente, que por cualquier motivo al término del ejercicio fiscal conserven recursos previstos en este Presupuesto y, en su caso, los rendimientos obtenidos, deberán reintegrar el importe disponible a la Tesorería de la Federación dentro de los 15 días naturales siguientes al cierre del ejercicio.

El incumplimiento en el reintegro oportuno de los recursos presupuestarios en el plazo establecido en el párrafo anterior, generará, sin exceder los presupuestos autorizados correspondientes, la obligación de pagar cargas financieras por concepto de indemnización al Erario Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer el Banco de México dentro del periodo que dure el incumplimiento. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la Federación, se utilizará la tasa de interés que el Banco de México dé a conocer como sustituta de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse el reintegro y hasta el día en que el mismo se efectúe. El resultado obtenido se multiplicará por el importe no reintegrado oportunamente.

Asimismo, el incumplimiento en el reintegro oportuno de recursos en los plazos que establecen las disposiciones presupuestarias, generará a las dependencias y entidades apoyadas presupuestariamente la obligación de pagar cargas financieras por concepto de indemnización al Erario Federal en los términos previstos en este Artículo, sin exceder sus presupuestos autorizados.

Todo lo anterior, salvo que a juicio de la Tesorería de la Federación existan casos extraordinarios que imposibiliten el reintegro oportuno, situación que invariablemente deberá justificarse plenamente ante dicha Tesorería, contando siempre con la validación respectiva de la autoridad fiscalizadora correspondiente.

Queda prohibido realizar erogaciones al final del ejercicio con cargo a ahorros y economías del Presupuesto que tengan por objeto evitar la concentración de recursos a que se refiere este Artículo.

Artículo 30. A las dependencias y entidades les queda prohibido, durante el proceso electoral federal 2006, identificarse en ejercicio de sus funciones con los partidos políticos o candidatos, así como apoyarlos o combatirlos con recursos federales y, especialmente, influenciar la decisión de los electores a través de propaganda o acciones identificables con objetivos distintos del cumplimiento de su función. Para vigilar lo anterior:

I. La Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados del H. Congreso de la Unión solicitará información a las dependencias y entidades para efecto del monitoreo congresional permanente de las políticas públicas en el ejercicio del presupuesto;

II. La Comisión podrá integrar grupos de trabajo para dar seguimiento a la aplicación de programas sociales en ámbitos geográficos específicos, cuando la comisión tenga indicios de que los órganos gestores de los programas den uso distinto a los programas autorizados;

III. Las dependencias y entidades deberán informar mensualmente a la Cámara, a través de sus comisiones sectoriales y la de Presupuesto y Cuenta Pública, y con independencia de otras obligaciones análogas previstas en este Decreto, todo lo referente a donativos, destino y finalidad de Programas sociales y de subsidios, cancelación, modificación o selección de los mismos, lo relativo al Programa Oportunidades, cambios de partida, descuentos salariales así como a los programas y proyectos de inversión;

IV. Las dependencias y entidades entregarán a la Comisión, a mas tardar el 28 de febrero de 2006, el padrón de beneficiarios de los distintos programas y subsidios, calendarios de entrega, mecanismos y modalidades para la entrega específica de los beneficios derivados de los programas y subsidios;

V. Esta información deberá identificar a los beneficiarios por municipio o demarcación territorial en el caso del Distrito Federal, así como la fecha de afiliación o baja;

VI. A partir de febrero de 2006 las dependencias y entidades reportarán mensualmente a la Cámara la relación de incidencias en la entrega de los beneficios así como modificaciones en la operación de los programas y subsidios, y

VII. Las comisiones de la Cámara harán recomendaciones derivadas del análisis de la información recibida y denunciarán por la vía que corresponda cualquier anomalía o irregularidad.

CAPÍTULO II
De las Disposiciones de Racionalidad y Austeridad Presupuestaria

Artículo 31. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, en el ejercicio de sus respectivos presupuestos, deberán tomar medidas para racionalizar el gasto destinado a las actividades administrativas y de apoyo, sin afectar el cumplimiento de los objetivos y las metas aprobados en este Presupuesto. Entre otras medidas, deberán aplicar las siguientes:

I. En las dependencias y entidades no se otorgarán incrementos salariales a los servidores públicos de mandos medios y superiores, ni a los niveles homólogos;

II. Las contrataciones de asesorías, estudios e investigaciones deberán sujetarse a lo dispuesto en la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y las demás disposiciones aplicables;

III. Para realizar erogaciones por concepto de gastos de orden social, congresos, convenciones, exposiciones, seminarios, espectáculos culturales, simposios o cualquier otro tipo de foro o evento análogo, las unidades administrativas que realicen dichas erogaciones deberán integrar expedientes que incluyan, entre otros, los documentos con los que se acredite la contratación u organización requerida, la justificación del gasto, los beneficiarios, los objetivos y programas a los que se dará cumplimiento;

IV. Las comisiones de personal al extranjero deberá reducirse al número de integrantes estrictamente necesario para la atención de los asuntos de su competencia, así como deberán reducirse los gastos menores y de ceremonial;

V. Sólo podrán aportar cuotas a organismos internacionales, cuando las mismas se encuentren previstas en sus presupuestos autorizados y sean estrictamente indispensables;

VI. Los Poderes Legislativo y Judicial, los organismos públicos autónomos y las dependencias y entidades, deberán optimizar la utilización de los espacios físicos y establecer los convenios necesarios con la Función Pública a fin de utilizar los bienes nacionales disponibles en los términos de las disposiciones aplicables;

VII. Las dependencias y entidades elaborarán un estudio costo ybeneficio de sus representaciones, delegaciones o similares en las entidades federativas;

VIII. Las dependencias y entidades deberán procurar la sustitución de arrendamientos por la utilización de bienes inmuebles ociosos o subutilizados, a efecto de promover la eficiencia en la utilización de dichos bienes, respetando los términos de los respectivos contratos de arrendamiento y evitando costos adicionales. Lo anterior, en los términos de las disposiciones emitidas por la Función Pública.

Las dependencias y entidades podrán optar por el arrendamiento financiero de inmuebles exclusivamente cuando las erogaciones correspondientes representen como mínimo un ahorro del 20 por ciento, en comparación con los recursos que se utilicen para pagar el arrendamiento puro y los gastos asociados al mismo o que para ese efecto pudieran llegar a utilizarse;

IX. Las dependencias y entidades establecerán programas para fomentar el ahorro por concepto de energía eléctrica, combustibles, teléfonos, agua potable, materiales de impresión y fotocopiado, inventarios, así como otros conceptos de gasto corriente, mismos que deberán someter a la consideración de los titulares y órganos de gobierno, respectivamente;

X. Para la autorización de los gastos de representación y de erogaciones para el desempeño de comisiones oficiales, las dependencias y entidades observarán las disposiciones aplicables, y

XI. No podrán destinar recursos de este Presupuesto para actos o eventos de carácter social de inauguración de obras.

Los ahorros generados se destinarán a impulsar los programas y proyectos de inversión de las dependencias y entidades, en los términos de este Presupuesto.

Las dependencias y entidades deberán reportar en los informes trimestrales a la Secretaría y a la Función Pública sobre los ahorros generados como resultado de las medidas a que se refiere este Artículo, así como el destino de los mismos.

Artículo 32. Los Poderes Legislativo y Judicial, los entes públicos federales, las dependencias y las entidades, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hubieren agotado los tiempos asignados en los medios de difusión del sector público, así como los tiempos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal.

En ningún caso podrán utilizarse tiempos fiscales, tiempos oficiales o recursos presupuestarios con fines de promoción de la imagen institucional, incluyendo la del titular del Ejecutivo Federal.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, supervisará la administración y distribución de los tiempos fiscales otorgados por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo Federal, tiempos que se distribuirán en partes iguales a la Cámara y a la Cámara de Senadores; 10 por ciento al Poder Judicial Federal, y 20 por ciento a los entes públicos federales.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales en periodos fijos de 45 días naturales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este Artículo.

La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía, cada 45 días naturales, sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

Los programas de comunicación social y las erogaciones que conforme a estos programas realicen las dependencias y entidades, deberán ser autorizados por la Secretaría de Gobernación en el ámbito de su competencia, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este Artículo realicen las entidades deberán ser autorizadas de manera previa por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos de gasto al concepto de gasto correspondiente a comunicación social de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente o cuando se requiera para promover la venta de productos de las entidades para que éstas generen mayores ingresos. En ambos supuestos, se requerirá de previa autorización de la Secretaría de Gobernación y de la Secretaría, en el ámbito de sus respectivas competencias. La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía y a la Secretaría de la Función Pública, dentro de los 10 días naturales siguientes a la fecha en la que se emita la autorización, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara, a más tardar el 30 de enero de 2006, un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, dicho informe deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. La Cámara emitirá opinión fundada dentro de los 15 días naturales siguientes a la fecha de su recepción.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

a) Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas de las dependencias o entidades, así como a las actividades análogas que prevean las leyes aplicables;

b) No se podrán destinar recursos de comunicación social a programas que no estén considerados en este Presupuesto;

c) Las dependencias y entidades del Ejecutivo Federal no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad;

d) Las erogaciones realizadas en materia de comunicación social se acreditarán con órdenes de compra en las que se especifique la tarifa convenida, concepto, descripción del mensaje, destinatarios y pautas de difusión en medios electrónicos, así como la cobertura y circulación certificada del medio en cuestión, y

e) Se dará preferencia, en el marco de las disposiciones aplicables, a la difusión de programas y actividades que aumenten los ingresos de las dependencias y entidades, así como a los programas en materia de protección civil y de seguridad pública.

La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía y a la Secretaría de la Función Pública, en periodos fijos de 45 días naturales, sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente Artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad; empresas prestadoras de los servicios; tiempos contratados, fiscales y oficiales utilizados por cada dependencia y entidad; recursos comprometidos y obligaciones pendientes de pago, por dependencia y entidad.

En el Informe de Avance de la Gestión Financiera se deberá dar cuenta del ejercicio de estos recursos.

Las erogaciones a que se refiere este Artículo deberán reducirse en por lo menos un 10 por ciento a más tardar el último día hábil de marzo. Para realizar dichas reducciones las dependencias y entidades deberán proteger el gasto relacionado con mensajes cuyo objeto sea hacer del conocimiento de la población los beneficios de los programas aprobados en este Presupuesto, concentrando los ajustes a la baja en la difusión de carácter promocional y comercial. Los ajustes a que se refiere este párrafo deberán ser reportados a esta Cámara por la Secretaría de Gobernación en el segundo informe trimestral del presente ejercicio.

Artículo 33. Las dependencias y entidades sólo podrán otorgar donativos cuando cumplan con lo siguiente:

I. Deberán contar con recursos aprobados en sus presupuestos para dichos fines en la partida correspondiente del Clasificador por Objeto del Gasto. Las dependencias y entidades podrán incrementar la asignación original aprobada para dichos fines en sus respectivos presupuestos en situaciones que así se requieran y éstos deberán ser autorizados por el órgano de gobierno a propuesta del titular de la dependencia o entidad, observando los procedimientos establecidos por la Ley;

II. El otorgamiento del donativo deberá ser autorizado en forma indelegable por el titular de la dependencia o entidad y, en este último caso, adicionalmente por el órgano de gobierno. En todos los casos, los donativos serán considerados como otorgados por la Federación;

III. Deberán solicitar a los donatarios que además de ser asociaciones no lucrativas demuestren estar al corriente en sus respectivas obligaciones fiscales y que sus principales ingresos no provienen del Presupuesto, salvo los casos que permitan expresamente las leyes;

IV. Deberán incluir en los informes trimestrales, las erogaciones con cargo a la partida correspondiente, el nombre o razón social y los montos entregados a los beneficiarios, así como los fines específicos para los cuales fueron otorgados los donativos, y

V. Las dependencias y entidades deberán verificar que los donatarios no estén integrados en algún otro padrón de beneficiarios de programas a cargo del Gobierno Federal y que en ningún caso estén vinculados a asociaciones religiosas o a partidos y agrupaciones políticas nacionales, salvo los casos que permitan las leyes. Las dependencias y entidades deberán, además, adoptar como criterio general la equidad en su distribución territorial y el objeto social del donatario.

En ningún caso, las dependencias y entidades podrán otorgar recursos a organizaciones que por irregularidades en su funcionamiento estén sujetas a procesos legales.

Las dependencias y entidades que reciban donativos deberán destinarlos a los fines específicos para los que les fueron otorgados; asimismo, deberán registrar los donativos en sus respectivos presupuestos previamente a su ejecución, de acuerdo con las disposiciones aplicables. Tratándose de las entidades, además se sujetarán a lo determinado por su órgano de gobierno.

Artículo 34. El Ejecutivo Federal, por conducto de la Secretaría, podrá determinar reducciones, diferimientos o cancelaciones de programas y conceptos de gasto de las dependencias y entidades, cuando ello represente la posibilidad de obtener ahorros en función de la productividad y eficiencia de las mismas, cuando dejen de cumplir sus propósitos, o en el caso de situaciones supervenientes. En todo momento, se procurará respetar el presupuesto destinado a los programas destinados al gasto social y de inversión física, y se reportará en los informes trimestrales cuando las variaciones superen 15 mil millones de pesos de los respectivos presupuestos, anexando la estructura programática modificada.

CAPITULO III
De los Servicios Personales

Artículo 35. Las dependencias y entidades se sujetarán a las siguientes disposiciones para ejercer los recursos previstos en sus presupuestos para servicios personales:

I. El gasto en servicios personales, comprende la totalidad de los recursos para cubrir:

a) Las percepciones ordinarias y extraordinarias que se cubren a favor de los servidores públicos a su servicio, incluyendo funcionarios públicos; personal militar; personal docente; personal de las ramas médica, paramédica y grupos afines; policías, controladores aéreos, investigadores y otras categorías; personal de enlace; así como personal operativo de base y confianza;

b) Las aportaciones de seguridad social;

c) Las primas de los seguros que se contratan en favor de los servidores públicos y demás asignaciones autorizadas por la Secretaría en los términos de este Decreto, y

d) Las obligaciones fiscales que, en su caso, generen los pagos a que se refieren los incisos anteriores, conforme a las disposiciones aplicables.

Las dependencias y entidades deberán apegarse a lo dispuesto en el presente Capítulo y a las demás disposiciones aplicables, para el ejercicio de las previsiones a que se refiere el Artículo 36 de este Decreto, así como de las erogaciones que por concepto de servicios personales realicen con cargo a los Capítulos de gasto 4000 Subsidios y Transferencias y 6000 Obras Públicas del Clasificador por Objeto del Gasto para la Administración Pública Federal.

Será responsabilidad de la Secretaría de Educación Pública el ejercicio de los recursos de los capítulos de servicios personales, correspondientes a los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, la cual deberá sujetarse a las disposiciones de este Decreto y a las que emitan la Secretaría y la Función Pública en el ámbito de sus respectivas competencias.

El Ejecutivo Federal, por conducto de la Función Pública, a más tardar el 15 de febrero de 2006 enviará a la Comisión de Presupuesto y Cuenta Pública los términos de referencia y alcance del informe detallado de la composición de plazas autorizadas al 1 de enero de 2006 que se cubren con cargo a este Presupuesto. Dicho informe será presentado el día 30 de mayo de 2006 conforme a lo siguiente:

a) Total de plazas por ramo y entidad y el presupuesto asignado, diferenciando al sector central del paraestatal y dentro de éste a las entidades señaladas en el Anexo 1.D. de este Decreto;

b) Total de plazas que se cubren con transferencias federales y el presupuesto asignado;

c) Total de plazas que corresponden a las áreas sustantivas y a las áreas administrativas y de apoyo, y el presupuesto asignado;

d) Total de plazas del personal operativo de base y de confianza por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado, y

e) Total de plazas del personal de mandos medios y superiores por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado.

El informe detallado de la composición de las plazas autorizadas al 1 de enero de 2006 que la Secretaría enviará a la Comisión de Presupuesto y Cuenta Pública, también deberá publicarse en su página electrónica de Internet, y

II. Al realizar el ejercicio y pago por concepto de servicios personales, deberán sujetarse a lo siguiente:

a) A su presupuesto autorizado y a la política de servicios personales que establezca el Ejecutivo Federal. En el caso de las entidades, adicionalmente a lo dispuesto por sus órganos de gobierno;

b) A los tabuladores de percepciones ordinarias en los términos del Artículo 40 de este Decreto y las demás disposiciones aplicables;

c) A la estructura ocupacional registrada y dictaminada por la Secretaría y autorizada por la Función Pública;

d) En materia de incrementos en las percepciones, a las previsiones salariales y económicas a que se refiere el Artículo 36 de este Decreto, aprobadas específicamente para este propósito por la Cámara, y a la política de servicios personales que establezca el Ejecutivo Federal;

e) En lo que les corresponda, a lo dispuesto en las leyes laborales y las leyes que prevean el establecimiento de servicios profesionales de carrera, así como observar las demás disposiciones aplicables;

f) En materia de percepciones extraordinarias, a las disposiciones aplicables y a las autorizaciones correspondientes;

g) Las adecuaciones presupuestarias al gasto en servicios personales deberán realizarse conforme a lo dispuesto en este Decreto y en las demás disposiciones aplicables;

h) Los movimientos que realicen a sus estructuras orgánicas, ocupacionales y salariales, deberán realizarse conforme a las disposiciones aplicables y mediante movimientos compensados, los que en ningún caso incrementarán el presupuesto regularizable para servicios personales del ejercicio fiscal inmediato siguiente, salvo en los casos previstos por este Decreto, conforme a los recursos aprobados específicamente para tal efecto en el Presupuesto y a lo dispuesto en el Artículo 36 de este Decreto;

i) Abstenerse de contraer obligaciones en materia de servicios personales que impliquen compromisos en subsecuentes ejercicios fiscales;

j) Abstenerse de contratar trabajadores eventuales, salvo que tales contrataciones se encuentren previstas en el presupuesto destinado a servicios personales;

k) Dentro de los procesos de descentralización y reasignación de recursos que impliquen la transferencia de recursos humanos a las entidades federativas, no podrán crear nuevas plazas o categorías, por lo que los traspasos se realizarán con las plazas ya existentes y los recursos asignados a sus unidades responsables y programas, observando en lo que corresponda las disposiciones en materia del Servicio Profesional de Carrera en la Administración Pública Federal. Una vez que se transfieran las plazas, éstas se regirán en los términos en que se acordó su reasignación, sin que les sea aplicable lo dispuesto en este Capítulo para las plazas federales;

l) En los traspasos de recursos humanos que se realicen en la Administración Pública Federal derivado de las disposiciones aplicables, no podrá incrementarse la nómina global;

m) A las disposiciones aplicables en materia de promociones de categoría;

n) Queda prohibido a las áreas de recursos humanos de las entidades, determinar o contraer compromisos laborales de cualquier naturaleza que impliquen erogaciones presentes o futuras con cargo al presupuesto, sin contar con la previa autorización presupuestaria a cargo de las áreas de finanzas o sus equivalentes, observando los respectivos estatutos orgánicos y demás disposiciones generales que rigen su gobierno, organización, administración y funcionamiento, y

ñ) Los consejeros y comisarios de la banca de desarrollo que tengan el carácter de servidores públicos, no podrán recibir remuneración adicional alguna por el desempeño de sus funciones en la institución de que se trate.

La Secretaría deberá establecer un monto máximo de remuneración por sesión para cada consejero o comisario independiente; dentro de este rango, los montos para cada consejero o comisario deberán ser aprobados por el órgano de gobierno correspondiente. En ningún caso los consejeros y comisarios independientes podrán recibir estímulos, incentivos, recompensas o remuneración adicionales, como resultado del desempeño de sus funciones en las sesiones, o en las actividades que deriven de éstas.

Artículo 36. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, incluyendo aquéllas de carácter laboral, contingente y de fin de año que se adopten, y que al efecto autorice la Secretaría durante el presente ejercicio, comprendiendo los siguientes conceptos de gasto:

I. Los incrementos a las percepciones, conforme:

a) A la estructura ocupacional autorizada;

b) Al Registro Común de Plantillas de Personal en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

c) A la plantilla de personal tratándose del Fondo de Aportaciones para los Servicios de Salud, y

d) A las plantillas de personal tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal;

II. La creación de plazas, en su caso, y

III. Otras medidas de carácter económico, laboral y contingente.

Las previsiones salariales y económicas a que se refiere este Artículo se distribuyen en el Anexo 12 de este Decreto.

Las previsiones para el incremento a las percepciones, a que se refiere el Anexo 12 de este Decreto, incluyen la totalidad de los recursos para categorías y personal operativo de confianza y sindicalizado, así como personal de enlace, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 12 de este Decreto, incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el Artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades en los informes trimestrales reportarán el impacto de los incrementos salariales en el presupuesto regularizable y, en su caso, las entidades adicionalmente el impacto en el déficit actuarial de pensiones.

Artículo 37. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos del presupuesto de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Las secretarías de la Defensa Nacional y de Marina, podrán realizar traspasos de otros capítulos de gasto al capítulo de servicios personales y viceversa, excepto para la creación de plazas permanentes;

II. Las dependencias distintas a las señaladas en la fracción anterior, así como las entidades apoyadas presupuestariamente, sólo podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en los siguientes casos:

a) Cuando se trate de medidas temporales, no recurrentes, que no afecten el presupuesto regularizable de servicios personales, destinadas para cubrir el cumplimiento de laudos y demás medidas contingentes y laborales; así como para la supervisión de los programas sujetos a reglas de operación señalados en el Artículo 54 de este Decreto, y

b) Cuando derivado de reformas a la legislación fiscal o de resoluciones definitivas de carácter judicial, sea necesario pagar montos adicionales por concepto de contribuciones;

III. Las dependencias distintas a las señaladas en la fracción I, así como las entidades apoyadas presupuestariamente, podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión;

IV. No podrán realizar traspasos del presupuesto de servicios personales a otros ramos, salvo cuando se trate de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas;

b) Reubicación de plazas y sus recursos asociados, por modificaciones en la estructura orgánica y ocupacional de la Administración Pública Federal, conforme a las disposiciones aplicables, y

c) Reubicación de plazas federalizadas y recursos, que soliciten las entidades federativas por conducto de la Secretaría de Educación Pública o de la Secretaría de Salud;

V. No podrán realizar traspasos dentro del presupuesto de servicios personales que afecten el presupuesto regularizable, salvo los que correspondan a modificaciones en las estructuras orgánicas, ocupacionales y salariales, autorizadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, y

VI. Los recursos contenidos en el presupuesto de servicios personales no se podrán ampliar, salvo con cargo a los recursos previstos en el Programa Salarial del Ramo General 23 Provisiones Salariales y Económicas de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, así como en los casos expresamente previstos en el presente Capítulo.

Artículo 38. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos de las medidas salariales y económicas a que se refiere el Artículo 36 de este Decreto, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Con excepción de las secretarías de la Defensa Nacional y de Marina, los montos determinados para cada una de las medidas salariales y económicas no podrán destinarse para sufragar los fines previstos en las otras, salvo cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del Artículo 36 de este Decreto;

II. Con excepción de las secretarías de la Defensa Nacional y de Marina, no podrán traspasar recursos de otros capítulos de gasto para sufragar las medidas salariales y económicas a que se refieren las fracciones I, II y III del Artículo 36 de este Decreto;

III. Las previsiones salariales y económicas a que se refiere el Artículo 36 de este Decreto no podrán ser traspasadas a otros ramos, con excepción de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas, conforme a lo dispuesto en el Artículo 9, fracción IV, de este Decreto, y

b) Traspasos de los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, para cubrir las medidas salariales y económicas de los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, y

IV. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado podrá traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, exclusivamente para sufragar la creación de plazas de rama médica, paramédica y grupos afines.

Artículo 39. Las entidades no apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos en materia de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y de sus órganos de gobierno:

I. No podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, salvo en los siguientes casos:

a) Cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del Artículo 36 de este Decreto;

b) Cuando la Comisión Federal de Electricidad realice traspasos para sufragar la creación de plazas, siempre que para ello disponga de recursos propios para cubrir dicha medida; las plazas se destinen para la generación de nuevos ingresos, y se generen recursos suficientes para cubrir dichas plazas durante la vigencia del proyecto o programa que se trate;

c) Petróleos Mexicanos se sujetará a lo establecido en el Artículo 5 fracción IV, inciso f), de este Decreto, y

d) Cuando derivado de reformas a la legislación fiscal, sea necesario pagar montos adicionales por concepto de contribuciones, y

II. Podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión.

Artículo 40. La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias y con sujeción a este Presupuesto, emitirán un manual que regule las percepciones y prestaciones para los servidores públicos señalados en el Anexo 13 de este Decreto, incluyendo el tabulador de percepciones ordinarias y la actualización de los límites de percepción neta mensual conforme a las disposiciones fiscales. Dicho manual deberá publicarse en el Diario Oficial de la Federación a más tardar el último día hábil de abril de 2006.

Los límites de percepción ordinaria neta mensual autorizados para los servidores públicos de mando y personal de enlace de las dependencias y entidades, se detallan en el Anexo 13 de este Decreto.

Los montos presentados en el Anexo 13 de este Decreto, no consideran incrementos salariales para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal. En el caso de las entidades, las prestaciones económicas que perciben sus servidores públicos de mando, se incluyen dentro de la percepción ordinaria neta mensual.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse un pago por riesgo de hasta 30 por ciento sobre la percepción ordinaria bruta mensual, en los términos de las disposiciones que para tal efecto emita la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario.

Las dependencias y entidades podrán modificar las percepciones de los puestos conforme a las disposiciones que emita la Función Pública, sujetándose a los límites máximos establecidos en el Anexo 13 del presente Decreto, previo dictamen presupuestario de la Secretaría.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables como excepción a lo previsto en el párrafo octavo de este Artículo, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

En caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado para el rango en el cual se están ubicando.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B. de este Decreto, incluye los recursos para cubrir las percepciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este Artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial.

El Ejecutivo Federal informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los servidores públicos de mando; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

Artículo 41. Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los servidores públicos de mando y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios para que los servidores públicos de mando y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones adicionales que, en su caso, se acuerden en el presente ejercicio para el personal de base, con excepción de las de seguridad social y protección al salario.

Asimismo, deberán verificar que las modificaciones relativas a prestaciones que se realicen en el presente ejercicio fiscal, respeten los derechos adquiridos que, por disposición expresa, gocen los servidores públicos de mando y personal de enlace.

Para el caso de los servidores públicos de mando y personal de enlace de nuevo ingreso, sólo les serán aplicables las prestaciones que se encuentren registradas y autorizadas para los respectivos niveles, ante la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias.

Artículo 42. El Ejecutivo Federal, por conducto de la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones, requisitos y condiciones a que se sujetará el otorgamiento de un estímulo anual por cumplimiento de metas institucionales, a los servidores públicos de mando contemplados en la Ley del Servicio Profesional de Carrera en la Administración Pública Federal, del grupo jerárquico a que se refiere el Anexo 13 de este Decreto, en aquellos casos que, conforme a la Ley de Premios, Estímulos y Recompensas Civiles, estén excluidos del sistema general de estímulos y recompensas.

En tanto la Función Pública no emita dichas disposiciones, ninguna dependencia o entidad podrá otorgar estímulo alguno. Tratándose de las entidades, además se sujetarán a los acuerdos de sus respectivos órganos de gobierno.

Dicho estímulo sólo podrá ser otorgado a los servidores públicos de mando y personal de enlace que cuenten con nombramiento y ocupen una plaza presupuestaria. El estímulo consistirá en el pago a que se haga acreedor el servidor público de mando o de enlace que cumpla con lo dispuesto en las disposiciones a que se refiere el párrafo primero del presente Artículo.

En términos de lo dispuesto por la Ley de Premios, Estímulos y Recompensas Civiles, la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones que regulen el sistema de evaluación de desempeño del personal operativo, así como los estímulos y recompensas que, en su caso, apliquen.

Artículo 43. Las percepciones extraordinarias a que se refiere el Artículo 42 de este Decreto, no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta.

Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación.

Las percepciones extraordinarias a que se refiere el párrafo primero del Artículo anterior, sólo podrán cubrirse con cargo a los recursos de los respectivos presupuestos de servicios personales de las dependencias y entidades.

No podrá efectuarse pago alguno con cargo a este Presupuesto por concepto de terminación de encargo, finiquito, liquidación o cualquier otro similar, salvo los casos previstos en la ley, en este Decreto y los derivados de sentencias dictadas por tribunales competentes, así como los convenios que, en su caso, se suscriban en los términos de la legislación laboral.

Artículo 44. Las dependencias y entidades podrán celebrar contratos de prestación de servicios profesionales por honorarios con personas físicas con cargo al capítulo de servicios personales, únicamente cuando se reúnan los siguientes requisitos:

I. Los recursos destinados a celebrar tales contratos deberán estar expresamente previstos para tal efecto en sus respectivos presupuestos aprobados de servicios personales. No podrá incrementarse la asignación original, salvo en el caso de contrataciones para la supervisión de los programas sujetos a reglas de operación, conforme a lo previsto en la fracción IV de este Artículo y al Artículo 37 fracción II, inciso a) de este Decreto;

II. La vigencia de los contratos no podrá exceder del 31 de diciembre de 2006;

III. La persona que se contrate no deberá realizar actividades o funciones equivalentes a las que desempeñe el personal de plaza presupuestaria, salvo en el caso previsto en el párrafo siguiente.

Cuando por las necesidades temporales de la dependencia o entidad sea indispensable realizar contrataciones para desempeñar actividades o funciones equivalentes a las del personal de plaza presupuestaria, se requerirán las autorizaciones de la Secretaría y la Función Pública, previo dictamen técnico y funcional de la misma manera que se requiere para la creación de plazas de estructura, y

IV. El monto mensual bruto que se pacte por concepto de honorarios, no podrá rebasar los límites autorizados por la Secretaría, quedando bajo la estricta responsabilidad de las dependencias y entidades que la retribución que se fije en el contrato guarde estricta congruencia con las actividades encomendadas al prestador del servicio. En el caso de supervisión de los programas sujetos a reglas de operación, el pago mensual de honorarios no podrá rebasar, como máximo, el correspondiente al grupo jerárquico de Jefe de Departamento previsto en el Anexo 13 de este Decreto.

Tratándose de las entidades, además se apegarán a los acuerdos de sus respectivos órganos de gobierno, los que deberán observar y cumplir las disposiciones aplicables.

En todos los casos, los contratos por honorarios deberán reducirse al mínimo indispensable.

En el caso de proyectos financiados con crédito externo, los contratos de prestación de servicios profesionales por honorarios que se celebren, se ajustarán a lo establecido en el presente Artículo, salvo que las condiciones de contratación del crédito establezcan disposiciones diferentes.

La Función Pública emitirá las disposiciones y el modelo de contrato correspondiente para las contrataciones por honorarios a que se refiere este Artículo. Las dependencias y entidades deberán publicar en su respectiva página electrónica de Internet, la lista de los contratos celebrados, la cual deberá actualizarse dentro de los 5 primeros días hábiles de cada mes.

Artículo 45. Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, podrán otorgar estímulos, incentivos o reconocimientos, o ejercer gastos equivalentes a los mismos, de acuerdo con las disposiciones que para estos efectos emitan las autoridades competentes, en los mismos términos del Artículo 42 de este Decreto.

Asimismo, deberán publicar en el Diario Oficial de la Federación a más tardar el 28 de febrero, el manual que regule las percepciones y prestaciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones a que se refieren los párrafos primero y segundo de este Artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y organismos públicos autónomos, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán incluir en sus respectivos proyectos de presupuesto para el siguiente ejercicio fiscal, la información a que se refiere el párrafo tercero de este Artículo.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, serán responsables de proporcionar a la Auditoría Superior de la Federación la información a que se refiere este Artículo.

CAPÍTULO IV
De las Adquisiciones y Obras Públicas

Artículo 46. Para los efectos de los Artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 14 de este Decreto.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado.

Será obligación de las dependencias y entidades publicar la información relativa a las adquisiciones y obras públicas que realicen, en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

CAPÍTULO V
De la Inversión Pública

Artículo 47. Las dependencias y entidades podrán ejercer los montos para programas y proyectos de inversión autorizados en este Presupuesto, cuando en los términos de las disposiciones emitidas por la Secretaría, se haya cumplido con la obligación de presentar el análisis costo y beneficio de los mismos en el que se muestre que son susceptibles de generar beneficios netos para la sociedad, y se encuentren registrados en la cartera de programas y proyectos de inversión que integra la Secretaría.

Los proyectos que se emprendan deberán reflejarse en un incremento en la cobertura de los servicios o de los ingresos públicos, o en un mejor cumplimiento de las funciones públicas. Las dependencias y entidades mantendrán actualizada la información referente a los programas y proyectos de inversión que se integran en la cartera a que se refiere el párrafo anterior. La cartera se hará pública en la página electrónica de Internet de la Secretaría, de conformidad con las disposiciones en materia de transparencia y acceso a la información pública.

Para el caso de los proyectos de inversión señalados en el Tomo VI las dependencias y entidades ejecutoras de dichos proyectos solicitarán su registro en la cartera de programas y proyectos de inversión, conforme a las disposiciones aplicables, a más tardar el 28 de febrero de 2006. La Secretaría inform ará a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados respecto de los proyectos incluidos en la cartera de inversión o, en su defecto, de las causas que motivaron su exclusión a más tardar el 15 de marzo de 2006.

En los informes trimestrales se dará cuenta a la Cámara sobre la ejecución de los mismos. La Secretaría mantendrá actualizada la cartera de programas y proyectos de inversión del sector público y serán públicos en la página electrónica de Internet, en los términos de la normatividad aplicable.

Las dependencias y entidades podrán destinar, en los términos de este Decreto y de las demás disposiciones aplicables, los recursos provenientes tanto de ahorros presupuestarios y subejercicios, como de ingresos excedentes en los términos , respectivamente, de los Artículos 20 y 25 de este Decreto, a programas y proyectos de inversión que cuenten con el análisis costo y beneficio correspondiente y se encuentren registrados en la cartera de programas y proyectos de inversión.

Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, serán responsables de:

I. Identificar el gasto de capital y el gasto asociado a éste, así como el impacto en el costo de operación y mantenimiento del uso de estos activos, en programas y proyectos de inversión que contribuyan al cumplimiento de los objetivos, metas e indicadores de desempeño de los mismos de acuerdo al presupuesto autorizado;

II. Promover una mayor capacitación de los funcionarios públicos en materia de evaluación social y económica de los programas y proyectos de inversión;

III. Que los programas y proyectos de inversión que realicen, comprendidos en los Tomos IV y VI de este Presupuesto, generen beneficios netos para la sociedad y cuenten con la autorización de inversión correspondiente, en los términos de las disposiciones aplicables;

IV. Otorgar prioridad a la realización de los programas y proyectos de inversión que generen mayores beneficios netos;

V. Observar las disposiciones emitidas por la Secretaría en materia de programas y proyectos de inversión;

VI. Asegurar las mejores condiciones en cuanto a precio, calidad, financiamiento, oportunidad y demás circunstancias pertinentes en los contratos que se celebren, considerando lo previsto en los tratados internacionales en la materia y demás disposiciones aplicables;

VII. Estimular la coinversión y promover la participación de los sectores social y privado y de los distintos órdenes de gobierno en los programas y proyectos de inversión que impulsa el sector público;

VIII. Realizar las inversiones financieras cuando sean estrictamente necesarias, con la autorización de la Secretaría, y orientarlas a los programas sectoriales de mediano plazo, y

IX. Reportar a la Secretaría sobre el desarrollo de los programas y proyectos de inversión, incluyendo la comparación de los costos y beneficios considerados en el último análisis presentado a la Secretaría para actualizar la cartera de programas y proyectos de inversión, con aquellos costos y beneficios efectivamente observados; los avances físicos y financieros, y la evolución de los compromisos en el caso de los proyectos a que se refiere el Artículo 50 de este Decreto.

La Secretaría deberá difundir conforme a lo establecido en el párrafo primero del Artículo 75 de este Decreto, los análisis costo y beneficio de los programas y proyectos de inversión autorizados, salvo aquella información que la propia dependencia o entidad interesada haya señalado como de carácter reservado en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Artículo 48. Los programas y proyectos de inversión que se señalan en este Artículo deberán contar con el dictamen favorable sobre el análisis de factibilidad técnica, económica y ambiental y, en su caso, sobre el proyecto ejecutivo de obra pública. Antes de iniciar alguno de los procedimientos de contratación previstos en las disposiciones aplicables, las dependencias y entidades deberán obtener y enviar el dictamen en los términos que establezca la Secretaría, para:

I. Los nuevos proyectos de infraestructura productiva de largo plazo;

II. Los nuevos programas y proyectos de inversión presupuestaria en infraestructura de hidrocarburos, eléctrica y de transporte, incluyendo carreteras, cuyo monto total de inversión sea mayor a 100 millones de pesos y, en el caso de infraestructura hidráulica, mayor a 50 millones de pesos, y

III. Las adiciones que representen un incremento mayor a 25 por ciento, en términos reales, del monto total de inversión registrado conforme al último análisis costo y beneficio presentado para actualizar la cartera de programas y proyectos de inversión, tanto de los proyectos de infraestructura productiva de largo plazo, como de inversión presupuestaria cuyo monto total y tipo de infraestructura correspondan a lo señalado en la fracción II de este Artículo.

Los honorarios del dictaminador deberán cubrirse por las propias dependencias y entidades con cargo a sus respectivos presupuestos o, en su caso, en los términos que establezca la Secretaría.

La Secretaría integrará la relación de los programas y proyectos de inversión a que se refiere este Artículo que hayan sido dictaminados, incluyendo el sentido del dictamen y el responsable de su elaboración de acuerdo con la información remitida por las dependencias y entidades, e incorporará esta relación en los informes trimestrales.

Artículo 49. Sólo podrán ser autorizados como proyectos de infraestructura productiva de largo plazo en los términos establecidos en los Artículos 18, párrafo tercero, de la Ley General de Deuda Pública; 30 párrafo segundo, de la Ley de Presupuesto, Contabilidad y Gasto Público Federal; 17 fracción VIII, 21, 38-A, 38-B y 108-A de su Reglamento, y en las disposiciones emitidas por la Secretaría, los compromisos que asuman las entidades incluidas en el Anexo 1.D. de este Decreto, para adquirir en propiedad bienes de infraestructura productivos construidos por el sector privado y financiados por el mismo o por terceros.

La adquisición de los bienes productivos a que se refiere el párrafo anterior, únicamente podrá autorizarse por las siguientes causas:

I. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión directa, por ser el objeto principal de un contrato, o

II. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión condicionada, por tener la obligación de adquirirlos, habiéndose derivado esta obligación del incumplimiento por parte de la entidad o por causas de fuerza mayor, ambas previstas expresamente en un contrato cuyo objeto principal no sea dicha adquisición, sino el suministro de algún bien o servicio a la entidad.

Las entidades no podrán celebrar contratos en la modalidad de proyectos de infraestructura productiva de largo plazo, si no se pacta de forma especifica la inversión correspondiente y, en su caso, los términos y condiciones de los cargos financieros que se causen.

Las entidades únicamente podrán realizar pagos, a partir de que reciban a su satisfacción los bienes y servicios materia del contrato, y éstos se encuentren en condiciones de generar los ingresos que permitan cumplir con las obligaciones pactadas.

Los pagos que las entidades deban efectuar por causas de incumplimiento contractual, diferentes a las establecidas en la fracción II de este Artículo, no podrán tener el tratamiento de proyecto de infraestructura productiva de largo plazo, y deberán ser cubiertos con cargo a sus respectivos presupuestos.

Los ingresos que genere cada proyecto de infraestructura productiva de largo plazo, durante la vigencia de su financiamiento, sólo podrán destinarse al pago de las obligaciones fiscales atribuibles al propio proyecto, las de inversión física y costo financiero del mismo, así como de todos sus gastos de operación y mantenimiento y demás gastos asociados, de conformidad con lo dispuesto en los Artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los remanentes serán destinados a programas y proyectos de inversión de las propias entidades, distintos a proyectos de infraestructura productiva de largo plazo o al gasto asociado de éstos. Las entidades deberán informar a la Secretaría sobre el origen, monto y destino de los remanentes a que se refiere este párrafo, en los términos de las disposiciones aplicables. En el Tomo IV de este Presupuesto se especifican a nivel de flujo los ingresos y las erogaciones para cubrir las obligaciones de cada p royecto.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán identificar dentro de la contabilidad de cada proyecto los ingresos asociados, así como todos los egresos atribuibles al mismo, es decir, obligaciones fiscales, inversión física y costo financiero, gastos de operación y mantenimiento, y demás gastos asociados.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán llevar registros presupuestarios y contables con el objeto de identificar los montos equivalentes a los ingresos netos disponibles antes de cubrir las obligaciones fiscales y una vez cubiertas las erogaciones necesarias para obtenerlos. Los ingresos netos deberán ser medidos en términos de los flujos de efectivo que genere cada proyecto hasta el finiquito del contrato respectivo por el pago total.

Para efectos de los informes trimestrales, las dependencias y entidades deberán enviar a la Secretaría el informe sobre el avance físico y financiero, así como la evolución de compromisos y los flujos de ingresos y gastos de cada proyecto de infraestructura productiva de largo plazo que tengan autorizado en este Presupuesto.

Para los proyectos de infraestructura productiva de largo plazo a iniciar mediante alguno de los procedimientos de contratación previstos en las disposiciones aplicables, se procurará que los compromisos futuros que éstos originen, acumulados a aquéllos de los proyectos que ya hubieran iniciado algún procedimiento de contratación, o que ya estuvieran operando, sean acordes con las posibilidades agregadas de gasto y de financiamiento del sector público federal.

Se deberá remitir la información a la Comisión de Presupuesto y Cuenta Pública y de Energía de la Cámara de los proyectos de infraestructura productiva de largo plazo, que incluya:

i) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos;

ii) Los costos de los proyectos y las amortizaciones derivadas de los mismos, y

iii) Un análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal y las entidades con respecto a los proyectos de que se trate.

El Ejecutivo Federal informará en la Cuenta Pública, de manera clara y precisa sobre la evolución de estos proyectos, de conformidad con las disposiciones aplicables.

Artículo 50. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 15.A. del Decreto, correspondientes a la Comisión Federal de Electricidad y a Petróleos Mexicanos.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 15.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo IV de este Presupuesto.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 15.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 15.D. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Los proyectos de infraestructura productiva de largo plazo de inversión condicionada, tendrán el tratamiento de proyectos de infraestructura productiva de largo plazo de inversión directa, sólo en el caso de que surja la obligación de adquirir los bienes en los términos del contrato respectivo. En caso de que surja la obligación de adquirir dichos bienes en el presente ejercicio fiscal, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 15.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 15.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo IV de este Presupuesto y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este Artículo se detallan en el Tomo IV de este Presupuesto.

En el informe de finanzas públicas del cuarto trimestre se deberá detallar los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información además se deberá publicar en la página electrónica de Internet de la entidad responsable.

CAPÍTULO VI
De los Subsidios y Transferencias

Artículo 51. El Ejecutivo Federal, por conducto de la Secretaría, autorizará la ministración de los subsidios y transferencias que con cargo a los presupuestos de las dependencias y entidades se prevén en este Decreto.

Los titulares de las dependencias y entidades con cargo a cuyos presupuestos se autorice la ministración de subsidios y transferencias serán responsables, en el ámbito de sus competencias, de que éstos se otorguen y ejerzan conforme a lo establecido en este Decreto y en las demás disposiciones aplicables.

Las dependencias y entidades deberán prever en las reglas de operación a que se refiere el Artículo 54 de este Decreto o en los instrumentos jurídicos a través de los cuales se canalicen subsidios, la obligación de reintegrar a la Tesorería de la Federación los recursos que no se destinen a los fines autorizados y aquéllos que al cierre del ejercicio no se hayan devengado, en los términos previstos en el Artículo 29 de este Decreto. Lo anterior, sin perjuicio de las adecuaciones presupuestarias que se realicen durante el ejercicio para un mejor cumplimiento de los objetivos de los programas, en los términos del Artículo 18 de este Decreto.

Los subsidios cuyos beneficiarios sean los gobiernos de las entidades federativas y, en su caso, de los municipios, se considerarán devengados a partir de la entrega de los recursos a dichos órdenes de gobierno.

Los subsidios cuyos beneficiarios sean personas físicas o, en su caso, personas morales distintas a entidades federativas y municipios, se considerarán devengados desde el momento en el que sean identificados dichos beneficiarios, siempre y cuando se identifiquen antes del 31 de diciembre y con independencia de la fecha en la que dichos recursos se pongan a disposición para el cobro correspondiente, a través de los mecanismos previstos en sus reglas de operación y en las demás disposiciones aplicables.

Asimismo, las dependencias o la Secretaría podrán suspender las ministraciones de recursos a los órganos administrativos desconcentrados o a las entidades, cuando éstos no remitan, en un plazo de 35 días hábiles, la información solicitada en los términos requeridos, en materia de subsidios, transferencias y programas a que se refiere el Artículo 54 de este Decreto. Las dependencias que suspendan la ministración de recursos deberán informar al respecto a la Secretaría, a más tardar el día hábil siguiente en que tomen dicha medida.

Artículo 52. Los subsidios deberán sujetarse a los criterios de objetividad, equidad, transparencia, publicidad, selectividad, oportunidad y temporalidad, para lo cual las dependencias y entidades que los otorguen deberán:

I. Identificar con precisión a la población objetivo, tanto por grupo específico como por región del país, entidad federativa y municipio y, en el caso, de los productores rurales su elegibilidad se establecerá en función del tipo y tamaño de la tenencia de la tierra;

II. En su caso, prever montos máximos por beneficiario y por porcentaje del costo total del proyecto.

En los programas de beneficio directo a individuos o grupos sociales, los montos y porcentajes se establecerán con base en criterios redistributivos que deberán privilegiar a la población de menores ingresos y procurar la equidad entre regiones y entidades federativas, sin demérito de la eficiencia en el logro de los objetivos.

Lo dispuesto en esta fracción sólo será aplicable para los subsidios que correspondan al gasto programable, a fideicomisos y los que provengan de recursos propios de entidades;

III. Procurar que el mecanismo de distribución, operación y administración otorgue acceso equitativo y transparente a todos los grupos sociales y géneros;

IV. Garantizar que los recursos se canalicen exclusivamente a la población objetivo y asegurar que el mecanismo de distribución, operación y administración facilite la obtención de información y la evaluación de los beneficios económicos y sociales de su asignación y aplicación; así como evitar que se destinen recursos a una administración costosa y excesiva;

V. Incorporar mecanismos periódicos de seguimiento, supervisión y evaluación que permitan ajustar las modalidades de su operación o decidir sobre su terminación;

VI. En su caso, buscar fuentes alternativas de ingresos para lograr una mayor autosuficiencia y una disminución o terminación de los apoyos con cargo a recursos presupuestarios;

VII. Asegurar la coordinación de acciones entre dependencias y entidades, para evitar duplicación en el ejercicio de los recursos y reducir gastos administrativos;

VIII. Garantizar la oportunidad y temporalidad en su otorgamiento.

Las dependencias y entidades que otorguen subsidios deberán remitir a la Secretaría, a más tardar el último día hábil de junio, un análisis sobre las acciones que se llevarán a cabo para eliminar la necesidad de su posterior otorgamiento;

IX. Procurar que sea el medio más eficaz y eficiente para alcanzar los objetivos y metas que se pretenden;

X. Propiciar la protección del medio ambiente y el uso racional de los recursos naturales;

XI. Informar en los términos del Artículo 73 de este Decreto, incluyendo el importe de los recursos;

XII. En todos los casos se deberá prever el otorgamiento de plazos razonables para la inscripción de los candidatos a recibir los subsidios cuando ésta se requiera, mismo que en ningún caso será menor a 22 días hábiles, a partir de la apertura oficial del programa, y

XIII. Promover la utilización de las entidades de ahorro y crédito popular para fortalecer la eficiencia y la transparencia en el otorgamiento de subsidios.

Las transferencias destinadas a cubrir el déficit de operación y los gastos de administración asociados con el otorgamiento de subsidios de las entidades, serán otorgadas de forma excepcional y temporal, siempre que se justifique ante la Secretaría su beneficio económico y social. Estas transferencias se sujetarán a lo establecido en las fracciones V, VI y VIII a XI de este Artículo.

Artículo 53. Las dependencias y entidades deberán informar a la Secretaría previamente a la realización de cualquier modificación en el alcance o modalidades de sus programas, políticas de precios, adquisiciones, arrendamientos, garantías de compra o de venta, cambios en la población objetivo, o cualquier otra acción que implique variaciones en los subsidios y las transferencias presupuestadas, o en los resultados de su balance primario. Cuando dichas modificaciones impliquen una adecuación presupuestaria o una modificación en los alcances de los programas, se requerirá autorización de la Secretaría, sujetándose en su caso a lo establecido en el Artículo 25 de este Decreto en materia de ampliaciones líquidas.

Para evitar la duplicación en el ejercicio de los recursos a que se refiere la fracción VII del Artículo 52 de este Decreto, se efectuarán las adecuaciones presupuestarias que correspondan en los términos de las disposiciones aplicables.

(Continúa en la Segunda Sección)

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

DECRETO de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2006.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV, DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2006

Artículo Único: Se expide el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2006, para quedar como sigue:

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones Generales

Artículo 1. El ejercicio, control y la evaluación del gasto público federal para el año 2006, se realizará conforme a lo establecido en la Ley de Presupuesto, Contabilidad y Gasto Público Federal, en las disposiciones de este Decreto y las demás aplicables en la materia.

Los responsables de la administración en los Poderes Legislativo y Judicial, los titulares de los organismos públicos autónomos y de las dependencias, así como los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades serán responsables de la administración por resultados. Para tal efecto, deberán cumplir con oportunidad y eficiencia las metas y objetivos previstos en sus respectivos programas.

Los sujetos obligados a cumplir las disposiciones del presente Decreto deberán observar que la administración de los recursos públicos federales se realice con base en criterios de legalidad, honestidad, eficiencia, eficacia, economía, racionalidad, austeridad, transparencia, control y rendición de cuentas.

La Presidencia de la República se sujetará a las mismas disposiciones que rigen a las dependencias. Asimismo, la Procuraduría General de la República y los tribunales administrativos se sujetarán a las disposiciones aplicables a las dependencias, en lo que no se contraponga a sus leyes específicas.

Las atribuciones en materia presupuestaria de los servidores públicos de las dependencias, se entenderán conferidas a los servidores públicos equivalentes de la Presidencia de la República, la Procuraduría General de la República y los tribunales administrativos.

La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá fiscalizar el ejercicio del gasto público federal.

Para el eficaz cumplimiento de este Decreto, los Poderes Ejecutivo, Legislativo y Judicial de la Federación, en coordinación con sus equivalentes en las entidades federativas, colaborarán entre sí para asegurar las mejores condiciones de probidad y veracidad en el intercambio de información presupuestaria, contable y de gasto público federal.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, se sujetarán a las disposiciones de este Decreto en lo que no se contraponga a los ordenamientos legales que los rigen.

El incumplimiento por parte de los servidores públicos a que se refiere el Artículo 108 de la Constitución Política de los Estados Unidos Mexicanos, a las obligaciones que les impone el presente Decreto, será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y demás disposiciones aplicables, incluyendo aquéllas en materia de indemnizaciones por daños y perjuicios al Erario Público.

La interpretación del presente Decreto, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública en el ámbito de sus respectivas atribuciones.

Los titulares de las dependencias y de sus órganos administrativos desconcentrados, los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, así como los servidores públicos de las dependencias y entidades facultados para ejercer recursos públicos, en el ámbito de sus respectivas competencias, serán responsables de que se cumplan las disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría y la Función Pública.

En el caso de los Poderes Legislativo y Judicial y de los organismos públicos autónomos, sus respectivas unidades de administración podrán establecer las disposiciones generales correspondientes.

Las disposiciones generales a que se refiere el párrafo anterior deberán publicarse en el Diario Oficial de la Federación.

Artículo 2. Para efectos del presente Decreto se entenderá por:

I. Adecuaciones presupuestarias: Los traspasos de recursos y movimientos que se realizan durante el ejercicio fiscal a las estructuras funcional-programática, administrativa, económica, a los calendarios de presupuesto, así como a las ampliaciones y reducciones líquidas al mismo, siempre que permitan un mejor cumplimiento de los objetivos de los programas aprobados en este Presupuesto;

II. Ahorro presupuestario: Los remanentes de recursos del presupuesto modificado una vez que se hayan cumplido las metas establecidas;

III. Auditoría: La Auditoría Superior de la Federación;

IV. Balance financiero: La diferencia entre los ingresos y el gasto neto total, incluyendo el costo financiero de la deuda pública del Gobierno Federal y de las entidades a que se refiere el Anexo 1.D. de este Decreto;

V. Balance primario: La diferencia entre los ingresos y el gasto neto total, excluyendo de este último el costo financiero de la deuda pública del Gobierno Federal y de las entidades a que se refiere el Anexo 1.D. de este Decreto;

VI. Cámara: La Cámara de Diputados del H. Congreso de la Unión;

VII. Comunicación Social: Difusión e información de mensajes y actividades, y gastos en publicidad de entidades que generen un ingreso para el Estado;

VIII. Cuenta Pública: La Cuenta de la Hacienda Pública Federal;

IX. Dependencias: Las Secretarías de Estado incluyendo a sus respectivos órganos administrativos desconcentrados, y a la Consejería Jurídica del Ejecutivo Federal, conforme a lo dispuesto en la Ley Orgánica de la Administración Pública Federal. Asimismo, aquellos ejecutores de gasto a quienes se les otorga un tratamiento equivalente;

X. Dependencias coordinadoras de sector: Las dependencias que designe el Ejecutivo Federal en los términos de la Ley Orgánica de la Administración Pública Federal, para orientar y coordinar la planeación, programación, presupuestación, ejercicio y evaluación del gasto de las entidades que queden ubicadas en el sector bajo su coordinación;

XI. Disciplina presupuestaria: La directriz política de gasto que obliga a los Poderes Legislativo y Judicial, organismos públicos autónomos y las dependencias y entidades, a ejercer los recursos en los montos, y plazos, autorizados en el presupuesto, con pleno apego a la normatividad emitida a efecto de evitar desvíos, ampliaciones de gasto no programados, dispendio de recursos o conductas ilícitas en el manejo de los recursos públicos;

XII. Eficacia en la aplicación de los recursos públicos: Lograr en el ejercicio presupuestario el cumplimiento de los objetivos y metas con base en indicadores, en los términos de las disposiciones aplicables;

XIII. Eficiencia en el ejercicio del gasto público: Al ejercicio del presupuesto en tiempo y forma, en los términos del presente Decreto y el calendario que apruebe la Secretaría;

XIV. Entidades: Los organismos descentralizados; las empresas de participación estatal mayoritaria, incluyendo a las sociedades nacionales de crédito, instituciones nacionales de seguros, instituciones nacionales de fianzas y las organizaciones auxiliares nacionales de crédito. Así como los fideicomisos públicos en los que el fideicomitente sea la Secretaría o alguna entidad de las señaladas en esta fracción, que de conformidad con las disposiciones aplicables que sean considerados entidades paraestatales;

XV. Entidades apoyadas presupuestariamente: Las entidades a que se refiere la fracción anterior, que reciben transferencias y subsidios con cargo al Presupuesto;

XVI. Entidades coordinadas: Las entidades que el Ejecutivo Federal agrupe en los sectores coordinados por las dependencias, en los términos de la Ley Orgánica de la Administración Pública Federal;

XVII. Entidades federativas: Los estados de la Federación y el Distrito Federal;

XVIII. Entidades no apoyadas presupuestariamente: Las entidades a que se refiere la fracción XIV de este Artículo, que no reciben transferencias ni subsidios con cargo al Presupuesto;

XIX. Entidades no coordinadas: Las entidades que no se encuentren agrupadas en los sectores coordinados por las dependencias;

XX. Estructura ocupacional: El conjunto de puestos con actividades definidas, delimitadas y concretas que permiten el cumplimiento de una función, registrados y dictaminados por la Secretaría mediante el inventario y la plantilla de plazas, y autorizados por la Función Pública, en los términos de las disposiciones aplicables;

XXI. Estructura organizacional: La relación jerarquizada de puestos dentro de cada dependencia y entidad, autorizada por la Función Pública en los términos de las disposiciones aplicables, que identifique al sistema de la organización y establece la interrelación y coordinación de dichos puestos;

XXII. Flujo de efectivo: El registro de las entradas y salidas de recursos efectivos en un ejercicio fiscal;

XXIII. Función Pública: La Secretaría de la Función Pública;

XXIV. Gasto de inversión física: Son aquellas erogaciones destinadas a mantener e incrementar la capacidad productiva del sector público o el cumplimiento de las funciones públicas, a través de la adquisición, construcción o modificación de activos fijos; incluye la ejecución y contratación de obra pública; la conservación y el mantenimiento de activos fijos que mantengan e incrementen la capacidad productiva del sector público, y que se refleje de forma directa en una mayor prestación de bienes y servicios a la población y al cumplimiento de metas;

XXV. Gasto neto total: La totalidad de las erogaciones aprobadas en este Presupuesto, correspondientes al Gobierno Federal y a las entidades a que se refiere el Anexo 1.D. de este Decreto, con cargo a los ingresos previstos en la Ley de Ingresos de la Federación;

XXVI. Gasto no programable: Las erogaciones que el Gobierno Federal realiza para dar cumplimiento a obligaciones que corresponden a los ramos generales 24 Deuda Pública, 28 Participaciones a Entidades Federativas y Municipios, 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero, 30 Adeudos de Ejercicios Fiscales Anteriores, y 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca; así como las erogaciones correspondientes al costo financiero de las entidades incluidas en el Anexo 1.D. de este Decreto;

XXVII. Gasto programable: Las erogaciones que se realizan en cumplimiento de funciones correspondientes a los ramos autónomos; a los ramos adm inistrativos; a los ramos generales 19 Aportaciones a Seguridad Social, 23 Provisiones Salariales y Económicas, y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos; a las erogaciones que los gobiernos de las entidades federativas y de los municipios realizan, correspondientes a los ramos generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas; así como aquéllas que efectúan las entidades incluidas en el Anexo 1.D. de este Decreto, sin incluir el costo financiero de éstas;

XXVIII. Informes trimestrales: Los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública que el Ejecutivo Federal presenta trimestralmente al H. Congreso de la Unión;

XXIX. Ingresos excedentes: Los recursos que durante el ejercicio fiscal se obtienen en exceso de los aprobados en la Ley de Ingresos o, en su caso, respecto de los ingresos de las entidades de control ind irecto;

XXX. Organismos públicos autónomos: Las personas de derecho público de carácter federal con autonomía en el ejercicio de sus funciones y en su administración, creadas por disposición expresa de la Constitución Política de los Estados Unidos Mexicanos;

XXXI. Percepciones extraordinarias: Los estímulos, reconocimientos, recompensas, incentivos y pagos equivalentes a los mismos, que se otorgan de manera excepcional a los servidores públicos, condicionados al cumplimiento de compromisos de resultados sujetos a evaluación; así como el pago de horas extraordinarias de trabajo y demás asignaciones de carácter excepcional autorizadas en los términos de la legislación laboral y de este Decreto;

XXXII. Percepciones ordinarias: Las remuneraciones que recibe un servidor público de manera regular como contraprestación por el desempeño de sus labores cotidianas, en función de los tabuladores y obligaciones contractuales autorizados, que se integran como parte del costo directo de las plazas incorporadas en las estructuras ocupacional y organizacional;

XXXIII. Presupuesto regularizable de servicios personales: Las asignaciones de las plazas contenidas en la estructura ocupacional, incluyendo tanto su costo directo, el cual considera las percepciones ordinarias brutas, y las obligaciones de seguridad social y fiscales, a cargo del patrón; así como su costo indirecto, compuesto por aquellas asignaciones que están sujetas a una condición establecida en las disposiciones de carácter laboral o administrativo. Estas asignaciones representan el importe del presupuesto anual de las plazas, incluyendo aquéllas no asociadas directamente a una plaza. El presupuesto regularizable se incrementa, en su caso, por las previsiones de las medidas salariales y económicas aprobadas para el ejercicio fiscal correspondiente;

XXXIV. Presupuesto: Al contenido en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, incluyendo sus 20 Anexos; así como los Tomos II.A. Ramos Autónomos; II.B. Ramos Generales; III. Ramos Administrativos; IV. Entidades de Control Presupuestario Directo; V. Entidades de Control Presupuestario Indirecto; VI. Programas y Proyectos de Inversión, y VII. Presentación Funcional Programática del Gasto Programable;

XXXV. Programas y proyectos de inversión: Las acciones que implican erogaciones de gasto de capital destinadas tanto a obra pública en infraestructura como a la adquisición y modificación de inmuebles, adquisiciones de bienes muebles asociadas a estos programas, y rehabilitaciones que impliquen un aumento en la capacidad o vida útil de los activos de infraestructura e inmuebles, y mantenimiento;

XXXVI. Ramos administrativos: Los ramos por medio de los cuales se asignan recursos en este Presupuesto a las dependencias; a la Presidencia de la República; a la Procuraduría General de la República; a los tribunales administrativos, y al Consejo Nacional de Ciencia y Tecnología;

XXXVII. Ramos autónomos: Los ramos por medio de los cuales se asignan recursos en este Presupuesto a los Poderes Legislativo y Judicial, así como a los organismos públicos autónomos;

XXXVIII. Ramos generales: Los ramos cuya asignación de recursos se prevé en este Presupuesto, que no corresponden al gasto directo de las dependencias, aunque su ejercicio está a cargo de éstas;

XXXIX. Reglas de operación: Las disposiciones a las cuales se sujetan los programas federales, previstos en el Anexo 16, con el objeto de otorgar transparencia y asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos;

XL. Secretaría: La Secretaría de Hacienda y Crédito Público;

XLI. Secretaría de Agricultura: La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación;

XLII. Subejercicio de gasto: Las disponibilidades presupuestarias que resultan, con base en el calendario de presupuesto, sin cumplir las metas contenidas en los programas o sin contar con el compromiso formal de su ejecución;

XLIII. Subsidios: Las asignaciones de recursos federales previstas en este Decreto que, a través de las dependencias y entidades, se otorgan a los diferentes sectores de la sociedad o a las entidades federativas para fomentar el desarrollo de actividades prioritarias de interés general como son, entre otras, proporcionar a los usuarios o consumidores los bienes y servicios a precios y tarifas por debajo de los de mercado. Asimismo, a los recursos federales que el Gobierno Federal otorga a los diferentes sectores de la sociedad y a los gobiernos de las entidades federativas y de los municipios, como apoyos económicos sean de carácter recuperable o no;

XLIV. Transferencias: Las asignaciones previstas en los presupuestos de las dependencias destinadas a las entidades bajo su coordinación sectorial y a sus órganos administrativos desconcentrados, así como, en el caso de la Secretaría, las asignaciones para las entidades no coordinadas sectorialmente, para sufragar los gastos de operación y de capital, entre otros: remuneraciones al personal; construcción y/o conservación de obras; adquisición de todo tipo de bienes; contratación de servicios, así como las transferencias para cubrir el déficit de operación y los gastos de administración asociados al otorgamiento de subsidios, con la finalidad de mantener los niveles de los bienes y servicios que prestan de acuerdo con las actividades que tienen encomendadas por ley. Incluye las transferencias para el apoyo de programas de las entidades vinculados con operaciones de inversión financiera o para el pago de intereses, comisiones y gastos, derivados de créditos contratados en moneda nacional o extranjera, y

XLV. Tribunales administrativos: el Tribunal Federal de Justicia Fiscal y Administrativa, los Tribunales Agrarios, y los demás órganos creados con tal carácter en las leyes federales.

CAPÍTULO II
De las Erogaciones

Artículo 3. El gasto neto total previsto en el presente Presupuesto, importa la cantidad de $2,000,072,400,000.00 y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto.

Para el presente ejercicio fiscal, se establece como meta el equilibrio público presupuestario. El Ejecutivo Federal podrá no sujetarse a lo anterior como consecuencia de una emergencia de carácter nacional, tal como un desastre natural, informando de ello a la Cámara, sujeto al monto de endeudamiento neto aprobado en la Ley de Ingresos de la Federación. El Ejecutivo Federal procurará que los ahorros, economías e ingresos excedentes que se generen durante el ejercicio fiscal sean destinados a mejorar la meta establecida, conforme a las disposiciones de este Decreto.

En su caso, la meta establecida en el párrafo anterior podrá modificarse para cubrir las erogaciones de los programas aprobados, siempre y cuando sea necesario como consecuencia de la aplicación de las medidas a que se refiere el Artículo 9, fracción III, de este Decreto y dicha modificación sea posteriormente disminuida con los ahorros que generen las mismas.

Los recursos de este Presupuesto para atender a la población indígena se señalan en el Anexo 2 de este Decreto, en los términos del apartado B del Artículo 2 de la Constitución Política de los Estados Unidos Mexicanos.

Los recursos de este Presupuesto para el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 3 de este Decreto, conforme a lo previsto en el Artículo 69 de la Ley de Desarrollo Rural Sustentable.

El monto total de los recursos de este Presupuesto previstos para el Programa Especial de Ciencia y Tecnología, conforme a lo previsto en el Artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 4 de este Decreto.

Los recursos de este Presupuesto para programas regionales se señalan en el Anexo 5 de este Decreto.

Las erogaciones correspondientes a la Secretaría de Seguridad Pública, incluyen los recursos federales que serán destinados a la cuota alimentaria por internos del fuero federal en custodia de los gobiernos de las entidades federativas, por un monto de $713,596,100.00, que incluye un monto de $267,596,100.00 de recursos adicionales.

Del gasto total asignado a la Secretaría de Seguridad Pública, contemplado en el presupuesto autorizado para el presente ejercicio fiscal, se incluyen recursos adicionales por un importe de $232,403,900.00, destinados a programas y acciones especiales de Seguridad Pública en zonas fronterizas y otras entidades impactadas por la incidencia delictiva bajo la figura de la reasignación presupuestal en términos de lo establecido por el Artículo 14 y demás aplicables del presente Decreto.

Las erogaciones de este Presupuesto incluyen los recursos para el Instituto Federal de Acceso a la Información Pública, conforme a lo previsto en el Anexo 6 de este Decreto. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados a las dependencias o a otras entidades y, para efectos de este Decreto, dicho Instituto se considerará que opera con recursos propios y recibirá un tratamiento presupuestario equivalente al de una entidad no apoyada presupuestariamente.

El control presupuestario de los ramos generales a que se refiere el Anexo 1.C. de este Decreto estará a cargo de la Secretaría. El ejercicio de dichos ramos se encomienda a ésta, con excepción del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, el cual corresponde a la Secretaría de Educación Pública.

Del gasto total asignado a la Procuraduría General de la República en el Anexo 1.B., se incluye un monto de 18 millones de pesos destinado a la creación de las Unidades Mixtas de Atención al Narcomenudeo en el D.F.

Artículo 4. Para la ministración de recursos a los que se refiere el Ramo 12 del Tomo III de este Presupuesto, relativo al Sistema de Protección Social en Salud, la Secretaría verificará que las variables que utilice la Secretaría de Salud para establecer los criterios compensatorios de los recursos federales a que se refiere el párrafo tercero de la fracción II del Artículo 77 bis 13 de la Ley General de Salud, se ajusten a lo siguiente:

I. Que cuente con la suficiente inversión federal en infraestructura física para atender con eficiencia, calidad y oportunidad las altas en el sistema en la proporción que corresponda al crecimiento del padrón de beneficiarios incorporados al sistema, y

II. Que hubieren cumplido con la obligación de informar con oportunidad y objetividad en los términos del Artículo 69 de este Decreto y las demás disposiciones aplicables.

CAPÍTULO III
De las Entidades sujetas a Control Presupuestario Directo

Artículo 5. Petróleos Mexicanos, en el ejercicio de su presupuesto consolidado se sujetará a las metas de balance de operación, primario y financiero, establecidas en el Tomo IV de este Presupuesto.

I. A efecto de que Petróleos Mexicanos mantenga estas metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, en cuanto a:

a) El precio internacional para la mezcla de petróleo de exportación; Petróleos Mexicanos compensará en el siguiente orden:

i) La pérdida hasta por la cantidad de $10,000,000,000.00; en un 50 por ciento con ajustes a su gasto y en un 50 por ciento con la reducción a sus metas de balance de operación, primario y financiero, en los términos que se detalla en el Tomo IV de este Presupuesto, y

ii) El resto de la pérdida con ajustes al gasto de su presupuesto;

b) El volumen de producción de petróleo; Petróleos Mexicanos lo compensará con ajustes al gasto de su presupuesto preferentemente gasto corriente;

c) El tipo de cambio del peso respecto del dólar de los Estados Unidos de América; Petróleos Mexicanos reducirá las metas de balance de operación, primario y financiero en la proporción del efecto neto que resulte de la pérdida cambiaria y de los ahorros en importaciones;

d) La importación de mercancía para reventa, incluyendo el costo de maquila, asciende a $91,218,900,000.00. La cantidad que exceda de este monto no se considerará para evaluar el cumplimiento de las metas de balance de operación, primario y financiero, y

e) En caso de que durante el ejercicio fiscal, se presenten retrasos en la cobranza por ventas de combustibles realizadas a empresas públicas del sector eléctrico, dicho retraso no se considerará para evaluar las metas de balance de operación, primario y financiero.

La disminución de los ingresos netos previstos en el presupuesto consolidado de Petróleos Mexicanos, por condiciones distintas a las previstas en los incisos a), b) y c) de esta fracción, se compensará por Petróleos Mexicanos con ajustes a su gasto. En caso de que dichas condiciones sean ajenas a la operación de la entidad, la Secretaría determinará el mecanismo para evaluar las metas de balance de operación, primario y financiero;

II. Petróleos Mexicanos podrá realizar erogaciones adicionales, en el caso de que los ingresos petroleros excedan los proyectados en el Artículo 1, fracción VII, numeral 1, inciso A de la Ley de Ingresos de la Federación, conforme a lo siguiente:

a) Con ingresos netos adicionales, obtenidos en el ejercicio de su presupuesto por mayor volumen o precio de ventas internas, así como mayor volumen o precio de productos exportados;

b) Por la venta de acciones de empresas en las que participa, previa autorización de la Secretaría, y

c) Por ingresos provenientes de la ejecución de programas de abatimiento de rezagos de cobranza; recuperación de ingresos por eficiencia en el control de ventas; financieros; venta de bienes muebles e inmuebles, entre otros, con el acuerdo de su órgano de gobierno;

III. Las medidas de compensación a que se refieren las fracciones I y II de este Artículo, podrán realizarse por trimestre, dentro de los 25 días hábiles siguientes a su terminación, con la autorización de la Secretaría para efectos de la situación de las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos deberá informar mensualmente a la Secretaría sobre el comportamiento mensual de los balances de operación, primario y financiero, dentro de los 20 días hábiles siguientes a su terminación, y

IV. Para fines del cumplimiento de los balances de operación, primario y financiero, trimestrales y anuales de Petróleos Mexicanos, con la aprobación de su órgano de gobierno, esta entidad deberá:

a) Informar mensualmente a la Secretaría los ingresos netos obtenidos en su flujo de presupuesto, diferenciando las metas de balance de operación, primario y financiero;

b) Informar a la Secretaría las adecuaciones presupuestarias internas a nivel flujo de efectivo;

c) Solicitar a la Secretaría la autorización de las adecuaciones presupuestarias externas a nivel flujo de efectivo y de indicadores de metas de operación, de presupuesto y financieras. La Secretaría emitirá su autorización siempre y cuando las adecuaciones presupuestarias externas tengan un impacto en las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos continuará realizando el registro de las adecuaciones presupuestarias externas en forma consolidada. Las adecuaciones externas de los organismos subsidiarios y empresas filiales, deberán ser solicitadas a la Secretaría conforme a las disposiciones establecidas;

d) Expedir a través del titular de la entidad o de quien éste designe, los oficios de inversión presupuestaria, incluyendo sus modificaciones, remitiendo copia a la Secretaría;

e) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas equivalentes cuando menos a las señaladas en el Artículo 31 de este Decreto. Dichas medidas deberán orientarse a reducir el gasto en servicios personales y el gasto administrativo y de apoyo; los ahorros generados por la aplicación de estas medidas se destinarán a gasto para el mantenimiento, la conservación y, en general, la operación de aquellas instalaciones directamente relacionadas con las actividades sustantivas de la entidad;

f) Traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en el caso que requiera sufragar la creación temporal de plazas, solamente cuando para ello disponga de recursos propios para cubrir dicha medida, las plazas se destinen a proyectos o programas que generen ingresos adicionales durante la vigencia del proyecto o programa que se trate, y la temporalidad de las mismas no exceda la vigencia o vida útil de dichos programas o proyectos;

g) Establecer indicadores y metas de operación, de presupuesto y financieras, a más tardar el último día hábil de febrero. La Secretaría y la Función Pública llevarán a cabo un análisis sobre el cumplimiento de dichas metas, dentro de los 20 días naturales posteriores a la terminación de cada mes, y

h) Enviar a la Secretaría y a la Función Pública, dentro de los 15 días naturales siguientes a la terminación de cada trimestre, un informe sobre el cumplimiento de las metas a que se refiere el inciso anterior, a efecto de que realicen un análisis conjunto del mismo y lo presenten, con el informe aludido, a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, con la finalidad de que, en su caso, ésta emita las recomendaciones correspondientes.

Los montos del Anexo 1.D. de este Decreto incluyen las previsiones de Petróleos Mexicanos para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Artículo 50 de este Decreto.

Los montos para Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del Artículo 49 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

Los servidores públicos de Petróleos Mexicanos deberán cumplir, con sus metas de balance de operación, primario y financiero y con sus presupuestos autorizados.

Artículo 6. Las erogaciones correspondientes a la Comisión Federal de Electricidad, a Luz y Fuerza del Centro, y al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, se sujetan a lo siguiente:

I. Deberán establecer sus respectivas metas de balance de operación, primario y financiero, mensual y trimestral.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este Artículo y el siguiente, deberán cumplir, según corresponda, con sus metas de balance de operación, primario y financiero, así como con sus presupuestos autorizados;

II. Enviarán, a más tardar el último día hábil de febrero, sus respectivas metas para opinión de la Secretaría y de la Función Pública, las cuales remitirán su análisis conjunto y las metas a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, a efecto de que ésta emita las recomendaciones correspondientes.

En caso de que no establezcan sus metas en la fecha señalada, la Secretaría determinará las mismas;

III. Realizarán evaluaciones trimestrales sobre el cumplimiento de sus metas, las cuales serán enviadas a la Secretaría y a la Función Pública dentro de los 15 días naturales siguientes a la terminación de cada trimestre, a efecto de que realicen un análisis conjunto de las mismas y lo presenten, con las evaluaciones aludidas, a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, con la finalidad de que, en su caso, dicha Comisión emita las recomendaciones correspondientes;

IV. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad, incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Artículo 49 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del Artículo 50 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto;

V. El monto señalado en el Anexo 1.D. de este Decreto para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad, y

VI. La cantidad que el Anexo 1.D. de este Decreto destina para la Comisión Federal de Electricidad, refleja el monto neto sin incluir erogación alguna por concepto de aprovechamiento, así como ninguna transferencia del Gobierno Federal por concepto de subsidios.

La Comisión Federal de Electricidad y Luz y Fuerza del Centro, dentro de los primeros dos meses del año 2006, deberán informar a la Cámara sobre los subsidios otorgados en el 2005 a los consumidores, diferenciando cada una de las tarifas eléctricas. Esta información deberá incluirse en el Proyecto de Decreto de Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal.

Artículo 7. El ejercicio del gasto del Instituto Mexicano del Seguro Social se realizará de conformidad con las disposiciones de la Ley del Seguro Social y por lo señalado en este Artículo. Conforme al Artículo 272 de dicha Ley, el gasto programable del Instituto será de $209,194,600,000.00. El Gobierno Federal aportará al Instituto la cantidad de $38,708,000,000.00, como aportaciones para los seguros y la cantidad de $65,383,000,000.00, para cubrir las pensiones en curso de pago derivadas del Artículo Duodécimo Transitorio de la Ley del Seguro Social aprobada el 21 de diciembre de 1995.

Durante el ejercicio fiscal de 2006, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los Artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $9,500,000,000.00 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual, para con sus trabajadores.

Para los efectos del Artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes. Conforme al mismo Artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

CAPÍTULO IV
De los Ramos Generales

Artículo 8. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 7 de este Decreto.

El Ejecutivo Federal estará facultado para realizar amortizaciones de deuda pública hasta por un monto equivalente al financiamiento derivado de colocaciones de deuda, en términos nominales.

El Ejecutivo Federal reportará a la Cámara en los informes trimestrales, los montos y porcentajes de las economías que, en su caso, resulten de los ramos generales.

Artículo 9. El gasto programable previsto en el Anexo 1.C. de este Decreto para el Ramo General 23 Provisiones Salariales y Económicas, se distribuye conforme a lo establecido en el Anexo 8 de este Decreto y se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el párrafo cuarto de la fracción IV del Artículo 74 de la Constitución Política de los Estados Unidos Mexicanos;

II. Las erogaciones previstas para los fondos de Desastres Naturales; para la Prevención de Desastres Naturales; de Estabilización de los Ingresos Petroleros y de Desincorporación de Entidades, deberán ejercerse de conformidad con sus respectivas reglas de operación y no podrán destinarse a fines distintos a los previstos en las mismas;

III. Las dependencias y entidades podrán solicitar autorización a la Secretaría para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir en definitiva la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Para tal efecto, la Secretaría emitirá las disposiciones aplicables con la participación de la Función Pública en el ámbito de su competencia, a más tardar el 15 de febrero de 2006, conforme a lo siguiente:

a) Las plazas correspondientes al personal que concluya en definitiva la prestación de sus servicios en la Administración Pública Federal, se cancelarán en los términos de las referidas disposiciones;

b) Las dependencias y entidades, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2008, en los plazos y condiciones que señalen las disposiciones a que se refiere esta fracción, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia o entidad;

c) Los recursos restituidos serán destinados a mejorar la meta de balance público presupuestario;

d) Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos utilizados en las medidas a que se refiere esta fracción, podrán destinarse a los programas de la dependencia o entidad que haya generado dicho ahorro a la implantación y operación del Servicio Profesional de Carrera en la Administración Pública Federal, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni puestos de libre designación, ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales, y

e) El Ejecutivo Federal reportará en los informes trimestrales sobre el ejercicio de los recursos a que se refiere esta fracción.

En su caso, las medidas a que se refiere esta fracción podrán autorizarse para la liquidación del personal que corresponda y los gastos asociados a ésta, así como a los pagos que se originen como consecuencia de la desincorporación de entidades o de la eliminación de unidades administrativas de las dependencias, en los términos de las disposiciones aplicables, sujetándose en lo conducente a lo dispuesto en los incisos de esta fracción.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría, siempre y cuando cancelen las plazas correspondientes, restituyan los recursos en los términos del inciso b) de esta fracción y destinen los ahorros que resulten a sus programas. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría, y

IV. Podrán traspasarse recursos de otros ramos al Ramo General 23 Provisiones Salariales y Económicas, con el objeto de apoyar los programas contenidos en el mismo, observando lo previsto en el Artículo 18 de este Decreto.

Los recursos del Ramo General 23 Provisiones Salariales y Económicas podrán ser traspasados a otros ramos, conforme a las disposiciones aplicables, y de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este presupuesto, salvo lo dispuesto en el párrafo siguiente.

Los recursos que por motivos de control presupuestario se canalicen a través del Ramo General 23 Provisiones Salariales y Económicas, derivados de adecuaciones presupuestarias y erogaciones adicionales, en los términos de los Artículos 18 y 25 de este Decreto, respectivamente, podrán ejercerse directamente conforme a los programas aprobados en este ramo, incluyendo el desarrollo regional o, en su caso, traspasarse a otros ramos, conforme a las disposiciones aplicables.

Artículo 10. El gasto programable previsto para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 9 del mismo.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el Artículo 36 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos.

TÍTULO SEGUNDO
DEL FEDERALISMO
CAPÍTULO I
Disposiciones Generales

Artículo 11. En los programas federales en los que concurran recursos de las dependencias y, en su caso de las entidades, con aquéllos de las entidades federativas, a estas últimas no se les podrá condicionar el monto ni el ejercicio de los recursos federales a la aportación de recursos locales, más allá de lo establecido en las reglas de operación o en los convenios de coordinación correspondientes, sin perjuicio de que se deberá atender lo acordado en los convenios en materia de seguridad pública, así como lo dispuesto en las reglas de operación de los fondos de Desastres Naturales y para la Prevención de Desastres Naturales.

La Secretaría de Gobernación realizará la integración de las solicitudes con cargo a los recursos del Fondo de Desastres Naturales o del fideicomiso constituido para tal efecto, así como del Fondo para la Prevención de Desastres Naturales, con la intervención que corresponda a las áreas o unidades de las dependencias y entidades que resulten competentes en la materia. Una vez que la Secretaría de Gobernación dictamine favorablemente dichas solicitudes, determinará por sí, en el ámbito de su competencia, la entrega inmediata de los recursos que correspondan de conformidad con lo establecido en las disposiciones aplicables.

El ejercicio de recursos públicos federales por parte de las entidades federativas deberá comprobarse en los términos de las disposiciones aplicables. Con excepción de los recursos federales a que se refiere el Artículo 13 de este Decreto, las dependencias y entidades deberán acordar con las entidades federativas los términos y modalidades para el cumplimiento de la obligación de éstas de entregar la relación de los gastos efectuados con base en los respectivos documentos comprobatorios del gasto.

El Ejecutivo Federal, por conducto de la Función Pública, de manera previa a la entrega de los recursos públicos federales a que se refiere el presente Título, con excepción del Artículo 13 de este Decreto, deberá acordar con las secretarías de contraloría o sus equivalentes de las entidades federativas, la apertura y uso por parte de éstas de cuentas bancarias específicas que identifiquen los recursos públicos federales, así como de mecanismos de supervisión y control para la comprobación del ejercicio de los recursos por parte de dichas secretarías o sus equivalentes.

En caso de que no se observe lo dispuesto en este Artículo y en las demás disposiciones aplicables, las dependencias y entidades podrán suspender o cancelar la ministración de recursos públicos federales a las entidades federativas, informando de inmediato a la Secretaría, a la Función Pública, a la Auditoría Superior de la Federación, y previa opinión de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados.

En el supuesto de que la Comisión no se pronuncie sobre la suspensión o cancelación de la ministración dentro de los 10 días naturales siguientes a la fecha en la que se reciba la notificación de la dependencia o entidad de que se trate, se entenderá emitida en sentido favorable. La Auditoría apoyará a la Comisión en el ejercicio de esta atribución y emitirá las recomendaciones que estime oportunas. Dichas recomendaciones serán notificadas al órgano técnico de fiscalización de la legislatura local de la entidad federativa afectada.

La Secretaría reportará en los informes trimestrales, el monto de recursos de gasto programable entregado a las entidades federativas, señalando el monto y el destino por cada entidad federativa. Dicha información se deberá publicar en la página electrónica de Internet.

Artículo 12. Para la revisión del ejercicio de los recursos a que se refiere el presente Título, la Cámara se apoyará en la Auditoría, la cual deberá fiscalizar dichos recursos, en los términos de los Artículos 16 fracciones I y XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación, conforme a lo siguiente:

I. La Auditoría establecerá las reglas para la aplicación de los recursos del Programa para la Fiscalización del Gasto Federalizado, que se destinarán a fortalecer los órganos técnicos de fiscalización de las legislaturas locales, a fin de incrementar el alcance, profundidad, calidad y seguimiento de las revisiones al ejercicio de los recursos correspondientes a los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, así como la descentralización de funciones y la reasignación de recursos federales a las entidades federativas, principalmente.

Los subsidios del Programa para la Fiscalización del Gasto Federalizado deberán ser publicados en el Diario Oficial de la Federación y en el periódico oficial de la entidad federativa que corresponda. Dichos subsidios no podrán destinarse a un fin distinto al aprobado en este Presupuesto y serán ministrados por la Tesorería de la Federación a los órganos técnicos de fiscalización de las legislaturas locales, a través de las tesorerías estatales, conforme al calendario que establezca para tal efecto la Auditoría y en los términos de los convenios previamente suscritos entre ésta y los órganos técnicos de fiscalización de las legislaturas locales.

Dichas erogaciones equivalen al uno al millar del monto total para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, aprobado en el Presupuesto del año 2005, y se distribuirán entre las entidades federativas, considerando como factor de equidad 3 millones de pesos para cada una de ellas, y el resto de las erogaciones en proporción directa a los recursos aprobados en el Presupuesto del año 2005 para cada entidad federativa, de los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas.

Los recursos del Programa para la Fiscalización del Gasto Federalizado que reciban los órganos técnicos de fiscalización locales, deberán aplicarse, por lo menos en un 50 por ciento, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, así como a los recursos federalizados de los programas incluidos en el Programa Especial Concurrente para el Desarrollo Rural Sustentable;

II. En el caso de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, la Auditoría determinará, escuchando la opinión de los respectivos órganos técnicos de fiscalización de las entidades federativas o de las legislaturas locales, según sea el caso, lo siguiente:

a) Los procedimientos de coordinación para que, en el ejercicio de las atribuciones de control que los órganos técnicos de fiscalización de las legislaturas locales tengan conferidas, colaboren con la Auditoría en la fiscalización de la aplicación correcta de los recursos federales recibidos y ejercidos por las entidades federativas y, en su caso, por los municipios y demarcaciones territoriales del Distrito Federal, y

b) La apertura, por parte de las entidades federativas y, en su caso, por los municipios y las demarcaciones territoriales del Distrito Federal, de una cuenta bancaria específica para cada fondo que identifique los recursos públicos federales, incluyendo sus productos financieros, así como otras acciones que permitan fiscalizar el ejercicio de dichos recursos, a efecto de garantizar que se apliquen con eficiencia, eficacia y honradez, conforme lo dispone el Artículo 134 de la Constitución Política de los Estados Unidos Mexicanos, sin que ello implique limitaciones o restricciones en la administración y ejercicio de los mismos, y

III. En el caso del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas y de la reasignación de recursos federales a las entidades federativas, la Auditoría deberá fiscalizar el ejercicio de los recursos públicos federales en los términos de las disposiciones presupuestarias aplicables y, en su caso, podrá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales, tomando en consideración el Programa para la Fiscalización del Gasto Federalizado.

Para efectos de la fiscalización de los recursos públicos federales a que se refiere el presente Artículo, dichos recursos deberán registrarse con apego a los principios básicos de contabilidad gubernamental. Con base en dichos registros se realizará la rendición de cuentas en los términos de las disposiciones aplicables.

Las acciones para la fiscalización de los recursos públicos federales a que se refiere este Artículo, se realizarán sin perjuicio de que la Auditoría ejerza directamente las atribuciones que le confiere el Artículo 79 de la Constitución Política de los Estados Unidos Mexicanos, así como las fracciones IX y XI del Artículo 16 de la Ley de Fiscalización Superior de la Federación y las demás disposiciones aplicables.

Las dependencias y entidades no podrán transferir recursos a las entidades federativas si no es a través de las Tesorerías de estas últimas.

CAPÍTULO II
De los Recursos Federales Transferidos a Las Entidades Federativas y los Municipios

Artículo 13. El gasto programable previsto para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 10 del mismo.

El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos a que se refiere este Artículo, se presenta en el Tomo II.B. de este Presupuesto, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el Artículo 44 de la Ley de Coordinación Fiscal.

Los informes que proporcionen las entidades federativas y los municipios a la Secretaría de Desarrollo Social deberán apegarse a lo establecido en el Artículo 33 de la Ley de Coordinación Fiscal. De conformidad con la fracción IV del Artículo citado, la Secretaría de Desarrollo Social deberá emitir lineamientos y formatos para la entrega de dichos informes que permitan evaluar la evolución del gasto de los recursos a que se refiere el presente Capítulo.

Dichos informes se entregarán con periodicidad trimestral, a más tardar 15 días naturales posteriores a la terminación del trimestre. La Secretaría de Desarrollo Social hará entrega de los informes a la Comisión de Desarrollo Social de la Cámara y tendrá la información disponible para consulta en su página electrónica, de conformidad con lo establecido en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

En relación con la aplicación de estos recursos, las entidades federativas y los municipios publicarán dichos informes en los órganos locales de difusión y los pondrán a disposición del público en general a través de publicaciones específicas y medios electrónicos.

Las erogaciones correspondientes al Ramo 33 Fondo de Aportaciones para la Seguridad Pública, incluyen un monto de $1,000,000,000.00 adicionales que se presenta en el Anexo de este Presupuesto, integrando el total de $5,000,000,000.00, cuya distribución se realizará conforme a lo dispuesto en el Artículo 45 y demás aplicables de la Ley de Coordinación Fiscal.

Artículo 14. Las dependencias y entidades con cargo a sus presupuestos y por medio de convenios de coordinación que serán públicos, podrán descentralizar funciones o reasignar recursos correspondientes a programas federales, con el propósito de transferir responsabilidades y, en su caso, recursos humanos y materiales.

En la suscripción de convenios se observará lo siguiente:

I. Deberán formalizarse a más tardar durante el primer cuatrimestre del ejercicio fiscal, al igual que los anexos respectivos, con el propósito de facilitar su ejecución por parte de las entidades federativas y de promover una calendarización eficiente de la ministración de los recursos respectivos a las entidades federativas, salvo en aquellos casos en que durante el ejercicio fiscal se suscriba un convenio por primera vez y no hubiere sido posible su previsión anual;

II. Incluir criterios que aseguren transparencia en la distribución, aplicación y comprobación de recursos;

III. Establecer los plazos y calendarios de entrega de los recursos que garanticen la aplicación oportuna de los mismos, de acuerdo a la disponibilidad de recursos con base en el Presupuesto aprobado y atendiendo los requerimientos de las entidades federativas. La ministración de los recursos deberá ser oportuna y respetar dichos calendarios;

IV. Evitar comprometer recursos que excedan la capacidad financiera de los gobiernos de las entidades federativas;

V. Las prioridades de las entidades federativas con el fin de alcanzar los objetivos pretendidos;

VI. Especificar en su caso las fuentes de recursos o potestades de recaudación de ingresos por parte de las entidades federativas que complementen los recursos transferidos o reasignados;

VII. En la suscripción de dichos instrumentos deberá tomarse en cuenta si los objetivos pretendidos podrían alcanzarse de mejor manera transfiriendo total o parcialmente las responsabilidades a cargo del Gobierno Federal o sus entidades, por medio de modificaciones legales;

VIII. Las medidas o mecanismos que permitan afrontar contingencias en los programas y proyectos reasignados;

IX. En el caso que involucren recursos públicos federales que no pierden su naturaleza por ser transferidos, éstos deberán depositarse en cuentas bancarias específicas que permitan su identificación para efectos de comprobación de su ejercicio y fiscalización, en los términos de las disposiciones generales aplicables;

X. De los recursos federales que se transfieran a las entidades federativas mediante convenios de reasignación y aquéllos mediante los cuales los recursos no pierdan el carácter federal, se destinará un monto equivalente al uno al millar para la fiscalización de los mismos, en términos de la siguiente fracción, y

XI. La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales.

Artículo 15. Las erogaciones previstas para el Ramo General 39 Programa de Apoyo para el Fortalecimiento de las Entidades Federativas son subsidios que se otorgan a las entidades federativas conforme a la distribución prevista en el Anexo 11 de este Decreto. Estos recursos se destinarán a:

I. Cuando menos el 40 por ciento a la inversión en infraestructura física, incluyendo la construcción, reconstrucción, ampliación, conclusión, mantenimiento, conservación de infraestructura; así como la adquisición de bienes para el equipamiento de las obras generadas o adquiridas; infraestructura hidroagrícola, y hasta un 3 por ciento del costo del programa o proyecto programado en el ejercicio fiscal de 2006, para gastos indirectos por concepto de realización de estudios, elaboración y evaluación de proyectos, supervisión y control de estas obras de infraestructura;

II. Saneamiento financiero, preferentemente a través de la amortización de deuda pública, expresada como una reducción del principal al saldo registrado al 31 de diciembre de 2005. Asimismo, podrán realizarse otras acciones de saneamiento financiero, siempre y cuando se acredite un impacto favorable en la fortaleza de las finanzas públicas locales;

III. Apoyo para sanear y reformar los sistemas de pensiones en las entidades federativas, prioritariamente a las reservas actuariales;

IV. Modernización de los catastros, con el objeto de actualizar los valores de los bienes y hacer más eficiente la recaudación de contribuciones;

V. Modernización de los sistemas de recaudación locales;

VI. Desarrollar mecanismos impositivos que permitan ampliar la base gravable de las contribuciones locales;

VII. Fortalecimiento de los proyectos en educación, cultura, investigación científica y desarrollo de empresas y actividades de base tecnológica;

VIII. Para los Sistemas de Protección Civil en las Entidades Federativas, y

IX. Instrumentación y desarrollo de sistemas de profesionalización de recursos humanos en las administraciones públicas de las Entidades Federativas.

Los recursos del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, tienen por objeto fortalecer los presupuestos de las entidades federativas y de las regiones. Para este fin y con las mismas restricciones, las entidades federativas podrán convenir, entre ellas o con el Gobierno Federal, la aplicación de estos recursos, los que no podrán destinarse para erogaciones de gasto corriente o de operación, salvo en los casos previstos expresamente en las fracciones anteriores.

Artículo 16. Los recursos que transfieren las dependencias o entidades a través de los convenios de reasignación para el cumplimiento de objetivos de programas federales, no pierden el carácter federal, por lo que éstas comprobarán los gastos en los términos de las disposiciones aplicables. Para tal efecto, se sujetarán en lo conducente a lo dispuesto en el Artículo 14. Las dependencias y entidades deberán verificar que en los convenios se establezca el compromiso de las entidades federativas de entregar los documentos comprobatorios del gasto. La Auditoría proporcionará a las áreas de fiscalización de las legislaturas locales las guías para la fiscalización y las auditorías de los recursos federales.

Las dependencias o entidades que requieran suscribir convenios de reasignación, deberán apegarse al convenio modelo emitido por la Secretaría y la Función Pública, así como obtener la autorización presupuestaria de la Secretaría.

El Ejecutivo Federal, por conducto de los titulares de las dependencias que reasignen los recursos presupuestarios, o de las entidades y de la respectiva dependencia coordinadora de sector, celebrará los convenios a que se refiere este Artículo con los gobiernos de las entidades federativas. Dichos convenios deberán prever criterios que aseguren transparencia en su distribución, aplicación y comprobación.

Las dependencias y entidades deberán publicar en el Diario Oficial de la Federación, dentro de los 15 días hábiles posteriores a su formalización, los convenios y, en su caso, las modificaciones a éstos.

Las disposiciones de este Artículo no aplican al Fondo de Desastres Naturales, al Fondo para la Prevención de Desastres Naturales ni a los programas a que se refiere el Anexo 16 de este Decreto.

TÍTULO TERCERO
DEL EJERCICIO POR RESULTADOS DEL GASTO PÚBLICO Y LA DISCIPLINA PRESUPUESTARIA

CAPÍTULO I
Disposiciones Generales

Artículo 17. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, deberán sujetarse a los montos autorizados en este Presupuesto para sus respectivos programas, salvo que se autoricen adecuaciones presupuestarias en los términos del Artículo 9 de este Decreto y las demás disposiciones aplicables. Asimismo, los recursos económicos que recauden u obtengan por cualquier concepto sólo podrán ejercerlos conforme a sus presupuestos autorizados y, en su caso, a través de ampliaciones a sus respectivos presupuestos conforme a los destinos establecidos en los Artículos 25 y 26 de este Decreto.

Todos los recursos económicos que recauden u obtengan por cualquier concepto las dependencias y sus órganos administrativos desconcentrados, deberán ser concentrados en la Tesorería de la Federación.

Los recursos de las instituciones educativas, los planteles y centros de investigación, a los que se refiere el Artículo 12 párrafo décimo de la Ley de Ingresos de la Federación, incluyendo los centros públicos de investigación, serán aplicados a sus objetivos y programas institucionales, en gasto de inversión física o en gasto corriente distinto a servicios personales. Para tal efecto, la Secretaría, con base en la estimación anual de los ingresos previstos por las instituciones educativas, los planteles y centros de investigación deberán establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días, una vez que dichos ingresos hayan sido recibidos por la Tesorería de la Federación. Las erogaciones que se efectúen con cargo al fondo revolvente se reflejarán en los presupuestos de las instituciones en los términos de las disposiciones aplicables.

Será responsabilidad de los titulares de dichas instituciones, planteles y centros, el registro presupuestario mensual de estos recursos en los términos de las disposiciones aplicables; asimismo, que éstos se ejerzan conforme a lo previsto en este Decreto y se reporten en los informes trimestrales y la Cuenta Pública.

Las universidades e instituciones federales que presten servicios de educación superior, de postgrado y de investigación, distribuirán los recursos públicos federales de acuerdo con el analítico de plazas y lo publicarán en sus respectivas páginas de Internet, asimismo reportarán trimestralmente la información en los términos del Artículo 69 de este Decreto.

Artículo 18. El Ejecutivo Federal autorizará, en su caso, las adecuaciones presupuestarias de las dependencias y entidades, en los términos de las disposiciones aplicables.

Las dependencias y entidades serán responsables de que las adecuaciones a sus respectivos presupuestos se realicen siempre y cuando permitan un mejor cumplimiento de los objetivos de los programas autorizados a su cargo.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, a través de sus órganos competentes, podrán autorizar adecuaciones a sus respectivos presupuestos siempre que permitan un mejor cumplimiento de los objetivos de los programas a su cargo. Dichas adecuaciones deberán ser informadas al Ejecutivo Federal, por conducto de la Secretaría, para efectos de la integración de los informes trimestrales, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación. Las adecuaciones presupuestarias que se realicen por ingresos excedentes deberán sujetarse a lo establecido por el Artículo 25 de este Decreto.

Cuando las adecuaciones a los montos presupuestarios ocasionen en su conjunto una variación mayor al 10 por ciento del presupuesto total del ramo o de la entidad de que se trate, o representen individualmente un monto mayor al 1 por ciento del gasto programable, se deberán reportar a la Comisión de Presupuesto y Cuenta Pública de la Cámara, en los informes trimestrales, la cual podrá emitir opinión sobre dichos traspasos.

Artículo 19. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, con cargo a sus respectivos presupuestos y de conformidad con las disposiciones aplicables, cubrirán las contribuciones federales, estatales y municipales, así como las obligaciones contingentes o ineludibles que se deriven de resoluciones emitidas por autoridad competente.

Las adecuaciones presupuestarias que, en su caso, sean necesarias para el pago de las obligaciones contingentes o ineludibles, no podrán afectar el cumplimiento de los objetivos y las metas de los programas aprobados, ni afectar el eficaz y oportuno cumplimiento de las atribuciones de los ejecutores del gasto público federal.

Las dependencias y entidades que no puedan cubrir la totalidad de las obligaciones contingentes o ineludibles conforme a lo previsto en este Artículo, incluso las que se hubieren generado con anterioridad a este ejercicio, presentarán ante la autoridad competente un programa de cumplimiento que deberá ser considerado para todos los efectos legales en vía de ejecución respecto de la resolución que se hubiese emitido, con la finalidad de cubrir las obligaciones contingentes o ineludibles hasta por un monto que no afecte las metas y programas propios o el cumplimiento de las atribuciones señaladas en el párrafo anterior, sin perjuicio de que el resto de la obligación deberá pagarse en los ejercicios fiscales subsecuentes conforme a dicho programa.

Los Poderes Legislativo y Judicial y los organismos públicos autónomos, en caso de ser necesario, establecerán una propuesta de cumplimiento de obligaciones contingentes o ineludibles, observando en lo conducente lo dispuesto en los párrafos segundo y tercero de este Artículo.

Artículo 20. En el ejercicio de sus presupuestos, las dependencias y entidades se sujetarán estrictamente a los calendarios de presupuesto autorizados a cada dependencia y entidad en los términos de las disposiciones aplicables, atendiendo los requerimientos de las dependencias y entidades.

Las dependencias y entidades remitirán a la Secretaría sus proyectos de calendarios a los cinco días hábiles siguientes a la publicación en el Diario Oficial de la Federación del presente Decreto. La Secretaría autorizará los calendarios tomando en consideración las necesidades institucionales y la oportunidad en la ejecución de los recursos para el mejor cumplimiento de los objetivos de los programas, dando prioridad a los programas sociales y de infraestructura.

Los calendarios de presupuesto deberán comunicarse por la Secretaría a las dependencias y entidades, así como publicarse en su página electrónica de Internet y en el Diario Oficial de la Federación dentro de los 10 días hábiles posteriores a la publicación del Presupuesto en el propio Diario Oficial de la Federación. A su vez, las unidades de administración de cada dependencia y entidad deberán comunicar los calendarios de presupuesto correspondientes a sus respectivas unidades responsables, así como publicarlos en el Diario Oficial de la Federación a más tardar 5 días hábiles después de recibir la comunicación por parte de la Secretaría.

Los calendarios a que se refiere el párrafo anterior deberán ser en términos mensuales.

La Secretaría deberá cumplir estrictamente los calendarios de presupuesto autorizados a las dependencias en los términos de las disposiciones aplicables e informará al respecto en los informes trimestrales, por dependencia o entidad.

La Secretaría reportará en los informes trimestrales a la Cámara de Diputados los saldos en líneas globales por dependencia o entidad, para evitar acumulación de saldos o subejercicios presupuestarios.

La Secretaría deberá de publicar en su página electrónica de Internet los calendarios autorizados y sus modificaciones de manera trimestral.

Los subejercicios de los presupuestos de las dependencias y entidades que resulten, deberán subsanarse en un plazo máximo de 90 días naturales. En caso contrario, la Secretaría deberá asignar dichos recursos a los programas de desarrollo social y rural, así como a los programas y proyectos de inversión en infraestructura, conforme a lo establecido en este Presupuesto. La Secretaría estará obligada a reportar al respecto en los informes trimestrales.

La Secretaría, tomando en cuenta los flujos reales de divisas y de moneda nacional, así como las variaciones que se produzcan por la diferencia en el tipo de cambio en el financiamiento de los programas y que provoquen situaciones contingentes o extraordinarias que incidan en el desarrollo de los mismos, determinará la procedencia de las adecuaciones presupuestarias necesarias a los calendarios de presupuesto en función de los compromisos reales de pago, los requerimientos, las disponibilidades presupuestarias y las alternativas de financiamiento que se presenten, procurando no afectar las metas de los programas sociales.

Artículo 21. Las ministraciones de recursos a las dependencias y, en su caso, a las entidades no coordinadas sectorialmente, serán efectuadas conforme al calendario de presupuesto autorizado de acuerdo con los programas y metas correspondientes. Las dependencias coordinadoras de sector efectuarán, a su vez, las ministraciones de recursos que, en los términos del Presupuesto, correspondan a sus entidades coordinadas.

El Ejecutivo Federal, por conducto de la Secretaría, podrá suspender las ministraciones de recursos a las dependencias y entidades y, en su caso, solicitar el reintegro de las mismas, cuando se presente alguno de los siguientes supuestos:

I. No envíen la información que les sea requerida en relación con el ejercicio de sus programas y presupuestos;

II. Cuando las entidades no cumplan con las metas de los programas aprobados o bien se detecten desviaciones en la ejecución o en la aplicación de los recursos correspondientes;

III. Las entidades no remitan la cuenta comprobada a más tardar el día 15 del mes siguiente al del ejercicio de dichos recursos, lo que motivará la inmediata suspensión de las subsecuentes ministraciones de recursos que por el mismo concepto se hubieren autorizado, así como el reintegro a la dependencia coordinadora de sector de los que se hayan suministrado;

IV. En el manejo de sus disponibilidades financieras no cumplan con las disposiciones aplicables;

V. No restituyan los recursos que correspondan a las medidas a que se refiere el Artículo 9, fracción III, de este Decreto;

VI. No informen, a través del Sistema Integral de Información a que se refiere el Artículo 73 de este Decreto, sobre las plazas que tengan vacantes, y

VII. En general, no ejerzan sus presupuestos de conformidad con lo previsto en este Decreto y en las demás disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría, en los términos de los Artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

En caso de que las dependencias y entidades no cumplan con las disposiciones de este Decreto, o con los acuerdos tomados en el seno de la Comisión Intersecretarial de Gasto Financiamiento, ésta podrá recomendar que la Secretaría suspenda la ministración de los recursos correspondientes al gasto operativo y de inversión de las mismas.

Artículo 22. Las dependencias y entidades, sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación y este Presupuesto en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del Artículo 1 de la Ley de Ingresos de la Federación o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

Los ingresos que se perciban en estas operaciones no se considerarán para efectos del cálculo de los ingresos en los términos del Artículo 25 de este Decreto.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas correspondan como máximo al 60 por ciento del monto total del adeudo, y las compensaciones se realicen mensualmente durante el presente ejercicio fiscal.

Artículo 23. Las dependencias y entidades que constituyan o incrementen el patrimonio de fideicomisos públicos no considerados entidad, o que celebren mandatos o contratos análogos, requerirán la autorización de la Secretaría, conforme a las disposiciones aplicables. Las entidades no apoyadas presupuestariamente que constituyan estos fideicomisos quedan exceptuadas de esta autorización y sólo deberán cumplir con el registro a que se refiere el siguiente párrafo, así como con los informes trimestrales.

Las dependencias y entidades que coordinen los fideicomisos a que se refiere el párrafo anterior deberán registrarlos ante la Secretaría y renovar su clave de registro, en los términos de las disposiciones aplicables. Asimismo, éstas deberán registrar las subcuentas a que se refiere la fracción I de este Artículo.

Las dependencias y entidades sólo podrán otorgar recursos públicos federales a fideicomisos, mandatos y contratos análogos a través de las partidas específicas que para tales fines prevé el Clasificador por Objeto del Gasto para la Administración Pública Federal, con autorización de sus titulares o en los términos de las respectivas reglas de operación tratándose de subsidios, siempre y cuando estén previstos en su presupuesto y se haya dado cumplimiento a lo dispuesto en este Artículo.

Los fideicomisos se sujetarán, en lo conducente, a lo dispuesto en la Ley Federal de las Entidades Paraestatales y su Reglamento.

Las dependencias y entidades podrán otorgar subsidios o donativos a los fideicomisos que constituyan las entidades federativas o los particulares que realicen actividades productivas o de fomento, siempre y cuando cumplan con lo que a continuación se señala y las disposiciones aplicables:

I. Los recursos se identificarán en una subcuenta específica y deberán reportarse en los informes trimestrales;

II. En el caso de fideicomisos constituidos por particulares, la suma de los recursos públicos federales otorgados no podrá representar en ningún momento más del 50 por ciento del saldo en el patrimonio neto de los mismos, y

III. Tratándose de fideicomisos constituidos por las entidades federativas, se requerirá la autorización del titular de la dependencia o entidad para otorgar recursos federales que representen más del 50 por ciento del saldo en el patrimonio neto de los mismos, informando de ello a la Secretaría y a la Función Pública.

En caso de que exista compromiso de la entidad federativa o de los particulares con el Gobierno Federal para otorgar sumas de recursos al patrimonio y aquellos incumplan con la aportación de dichos recursos, con las reglas de operación del fideicomiso o del programa correspondiente, el Gobierno Federal, por conducto de la dependencia o entidad que coordine la operación del fideicomiso, suspenderá las aportaciones subsecuentes.

Los subsidios y donativos serán fiscalizados en los términos de las disposiciones aplicables.

Los informes en materia de subsidios otorgados a través de fideicomisos y mandatos, que deban enviarse a la Secretaría, se remitirán a ésta en los términos de las disposiciones aplicables.

Los recursos fideicomitidos en los fondos mixtos a los que se refiere la Ley de Ciencia y Tecnología se destinarán hasta en un 80 por ciento a proyectos vinculados con la investigación aplicada al desarrollo tecnológico.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán incluir en los informes trimestrales los ingresos del periodo, incluyendo rendimientos financieros; egresos; destino y saldo de los fideicomisos en los que participen, informando de ello a la Auditoría Superior de la Federación. Dicha información deberá presentarse a más tardar 15 días naturales después de terminado el trimestre de que se trate.

La información que remitan los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades para la integración de los informes trimestrales será de acceso público en términos de lo dispuesto por la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, para tal efecto, deberán publicarla en sus respectivas páginas electrónicas de Internet desde su portal principal.

Los fideicomisos públicos que tengan como objeto principal financiar programas y proyectos de inversión deberán sujetarse a las disposiciones generales en materia de inversión que emita la Secretaría.

Las dependencias y entidades que coordinen fideicomisos públicos con la participación que corresponda al fiduciario, o que celebren mandatos o contratos análogos o con cargo a sus presupuestos se hayan aportado recursos a los mismos, serán las responsables de transparentar y rendir cuentas sobre el manejo de los recursos públicos otorgados, así como de proporcionar los informes que permitan su vigilancia y fiscalización. Asimismo, serán responsables de enviar oportunamente a la Secretaría la información correspondiente para la integración de los informes trimestrales y publicarla en su página electrónica de Internet.

Las dependencias y entidades, con la participación que corresponda al fiduciario, excepto en aquéllos constituidos por las entidades federativas o los particulares, a más tardar el último día hábil de junio de 2006 realizarán los actos necesarios para la extinción de los fideicomisos no considerados entidad a que se refiere este Artículo, de aquellos que estén bajo su coordinación, que hayan alcanzado sus fines, o en los que éstos sean imposibles de alcanzar, así como aquéllos que en el ejercicio fiscal anterior no hayan realizado acción alguna tendiente a alcanzar los fines para los que fueron constituidos, salvo que en este último caso se justifique su vigencia.

Las dependencias y entidades deberán incluir en los informes trimestrales el avance en materia de extinción de fideicomisos públicos o actos análogos a que se refiere este Artículo, incluyendo el monto de recursos concentrados en la Tesorería de la Federación, así como la relación de aquéllos que se hubieren extinguido o terminado. Asimismo incluirán el monto con el que se constituyan, ingresos, rendimientos financieros, egresos y disponibilidades.

Las contralorías internas de las dependencias y entidades que coordinen fideicomisos, evaluarán y verificarán los fideicomisos, e informarán lo conducente a la Secretaría y a la Función Pública.

Cuando en el contrato de los fideicomisos cuya extinción se promueva no esté previsto un destino distinto se deberán concentrar los remanentes de recursos públicos federales en la Tesorería de la Federación, por lo que la institución fiduciaria deberá efectuar dicha concentración, aún cuando la formalización de la extinción no haya concluido. Asimismo, tratándose de los fideicomisos constituidos por entidades, los remanentes se concentraran en sus respectivas tesorerías.

Se prohíbe la celebración de fideicomisos, mandatos o contratos análogos que tengan como propósito eludir la anualidad de este Presupuesto, en los términos de los Artículos 13 y 15 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

Los responsables de coordinar los fideicomisos con cargo a cuyo presupuesto se aportan los recursos en los términos establecidos en este Artículo, deberán informar a la Comisión de Presupuesto y Cuenta Pública, en forma trimestral, considerando lo siguiente:

a) El diagnóstico de la evaluación y verificación de la operación de los fideicomisos que realicen las contralorías internas de las dependencias y entidades que coordinen fideicomisos, y

b) El monto de los recursos públicos que se encuentren en los fideicomisos, señalando las dependencias y entidades que los coordinen, así como los señalados en la fracción II de este Artículo.

Artículo 23 BIS. Los ingresos a que se refieren los Artículos 254 Bis, 254 Ter y 257 de la Ley Federal de Derechos se sujetarán a lo siguiente:

I. Los ingresos que resulten del Derecho para el Fondo de Investigación Científica y Tecnológica en materia de energía, a que se refiere el Artículo 254 Bis de la Ley Federal de Derechos, se destinarán al Instituto Mexicano del Petróleo y se aplicarán exclusivamente para la investigación científica y desarrollo tecnológico requerido por las industrias petrolera, petroquímica y química, a través de un fideicomiso constituido para tal efecto, sujetándose a las reglas que establezca la Secretaría a más tardar el 15 de marzo;

II. Los ingresos que resulten del Derecho para la fiscalización petrolera, a que se refiere el Artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría Superior de la Federación, a través del ramo correspondiente y se aplicarán exclusivamente para fiscalizar los programas prioritarios y el Programa para la Fiscalización del Gasto Federalizado aprobados en este Decreto; la Secretaría hará entrega de anticipos a cargo de este Derecho a más tardar a los diez días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del Artículo 254 Ter de la Ley Federal de Derechos; la Auditoría Superior de la Federación informará a la Secretaría sobre su ejercicio, y

III. Los ingresos que resulten del Derecho extraordinario sobre la exportación de petróleo crudo, a que se refiere el Artículo 257 de la Ley Federal de Derechos, se destinarán en su totalidad a las Entidades Federativas para programas y proyectos de inversión en infraestructura y equipamiento, a través del Fondo de Estabilización de los Ingresos de las Entidades Federativas, cuya distribución se efectuará conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente.

Los recursos del Fondo serán administrados por el Banco Nacional de Obras y Servicios Públicos, S.N.C., en calidad de fiduciario del fideicomiso público sin estructura orgánica establecido para tal efecto, mismos que se aplicarán en el presente ejercicio fiscal, sujetándose de manera análoga a las reglas de operación y lineamientos establecidos para el Fideicomiso para la Infraestructura en los Estados. Dicho fideicomiso contará con un Comité Técnico conformado por tres representantes de las entidades federativas y tres representantes del Gobierno Federal; la Presidencia de dicho Comité corresponderá a uno de los representantes de las entidades federativas.

Artículo 24. El Ejecutivo Federal, por conducto de la Secretaría, transferirá a las Entidades Federativas para gasto en programas y proyectos de inversión en infraestructura y equipamiento, conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente, los rendimientos que se deriven del siguiente concepto: Los ingresos excedentes que resulten del aprovechamiento a que se refieren los Artículos 1, fracción VI, numeral 21, y 7 fracción VII de la Ley de Ingresos de la Federación, por concepto de rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios y los ingresos que resulten del Derecho extraordinario sobre la exportación de petróleo crudo a que se refiere el Artículo 257 de la Ley Federal de Derechos, que está obligado a pagar PEMEX Exploración y Producción, que se generen a partir de 36.5 dólares de los Estados Unidos de América.

Para los efectos de este Artículo, la Secretaría hará entregas de anticipos a cuenta de los ingresos a que se refiere el párrafo anterior, a más tardar a los 10 días hábiles posteriores al entero trimestral que a cuenta de los Derechos y el Aprovechamiento realice PEMEX Exploración y Producción, en los términos de los Artículos 7, fracción VII de la Ley de Ingresos de la Federación y 257 de la Ley Federal de Derechos.

Los anticipos correspondientes a cada uno de los trimestres serán por el equivalente al 100 por ciento del pago provisional que a cuenta de los referidos Aprovechamientos y Derechos se realicen.

El Ejecutivo Federal, por conducto de la Secretaría, establecerá convenios con las entidades federativas para definir los mecanismos que permitan ajustar las diferencias que, en su caso, resulten entre los anticipos trimestrales y las cantidades correspondientes al monto total contenido en la declaración anual relativa al Aprovechamiento sobre rendimientos excedentes y los Derechos a que hace referencia el Artículo 257 de la Ley Federal de Derechos.

Una vez presentada la declaración anual a que hace referencia el párrafo anterior, la Secretaría realizará los ajustes que correspondan por la diferencia que, en su caso, resulten entre los anticipos trimestrales enterados y el monto anual del Aprovechamiento y los Derechos.

Artículo 25. El Ejecutivo Federal, por conducto de la Secretaría, en los términos de las disposiciones aplicables, podrá autorizar a las dependencias y entidades para que realicen erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos para el presente ejercicio fiscal conforme a lo siguiente:

I. Las dependencias y las entidades incluidas en el Anexo 1.D. de este Decreto, podrán realizar erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos en el Artículo 1 de la Ley de Ingresos de la Federación. Los excedentes de los ingresos a que se refiere dicho Artículo, excepto los previstos en la fracción IX del mismo, se aplicarán de la manera siguiente:

a) Los excedentes que resulten de los ingresos propios y las aportaciones de seguridad social, a que se refieren respectivamente las fracciones VII y VIII del Artículo 1 de dicha Ley, se podrán destinar al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en lo que corresponda;

b) Los excedentes que resulten de los ingresos a que se refiere la fracción VII del Artículo 1 de dicha Ley, correspondientes a los ingresos propios de las entidades distintas a la señalada en el inciso anterior, se podrán destinar a aquellas entidades que los generen;

c) Los excedentes que resulten de los derechos a que se refiere la fracción III, numerales 1 y 2, del Artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades;

d) Los excedentes que resulten de los productos a que se refiere la fracción V del Artículo 1 de dicha Ley, distintos a los señalados en el inciso e) de la presente fracción, se podrán destinar a las dependencias y entidades;

e) Los excedentes que resulten de los productos a que se refiere la fracción V numeral 2 inciso C, subinciso b), del Artículo 1 de dicha Ley, por concepto de enajenación de bienes inmuebles, podrán destinarse al Fondo de Desincorporación de Entidades, a mejorar el balance económico del sector público o, en su caso, hasta en un 80 por ciento para gasto de inversión de las dependencias que tenían asignados dichos bienes. En el caso de las entidades incluidas en el Anexo 1.D. de este Decreto, dichos excedentes podrán destinarse para gasto de inversión.

Los excedentes que resulten de los productos por concepto de las enajenaciones de bienes inmuebles que realice el Instituto de Administración y Avalúos de Bienes Nacionales en los términos de la Ley General de Bienes Nacionales, podrán destinarse en su totalidad a cubrir los gastos de mantenimiento, obra pública y de administración en general, así como los pagos por concepto de contribuciones y demás erogaciones relacionadas con los bienes inmuebles a cargo de dicho Instituto;

f) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 2 y 24 inciso D del Artículo 1 de dicha Ley, provenientes de la recuperación de seguros de bienes adscritos a las dependencias o propiedad de las entidades incluidas en el Anexo 1.D. de este Decreto, y los donativos en dinero que éstas reciban, deberán destinarse a aquellas dependencias y entidades que les corresponda recibirlos;

g) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 4; 11; 15 inciso C; 19 incisos B y E; 22 y 24 inciso D, del Artículo 1 de dicha Ley, se podrán destinar a la atención de desastres naturales e inversión en infraestructura así como a las dependencias y entidades que los generen;

h) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 19, inciso D, del Artículo 1 de dicha Ley por concepto de desincorporación de entidades, se podrán destinar a gasto de inversión o al Fondo de Desincorporación de Entidades;

i) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 20 del Artículo 1 de dicha Ley, por concepto de enajenación de bienes decomisados en procesos penales federales serán destinados en los términos de los Artículos 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público y 182-R del Código Federal de Procedimientos Penales;

j) Los excedentes que generen las Secretarías de la Defensa Nacional y de Marina, así como la Presidencia de la República por lo que se refiere al Estado Mayor Presidencial, por concepto de los derechos, productos y aprovechamientos a que se refieren respectivamente las fracciones III, V y VI del Artículo 1 de dicha Ley, serán destinados a dichas dependencias;

k) Los excedentes que resulten del derecho sobre hidrocarburos para el Fondo de Estabilización, a que se refiere la fracción III, numeral 3, inciso B) del Artículo 1 de dicha Ley se destinarán al fondo de estabilización de los ingresos petroleros;

l) Los excedentes que resulten del derecho para el fondo de investigación científica y tecnológica en materia de energía, a que se refiere la fracción III, numeral 3 inciso D) del Artículo 1 de dicha Ley, se destinarán al Instituto Mexicano del Petróleo;

m) Los excedentes que resulten del derecho para la fiscalización petrolera, a que se refiere la fracción III, numeral 3, inciso E) del Artículo 1 de dicha Ley, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría;

n) La suma que resulte de los excedentes y faltantes de las fracciones I, II, III numeral 3, incisos A) y F), y IV, del Artículo 1 de la Ley de Ingresos de la Federación, así como los aprovechamientos a que se refiere la fracción VI de dicho Artículo, distintos de los previstos en los incisos f) a j) y ñ) del presente Artículo y del Artículo 24 de este Decreto, deberán destinarse en primer término a compensar: la atención de Desastres Naturales cuando el Fondo de Desastres Naturales resulte insuficiente; el incremento en el gasto no programable respecto del presupuestado, por concepto de participaciones; el costo financiero, derivado de modificaciones en la tasa de interés o del tipo de cambio; los adeudos del ejercicio fiscal anterior para cubrir, en su caso, la diferencia entre el monto aprobado en este Presupuesto y el límite del monto de endeudamiento autorizado como diferimiento de pago en la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2005.

En el caso de la Comisión Federal de Electricidad, las erogaciones adicionales necesarias para cubrir los incrementos en los precios de combustibles con respecto a las estimaciones aprobadas en la Ley de Ingresos y su propio presupuesto, procederán como ampliaciones automáticas con cargo a los ingresos excedentes a que se refiere este inciso. Dichas ampliaciones únicamente aplicarán para compensar aquel incremento en costos que no es posible repercutir en la correspondiente tarifa eléctrica.

El remanente de los ingresos excedentes a que se refiere el presente inciso se aplicará conforme lo señala el último párrafo de la presente fracción, en un 25 por ciento al Fondo de Estabilización de los Ingresos Petroleros; en un 25 por ciento para mejorar el balance económico del sector público y, en un 50 por ciento para gasto de inversión en Petróleos Mexicanos y sus organismos subsidiarios, y

ñ) En el caso de las contribuciones, los productos y los aprovechamientos que tengan un destino específico por disposición expresa de leyes de carácter fiscal, o conforme a éstas se cuente con autorización de la Secretaría para utilizarse en un fin específico, ésta deberá autorizar las ampliaciones a los presupuestos de las dependencias o entidades que los generen, hasta por el monto de los ingresos excedentes obtenidos que determinen dichas leyes o, en su caso, la Secretaría.

La Secretaría podrá autorizar las ampliaciones a los presupuestos de las dependencias y entidades a que se refiere la presente fracción, observando la clasificación de los ingresos excedentes a que se refiere el Artículo 20 de la Ley de Ingresos de la Federación, así como el procedimiento previsto en las disposiciones aplicables.

Sólo se podrán otorgar ampliaciones a los presupuestos por concepto de derechos a que se refiere el Artículo 1 fracción III numeral 3 de la Ley de Ingresos, cuando se obtengan ingresos adicionales a los previstos por dicho Artículo.

La aplicación de los excedentes de ingresos a que se refiere la presente fracción, con excepción del inciso n), se podrá realizar durante el ejercicio fiscal; en el caso del inciso n), la aplicación de los excedentes de ingresos se realizará una vez que éstos sean determinados en los términos de dicho inciso; las ampliaciones al gasto programable que conforme a este Artículo se autoricen, no se considerarán como regularizables y sólo se podrán autorizar por la Secretaría cuando no se deteriore la relación ingreso y gasto aprobada en este Presupuesto, y

II. La Secretaría, en los términos de las disposiciones aplicables, podrá autorizar las ampliaciones a los presupuestos de las entidades distintas a aquéllas incluidas en el Anexo 1.D. de este Decreto, que obtengan ingresos en exceso a los previstos en sus respectivos presupuestos aprobados.

Las ampliaciones líquidas a este Presupuesto se autorizarán en los términos de este Artículo. Petróleos Mexicanos se sujetará a lo establecido en la fracción I, inciso n) de este Artículo; así como a lo dispuesto en el Artículo 5 fracción II de este Decreto. Las operaciones compensadas a que se refiere el penúltimo párrafo del Artículo 22 de este Decreto no se sujetarán a lo previsto en el presente Artículo.

Artículo 26. Los órganos encargados de la administración de los Poderes Legislativo y Judicial, así como de los organismos públicos autónomos, podrán autorizar ampliaciones a sus respectivos presupuestos con cargo a los ingresos excedentes a que se refiere el Artículo 20, fracción IV, de la Ley de Ingresos de la Federación, registrando los ingresos que obtenga por cualquier concepto en el rubro correspondiente de dicha Ley.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, reportarán en los informes trimestrales los excedentes de ingresos obtenidos y remitirán a la Auditoría Superior de la Federación, a más tardar el 31 de agosto de 2006, el Informe de Avance de Gestión Financiera sobre los resultados físicos y financieros de los programas a su cargo, por el periodo comprendido entre 1 de enero y el 30 de junio de 2006.

Las sanciones económicas que aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2006, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados para ciencia y tecnología en el Ramo 38 Consejo Nacional de Ciencia y Tecnología, dentro de los 30 días naturales siguientes a la fecha en la que se efectúe el depósito ante la Tesorería.

Artículo 27. En caso de que durante el ejercicio disminuyan los ingresos a que se refiere el Artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal, por conducto de la Secretaría, podrá aplicar las siguientes normas de disciplina presupuestaria:

I. La disminución de los ingresos por derechos a los hidrocarburos a que se refiere el numeral 3 de la fracción III del Artículo 1 de la Ley de Ingresos de la Federación, se deberá compensar con los recursos del Fondo de Estabilización de los Ingresos Petroleros en los términos de sus reglas de operación. Cuando se llegue al límite de recursos establecido en dichas reglas, se procederá a realizar los ajustes a que se refiere la fracción II de este Artículo, y

II. La disminución de los ingresos previstos en el Artículo 1 de la Ley de Ingresos de la Federación, distintos a los ingresos por derechos a los hidrocarburos a que se refiere la fracción anterior, se compensará con la reducción de los montos aprobados en los presupuestos de las dependencias, entidades, fondos y programas, conforme a lo siguiente:

a) Los ajustes deberán realizarse en forma selectiva, en el siguiente orden:

i) El gasto en comunicación social;

ii) El gasto en servicios personales, prioritariamente los estímulos y la creación de plazas;

iii) Los ahorros y economías presupuestarios que se determinen con base en los calendarios de presupuesto autorizados de las dependencias y entidades a que se refiere el Anexo 1.B. y 1.D. de este Decreto;

iv) Los gastos de difusión, y

v) El gasto no vinculado directamente a la atención de la población.

En caso de que dichas reducciones no sean suficientes para compensar la disminución de ingresos a que se refiere este Artículo, podrán realizarse ajustes en otros conceptos de gasto, siempre y cuando se procure no afectar los programas sociales;

b) Los ajustes a los presupuestos de los órganos administrativos desconcentrados, no deberán ser mayores a los ajustes que en promedio se hayan realizado en las demás unidades administrativas de la dependencia respectiva;

c) En el caso de que la contingencia represente una reducción equivalente de hasta 15 mil millones de pesos, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, un informe que contenga el monto del ajuste al gasto programable y la composición de dicha reducción por dependencia y entidad, y

d) En el caso de que la contingencia sea de tal magnitud que represente una reducción equivalente a un monto superior a 15 mil millones de pesos, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, el monto de gasto programable a reducir, y una propuesta de composición de dicha reducción por dependencia y entidad.

La Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, en un plazo de 15 días hábiles a partir de la recepción de la propuesta, analizará la composición de és ta, con el fin de, en su caso, proponer modificaciones a la composición de la misma, en el marco de las disposiciones aplicables. El Ejecutivo Federal, tomando en consideración la opinión de la Cámara, resolverá lo conducente, informando de ello a la misma. En caso de que la Cámara no emita opinión dentro de dicho plazo, procederá el proyecto enviado por el Ejecutivo Federal.

Lo dispuesto en este Artículo no será aplicable a la disminución de ingresos que corresponda a recursos propios del presupuesto de Petróleos Mexicanos, entidad que se sujetará a lo establecido en la fracción I del Artículo 5 de este Decreto.

Los Poderes Legislativo y Judicial y los organismos públicos autónomos procurarán coadyuvar al cumplimiento de las normas de disciplina presupuestaria a que se refiere el presente Artículo, a través de ajustes a sus respectivos presupuestos, observando en lo conducente lo dispuesto en la fracción II.

Artículo 28. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán publicar en el Diario Oficial de la Federación, a más tardar el 15 de febrero, un reporte detallado de los recursos que se encuentran devengados y aquéllos no devengados al 31 de diciembre.

Artículo 29. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

El Ejecutivo Federal informará a la Cámara de los montos presupuestarios no devengados a que se refiere este Artículo, y su aplicación, al presentar la Cuenta Pública correspondiente al año 2006.

Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y las entidades apoyadas presupuestariamente, que por cualquier motivo al término del ejercicio fiscal conserven recursos previstos en este Presupuesto y, en su caso, los rendimientos obtenidos, deberán reintegrar el importe disponible a la Tesorería de la Federación dentro de los 15 días naturales siguientes al cierre del ejercicio.

El incumplimiento en el reintegro oportuno de los recursos presupuestarios en el plazo establecido en el párrafo anterior, generará, sin exceder los presupuestos autorizados correspondientes, la obligación de pagar cargas financieras por concepto de indemnización al Erario Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer el Banco de México dentro del periodo que dure el incumplimiento. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la Federación, se utilizará la tasa de interés que el Banco de México dé a conocer como sustituta de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse el reintegro y hasta el día en que el mismo se efectúe. El resultado obtenido se multiplicará por el importe no reintegrado oportunamente.

Asimismo, el incumplimiento en el reintegro oportuno de recursos en los plazos que establecen las disposiciones presupuestarias, generará a las dependencias y entidades apoyadas presupuestariamente la obligación de pagar cargas financieras por concepto de indemnización al Erario Federal en los términos previstos en este Artículo, sin exceder sus presupuestos autorizados.

Todo lo anterior, salvo que a juicio de la Tesorería de la Federación existan casos extraordinarios que imposibiliten el reintegro oportuno, situación que invariablemente deberá justificarse plenamente ante dicha Tesorería, contando siempre con la validación respectiva de la autoridad fiscalizadora correspondiente.

Queda prohibido realizar erogaciones al final del ejercicio con cargo a ahorros y economías del Presupuesto que tengan por objeto evitar la concentración de recursos a que se refiere este Artículo.

Artículo 30. A las dependencias y entidades les queda prohibido, durante el proceso electoral federal 2006, identificarse en ejercicio de sus funciones con los partidos políticos o candidatos, así como apoyarlos o combatirlos con recursos federales y, especialmente, influenciar la decisión de los electores a través de propaganda o acciones identificables con objetivos distintos del cumplimiento de su función. Para vigilar lo anterior:

I. La Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados del H. Congreso de la Unión solicitará información a las dependencias y entidades para efecto del monitoreo congresional permanente de las políticas públicas en el ejercicio del presupuesto;

II. La Comisión podrá integrar grupos de trabajo para dar seguimiento a la aplicación de programas sociales en ámbitos geográficos específicos, cuando la comisión tenga indicios de que los órganos gestores de los programas den uso distinto a los programas autorizados;

III. Las dependencias y entidades deberán informar mensualmente a la Cámara, a través de sus comisiones sectoriales y la de Presupuesto y Cuenta Pública, y con independencia de otras obligaciones análogas previstas en este Decreto, todo lo referente a donativos, destino y finalidad de Programas sociales y de subsidios, cancelación, modificación o selección de los mismos, lo relativo al Programa Oportunidades, cambios de partida, descuentos salariales así como a los programas y proyectos de inversión;

IV. Las dependencias y entidades entregarán a la Comisión, a mas tardar el 28 de febrero de 2006, el padrón de beneficiarios de los distintos programas y subsidios, calendarios de entrega, mecanismos y modalidades para la entrega específica de los beneficios derivados de los programas y subsidios;

V. Esta información deberá identificar a los beneficiarios por municipio o demarcación territorial en el caso del Distrito Federal, así como la fecha de afiliación o baja;

VI. A partir de febrero de 2006 las dependencias y entidades reportarán mensualmente a la Cámara la relación de incidencias en la entrega de los beneficios así como modificaciones en la operación de los programas y subsidios, y

VII. Las comisiones de la Cámara harán recomendaciones derivadas del análisis de la información recibida y denunciarán por la vía que corresponda cualquier anomalía o irregularidad.

CAPÍTULO II
De las Disposiciones de Racionalidad y Austeridad Presupuestaria

Artículo 31. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, en el ejercicio de sus respectivos presupuestos, deberán tomar medidas para racionalizar el gasto destinado a las actividades administrativas y de apoyo, sin afectar el cumplimiento de los objetivos y las metas aprobados en este Presupuesto. Entre otras medidas, deberán aplicar las siguientes:

I. En las dependencias y entidades no se otorgarán incrementos salariales a los servidores públicos de mandos medios y superiores, ni a los niveles homólogos;

II. Las contrataciones de asesorías, estudios e investigaciones deberán sujetarse a lo dispuesto en la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y las demás disposiciones aplicables;

III. Para realizar erogaciones por concepto de gastos de orden social, congresos, convenciones, exposiciones, seminarios, espectáculos culturales, simposios o cualquier otro tipo de foro o evento análogo, las unidades administrativas que realicen dichas erogaciones deberán integrar expedientes que incluyan, entre otros, los documentos con los que se acredite la contratación u organización requerida, la justificación del gasto, los beneficiarios, los objetivos y programas a los que se dará cumplimiento;

IV. Las comisiones de personal al extranjero deberá reducirse al número de integrantes estrictamente necesario para la atención de los asuntos de su competencia, así como deberán reducirse los gastos menores y de ceremonial;

V. Sólo podrán aportar cuotas a organismos internacionales, cuando las mismas se encuentren previstas en sus presupuestos autorizados y sean estrictamente indispensables;

VI. Los Poderes Legislativo y Judicial, los organismos públicos autónomos y las dependencias y entidades, deberán optimizar la utilización de los espacios físicos y establecer los convenios necesarios con la Función Pública a fin de utilizar los bienes nacionales disponibles en los términos de las disposiciones aplicables;

VII. Las dependencias y entidades elaborarán un estudio costo ybeneficio de sus representaciones, delegaciones o similares en las entidades federativas;

VIII. Las dependencias y entidades deberán procurar la sustitución de arrendamientos por la utilización de bienes inmuebles ociosos o subutilizados, a efecto de promover la eficiencia en la utilización de dichos bienes, respetando los términos de los respectivos contratos de arrendamiento y evitando costos adicionales. Lo anterior, en los términos de las disposiciones emitidas por la Función Pública.

Las dependencias y entidades podrán optar por el arrendamiento financiero de inmuebles exclusivamente cuando las erogaciones correspondientes representen como mínimo un ahorro del 20 por ciento, en comparación con los recursos que se utilicen para pagar el arrendamiento puro y los gastos asociados al mismo o que para ese efecto pudieran llegar a utilizarse;

IX. Las dependencias y entidades establecerán programas para fomentar el ahorro por concepto de energía eléctrica, combustibles, teléfonos, agua potable, materiales de impresión y fotocopiado, inventarios, así como otros conceptos de gasto corriente, mismos que deberán someter a la consideración de los titulares y órganos de gobierno, respectivamente;

X. Para la autorización de los gastos de representación y de erogaciones para el desempeño de comisiones oficiales, las dependencias y entidades observarán las disposiciones aplicables, y

XI. No podrán destinar recursos de este Presupuesto para actos o eventos de carácter social de inauguración de obras.

Los ahorros generados se destinarán a impulsar los programas y proyectos de inversión de las dependencias y entidades, en los términos de este Presupuesto.

Las dependencias y entidades deberán reportar en los informes trimestrales a la Secretaría y a la Función Pública sobre los ahorros generados como resultado de las medidas a que se refiere este Artículo, así como el destino de los mismos.

Artículo 32. Los Poderes Legislativo y Judicial, los entes públicos federales, las dependencias y las entidades, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hubieren agotado los tiempos asignados en los medios de difusión del sector público, así como los tiempos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal.

En ningún caso podrán utilizarse tiempos fiscales, tiempos oficiales o recursos presupuestarios con fines de promoción de la imagen institucional, incluyendo la del titular del Ejecutivo Federal.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, supervisará la administración y distribución de los tiempos fiscales otorgados por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo Federal, tiempos que se distribuirán en partes iguales a la Cámara y a la Cámara de Senadores; 10 por ciento al Poder Judicial Federal, y 20 por ciento a los entes públicos federales.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales en períodos fijos de 45 días naturales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este Artículo.

La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía, cada 45 días naturales, sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

Los programas de comunicación social y las erogaciones que conforme a estos programas realicen las dependencias y entidades, deberán ser autorizados por la Secretaría de Gobernación en el ámbito de su competencia, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este Artículo realicen las entidades deberán ser autorizadas de manera previa por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos de gasto al concepto de gasto correspondiente a comunicación social de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente o cuando se requiera para promover la venta de productos de las entidades para que éstas generen mayores ingresos. En ambos supuestos, se requerirá de previa autorización de la Secretaría de Gobernación y de la Secretaría, en el ámbito de sus respectivas competencias. La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía y a la Secretaría de la Función Pública, dentro de los 10 días naturales siguientes a la fecha en la que se emita la autorización, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara, a más tardar el 30 de enero de 2006, un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, dicho informe deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. La Cámara emitirá opinión fundada dentro de los 15 días naturales siguientes a la fecha de su recepción.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

a) Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas de las dependencias o entidades, así como a las actividades análogas que prevean las leyes aplicables;

b) No se podrán destinar recursos de comunicación social a programas que no estén considerados en este Presupuesto;

c) Las dependencias y entidades del Ejecutivo Federal no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad;

d) Las erogaciones realizadas en materia de comunicación social se acreditarán con órdenes de compra en las que se especifique la tarifa convenida, concepto, descripción del mensaje, destinatarios y pautas de difusión en medios electrónicos, así como la cobertura y circulación certificada del medio en cuestión, y

e) Se dará preferencia, en el marco de las disposiciones aplicables, a la difusión de programas y actividades que aumenten los ingresos de las dependencias y entidades, así como a los programas en materia de protección civil y de seguridad pública.

La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía y a la Secretaría de la Función Pública, en periodos fijos de 45 días naturales, sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente Artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad; empresas prestadoras de los servicios; tiempos contratados, fiscales y oficiales utilizados por cada dependencia y entidad; recursos comprometidos y obligaciones pendientes de pago, por dependencia y entidad.

En el Informe de Avance de la Gestión Financiera se deberá dar cuenta del ejercicio de estos recursos.

Las erogaciones a que se refiere este Artículo deberán reducirse en por lo menos un 10 por ciento a más tardar el último día hábil de marzo. Para realizar dichas reducciones las dependencias y entidades deberán proteger el gasto relacionado con mensajes cuyo objeto sea hacer del conocimiento de la población los beneficios de los programas aprobados en este Presupuesto, concentrando los ajustes a la baja en la difusión de carácter promocional y comercial. Los ajustes a que se refiere este párrafo deberán ser reportados a esta Cámara por la Secretaría de Gobernación en el segundo informe trimestral del presente ejercicio.

Artículo 33. Las dependencias y entidades sólo podrán otorgar donativos cuando cumplan con lo siguiente:

I. Deberán contar con recursos aprobados en sus presupuestos para dichos fines en la partida correspondiente del Clasificador por Objeto del Gasto. Las dependencias y entidades podrán incrementar la asignación original aprobada para dichos fines en sus respectivos presupuestos en situaciones que así se requieran y éstos deberán ser autorizados por el órgano de gobierno a propuesta del titular de la dependencia o entidad, observando los procedimientos establecidos por la Ley;

II. El otorgamiento del donativo deberá ser autorizado en forma indelegable por el titular de la dependencia o entidad y, en este último caso, adicionalmente por el órgano de gobierno. En todos los casos, los donativos serán considerados como otorgados por la Federación;

III. Deberán solicitar a los donatarios que además de ser asociaciones no lucrativas demuestren estar al corriente en sus respectivas obligaciones fiscales y que sus principales ingresos no provienen del Presupuesto, salvo los casos que permitan expresamente las leyes;

IV. Deberán incluir en los informes trimestrales, las erogaciones con cargo a la partida correspondiente, el nombre o razón social y los montos entregados a los beneficiarios, así como los fines específicos para los cuales fueron otorgados los donativos, y

V. Las dependencias y entidades deberán verificar que los donatarios no estén integrados en algún otro padrón de beneficiarios de programas a cargo del Gobierno Federal y que en ningún caso estén vinculados a asociaciones religiosas o a partidos y agrupaciones políticas nacionales, salvo los casos que permitan las leyes. Las dependencias y entidades deberán, además, adoptar como criterio general la equidad en su distribución territorial y el objeto social del donatario.

En ningún caso, las dependencias y entidades podrán otorgar recursos a organizaciones que por irregularidades en su funcionamiento estén sujetas a procesos legales.

Las dependencias y entidades que reciban donativos deberán destinarlos a los fines específicos para los que les fueron otorgados; asimismo, deberán registrar los donativos en sus respectivos presupuestos previamente a su ejecución, de acuerdo con las disposiciones aplicables. Tratándose de las entidades, además se sujetarán a lo determinado por su órgano de gobierno.

Artículo 34. El Ejecutivo Federal, por conducto de la Secretaría, podrá determinar reducciones, diferimientos o cancelaciones de programas y conceptos de gasto de las dependencias y entidades, cuando ello represente la posibilidad de obtener ahorros en función de la productividad y eficiencia de las mismas, cuando dejen de cumplir sus propósitos, o en el caso de situaciones supervenientes. En todo momento, se procurará respetar el presupuesto destinado a los programas destinados al gasto social y de inversión física, y se reportará en los informes trimestrales cuando las variaciones superen 15 mil millones de pesos de los respectivos presupuestos, anexando la estructura programática modificada.

CAPITULO III
De los Servicios Personales

Artículo 35. Las dependencias y entidades se sujetarán a las siguientes disposiciones para ejercer los recursos previstos en sus presupuestos para servicios personales:

I. El gasto en servicios personales, comprende la totalidad de los recursos para cubrir:

a) Las percepciones ordinarias y extraordinarias que se cubren a favor de los servidores públicos a su servicio, incluyendo funcionarios públicos; personal militar; personal docente; personal de las ramas médica, paramédica y grupos afines; policías, controladores aéreos, investigadores y otras categorías; personal de enlace; así como personal operativo de base y confianza;

b) Las aportaciones de seguridad social;

c) Las primas de los seguros que se contratan en favor de los servidores públicos y demás asignaciones autorizadas por la Secretaría en los términos de este Decreto, y

d) Las obligaciones fiscales que, en su caso, generen los pagos a que se refieren los incisos anteriores, conforme a las disposiciones aplicables.

Las dependencias y entidades deberán apegarse a lo dispuesto en el presente Capítulo y a las demás disposiciones aplicables, para el ejercicio de las previsiones a que se refiere el Artículo 36 de este Decreto, así como de las erogaciones que por concepto de servicios personales realicen con cargo a los Capítulos de gasto 4000 Subsidios y Transferencias y 6000 Obras Públicas del Clasificador por Objeto del Gasto para la Administración Pública Federal.

Será responsabilidad de la Secretaría de Educación Pública el ejercicio de los recursos de los capítulos de servicios personales, correspondientes a los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, la cual deberá sujetarse a las disposiciones de este Decreto y a las que emitan la Secretaría y la Función Pública en el ámbito de sus respectivas competencias.

El Ejecutivo Federal, por conducto de la Función Pública, a más tardar el 15 de febrero de 2006 enviará a la Comisión de Presupuesto y Cuenta Pública los términos de referencia y alcance del informe detallado de la composición de plazas autorizadas al 1 de enero de 2006 que se cubren con cargo a este Presupuesto. Dicho informe será presentado el día 30 de mayo de 2006 conforme a lo siguiente:

a) Total de plazas por ramo y entidad y el presupuesto asignado, diferenciando al sector central del paraestatal y dentro de éste a las entidades señaladas en el Anexo 1.D. de este Decreto;

b) Total de plazas que se cubren con transferencias federales y el presupuesto asignado;

c) Total de plazas que corresponden a las áreas sustantivas y a las áreas administrativas y de apoyo, y el presupuesto asignado;

d) Total de plazas del personal operativo de base y de confianza por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado, y

e) Total de plazas del personal de mandos medios y superiores por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado.

El informe detallado de la composición de las plazas autorizadas al 1 de enero de 2006 que la Secretaría enviará a la Comisión de Presupuesto y Cuenta Pública, también deberá publicarse en su página electrónica de Internet, y

II. Al realizar el ejercicio y pago por concepto de servicios personales, deberán sujetarse a lo siguiente:

a) A su presupuesto autorizado y a la política de servicios personales que establezca el Ejecutivo Federal. En el caso de las entidades, adicionalmente a lo dispuesto por sus órganos de gobierno;

b) A los tabuladores de percepciones ordinarias en los términos del Artículo 40 de este Decreto y las demás disposiciones aplicables;

c) A la estructura ocupacional registrada y dictaminada por la Secretaría y autorizada por la Función Pública;

d) En materia de incrementos en las percepciones, a las previsiones salariales y económicas a que se refiere el Artículo 36 de este Decreto, aprobadas específicamente para este propósito por la Cámara, y a la política de servicios personales que establezca el Ejecutivo Federal;

e) En lo que les corresponda, a lo dispuesto en las leyes laborales y las leyes que prevean el establecimiento de servicios profesionales de carrera, así como observar las demás disposiciones aplicables;

f) En materia de percepciones extraordinarias, a las disposiciones aplicables y a las autorizaciones correspondientes;

g) Las adecuaciones presupuestarias al gasto en servicios personales deberán realizarse conforme a lo dispuesto en este Decreto y en las demás disposiciones aplicables;

h) Los movimientos que realicen a sus estructuras orgánicas, ocupacionales y salariales, deberán realizarse conforme a las disposiciones aplicables y mediante movimientos compensados, los que en ningún caso incrementarán el presupuesto regularizable para servicios personales del ejercicio fiscal inmediato siguiente, salvo en los casos previstos por este Decreto, conforme a los recursos aprobados específicamente para tal efecto en el Presupuesto y a lo dispuesto en el Artículo 36 de este Decreto;

i) Abstenerse de contraer obligaciones en materia de servicios personales que impliquen compromisos en subsecuentes ejercicios fiscales;

j) Abstenerse de contratar trabajadores eventuales, salvo que tales contrataciones se encuentren previstas en el presupuesto destinado a servicios personales;

k) Dentro de los procesos de descentralización y reasignación de recursos que impliquen la transferencia de recursos humanos a las entidades federativas, no podrán crear nuevas plazas o categorías, por lo que los traspasos se realizarán con las plazas ya existentes y los recursos asignados a sus unidades responsables y programas, observando en lo que corresponda las disposiciones en materia del Servicio Profesional de Carrera en la Administración Pública Federal. Una vez que se transfieran las plazas, éstas se regirán en los términos en que se acordó su reasignación, sin que les sea aplicable lo dispuesto en este Capítulo para las plazas federales;

l) En los traspasos de recursos humanos que se realicen en la Administración Pública Federal derivado de las disposiciones aplicables, no podrá incrementarse la nómina global;

m) A las disposiciones aplicables en materia de promociones de categoría;

n) Queda prohibido a las áreas de recursos humanos de las entidades, determinar o contraer compromisos laborales de cualquier naturaleza que impliquen erogaciones presentes o futuras con cargo al presupuesto, sin contar con la previa autorización presupuestaria a cargo de las áreas de finanzas o sus equivalentes, observando los respectivos estatutos orgánicos y demás disposiciones generales que rigen su gobierno, organización, administración y funcionamiento, y

ñ) Los consejeros y comisarios de la banca de desarrollo que tengan el carácter de servidores públicos, no podrán recibir remuneración adicional alguna por el desempeño de sus funciones en la institución de que se trate.

La Secretaría deberá establecer un monto máximo de remuneración por sesión para cada consejero o comisario independiente; dentro de este rango, los montos para cada consejero o comisario deberán ser aprobados por el órgano de gobierno correspondiente. En ningún caso los consejeros y comisarios independientes podrán recibir estímulos, incentivos, recompensas o remuneración adicionales, como resultado del desempeño de sus funciones en las sesiones, o en las actividades que deriven de éstas.

Artículo 36. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, incluyendo aquéllas de carácter laboral, contingente y de fin de año que se adopten, y que al efecto autorice la Secretaría durante el presente ejercicio, comprendiendo los siguientes conceptos de gasto:

I. Los incrementos a las percepciones, conforme:

a) A la estructura ocupacional autorizada;

b) Al Registro Común de Plantillas de Personal en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

c) A la plantilla de personal tratándose del Fondo de Aportaciones para los Servicios de Salud, y

d) A las plantillas de personal tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal;

II. La creación de plazas, en su caso, y

III. Otras medidas de carácter económico, laboral y contingente.

Las previsiones salariales y económicas a que se refiere este Artículo se distribuyen en el Anexo 12 de este Decreto.

Las previsiones para el incremento a las percepciones, a que se refiere el Anexo 12 de este Decreto, incluyen la totalidad de los recursos para categorías y personal operativo de confianza y sindicalizado, así como personal de enlace, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 12 de este Decreto, incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el Artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades en los informes trimestrales reportarán el impacto de los incrementos salariales en el presupuesto regularizable y, en su caso, las entidades adicionalmente el impacto en el déficit actuarial de pensiones.

Artículo 37. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos del presupuesto de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Las secretarías de la Defensa Nacional y de Marina, podrán realizar traspasos de otros capítulos de gasto al capítulo de servicios personales y viceversa, excepto para la creación de plazas permanentes;

II. Las dependencias distintas a las señaladas en la fracción anterior, así como las entidades apoyadas presupuestariamente, sólo podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en los siguientes casos:

a) Cuando se trate de medidas temporales, no recurrentes, que no afecten el presupuesto regularizable de servicios personales, destinadas para cubrir el cumplimiento de laudos y demás medidas contingentes y laborales; así como para la supervisión de los programas sujetos a reglas de operación señalados en el Artículo 54 de este Decreto, y

b) Cuando derivado de reformas a la legislación fiscal o de resoluciones definitivas de carácter judicial, sea necesario pagar montos adicionales por concepto de contribuciones;

III. Las dependencias distintas a las señaladas en la fracción I, así como las entidades apoyadas presupuestariamente, podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión;

IV. No podrán realizar traspasos del presupuesto de servicios personales a otros ramos, salvo cuando se trate de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas;

b) Reubicación de plazas y sus recursos asociados, por modificaciones en la estructura orgánica y ocupacional de la Administración Pública Federal, conforme a las disposiciones aplicables, y

c) Reubicación de plazas federalizadas y recursos, que soliciten las entidades federativas por conducto de la Secretaría de Educación Pública o de la Secretaría de Salud;

V. No podrán realizar traspasos dentro del presupuesto de servicios personales que afecten el presupuesto regularizable, salvo los que correspondan a modificaciones en las estructuras orgánicas, ocupacionales y salariales, autorizadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, y

VI. Los recursos contenidos en el presupuesto de servicios personales no se podrán ampliar, salvo con cargo a los recursos previstos en el Programa Salarial del Ramo General 23 Provisiones Salariales y Económicas de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, así como en los casos expresamente previstos en el presente Capítulo.

Artículo 38. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos de las medidas salariales y económicas a que se refiere el Artículo 36 de este Decreto, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Con excepción de las secretarías de la Defensa Nacional y de Marina, los montos determinados para cada una de las medidas salariales y económicas no podrán destinarse para sufragar los fines previstos en las otras, salvo cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del Artículo 36 de este Decreto;

II. Con excepción de las secretarías de la Defensa Nacional y de Marina, no podrán traspasar recursos de otros capítulos de gasto para sufragar las medidas salariales y económicas a que se refieren las fracciones I, II y III del Artículo 36 de este Decreto;

III. Las previsiones salariales y económicas a que se refiere el Artículo 36 de este Decreto no podrán ser traspasadas a otros ramos, con excepción de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas, conforme a lo dispuesto en el Artículo 9, fracción IV, de este Decreto, y

b) Traspasos de los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, para cubrir las medidas salariales y económicas de los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, y

IV. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado podrá traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, exclusivamente para sufragar la creación de plazas de rama médica, paramédica y grupos afines.

Artículo 39. Las entidades no apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos en materia de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y de sus órganos de gobierno:

I. No podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, salvo en los siguientes casos:

a) Cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del Artículo 36 de este Decreto;

b) Cuando la Comisión Federal de Electricidad realice traspasos para sufragar la creación de plazas, siempre que para ello disponga de recursos propios para cubrir dicha medida; las plazas se destinen para la generación de nuevos ingresos, y se generen recursos suficientes para cubrir dichas plazas durante la vigencia del proyecto o programa que se trate;

c) Petróleos Mexicanos se sujetará a lo establecido en el Artículo 5 fracción IV, inciso f), de este Decreto, y

d) Cuando derivado de reformas a la legislación fiscal, sea necesario pagar montos adicionales por concepto de contribuciones, y

II. Podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión.

Artículo 40. La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias y con sujeción a este Presupuesto, emitirán un manual que regule las percepciones y prestaciones para los servidores públicos señalados en el Anexo 13 de este Decreto, incluyendo el tabulador de percepciones ordinarias y la actualización de los límites de percepción neta mensual conforme a las disposiciones fiscales. Dicho manual deberá publicarse en el Diario Oficial de la Federación a más tardar el último día hábil de abril de 2006.

Los límites de percepción ordinaria neta mensual autorizados para los servidores públicos de mando y personal de enlace de las dependencias y entidades, se detallan en el Anexo 13 de este Decreto.

Los montos presentados en el Anexo 13 de este Decreto, no consideran incrementos salariales para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal. En el caso de las entidades, las prestaciones económicas que perciben sus servidores públicos de mando, se incluyen dentro de la percepción ordinaria neta mensual.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse un pago por riesgo de hasta 30 por ciento sobre la percepción ordinaria bruta mensual, en los términos de las disposiciones que para tal efecto emita la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario.

Las dependencias y entidades podrán modificar las percepciones de los puestos conforme a las disposiciones que emita la Función Pública, sujetándose a los límites máximos establecidos en el Anexo 13 del presente Decreto, previo dictamen presupuestario de la Secretaría.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables como excepción a lo previsto en el párrafo octavo de este Artículo, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

En caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado para el rango en el cual se están ubicando.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B. de este Decreto, incluye los recursos para cubrir las percepciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este Artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial.

El Ejecutivo Federal informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los servidores públicos de mando; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

Artículo 41. Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los servidores públicos de mando y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios para que los servidores públicos de mando y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones adicionales que, en su caso, se acuerden en el presente ejercicio para el personal de base, con excepción de las de seguridad social y protección al salario.

Asimismo, deberán verificar que las modificaciones relativas a prestaciones que se realicen en el presente ejercicio fiscal, respeten los derechos adquiridos que, por disposición expresa, gocen los servidores públicos de mando y personal de enlace.

Para el caso de los servidores públicos de mando y personal de enlace de nuevo ingreso, sólo les serán aplicables las prestaciones que se encuentren registradas y autorizadas para los respectivos niveles, ante la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias.

Artículo 42. El Ejecutivo Federal, por conducto de la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones, requisitos y condiciones a que se sujetará el otorgamiento de un estímulo anual por cumplimiento de metas institucionales, a los servidores públicos de mando contemplados en la Ley del Servicio Profesional de Carrera en la Administración Pública Federal, del grupo jerárquico a que se refiere el Anexo 13 de este Decreto, en aquellos casos que, conforme a la Ley de Premios, Estímulos y Recompensas Civiles, estén excluidos del sistema general de estímulos y recompensas.

En tanto la Función Pública no emita dichas disposiciones, ninguna dependencia o entidad podrá otorgar estímulo alguno. Tratándose de las entidades, además se sujetarán a los acuerdos de sus respectivos órganos de gobierno.

Dicho estímulo sólo podrá ser otorgado a los servidores públicos de mando y personal de enlace que cuenten con nombramiento y ocupen una plaza presupuestaria. El estímulo consistirá en el pago a que se haga acreedor el servidor público de mando o de enlace que cumpla con lo dispuesto en las disposiciones a que se refiere el párrafo primero del presente Artículo.

En términos de lo dispuesto por la Ley de Premios, Estímulos y Recompensas Civiles, la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones que regulen el sistema de evaluación de desempeño del personal operativo, así como los estímulos y recompensas que, en su caso, apliquen.

Artículo 43. Las percepciones extraordinarias a que se refiere el Artículo 42 de este Decreto, no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta.

Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación.

Las percepciones extraordinarias a que se refiere el párrafo primero del Artículo anterior, sólo podrán cubrirse con cargo a los recursos de los respectivos presupuestos de servicios personales de las dependencias y entidades.

No podrá efectuarse pago alguno con cargo a este Presupuesto por concepto de terminación de encargo, finiquito, liquidación o cualquier otro similar, salvo los casos previstos en la ley, en este Decreto y los derivados de sentencias dictadas por tribunales competentes, así como los convenios que, en su caso, se suscriban en los términos de la legislación laboral.

Artículo 44. Las dependencias y entidades podrán celebrar contratos de prestación de servicios profesionales por honorarios con personas físicas con cargo al capítulo de servicios personales, únicamente cuando se reúnan los siguientes requisitos:

I. Los recursos destinados a celebrar tales contratos deberán estar expresamente previstos para tal efecto en sus respectivos presupuestos aprobados de servicios personales. No podrá incrementarse la asignación original, salvo en el caso de contrataciones para la supervisión de los programas sujetos a reglas de operación, conforme a lo previsto en la fracción IV de este Artículo y al Artículo 37 fracción II, inciso a) de este Decreto;

II. La vigencia de los contratos no podrá exceder del 31 de diciembre de 2006;

III. La persona que se contrate no deberá realizar actividades o funciones equivalentes a las que desempeñe el personal de plaza presupuestaria, salvo en el caso previsto en el párrafo siguiente.

Cuando por las necesidades temporales de la dependencia o entidad sea indispensable realizar contrataciones para desempeñar actividades o funciones equivalentes a las del personal de plaza presupuestaria, se requerirán las autorizaciones de la Secretaría y la Función Pública, previo dictamen técnico y funcional de la misma manera que se requiere para la creación de plazas de estructura, y

IV. El monto mensual bruto que se pacte por concepto de honorarios, no podrá rebasar los límites autorizados por la Secretaría, quedando bajo la estricta responsabilidad de las dependencias y entidades que la retribución que se fije en el contrato guarde estricta congruencia con las actividades encomendadas al prestador del servicio. En el caso de supervisión de los programas sujetos a reglas de operación, el pago mensual de honorarios no podrá rebasar, como máximo, el correspondiente al grupo jerárquico de Jefe de Departamento previsto en el Anexo 13 de este Decreto.

Tratándose de las entidades, además se apegarán a los acuerdos de sus respectivos órganos de gobierno, los que deberán observar y cumplir las disposiciones aplicables.

En todos los casos, los contratos por honorarios deberán reducirse al mínimo indispensable.

En el caso de proyectos financiados con crédito externo, los contratos de prestación de servicios profesionales por honorarios que se celebren, se ajustarán a lo establecido en el presente Artículo, salvo que las condiciones de contratación del crédito establezcan disposiciones diferentes.

La Función Pública emitirá las disposiciones y el modelo de contrato correspondiente para las contrataciones por honorarios a que se refiere este Artículo. Las dependencias y entidades deberán publicar en su respectiva página electrónica de Internet, la lista de los contratos celebrados, la cual deberá actualizarse dentro de los 5 primeros días hábiles de cada mes.

Artículo 45. Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, podrán otorgar estímulos, incentivos o reconocimientos, o ejercer gastos equivalentes a los mismos, de acuerdo con las disposiciones que para estos efectos emitan las autoridades competentes, en los mismos términos del Artículo 42 de este Decreto.

Asimismo, deberán publicar en el Diario Oficial de la Federación a más tardar el 28 de febrero, el manual que regule las percepciones y prestaciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones a que se refieren los párrafos primero y segundo de este Artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y organismos públicos autónomos, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán incluir en sus respectivos proyectos de presupuesto para el siguiente ejercicio fiscal, la información a que se refiere el párrafo tercero de este Artículo.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, serán responsables de proporcionar a la Auditoría Superior de la Federación la información a que se refiere este Artículo.

CAPÍTULO IV
De las Adquisiciones y Obras Públicas

Artículo 46. Para los efectos de los Artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 14 de este Decreto.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado.

Será obligación de las dependencias y entidades publicar la información relativa a las adquisiciones y obras públicas que realicen, en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

CAPÍTULO V
De la Inversión Pública

Artículo 47. Las dependencias y entidades podrán ejercer los montos para programas y proyectos de inversión autorizados en este Presupuesto, cuando en los términos de las disposiciones emitidas por la Secretaría, se haya cumplido con la obligación de presentar el análisis costo y beneficio de los mismos en el que se muestre que son susceptibles de generar beneficios netos para la sociedad, y se encuentren registrados en la cartera de programas y proyectos de inversión que integra la Secretaría.

Los proyectos que se emprendan deberán reflejarse en un incremento en la cobertura de los servicios o de los ingresos públicos, o en un mejor cumplimiento de las funciones públicas. Las dependencias y entidades mantendrán actualizada la información referente a los programas y proyectos de inversión que se integran en la cartera a que se refiere el párrafo anterior. La cartera se hará pública en la página electrónica de Internet de la Secretaría, de conformidad con las disposiciones en materia de transparencia y acceso a la información pública.

Para el caso de los proyectos de inversión señalados en el Tomo VI las dependencias y entidades ejecutoras de dichos proyectos solicitarán su registro en la cartera de programas y proyectos de inversión, conforme a las disposiciones aplicables, a más tardar el 28 de febrero de 2006. La Secretaría informará a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados respecto de los proyectos incluidos en la cartera de inversión o, en su defecto, de las causas que motivaron su exclusión a más tardar el 15 de marzo de 2006.

En los informes trimestrales se dará cuenta a la Cámara sobre la ejecución de los mismos. La Secretaría mantendrá actualizada la cartera de programas y proyectos de inversión del sector público y serán públicos en la página electrónica de Internet, en los términos de la normatividad aplicable.

Las dependencias y entidades podrán destinar, en los términos de este Decreto y de las demás disposiciones aplicables, los recursos provenientes tanto de ahorros presupuestarios y subejercicios, como de ingresos excedentes en los términos, respectivamente, de los Artículos 20 y 25 de este Decreto, a programas y proyectos de inversión que cuenten con el análisis costo y beneficio correspondiente y se encuentren registrados en la cartera de programas y proyectos de inversión.

Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, serán responsables de:

I. Identificar el gasto de capital y el gasto asociado a éste, así como el impacto en el costo de operación y mantenimiento del uso de estos activos, en programas y proyectos de inversión que contribuyan al cumplimiento de los objetivos, metas e indicadores de desempeño de los mismos de acuerdo al presupuesto autorizado;

II. Promover una mayor capacitación de los funcionarios públicos en materia de evaluación social y económica de los programas y proyectos de inversión;

III. Que los programas y proyectos de inversión que realicen, comprendidos en los Tomos IV y VI de este Presupuesto, generen beneficios netos para la sociedad y cuenten con la autorización de inversión correspondiente, en los términos de las disposiciones aplicables;

IV. Otorgar prioridad a la realización de los programas y proyectos de inversión que generen mayores beneficios netos;

V. Observar las disposiciones emitidas por la Secretaría en materia de programas y proyectos de inversión;

VI. Asegurar las mejores condiciones en cuanto a precio, calidad, financiamiento, oportunidad y demás circunstancias pertinentes en los contratos que se celebren, considerando lo previsto en los tratados internacionales en la materia y demás disposiciones aplicables;

VII. Estimular la coinversión y promover la participación de los sectores social y privado y de los distintos órdenes de gobierno en los programas y proyectos de inversión que impulsa el sector público;

VIII. Realizar las inversiones financieras cuando sean estrictamente necesarias, con la autorización de la Secretaría, y orientarlas a los programas sectoriales de mediano plazo, y

IX. Reportar a la Secretaría sobre el desarrollo de los programas y proyectos de inversión, incluyendo la comparación de los costos y beneficios considerados en el último análisis presentado a la Secretaría para actualizar la cartera de programas y proyectos de inversión, con aquellos costos y beneficios efectivamente observados; los avances físicos y financieros, y la evolución de los compromisos en el caso de los proyectos a que se refiere el Artículo 50 de este Decreto.

La Secretaría deberá difundir conforme a lo establecido en el párrafo primero del Artículo 75 de este Decreto, los análisis costo y beneficio de los programas y proyectos de inversión autorizados, salvo aquella información que la propia dependencia o entidad interesada haya señalado como de carácter reservado en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Artículo 48. Los programas y proyectos de inversión que se señalan en este Artículo deberán contar con el dictamen favorable sobre el análisis de factibilidad técnica, económica y ambiental y, en su caso, sobre el proyecto ejecutivo de obra pública. Antes de iniciar alguno de los procedimientos de contratación previstos en las disposiciones aplicables, las dependencias y entidades deberán obtener y enviar el dictamen en los términos que establezca la Secretaría, para:

I. Los nuevos proyectos de infraestructura productiva de largo plazo;

II. Los nuevos programas y proyectos de inversión presupuestaria en infraestructura de hidrocarburos, eléctrica y de transporte, incluyendo carreteras, cuyo monto total de inversión sea mayor a 100 millones de pesos y, en el caso de infraestructura hidráulica, mayor a 50 millones de pesos, y

III. Las adiciones que representen un incremento mayor a 25 por ciento, en términos reales, del monto total de inversión registrado conforme al último análisis costo y beneficio presentado para actualizar la cartera de programas y proyectos de inversión, tanto de los proyectos de infraestructura productiva de largo plazo, como de inversión presupuestaria cuyo monto total y tipo de infraestructura correspondan a lo señalado en la fracción II de este Artículo.

Los honorarios del dictaminador deberán cubrirse por las propias dependencias y entidades con cargo a sus respectivos presupuestos o, en su caso, en los términos que establezca la Secretaría.

La Secretaría integrará la relación de los programas y proyectos de inversión a que se refiere este Artículo que hayan sido dictaminados, incluyendo el sentido del dictamen y el responsable de su elaboración de acuerdo con la información remitida por las dependencias y entidades, e incorporará esta relación en los informes trimestrales.

Artículo 49. Sólo podrán ser autorizados como proyectos de infraestructura productiva de largo plazo en los términos establecidos en los Artículos 18, párrafo tercero, de la Ley General de Deuda Pública; 30 párrafo segundo, de la Ley de Presupuesto, Contabilidad y Gasto Público Federal; 17 fracción VIII, 21, 38-A, 38-B y 108-A de su Reglamento, y en las disposiciones emitidas por la Secretaría, los compromisos que asuman las entidades incluidas en el Anexo 1.D. de este Decreto, para adquirir en propiedad bienes de infraestructura productivos construidos por el sector privado y financiados por el mismo o por terceros.

La adquisición de los bienes productivos a que se refiere el párrafo anterior, únicamente podrá autorizarse por las siguientes causas:

I. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión directa, por ser el objeto principal de un contrato, o

II. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión condicionada, por tener la obligación de adquirirlos, habiéndose derivado esta obligación del incumplimiento por parte de la entidad o por causas de fuerza mayor, ambas previstas expresamente en un contrato cuyo objeto principal no sea dicha adquisición, sino el suministro de algún bien o servicio a la entidad.

Las entidades no podrán celebrar contratos en la modalidad de proyectos de infraestructura productiva de largo plazo, si no se pacta de forma específica la inversión correspondiente y, en su caso, los términos y condiciones de los cargos financieros que se causen.

Las entidades únicamente podrán realizar pagos, a partir de que reciban a su satisfacción los bienes y servicios materia del contrato, y éstos se encuentren en condiciones de generar los ingresos que permitan cumplir con las obligaciones pactadas.

Los pagos que las entidades deban efectuar por causas de incumplimiento contractual, diferentes a las establecidas en la fracción II de este Artículo, no podrán tener el tratamiento de proyecto de infraestructura productiva de largo plazo, y deberán ser cubiertos con cargo a sus respectivos presupuestos.

Los ingresos que genere cada proyecto de infraestructura productiva de largo plazo, durante la vigencia de su financiamiento, sólo podrán destinarse al pago de las obligaciones fiscales atribuibles al propio proyecto, las de inversión física y costo financiero del mismo, así como de todos sus gastos de operación y mantenimiento y demás gastos asociados, de conformidad con lo dispuesto en los Artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los remanentes serán destinados a programas y proyectos de inversión de las propias entidades, distintos a proyectos de infraestructura productiva de largo plazo o al gasto asociado de éstos. Las entidades deberán informar a la Secretaría sobre el origen, monto y destino de los remanentes a que se refiere este párrafo, en los términos de las disposiciones aplicables. En el Tomo IV de este Presupuesto se especifican a nivel de flujo los ingresos y las erogaciones para cubrir las obligaciones de cada proyecto.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán identificar dentro de la contabilidad de cada proyecto los ingresos asociados, así como todos los egresos atribuibles al mismo, es decir, obligaciones fiscales, inversión física y costo financiero, gastos de operación y mantenimiento, y demás gastos asociados.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán llevar registros presupuestarios y contables con el objeto de identificar los montos equivalentes a los ingresos netos disponibles antes de cubrir las obligaciones fiscales y una vez cubiertas las erogaciones necesarias para obtenerlos. Los ingresos netos deberán ser medidos en términos de los flujos de efectivo que genere cada proyecto hasta el finiquito del contrato respectivo por el pago total.

Para efectos de los informes trimestrales, las dependencias y entidades deberán enviar a la Secretaría el informe sobre el avance físico y financiero, así como la evolución de compromisos y los flujos de ingresos y gastos de cada proyecto de infraestructura productiva de largo plazo que tengan autorizado en este Presupuesto.

Para los proyectos de infraestructura productiva de largo plazo a iniciar mediante alguno de los procedimientos de contratación previstos en las disposiciones aplicables, se procurará que los compromisos futuros que éstos originen, acumulados a aquéllos de los proyectos que ya hubieran iniciado algún procedimiento de contratación, o que ya estuvieran operando, sean acordes con las posibilidades agregadas de gasto y de financiamiento del sector público federal.

Se deberá remitir la información a la Comisión de Presupuesto y Cuenta Pública y de Energía de la Cámara de los proyectos de infraestructura productiva de largo plazo, que incluya:

i) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos;

ii) Los costos de los proyectos y las amortizaciones derivadas de los mismos, y

iii) Un análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal y las entidades con respecto a los proyectos de que se trate.

El Ejecutivo Federal informará en la Cuenta Pública, de manera clara y precisa sobre la evolución de estos proyectos, de conformidad con las disposiciones aplicables.

Artículo 50. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 15.A. del Decreto, correspondientes a la Comisión Federal de Electricidad y a Petróleos Mexicanos.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 15.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo IV de este Presupuesto.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 15.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 15.D. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Los proyectos de infraestructura productiva de largo plazo de inversión condicionada, tendrán el tratamiento de proyectos de infraestructura productiva de largo plazo de inversión directa, sólo en el caso de que surja la obligación de adquirir los bienes en los términos del contrato respectivo. En caso de que surja la obligación de adquirir dichos bienes en el presente ejercicio fiscal, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 15.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 15.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo IV de este Presupuesto y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este Artículo se detallan en el Tomo IV de este Presupuesto.

En el informe de finanzas públicas del cuarto trimestre se deberá detallar los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información además se deberá publicar en la página electrónica de Internet de la entidad responsable.

CAPÍTULO VI
De los Subsidios y Transferencias

Artículo 51. El Ejecutivo Federal, por conducto de la Secretaría, autorizará la ministración de los subsidios y transferencias que con cargo a los presupuestos de las dependencias y entidades se prevén en este Decreto.

Los titulares de las dependencias y entidades con cargo a cuyos presupuestos se autorice la ministración de subsidios y transferencias serán responsables, en el ámbito de sus competencias, de que éstos se otorguen y ejerzan conforme a lo establecido en este Decreto y en las demás disposiciones aplicables.

Las dependencias y entidades deberán prever en las reglas de operación a que se refiere el Artículo 54 de este Decreto o en los instrumentos jurídicos a través de los cuales se canalicen subsidios, la obligación de reintegrar a la Tesorería de la Federación los recursos que no se destinen a los fines autorizados y aquéllos que al cierre del ejercicio no se hayan devengado, en los términos previstos en el Artículo 29 de este Decreto. Lo anterior, sin perjuicio de las adecuaciones presupuestarias que se realicen durante el ejercicio para un mejor cumplimiento de los objetivos de los programas, en los términos del Artículo 18 de este Decreto.

Los subsidios cuyos beneficiarios sean los gobiernos de las entidades federativas y, en su caso, de los municipios, se considerarán devengados a partir de la entrega de los recursos a dichos órdenes de gobierno.

Los subsidios cuyos beneficiarios sean personas físicas o, en su caso, personas morales distintas a entidades federativas y municipios, se considerarán devengados desde el momento en el que sean identificados dichos beneficiarios, siempre y cuando se identifiquen antes del 31 de diciembre y con independencia de la fecha en la que dichos recursos se pongan a disposición para el cobro correspondiente, a través de los mecanismos previstos en sus reglas de operación y en las demás disposiciones aplicables.

Asimismo, las dependencias o la Secretaría podrán suspender las ministraciones de recursos a los órganos administrativos desconcentrados o a las entidades, cuando éstos no remitan, en un plazo de 35 días hábiles, la información solicitada en los términos requeridos, en materia de subsidios, transferencias y programas a que se refiere el Artículo 54 de este Decreto. Las dependencias que suspendan la ministración de recursos deberán informar al respecto a la Secretaría, a más tardar el día hábil siguiente en que tomen dicha medida.

Artículo 52. Los subsidios deberán sujetarse a los criterios de objetividad, equidad, transparencia, publicidad, selectividad, oportunidad y temporalidad, para lo cual las dependencias y entidades que los otorguen deberán:

I. Identificar con precisión a la población objetivo, tanto por grupo específico como por región del país, entidad federativa y municipio y, en el caso, de los productores rurales su elegibilidad se establecerá en función del tipo y tamaño de la tenencia de la tierra;

II. En su caso, prever montos máximos por beneficiario y por porcentaje del costo total del proyecto.

En los programas de beneficio directo a individuos o grupos sociales, los montos y porcentajes se establecerán con base en criterios redistributivos que deberán privilegiar a la población de menores ingresos y procurar la equidad entre regiones y entidades federativas, sin demérito de la eficiencia en el logro de los objetivos.

Lo dispuesto en esta fracción sólo será aplicable para los subsidios que correspondan al gasto programable, a fideicomisos y los que provengan de recursos propios de entidades;

III. Procurar que el mecanismo de distribución, operación y administración otorgue acceso equitativo y transparente a todos los grupos sociales y géneros;

IV. Garantizar que los recursos se canalicen exclusivamente a la población objetivo y asegurar que el mecanismo de distribución, operación y administración facilite la obtención de información y la evaluación de los beneficios económicos y sociales de su asignación y aplicación; así como evitar que se destinen recursos a una administración costosa y excesiva;

V. Incorporar mecanismos periódicos de seguimiento, supervisión y evaluación que permitan ajustar las modalidades de su operación o decidir sobre su terminación;

VI. En su caso, buscar fuentes alternativas de ingresos para lograr una mayor autosuficiencia y una disminución o terminación de los apoyos con cargo a recursos presupuestarios;

VII. Asegurar la coordinación de acciones entre dependencias y entidades, para evitar duplicación en el ejercicio de los recursos y reducir gastos administrativos;

VIII. Garantizar la oportunidad y temporalidad en su otorgamiento.

Las dependencias y entidades que otorguen subsidios deberán remitir a la Secretaría, a más tardar el último día hábil de junio, un análisis sobre las acciones que se llevarán a cabo para eliminar la necesidad de su posterior otorgamiento;

IX. Procurar que sea el medio más eficaz y eficiente para alcanzar los objetivos y metas que se pretenden;

X. Propiciar la protección del medio ambiente y el uso racional de los recursos naturales;

XI. Informar en los términos del Artículo 73 de este Decreto, incluyendo el importe de los recursos;

XII. En todos los casos se deberá prever el otorgamiento de plazos razonables para la inscripción de los candidatos a recibir los subsidios cuando ésta se requiera, mismo que en ningún caso será menor a 22 días hábiles, a partir de la apertura oficial del programa, y

XIII. Promover la utilización de las entidades de ahorro y crédito popular para fortalecer la eficiencia y la transparencia en el otorgamiento de subsidios.

Las transferencias destinadas a cubrir el déficit de operación y los gastos de administración asociados con el otorgamiento de subsidios de las entidades, serán otorgadas de forma excepcional y temporal, siempre que se justifique ante la Secretaría su beneficio económico y social. Estas transferencias se sujetarán a lo establecido en las fracciones V, VI y VIII a XI de este Artículo.

Artículo 53. Las dependencias y entidades deberán informar a la Secretaría previamente a la realización de cualquier modificación en el alcance o modalidades de sus programas, políticas de precios, adquisiciones, arrendamientos, garantías de compra o de venta, cambios en la población objetivo, o cualquier otra acción que implique variaciones en los subsidios y las transferencias presupuestadas, o en los resultados de su balance primario. Cuando dichas modificaciones impliquen una adecuación presupuestaria o una modificación en los alcances de los programas, se requerirá autorización de la Secretaría, sujetándose en su caso a lo establecido en el Artículo 25 de este Decreto en materia de ampliaciones líquidas.

Para evitar la duplicación en el ejercicio de los recursos a que se refiere la fracción VII del Artículo 52 de este Decreto, se efectuarán las adecuaciones presupuestarias que correspondan en los términos de las disposiciones aplicables.

(Continúa en la Segunda Sección)

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

DECRETO de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2006.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV, DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2006

Artículo Único: Se expide el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2006, para quedar como sigue:

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones Generales

Artículo 1. El ejercicio, control y la evaluación del gasto público federal para el año 2006, se realizará conforme a lo establecido en la Ley de Presupuesto, Contabilidad y Gasto Público Federal, en las disposiciones de este Decreto y las demás aplicables en la materia.

Los responsables de la administración en los Poderes Legislativo y Judicial, los titulares de los organismos públicos autónomos y de las dependencias, así como los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades serán responsables de la administración por resultados. Para tal efecto, deberán cumplir con oportunidad y eficiencia las metas y objetivos previstos en sus respectivos programas.

Los sujetos obligados a cumplir las disposiciones del presente Decreto deberán observar que la administración de los recursos públicos federales se realice con base en criterios de legalidad, honestidad, eficiencia, eficacia, economía, racionalidad, austeridad, transparencia, control y rendición de cuentas.

La Presidencia de la República se sujetará a las mismas disposiciones que rigen a las dependencias. Asimismo, la Procuraduría General de la República y los tribunales administrativos se sujetarán a las disposiciones aplicables a las dependencias, en lo que no se contraponga a sus leyes específicas.

Las atribuciones en materia presupuestaria de los servidores públicos de las dependencias, se entenderán conferidas a los servidores públicos equivalentes de la Presidencia de la República, la Procuraduría General de la República y los tribunales administrativos.

La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá fiscalizar el ejercicio del gasto público federal.

Para el eficaz cumplimiento de este Decreto, los Poderes Ejecutivo, Legislativo y Judicial de la Federación, en coordinación con sus equivalentes en las entidades federativas, colaborarán entre sí para asegurar las mejores condiciones de probidad y veracidad en el intercambio de información presupuestaria, contable y de gasto público federal.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, se sujetarán a las disposiciones de este Decreto en lo que no se contraponga a los ordenamientos legales que los rigen.

El incumplimiento por parte de los servidores públicos a que se refiere el Artículo 108 de la Constitución Política de los Estados Unidos Mexicanos, a las obligaciones que les impone el presente Decreto, será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y demás disposiciones aplicables, incluyendo aquéllas en materia de indemnizaciones por daños y perjuicios al Erario Público.

La interpretación del presente Decreto, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública en el ámbito de sus respectivas atribuciones.

Los titulares de las dependencias y de sus órganos administrativos desconcentrados, los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, así como los servidores públicos de las dependencias y entidades facultados para ejercer recursos públicos, en el ámbito de sus respectivas competencias, serán responsables de que se cumplan las disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría y la Función Pública.

En el caso de los Poderes Legislativo y Judicial y de los organismos públicos autónomos, sus respectivas unidades de administración podrán establecer las disposiciones generales correspondientes.

Las disposiciones generales a que se refiere el párrafo anterior deberán publicarse en el Diario Oficial de la Federación.

Artículo 2. Para efectos del presente Decreto se entenderá por:

I. Adecuaciones presupuestarias: Los traspasos de recursos y movimientos que se realizan durante el ejercicio fiscal a las estructuras funcional-programática, administrativa, económica, a los calendarios de presupuesto, así como a las ampliaciones y reducciones liquidas al mismo, siempre que permitan un mejor cumplimiento de los objetivos de los programas aprobados en este Presupuesto;

II. Ahorro presupuestario: Los remanentes de recursos del presupuesto modificado una vez que se hayan cumplido las metas establecidas;

III. Auditoría: La Auditoría Superior de la Federación;

IV. Balance financiero: La diferencia entre los ingresos y el gasto neto total, incluyendo el costo financiero de la deuda pública del Gobierno Federal y de las entidades a que se refiere el Anexo 1.D. de este Decreto;

V. Balance primario: La diferencia entre los ingresos y el gasto neto total, excluyendo de este último el costo financiero de la deuda pública del Gobierno Federal y de las entidades a que se refiere el Anexo 1.D. de este Decreto;

VI. Cámara: La Cámara de Diputados del H. Congreso de la Unión;

VII. Comunicación Social: Difusión e información de mensajes y actividades, y gastos en publicidad de entidades que generen un ingreso para el Estado;

VIII. Cuenta Pública: La Cuenta de la Hacienda Pública Federal;

IX. Dependencias: Las Secretarías de Estado incluyendo a sus respectivos órganos administrativos desconcentrados, y a la Consejería Jurídica del Ejecutivo Federal, conforme a lo dispuesto en la Ley Orgánica de la Administración Pública Federal. Asimismo, aquellos ejecutores de gasto a quienes se les otorga un tratamiento equivalente;

X. Dependencias coordinadoras de sector: Las dependencias que designe el Ejecutivo Federal en los términos de la Ley Orgánica de la Administración Pública Federal, para orientar y coordinar la planeación, programación, presupuestación, ejercicio y evaluación del gasto de las entidades que queden ubicadas en el sector bajo su coordinación;

XI. Disciplina presupuestaria: La directriz política de gasto que obliga a los Poderes Legislativo y Judicial, organismos públicos autónomos y las dependencias y entidades, a ejercer los recursos en los montos, y plazos, autorizados en el presupuesto, con pleno apego a la normatividad emitida a efecto de evitar desvíos, ampliaciones de gasto no programados, dispendio de recursos o conductas ilícitas en el manejo de los recursos públicos;

XII. Eficacia en la aplicación de los recursos públicos: Lograr en el ejercicio presupuestario el cumplimiento de los objetivos y metas con base en indicadores, en los términos de las disposiciones aplicables;

XIII. Eficiencia en el ejercicio del gasto público: Al ejercicio del presupuesto en tiempo y forma, en los términos del presente Decreto y el calendario que apruebe la Secretaría;

XIV. Entidades: Los organismos descentralizados; las empresas de participación estatal mayoritaria, incluyendo a las sociedades nacionales de crédito, instituciones nacionales de seguros, instituciones nacionales de fianzas y las organizaciones auxiliares nacionales de crédito. Así como los fideicomisos públicos en los que el fideicomitente sea la Secretaría o alguna entidad de las señaladas en esta fracción, que de conformidad con las disposiciones aplicables que sean considerados entidades paraestatales;

XV. Entidades apoyadas presupuestariamente: Las entidades a que se refiere la fracción anterior. que reciben transferencias y subsidios con cargo al Presupuesto;

XVI. Entidades coordinadas: Las entidades que el Ejecutivo Federal agrupe en los sectores coordinados por las dependencias, en los términos de la Ley Orgánica de la Administración Pública Federal;

XVII. Entidades federativas: Los estados de la Federación y el Distrito Federal;

XVIII. Entidades no apoyadas presupuestariamente: Las entidades a que se refiere la fracción XIV de este Artículo, que no reciben transferencias ni subsidios con cargo al Presupuesto;

XIX. Entidades no coordinadas: Las entidades que no se encuentren agrupadas en los sectores coordinados por las dependencias;

XX. Estructura ocupacional: El conjunto de puestos con actividades definidas, delimitadas y concretas que permiten el cumplimiento de una función, registrados y dictaminados por la Secretaría mediante el inventario y la plantilla de plazas, y autorizados por la Función Pública, en los términos de las disposiciones aplicables;

XXI. Estructura organizacional: La relación jerarquizada de puestos dentro de cada dependencia y entidad, autorizada por la Función Pública en los términos de las disposiciones aplicables, que identifique al sistema de la organización y establece la interrelación y coordinación de dichos puestos;

XXII. Flujo de efectivo: El registro de las entradas y salidas de recursos efectivos en un ejercicio fiscal;

XXIII. Función Pública: La Secretaría de la Función Pública;

XXIV. Gasto de inversión física: Son aquellas erogaciones destinadas a mantener e incrementar la capacidad productiva del sector público o el cumplimiento de las funciones públicas, a través de la adquisición, construcción o modificación de activos fijos; incluye la ejecución y contratación de obra pública; la conservación y el mantenimiento de activos fijos que mantengan e incrementen la capacidad productiva del sector público, y que se refleje de forma directa en una mayor prestación de bienes y servicios a la población y al cumplimiento de metas;

XXV. Gasto neto total: La totalidad de las erogaciones aprobadas en este Presupuesto, correspondientes al Gobierno Federal y a las entidades a que se refiere el Anexo 1.D. de este Decreto, con cargo a los ingresos previstos en la Ley de Ingresos de la Federación;

XXVI. Gasto no programable: Las erogaciones que el Gobierno Federal realiza para dar cumplimiento a obligaciones que corresponden a los ramos generales 24 Deuda Pública, 28 Participaciones a Entidades Federativas y Municipios, 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero, 30 Adeudos de Ejercicios Fiscales Anteriores, y 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca; así como las erogaciones correspondientes al costo financiero de las entidades incluidas en el Anexo 1.D. de este Decreto;

XXVII. Gasto programable: Las erogaciones que se realizan en cumplimiento de funciones correspondientes a los ramos autónomos; a los ramos administrativos; a los ramos generales 19 Aportaciones a Seguridad Social, 23 Provisiones Salariales y Económicas, y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos; a las erogaciones que los gobiernos de las entidades federativas y de los municipios realizan, correspondientes a los ramos generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas; así como aquéllas que efectúan las entidades incluidas en el Anexo 1.D. de este Decreto, sin incluir el costo financiero de éstas;

XXVIII. Informes trimestrales: Los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública que el Ejecutivo Federal presenta trimestralmente al H. Congreso de la Unión;

XXIX. Ingresos excedentes: Los recursos que durante el ejercicio fiscal se obtienen en exceso de los aprobados en la Ley de Ingresos o, en su caso, respecto de los ingresos de las entidades de control indirecto;

XXX. Organismos públicos autónomos: Las personas de derecho público de carácter federal con autonomía en el ejercicio de sus funciones y en su administración, creadas por disposición expresa de la Constitución Política de los Estados Unidos Mexicanos;

XXXI. Percepciones extraordinarias: Los estímulos, reconocimientos, recompensas, incentivos y pagos equivalentes a los mismos, que se otorgan de manera excepcional a los servidores públicos, condicionados al cumplimiento de compromisos de resultados sujetos a evaluación; así como el pago de horas extraordinarias de trabajo y demás asignaciones de carácter excepcional autorizadas en los términos de la legislación laboral y de este Decreto;

XXXII. Percepciones ordinarias: Las remuneraciones que recibe un servidor público de manera regular como contraprestación por el desempeño de sus labores cotidianas, en función de los tabuladores y obligaciones contractuales autorizados, que se integran como parte del costo directo de las plazas incorporadas en las estructuras ocupacional y organizacional;

XXXIII. Presupuesto regularizable de servicios personales: Las asignaciones de las plazas contenidas en la estructura ocupacional, incluyendo tanto su costo directo, el cual considera las percepciones ordinarias brutas, y las obligaciones de seguridad social y fiscales, a cargo del patrón; así como su costo indirecto, compuesto por aquellas asignaciones que están sujetas a una condición establecida en las disposiciones de carácter laboral o administrativo. Estas asignaciones representan el importe del presupuesto anual de las plazas, incluyendo aquéllas no asociadas directamente a una plaza. El presupuesto regularizable se incrementa, en su caso, por las previsiones de las medidas salariales y económicas aprobadas para el ejercicio fiscal correspondiente;

XXXIV. Presupuesto: Al contenido en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, incluyendo sus 20 Anexos; así como los Tomos II.A. Ramos Autónomos; II.B. Ramos Generales; III. Ramos Administrativos; IV. Entidades de Control Presupuestario Directo; V. Entidades de Control Presupuestario Indirecto; VI. Programas y Proyectos de Inversión, y VII. Presentación Funcional Programática del Gasto Programable;

XXXV. Programas y proyectos de inversión: Las acciones que implican erogaciones de gasto de capital destinadas tanto a obra pública en infraestructura como a la adquisición y modificación de inmuebles, adquisiciones de bienes muebles asociadas a estos programas, y rehabilitaciones que impliquen un aumento en la capacidad o vida útil de los activos de infraestructura e inmuebles, y mantenimiento;

XXXVI. Ramos administrativos: Los ramos por medio de los cuales se asignan recursos en este Presupuesto a las dependencias; a la Presidencia de la República; a la Procuraduría General de la República; a los tribunales administrativos, y al Consejo Nacional de Ciencia y Tecnología;

XXXVII. Ramos autónomos: Los ramos por medio de los cuales se asignan recursos en este Presupuesto a los Poderes Legislativo y Judicial, así como a los organismos públicos autónomos;

XXXVIII. Ramos generales: Los ramos cuya asignación de recursos se prevé en este Presupuesto, que no corresponden al gasto directo de las dependencias, aunque su ejercicio está a cargo de éstas;

XXXIX. Reglas de operación: Las disposiciones a las cuales se sujetan los programas federales, previstos en el Anexo 16, con el objeto de otorgar transparencia y asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos;

XL. Secretaría: La Secretaría de Hacienda y Crédito Público;

XLI. Secretaría de Agricultura: La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación;

XLII. Subejercicio de gasto: Las disponibilidades presupuestarias que resultan, con base en el calendario de presupuesto, sin cumplir las metas contenidas en los programas o sin contar con el compromiso formal de su ejecución;

XLIII. Subsidios: Las asignaciones de recursos federales previstas en este Decreto que, a través de las dependencias y entidades, se otorgan a los diferentes sectores de la sociedad o a las entidades federativas para fomentar el desarrollo de actividades prioritarias de interés general como son, entre otras, proporcionar a los usuarios o consumidores los bienes y servicios a precios y tarifas por debajo de los de mercado. Asimismo, a los recursos federales que el Gobierno Federal otorga a los diferentes sectores de la sociedad y a los gobiernos de las entidades federativas y de los municipios, como apoyos económicos sean de carácter recuperable o no;

XLIV. Transferencias: Las asignaciones previstas en los presupuestos de las dependencias destinadas a las entidades bajo su coordinación sectorial y a sus órganos administrativos desconcentrados, así como, en el caso de la Secretaría, las asignaciones para las entidades no coordinadas sectorialmente, para sufragar los gastos de operación y de capital, entre otros: remuneraciones al personal; construcción y/o conservación de obras; adquisición de todo tipo de bienes; contratación de servicios, así como las transferencias para cubrir el déficit de operación y los gastos de administración asociados al otorgamiento de subsidios, con la finalidad de mantener los niveles de los bienes y servicios que prestan de acuerdo con las actividades que tienen encomendadas por ley. Incluye las transferencias para el apoyo de programas de las entidades vinculados con operaciones de inversión financiera o para el pago de intereses, comisiones y gastos, derivados de créditos contratados en moneda nacional o extranjera, y

XLV. Tribunales administrativos: el Tribunal Federal de Justicia Fiscal y Administrativa, los Tribunales Agrarios, y los demás órganos creados con tal carácter en las leyes federales.

CAPÍTULO II
De las Erogaciones

Artículo 3. El gasto neto total previsto en el presente Presupuesto, importa la cantidad de $2,000,072,400,000.00 y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto.

Para el presente ejercicio fiscal, se establece como meta el equilibrio público presupuestario. El Ejecutivo Federal podrá no sujetarse a lo anterior como consecuencia de una emergencia de carácter nacional, tal como un desastre natural, informando de ello a la Cámara, sujeto al monto de endeudamiento neto aprobado en la Ley de Ingresos de la Federación. El Ejecutivo Federal procurará que los ahorros, economías e ingresos excedentes que se generen durante el ejercicio fiscal sean destinados a mejorar la meta establecida, conforme a las disposiciones de este Decreto.

En su caso, la meta establecida en el párrafo anterior podrá modificarse para cubrir las erogaciones de los programas aprobados, siempre y cuando sea necesario como consecuencia de la aplicación de las medidas a que se refiere el Artículo 9, fracción III, de este Decreto y dicha modificación sea posteriormente disminuida con los ahorros que generen las mismas.

Los recursos de este Presupuesto para atender a la población indígena se señalan en el Anexo 2 de este Decreto, en los términos del apartado B del Artículo 2 de la Constitución Política de los Estados Unidos Mexicanos.

Los recursos de este Presupuesto para el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 3 de este Decreto, conforme a lo previsto en el Artículo 69 de la Ley de Desarrollo Rural Sustentable.

El monto total de los recursos de este Presupuesto previstos para el Programa Especial de Ciencia y Tecnología, conforme a lo previsto en el Artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 4 de este Decreto.

Los recursos de este Presupuesto para programas regionales se señalan en el Anexo 5 de este Decreto.

Las erogaciones correspondientes a la Secretaría de Seguridad Pública, incluyen los recursos federales que serán destinados a la cuota alimentaria por internos del fuero federal en custodia de los gobiernos de las entidades federativas, por un monto de $713,596,100.00, que incluye un monto de $267,596,100.00 de recursos adicionales.

Del gasto total asignado a la Secretaría de Seguridad Pública, contemplado en el presupuesto autorizado para el presente ejercicio fiscal, se incluyen recursos adicionales por un importe de $232,403,900.00, destinados a programas y acciones especiales de Seguridad Pública en zonas fronterizas y otras entidades impactadas por la incidencia delictiva bajo la figura de la reasignación presupuestal en términos de lo establecido por el Artículo 14 y demás aplicables del presente Decreto.

Las erogaciones de este Presupuesto incluyen los recursos para el Instituto Federal de Acceso a la Información Pública, conforme a lo previsto en el Anexo 6 de este Decreto. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados a las dependencias o a otras entidades y, para efectos de este Decreto, dicho Instituto se considerará que opera con recursos propios y recibirá un tratamiento presupuestario equivalente al de una entidad no apoyada presupuestariamente.

El control presupuestario de los ramos generales a que se refiere el Anexo 1.C. de este Decreto estará a cargo de la Secretaria. El ejercicio de dichos ramos se encomienda a ésta, con excepción del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, el cual corresponde a la Secretaría de Educación Pública.

Del gasto total asignado a la Procuraduría General de la República en el Anexo 1.B., se incluye un monto de 18 millones de pesos destinado a la creación de las Unidades Mixtas de Atención al Narcomenudeo en el D.F.

Artículo 4. Para la ministración de recursos a los que se refiere el Ramo 12 del Tomo III de este Presupuesto, relativo al Sistema de Protección Social en Salud, la Secretaría verificará que las variables que utilice la Secretaría de Salud para establecer los criterios compensatorios de los recursos federales a que se refiere el párrafo tercero de la fracción II del Artículo 77 bis 13 de la Ley General de Salud, se ajusten a lo siguiente:

I. Que cuente con la suficiente inversión federal en infraestructura física para atender con eficiencia, calidad y oportunidad las altas en el sistema en la proporción que corresponda al crecimiento del padrón de beneficiarios incorporados al sistema, y

II. Que hubieren cumplido con la obligación de informar con oportunidad y objetividad en los términos del Artículo 69 de este Decreto y las demás disposiciones aplicables.

CAPÍTULO III
De las Entidades sujetas a Control Presupuestario Directo

Artículo 5. Petróleos Mexicanos, en el ejercicio de su presupuesto consolidado se sujetará a las metas de balance de operación, primario y financiero, establecidas en el Tomo IV de este Presupuesto.

I. A efecto de que Petróleos Mexicanos mantenga estas metas y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, en cuanto a:

a) El precio internacional para la mezcla de petróleo de exportación; Petróleos Mexicanos compensará en el siguiente orden:

i) La pérdida hasta por la cantidad de $10,000,000,000.00; en un 50 por ciento con ajustes a su gasto y en un 50 por ciento con la reducción a sus metas de balance de operación, primario y financiero, en los términos que se detalla en el Tomo IV de este Presupuesto, y

ii) El resto de la pérdida con ajustes al gasto de su presupuesto;

b) El volumen de producción de petróleo; Petróleos Mexicanos lo compensará con ajustes al gasto de su presupuesto preferentemente gasto corriente;

c) El tipo de cambio del peso respecto del dólar de los Estados Unidos de América; Petróleos Mexicanos reducirá las metas de balance de operación, primario y financiero en la proporción del efecto neto que resulte de la pérdida cambiaria y de los ahorros en importaciones;

d) La importación de mercancía para reventa, incluyendo el costo de maquila, asciende a $91,218,900,000.00. La cantidad que exceda de este monto no se considerará para evaluar el cumplimiento de las metas de balance de operación, primario y financiero, y

e) En caso de que durante el ejercicio fiscal, se presenten retrasos en la cobranza por ventas de combustibles realizadas a empresas públicas del sector eléctrico, dicho retraso no se considerará para evaluar las metas de balance de operación, primario y financiero.

La disminución de los ingresos netos previstos en el presupuesto consolidado de Petróleos Mexicanos, por condiciones distintas a las previstas en los incisos a), b) y c) de esta fracción, se compensará por Petróleos Mexicanos con ajustes a su gasto. En caso de que dichas condiciones sean ajenas a la operación de la entidad, la Secretaría determinará el mecanismo para evaluar las metas de balance de operación, primario y financiero;

II. Petróleos Mexicanos podrá realizar erogaciones adicionales, en el caso de que los ingresos petroleros excedan los proyectados en el Artículo 1, fracción VII, numeral 1, inciso A de la Ley de Ingresos de la Federación, conforme a lo siguiente:

a) Con ingresos netos adicionales, obtenidos en el ejercicio de su presupuesto por mayor volumen o precio de ventas internas, así como mayor volumen o precio de productos exportados;

b) Por la venta de acciones de empresas en las que participa, previa autorización de la Secretaría, y

c) Por ingresos provenientes de la ejecución de programas de abatimiento de rezagos de cobranza; recuperación de ingresos por eficiencia en el control de ventas; financieros; venta de bienes muebles e inmuebles, entre otros, con el acuerdo de su órgano de gobierno;

III. Las medidas de compensación a que se refieren las fracciones I y II de este Artículo, podrán realizarse por trimestre, dentro de los 25 días hábiles siguientes a su terminación, con la autorización de la Secretaría para efectos de la situación de las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos deberá informar mensualmente a la Secretaría sobre el comportamiento mensual de los balances de operación, primario y financiero, dentro de los 20 días hábiles siguientes a su terminación, y

IV. Para fines del cumplimiento de los balances de operación, primario y financiero, trimestrales y anuales de Petróleos Mexicanos, con la aprobación de su órgano de gobierno, esta entidad deberá:

a) Informar mensualmente a la Secretaría los ingresos netos obtenidos en su flujo de presupuesto, diferenciando las metas de balance de operación, primario y financiero;

b) Informar a la Secretaría las adecuaciones presupuestarias internas a nivel flujo de efectivo;

c) Solicitar a la Secretaría la autorización de las adecuaciones presupuestarias externas a nivel flujo de efectivo y de indicadores de metas de operación, de presupuesto y financieras. La Secretaría emitirá su autorización siempre y cuando las adecuaciones presupuestarias externas tengan un impacto en las finanzas públicas, observando las metas de balance de operación, primario y financiero de Petróleos Mexicanos.

Petróleos Mexicanos continuará realizando el registro de las adecuaciones presupuestarias externas en forma consolidada. Las adecuaciones externas de los organismos subsidiarios y empresas filiales, deberán ser solicitadas a la Secretaría conforme a las disposiciones establecidas;

d) Expedir a través del titular de la entidad o de quien éste designe, los oficios de inversión presupuestaria, incluyendo sus modificaciones, remitiendo copia a la Secretaría;

e) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas equivalentes cuando menos a las señaladas en el Artículo 31 de este Decreto. Dichas medidas deberán orientarse a reducir el gasto en servicios personales y el gasto administrativo y de apoyo; los ahorros generados por la aplicación de estas medidas se destinarán a gasto para el mantenimiento, la conservación y, en general, la operación de aquellas instalaciones directamente relacionadas con las actividades sustantivas de la entidad;

f) Traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en el caso que requiera sufragar la creación temporal de plazas, solamente cuando para ello disponga de recursos propios para cubrir dicha medida, las plazas se destinen a proyectos o programas que generen ingresos adicionales durante la vigencia del proyecto o programa que se trate, y la temporalidad de las mismas no exceda la vigencia o vida útil de dichos programas o proyectos;

g) Establecer indicadores y metas de operación, de presupuesto y financieras, a más tardar el último día hábil de febrero. La Secretaría y la Función Pública llevarán a cabo un análisis sobre el cumplimiento de dichas metas, dentro de los 20 días naturales posteriores a la terminación de cada mes, y

h) Enviar a la Secretaría y a la Función Pública, dentro de los 15 días naturales siguientes a la terminación de cada trimestre, un informe sobre el cumplimiento de las metas a que se refiere el inciso anterior, a efecto de que realicen un análisis conjunto del mismo y lo presenten, con el informe aludido, a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, con la finalidad de que, en su caso, ésta emita las recomendaciones correspondientes.

Los montos del Anexo 1.D. de este Decreto incluyen las previsiones de Petróleos Mexicanos para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Artículo 50 de este Decreto.

Los montos para Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del Artículo 49 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto.

La cifra que señala el Anexo 1.D. de este Decreto, la cual comprende las erogaciones de los organismos subsidiarios de Petróleos Mexicanos, no incluye operaciones realizadas entre ellos.

Los servidores públicos de Petróleos Mexicanos deberán cumplir, con sus metas de balance de operación, primario y financiero y con sus presupuestos autorizados.

Artículo 6. Las erogaciones correspondientes a la Comisión Federal de Electricidad, a Luz y Fuerza del Centro, y al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, se sujetan a lo siguiente:

I. Deberán establecer sus respectivas metas de balance de operación, primario y financiero, mensual y trimestral.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este Artículo y el siguiente, deberán cumplir, según corresponda, con sus metas de balance de operación, primario y financiero, así como con sus presupuestos autorizados;

II. Enviarán, a más tardar el último día hábil de febrero, sus respectivas metas para opinión de la Secretaría y de la Función Pública, las cuales remitirán su análisis conjunto y las metas a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, a efecto de que ésta emita las recomendaciones correspondientes.

En caso de que no establezcan sus metas en la fecha señalada, la Secretaría determinará las mismas;

III. Realizarán evaluaciones trimestrales sobre el cumplimiento de sus metas, las cuales serán enviadas a la Secretaría y a la Función Pública dentro de los 15 días naturales siguientes a la terminación de cada trimestre, a efecto de que realicen un análisis conjunto de las mismas y lo presenten, con las evaluaciones aludidas, a la Comisión Intersecretarial de Gasto Financiamiento dentro de los 10 días naturales siguientes, con la finalidad de que, en su caso, dicha Comisión emita las recomendaciones correspondientes;

IV. Los montos señalados en el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad, incluyen previsiones para cubrir obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Artículo 49 de este Decreto. También incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del Artículo 50 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto;

V. El monto señalado en el Anexo 1.D. de este Decreto para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad, y

VI. La cantidad que el Anexo 1.D. de este Decreto destina para la Comisión Federal de Electricidad, refleja el monto neto sin incluir erogación alguna por concepto de aprovechamiento, así como ninguna transferencia del Gobierno Federal por concepto de subsidios.

La Comisión Federal de Electricidad y Luz y Fuerza del Centro, dentro de los primeros dos meses del año 2006, deberán informar a la Cámara sobre los subsidios otorgados en el 2005 a los consumidores, diferenciando cada una de las tarifas eléctricas. Esta información deberá incluirse en el Proyecto de Decreto de Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal.

Artículo 7. El ejercicio del gasto del Instituto Mexicano del Seguro Social se realizará de conformidad con las disposiciones de la Ley del Seguro Social y por lo señalado en este Artículo. Conforme al Artículo 272 de dicha Ley, el gasto programable del Instituto será de $209,194,600,000.00. El Gobierno Federal aportará al Instituto la cantidad de $38,708,000,000.00, como aportaciones para los seguros y la cantidad de $65,383,000,000.00, para cubrir las pensiones en curso de pago derivadas del Artículo Duodécimo Transitorio de la Ley del Seguro Social aprobada el 21 de diciembre de 1995.

Durante el ejercicio fiscal de 2006, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los Artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $9,500,000,000.00 a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual, para con sus trabajadores.

Para los efectos del Artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes. Conforme al mismo Artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

CAPÍTULO IV
De los Ramos Generales

Artículo 8. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 7 de este Decreto.

El Ejecutivo Federal estará facultado para realizar amortizaciones de deuda pública hasta por un monto equivalente al financiamiento derivado de colocaciones de deuda, en términos nominales.

El Ejecutivo Federal reportará a la Cámara en los informes trimestrales, los montos y porcentajes de las economías que, en su caso, resulten de los ramos generales.

Artículo 9. El gasto programable previsto en el Anexo 1.C. de este Decreto para el Ramo General 23 Provisiones Salariales y Económicas, se distribuye conforme a lo establecido en el Anexo 8 de este Decreto y se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el párrafo cuarto de la fracción IV del Artículo 74 de la Constitución Política de los Estados Unidos Mexicanos;

II. Las erogaciones previstas para los fondos de Desastres Naturales; para la Prevención de Desastres Naturales; de Estabilización de los Ingresos Petroleros y de Desincorporación de Entidades, deberán ejercerse de conformidad con sus respectivas reglas de operación y no podrán destinarse a fines distintos a los previstos en las mismas;

III. Las dependencias y entidades podrán solicitar autorización a la Secretaría para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir en definitiva la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Para tal efecto, la Secretaría emitirá las disposiciones aplicables con la participación de la Función Pública en el ámbito de su competencia, a más tardar el 15 de febrero de 2006, conforme a lo siguiente:

a) Las plazas correspondientes al personal que concluya en definitiva la prestación de sus servicios en la Administración Pública Federal, se cancelarán en los términos de las referidas disposiciones;

b) Las dependencias y entidades, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2008, en los plazos y condiciones que señalen las disposiciones a que se refiere esta fracción, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de la respectiva dependencia o entidad;

c) Los recursos restituidos serán destinados a mejorar la meta de balance público presupuestario;

d) Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos utilizados en las medidas a que se refiere esta fracción, podrán destinarse a los programas de la dependencia o entidad que haya generado dicho ahorro a la implantación y operación del Servicio Profesional de Carrera en la Administración Pública Federal, siempre y cuando no implique la creación de plazas ni la contratación de personal eventual o de personas físicas por honorarios ni puestos de libre designación, ni aumente el presupuesto regularizable de los subsecuentes ejercicios fiscales, y

e) El Ejecutivo Federal reportará en los informes trimestrales sobre el ejercicio de los recursos a que se refiere esta fracción.

En su caso, las medidas a que se refiere esta fracción podrán autorizarse para la liquidación del personal que corresponda y los gastos asociados a ésta, así como a los pagos que se originen como consecuencia de la desincorporación de entidades o de la eliminación de unidades administrativas de las dependencias, en los términos de las disposiciones aplicables, sujetándose en lo conducente a lo dispuesto en los incisos de esta fracción.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, podrán aplicar las medidas a que se refiere esta fracción, previo convenio que celebren con la Secretaría, siempre y cuando cancelen las plazas correspondientes, restituyan los recursos en los términos del inciso b) de esta fracción y destinen los ahorros que resulten a sus programas. Las medidas previstas en esta fracción podrán aplicarse, en los mismos términos, al personal federalizado de los sectores educación y de salud, previo convenio que celebre el Ejecutivo Federal, por conducto de las dependencias competentes, con las entidades federativas, previa autorización de la Secretaría, y

IV. Podrán traspasarse recursos de otros ramos al Ramo General 23 Provisiones Salariales y Económicas, con el objeto de apoyar los programas contenidos en el mismo, observando lo previsto en el Artículo 18 de este Decreto.

Los recursos del Ramo General 23 Provisiones Salariales y Económicas podrán ser traspasados a otros ramos, conforme a las disposiciones aplicables, y de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este presupuesto, salvo lo dispuesto en el párrafo siguiente.

Los recursos que por motivos de control presupuestario se canalicen a través del Ramo General 23 Provisiones Salariales y Económicas, derivados de adecuaciones presupuestarias y erogaciones adicionales, en los términos de los Artículos 18 y 25 de este Decreto, respectivamente, podrán ejercerse directamente conforme a los programas aprobados en este ramo, incluyendo el desarrollo regional o, en su caso, traspasarse a otros ramos, conforme a las disposiciones aplicables.

Artículo 10. El gasto programable previsto para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 9 del mismo.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el Artículo 36 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos.

TÍTULO SEGUNDO
DEL FEDERALISMO
CAPÍTULO I
Disposiciones Generales

Artículo 11. En los programas federales en los que concurran recursos de las dependencias y, en su caso de las entidades, con aquéllos de las entidades federativas, a estas últimas no se les podrá condicionar el monto ni el ejercicio de los recursos federales a la aportación de recursos locales, más allá de lo establecido en las reglas de operación o en los convenios de coordinación correspondientes, sin perjuicio de que se deberá atender lo acordado en los convenios en materia de seguridad pública, así como lo dispuesto en las reglas de operación de los fondos de Desastres Naturales y para la Prevención de Desastres Naturales.

La Secretaría de Gobernación realizará la integración de las solicitudes con cargo a los recursos del Fondo de Desastres Naturales o del fideicomiso constituido para tal efecto, así como del Fondo para la Prevención de Desastres Naturales, con la intervención que corresponda a las áreas o unidades de las dependencias y entidades que resulten competentes en la materia. Una vez que la Secretaría de Gobernación dictamine favorablemente dichas solicitudes, determinará por sí, en el ámbito de su competencia, la entrega inmediata de los recursos que correspondan de conformidad con lo establecido en las disposiciones aplicables.

El ejercicio de recursos públicos federales por parte de las entidades federativas deberá comprobarse en los términos de las disposiciones aplicables. Con excepción de los recursos federales a que se refiere el Artículo 13 de este Decreto, las dependencias y entidades deberán acordar con las entidades federativas los términos y modalidades para el cumplimiento de la obligación de éstas de entregar la relación de los gastos efectuados con base en los respectivos documentos comprobatorios del gasto.

El Ejecutivo Federal, por conducto de la Función Pública, de manera previa a la entrega de los recursos públicos federales a que se refiere el presente Título, con excepción del Artículo 13 de este Decreto, deberá acordar con las secretarías de contraloría o sus equivalentes de las entidades federativas, la apertura y uso por parte de éstas de cuentas bancarias específicas que identifiquen los recursos públicos federales, así como de mecanismos de supervisión y control para la comprobación del ejercicio de los recursos por parte de dichas secretarías o sus equivalentes.

En caso de que no se observe lo dispuesto en este Artículo y en las demás disposiciones aplicables, las dependencias y entidades podrán suspender o cancelar la ministración de recursos públicos federales a las entidades federativas, informando de inmediato a la Secretaría, a la Función Pública, a la Auditoría Superior de la Federación, y previa opinión de la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados.

En el supuesto de que la Comisión no se pronuncie sobre la suspensión o cancelación de la ministración dentro de los 10 días naturales siguientes a la fecha en la que se reciba la notificación de la dependencia o entidad de que se trate, se entenderá emitida en sentido favorable. La Auditoría apoyará a la Comisión en el ejercicio de esta atribución y emitirá las recomendaciones que estime oportunas. Dichas recomendaciones serán notificadas al órgano técnico de fiscalización de la legislatura local de la entidad federativa afectada.

La Secretaría reportará en los informes trimestrales, el monto de recursos de gasto programable entregado a las entidades federativas, señalando el monto y el destino por cada entidad federativa. Dicha información se deberá publicar en la página electrónica de Internet.

Artículo 12. Para la revisión del ejercicio de los recursos a que se refiere el presente Título, la Cámara se apoyará en la Auditoría, la cual deberá fiscalizar dichos recursos, en los términos de los Artículos 16 fracciones I y XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación, conforme a lo siguiente:

I. La Auditoría establecerá las reglas para la aplicación de los recursos del Programa para la Fiscalización del Gasto Federalizado, que se destinarán a fortalecer los órganos técnicos de fiscalización de las legislaturas locales, a fin de incrementar el alcance, profundidad, calidad y seguimiento de las revisiones al ejercicio de los recursos correspondientes a los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, así como la descentralización de funciones y la reasignación de recursos federales a las entidades federativas, principalmente.

Los subsidios del Programa para la Fiscalización del Gasto Federalizado deberán ser publicados en el Diario Oficial de la Federación y en el periódico oficial de la entidad federativa que corresponda. Dichos subsidios no podrán destinarse a un fin distinto al aprobado en este Presupuesto y serán ministrados por la Tesorería de la Federación a los órganos técnicos de fiscalización de las legislaturas locales, a través de las tesorerías estatales, conforme al calendario que establezca para tal efecto la Auditoría y en los términos de los convenios previamente suscritos entre ésta y los órganos técnicos de fiscalización de las legislaturas locales.

Dichas erogaciones equivalen al uno al millar del monto total para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, aprobado en el Presupuesto del año 2005, y se distribuirán entre las entidades federativas, considerando como factor de equidad 3 millones de pesos para cada una de ellas, y el resto de las erogaciones en proporción directa a los recursos aprobados en el Presupuesto del año 2005 para cada entidad federativa, de los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas.

Los recursos del Programa para la Fiscalización del Gasto Federalizado que reciban los órganos técnicos de fiscalización locales, deberán aplicarse, por lo menos en un 50 por ciento, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, así como a los recursos federalizados de los programas incluidos en el Programa Especial Concurrente para el Desarrollo Rural Sustentable;

II. En el caso de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, la Auditoría determinará, escuchando la opinión de los respectivos órganos técnicos de fiscalización de las entidades federativas o de las legislaturas locales, según sea el caso, lo siguiente:

a) Los procedimientos de coordinación para que, en el ejercicio de las atribuciones de control que los órganos técnicos de fiscalización de las legislaturas locales tengan conferidas, colaboren con la Auditoría en la fiscalización de la aplicación correcta de los recursos federales recibidos y ejercidos por las entidades federativas y, en su caso, por los municipios y demarcaciones territoriales del Distrito Federal, y

b) La apertura, por parte de las entidades federativas y, en su caso, por los municipios y las demarcaciones territoriales del Distrito Federal, de una cuenta bancaria específica para cada fondo que identifique los recursos públicos federales, incluyendo sus productos financieros, así como otras acciones que permitan fiscalizar el ejercicio de dichos recursos, a efecto de garantizar que se apliquen con eficiencia, eficacia y honradez, conforme lo dispone el Artículo 134 de la Constitución Política de los Estados Unidos Mexicanos, sin que ello implique limitaciones o restricciones en la administración y ejercicio de los mismos, y

III. En el caso del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas y de la reasignación de recursos federales a las entidades federativas, la Auditoría deberá fiscalizar el ejercicio de los recursos públicos federales en los términos de las disposiciones presupuestarias aplicables y, en su caso, podrá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales, tomando en consideración el Programa para la Fiscalización del Gasto Federalizado.

Para efectos de la fiscalización de los recursos públicos federales a que se refiere el presente Artículo, dichos recursos deberán registrarse con apego a los principios básicos de contabilidad gubernamental. Con base en dichos registros se realizará la rendición de cuentas en los términos de las disposiciones aplicables.

Las acciones para la fiscalización de bs recursos públicos federales a que se refiere este Artículo, se realizarán sin perjuicio de que la Auditoría ejerza directamente las atribuciones que le confiere el Artículo 79 de la Constitución Política de los Estados Unidos Mexicanos, así como las fracciones IX y XI del Artículo 16 de la Ley de Fiscalización Superior de la Federación y las demás disposiciones aplicables.

Las dependencias y entidades no podrán transferir recursos a las entidades federativas si no es a través de las Tesorerías de estas últimas.

CAPÍTULO II
De los Recursos Federales Transferidos a Las Entidades Federativas y los Municipios

Artículo 13. El gasto programable previsto para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 10 del mismo.

El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos a que se refiere este Artículo, se presenta en el Tomo II.B. de este Presupuesto, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el Artículo 44 de la Ley de Coordinación Fiscal.

Los informes que proporcionen las entidades federativas y los municipios a la Secretaría de Desarrollo Social deberán apegarse a lo establecido en el Artículo 33 de la Ley de Coordinación Fiscal. De conformidad con la fracción IV del Artículo citado, la Secretaría de Desarrollo Social deberá emitir lineamientos y formatos para la entrega de dichos informes que permitan evaluar la evolución del gasto de los recursos a que se refiere el presente Capítulo.

Dichos informes se entregarán con periodicidad trimestral, a más tardar 15 días naturales posteriores a la terminación del trimestre. La Secretaría de Desarrollo Social hará entrega de los informes a la Comisión de Desarrollo Social de la Cámara y tendrá la información disponible para consulta en su página electrónica, de conformidad con lo establecido en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

En relación con la aplicación de estos recursos, las entidades federativas y los municipios publicarán dichos informes en los órganos locales de difusión y los pondrán a disposición del público en general a través de publicaciones específicas y medios electrónicos.

Las erogaciones correspondientes al Ramo 33 Fondo de Aportaciones para la Seguridad Pública, incluyen un monto de $1,000,000,000.00 adicionales que se presenta en el Anexo de este Presupuesto, integrando el total de $5,000,000,000.00, cuya distribución se realizará conforme a lo dispuesto en el Artículo 45 y demás aplicables de la Ley de Coordinación Fiscal.

Artículo 14. Las dependencias y entidades con cargo a sus presupuestos y por medio de convenios de coordinación que serán públicos, podrán descentralizar funciones o reasignar recursos correspondientes a programas federales, con el propósito de transferir responsabilidades y, en su caso, recursos humanos y materiales.

En la suscripción de convenios se observará lo siguiente:

I. Deberán formalizarse a más tardar durante el primer cuatrimestre del ejercicio fiscal, al igual que los anexos respectivos, con el propósito de facilitar su ejecución por parte de las entidades federativas y de promover una calendarización eficiente de la ministración de los recursos respectivos a las entidades federativas, salvo en aquellos casos en que durante el ejercicio fiscal se suscriba un convenio por primera vez y no hubiere sido posible su previsión anual;

II. Incluir criterios que aseguren transparencia en la distribución, aplicación y comprobación de recursos;

III. Establecer los plazos y calendarios de entrega de los recursos que garanticen la aplicación oportuna de los mismos, de acuerdo a la disponibilidad de recursos con base en el Presupuesto aprobado y atendiendo los requerimientos de las entidades federativas. La ministración de los recursos deberá ser oportuna y respetar dichos calendarios;

IV. Evitar comprometer recursos que excedan la capacidad financiera de los gobiernos de las entidades federativas;

V. Las prioridades de las entidades federativas con el fin de alcanzar los objetivos pretendidos;

VI. Especificar en su caso las fuentes de recursos o potestades de recaudación de ingresos por parte de las entidades federativas que complementen los recursos transferidos o reasignados;

VII. En la suscripción de dichos instrumentos deberá tomarse en cuenta si los objetivos pretendidos podrían alcanzarse de mejor manera transfiriendo total o parcialmente las responsabilidades a cargo del Gobierno Federal o sus entidades, por medio de modificaciones legales;

VIII. Las medidas o mecanismos que permitan afrontar contingencias en los programas y proyectos reasignados;

IX. En el caso que involucren recursos públicos federales que no pierden su naturaleza por ser transferidos, éstos deberán depositarse en cuentas bancarias específicas que permitan su identificación para efectos de comprobación de su ejercicio y fiscalización, en los términos de las disposiciones generales aplicables;

X. De los recursos federales que se transfieran a las entidades federativas mediante convenios de reasignación y aquéllos mediante los cuales los recursos no pierdan el carácter federal, se destinará un monto equivalente al uno al millar para la fiscalización de los mismos, en términos de la siguiente fracción, y

XI. La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales.

Artículo 15. Las erogaciones previstas para el Ramo General 39 Programa de Apoyo para el Fortalecimiento de las Entidades Federativas son subsidios que se otorgan a las entidades federativas conforme a la distribución prevista en el Anexo 11 de este Decreto. Estos recursos se destinarán a:

I. Cuando menos el 40 por ciento a la inversión en infraestructura física, incluyendo la construcción, reconstrucción, ampliación, conclusión, mantenimiento, conservación de infraestructura; así como la adquisición de bienes para el equipamiento de las obras generadas o adquiridas; infraestructura hidroagrícola, y hasta un 3 por ciento del costo del programa o proyecto programado en el ejercicio fiscal de 2006, para gastos indirectos por concepto de realización de estudios, elaboración y evaluación de proyectos, supervisión y control de estas obras de infraestructura;

II. Saneamiento financiero, preferentemente a través de la amortización de deuda pública, expresada como una reducción del principal al saldo registrado al 31 de diciembre de 2005. Asimismo, podrán realizarse otras acciones de saneamiento financiero, siempre y cuando se acredite un impacto favorable en la fortaleza de las finanzas públicas locales;

III. Apoyo para sanear y reformar los sistemas de pensiones en las entidades federativas, prioritariamente a las reservas actuariales;

IV. Modernización de los catastros, con el objeto de actualizar los valores de los bienes y hacer más eficiente la recaudación de contribuciones;

V. Modernización de los sistemas de recaudación locales;

VI. Desarrollar mecanismos impositivos que permitan ampliar la base gravable de las contribuciones locales;

VII. Fortalecimiento de los proyectos en educación, cultura, investigación científica y desarrollo de empresas y actividades de base tecnológica;

VIII. Para los Sistemas de Protección Civil en las Entidades Federativas, y

IX. Instrumentación y desarrollo de sistemas de profesionalización de recursos humanos en las administraciones públicas de las Entidades Federativas.

Los recursos del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, tienen por objeto fortalecer los presupuestos de las entidades federativas y de las regiones. Para este fin y con las mismas restricciones, las entidades federativas podrán convenir, entre ellas o con el Gobierno Federal, la aplicación de estos recursos, los que no podrán destinarse para erogaciones de gasto corriente o de operación, salvo en los casos previstos expresamente en las fracciones anteriores.

Artículo 16. Los recursos que transfieren las dependencias o entidades a través de los convenios de reasignación para el cumplimiento de objetivos de programas federales, no pierden el carácter federal, por lo que éstas comprobarán los gastos en los términos de las disposiciones aplicables. Para tal efecto, se sujetarán en lo conducente a lo dispuesto en el Artículo 14. Las dependencias y entidades deberán verificar que en los convenios se establezca el compromiso de las entidades federativas de entregar los documentos comprobatorios del gasto. La Auditoría proporcionará a las áreas de fiscalización de las legislaturas locales las guías para la fiscalización y las auditorías de los recursos federales.

Las dependencias o entidades que requieran suscribir convenios de reasignación, deberán apegarse al convenio modelo emitido por la Secretaría y la Función Pública, así como obtener la autorización presupuestaria de la Secretaría.

El Ejecutivo Federal, por conducto de los titulares de las dependencias que reasignen los recursos presupuestarios, o de las entidades y de la respectiva dependencia coordinadora de sector, celebrará los convenios a que se refiere este Artículo con los gobiernos de las entidades federativas. Dichos convenios deberán prever criterios que aseguren transparencia en su distribución, aplicación y comprobación.

Las dependencias y entidades deberán publicar en el Diario Oficial de la Federación, dentro de los 15 días hábiles posteriores a su formalización, los convenios y, en su caso, las modificaciones a éstos.

Las disposiciones de este Artículo no aplican al Fondo de Desastres Naturales, al Fondo para la Prevención de Desastres Naturales ni a los programas a que se refiere el Anexo 16 de este Decreto.

TÍTULO TERCERO
DEL EJERCICIO POR RESULTADOS DEL GASTO PÚBLICO Y LA DISCIPLINA PRESUPUESTARIA

CAPÍTULO I
Disposiciones Generales

Artículo 17. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, deberán sujetarse a los montos autorizados en este Presupuesto para sus respectivos programas, salvo que se autoricen adecuaciones presupuestarias en los términos del Artículo 9 de este Decreto y las demás disposiciones aplicables. Asimismo, los recursos económicos que recauden u obtengan por cualquier concepto sólo podrán ejercerlos conforme a sus presupuestos autorizados y, en su caso, a través de ampliaciones a sus respectivos presupuestos conforme a los destinos establecidos en los Artículos 25 y 26 de este Decreto.

Todos los recursos económicos que recauden u obtengan por cualquier concepto las dependencias y sus órganos administrativos desconcentrados, deberán ser concentrados en la Tesorería de la Federación.

Los recursos de las instituciones educativas, los planteles y centros de investigación, a los que se refiere el Artículo 12 párrafo décimo de la Ley de Ingresos de la Federación, incluyendo los centros públicos de investigación, serán aplicados a sus objetivos y programas institucionales, en gasto de inversión física o en gasto corriente distinto a servicios personales. Para tal efecto, la Secretaría, con base en la estimación anual de los ingresos previstos por las instituciones educativas, los planteles y centros de investigación deberán establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días, una vez que dichos ingresos hayan sido recibidos por la Tesorería de la Federación. Las erogaciones que se efectúen con cargo al fondo revolvente se reflejarán en los presupuestos de las instituciones en los términos de las disposiciones aplicables.

Será responsabilidad de los titulares de dichas instituciones, planteles y centros, el registro presupuestario mensual de estos recursos en los términos de las disposiciones aplicables; asimismo, que éstos se ejerzan conforme a lo previsto en este Decreto y se reporten en los informes trimestrales y la Cuenta Pública.

Las universidades e instituciones federales que presten servicios de educación superior, de postgrado y de investigación, distribuirán los recursos públicos federales de acuerdo con el analítico de plazas y lo publicarán en sus respectivas páginas de Internet, asimismo reportarán trimestralmente la información en los términos del Artículo 69 de este Decreto.

Artículo 18. El Ejecutivo Federal autorizará, en su caso, las adecuaciones presupuestarias de las dependencias y entidades, en los términos de las disposiciones aplicables.

Las dependencias y entidades serán responsables de que las adecuaciones a sus respectivos presupuestos se realicen siempre y cuando permitan un mejor cumplimiento de los objetivos de los programas autorizados a su cargo.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, a través de sus órganos competentes, podrán autorizar adecuaciones a sus respectivos presupuestos siempre que permitan un mejor cumplimiento de los objetivos de los programas a su cargo. Dichas adecuaciones deberán ser informadas al Ejecutivo Federal, por conducto de la Secretaría, para efectos de la integración de los informes trimestrales, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación. Las adecuaciones presupuestarias que se realicen por ingresos excedentes deberán sujetarse a lo establecido por el Artículo 25 de este Decreto.

Cuando las adecuaciones a los montos presupuestarios ocasionen en su conjunto una variación mayor al 10 por ciento del presupuesto total del ramo o de la entidad de que se trate, o representen individualmente un monto mayor al 1 por ciento del gasto programable, se deberán reportar a la Comisión de Presupuesto y Cuenta Pública de la Cámara, en los informes trimestrales, la cual podrá emitir opinión sobre dichos traspasos.

Artículo 19. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, con cargo a sus respectivos presupuestos y de conformidad con las disposiciones aplicables, cubrirán las contribuciones federales, estatales y municipales, así como las obligaciones contingentes o ineludibles que se deriven de resoluciones emitidas por autoridad competente.

Las adecuaciones presupuestarias que, en su caso, sean necesarias para el pago de las obligaciones contingentes o ineludibles, no podrán afectar el cumplimiento de los objetivos y las metas de los programas aprobados, ni afectar el eficaz y oportuno cumplimiento de las atribuciones de los ejecutores del gasto público federal.

Las dependencias y entidades que no puedan cubrir la totalidad de las obligaciones contingentes o ineludibles conforme a lo previsto en este Artículo, incluso las que se hubieren generado con anterioridad a este ejercicio, presentarán ante la autoridad competente un programa de cumplimiento que deberá ser considerado para todos los efectos legales en vía de ejecución respecto de la resolución que se hubiese emitido, con la finalidad de cubrir las obligaciones contingentes o ineludibles hasta por un monto que no afecte las metas y programas propios o el cumplimiento de las atribuciones señaladas en el párrafo anterior, sin perjuicio de que el resto de la obligación deberá pagarse en los ejercicios fiscales subsecuentes conforme a dicho programa.

Los Poderes Legislativo y Judicial y los organismos públicos autónomos, en caso de ser necesario, establecerán una propuesta de cumplimiento de obligaciones contingentes o ineludibles, observando en lo conducente lo dispuesto en los párrafos segundo y tercero de este Artículo.

Artículo 20. En el ejercicio de sus presupuestos, las dependencias y entidades se sujetarán estrictamente a los calendarios de presupuesto autorizados a cada dependencia y entidad en los términos de las disposiciones aplicables, atendiendo los requerimientos de las dependencias y entidades.

Las dependencias y entidades remitirán a la Secretaría sus proyectos de calendarios a los cinco días hábiles siguientes a la publicación en el Diario Oficial de la Federación del presente Decreto. La Secretaría autorizará los calendarios tomando en consideración las necesidades institucionales y la oportunidad en la ejecución de los recursos para el mejor cumplimiento de los objetivos de los programas, dando prioridad a los programas sociales y de infraestructura.

Los calendarios de presupuesto deberán comunicarse por la Secretaría a las dependencias y entidades, así como publicarse en su página electrónica de Internet y en el Diario Oficial de la Federación dentro de los 10 días hábiles posteriores a la publicación del Presupuesto en el propio Diario Oficial de la Federación. A su vez, las unidades de administración de cada dependencia y entidad deberán comunicar los calendarios de presupuesto correspondientes a sus respectivas unidades responsables, así como publicarlos en el Diario Oficial de la Federación a más tardar 5 días hábiles después de recibir la comunicación por parte de la Secretaría.

Los calendarios a que se refiere el párrafo anterior deberán ser en términos mensuales.

La Secretaría deberá cumplir estrictamente los calendarios de presupuesto autorizados a las dependencias en los términos de las disposiciones aplicables e informará al respecto en los informes trimestrales, por dependencia o entidad.

La Secretaría reportará en los informes trimestrales a la Cámara de Diputados los saldos en líneas globales por dependencia o entidad, para evitar acumulación de saldos o subejercicios presupuestarios.

La Secretaría deberá de publicar en su página electrónica de Internet los calendarios autorizados y sus modificaciones de manera trimestral.

Los subejercicios de los presupuestos de las dependencias y entidades que resulten, deberán subsanarse en un plazo máximo de 90 días naturales. En caso contrario, la Secretaría deberá asignar dichos recursos a los programas de desarrollo social y rural, así como a los programas y proyectos de inversión en infraestructura, conforme a lo establecido en este Presupuesto. La Secretaría estará obligada a reportar al respecto en los informes trimestrales.

La Secretaría, tomando en cuenta los flujos reales de divisas y de moneda nacional, así como las variaciones que se produzcan por la diferencia en el tipo de cambio en el financiamiento de los programas y que provoquen situaciones contingentes o extraordinarias que incidan en el desarrollo de los mismos, determinará la procedencia de las adecuaciones presupuestarias necesarias a los calendarios de presupuesto en función de los compromisos reales de pago, los requerimientos, las disponibilidades presupuestarias y las alternativas de financiamiento que se presenten, procurando no afectar las metas de los programas sociales.

Artículo 21. Las ministraciones de recursos a las dependencias y, en su caso, a las entidades no coordinadas sectorialmente, serán efectuadas conforme al calendario de presupuesto autorizado de acuerdo con los programas y metas correspondientes. Las dependencias coordinadoras de sector efectuarán, a su vez, las ministraciones de recursos que, en los términos del Presupuesto, correspondan a sus entidades coordinadas.

El Ejecutivo Federal, por conducto de la Secretaría, podrá suspender las ministraciones de recursos a las dependencias y entidades y, en su caso, solicitar el reintegro de las mismas, cuando se presente alguno de los siguientes supuestos:

I. No envíen la información que les sea requerida en relación con el ejercicio de sus programas y presupuestos;

II. Cuando las entidades no cumplan con las metas de los programas aprobados o bien se detecten desviaciones en la ejecución o en la aplicación de los recursos correspondientes;

III. Las entidades no remitan la cuenta comprobada a más tardar el día 15 del mes siguiente al del ejercicio de dichos recursos, lo que motivará la inmediata suspensión de las subsecuentes ministraciones de recursos que por el mismo concepto se hubieren autorizado, así como el reintegro a la dependencia coordinadora de sector de los que se hayan suministrado;

IV. En el manejo de sus disponibilidades financieras no cumplan con las disposiciones aplicables;

V. No restituyan los recursos que correspondan a las medidas a que se refiere el Artículo 9, fracción III, de este Decreto;

VI. No informen, a través del Sistema Integral de Información a que se refiere el Artículo 73 de este Decreto, sobre las plazas que tengan vacantes, y

VII. En general, no ejerzan sus presupuestos de conformidad con lo previsto en este Decreto y en las demás disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría, en los términos de los Artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

En caso de que las dependencias y entidades no cumplan con las disposiciones de este Decreto, o con los acuerdos tomados en el seno de la Comisión Intersecretarial de Gasto Financiamiento, ésta podrá recomendar que la Secretaría suspenda la ministración de los recursos correspondientes al gasto operativo y de inversión de las mismas.

Artículo 22. Las dependencias y entidades, sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos contraídos entre sí, las cuales se calcularán a la tasa anual que resulte de sumar 5 puntos porcentuales al promedio de las tasas anuales de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, emitidos durante el mes inmediato anterior a la fecha del ciclo compensatorio.

La Secretaría analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación y este Presupuesto en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del Artículo 1 de la Ley de Ingresos de la Federación o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora.

Los ingresos que se perciban en estas operaciones no se considerarán para efectos del cálculo de los ingresos en los términos del Artículo 25 de este Decreto.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales de ejercicios anteriores y sus accesorios, siempre que las mismas correspondan como máximo al 60 por ciento del monto total del adeudo, y las compensaciones se realicen mensualmente durante el presente ejercicio fiscal.

Artículo 23. Las dependencias y entidades que constituyan o incrementen el patrimonio de fideicomisos públicos no considerados entidad, o que celebren mandatos o contratos análogos, requerirán la autorización de la Secretaría, conforme a las disposiciones aplicables. Las entidades no apoyadas presupuestariamente que constituyan estos fideicomisos quedan exceptuadas de esta autorización y sólo deberán cumplir con el registro a que se refiere el siguiente párrafo, así como con los informes trimestrales.

Las dependencias y entidades que coordinen los fideicomisos a que se refiere el párrafo anterior deberán registrarlos ante la Secretaría y renovar su clave de registro, en los términos de las disposiciones aplicables. Asimismo, éstas deberán registrar las subcuentas a que se refiere la fracción I de este Artículo.

Las dependencias y entidades sólo podrán otorgar recursos públicos federales a fideicomisos, mandatos y contratos análogos a través de las partidas específicas que para tales fines prevé el Clasificador por Objeto del Gasto para la Administración Pública Federal, con autorización de sus titulares o en los términos de las respectivas reglas de operación tratándose de subsidios, siempre y cuando estén previstos en su presupuesto y se haya dado cumplimiento a lo dispuesto en este Artículo.

Los fideicomisos se sujetarán, en lo conducente, a lo dispuesto en la Ley Federal de las Entidades Paraestatales y su Reglamento.

Las dependencias y entidades podrán otorgar subsidios o donativos a los fideicomisos que constituyan las entidades federativas o los particulares que realicen actividades productivas o de fomento, siempre y cuando cumplan con lo que a continuación se señala y las disposiciones aplicables:

I. Los recursos se identificarán en una subcuenta específica y deberán reportarse en los informes trimestrales;

II. En el caso de fideicomisos constituidos por particulares, la suma de los recursos públicos federales otorgados no podrá representar en ningún momento más del 50 por ciento del saldo en el patrimonio neto de los mismos, y

III. Tratándose de fideicomisos constituidos por las entidades federativas, se requerirá la autorización del titular de la dependencia o entidad para otorgar recursos federales que representen más del 50 por ciento del saldo en el patrimonio neto de los mismos, informando de ello a la Secretaría y a la Función Pública.

En caso de que exista compromiso de la entidad federativa o de los particulares con el Gobierno Federal para otorgar sumas de recursos al patrimonio y aquellos incumplan con la aportación de dichos recursos, con las reglas de operación del fideicomiso o del programa correspondiente, el Gobierno Federal, por conducto de la dependencia o entidad que coordine la operación del fideicomiso, suspenderá las aportaciones subsecuentes.

Los subsidios y donativos serán fiscalizados en los términos de las disposiciones aplicables.

Los informes en materia de subsidios otorgados a través de fideicomisos y mandatos, que deban enviarse a la Secretaría, se remitirán a ésta en los términos de las disposiciones aplicables.

Los recursos fideicomitidos en los fondos mixtos a los que se refiere la Ley de Ciencia y Tecnología se destinarán hasta en un 80 por ciento a proyectos vinculados con la investigación aplicada al desarrollo tecnológico.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán incluir en los informes trimestrales los ingresos del periodo, incluyendo rendimientos financieros; egresos; destino y saldo de los fideicomisos en los que participen, informando de ello a la Auditoría Superior de la Federación. Dicha información deberá presentarse a más tardar 15 días naturales después de terminado el trimestre de que se trate.

La información que remitan los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades para la integración de los informes trimestrales será de acceso público en términos de lo dispuesto por la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental y, para tal efecto, deberán publicarla en sus respectivas páginas electrónicas de Internet desde su portal principal.

Los fideicomisos públicos que tengan como objeto principal financiar programas y proyectos de inversión deberán sujetarse a las disposiciones generales en materia de inversión que emita la Secretaría.

Las dependencias y entidades que coordinen fideicomisos públicos con la participación que corresponda al fiduciario, o que celebren mandatos o contratos análogos o con cargo a sus presupuestos se hayan aportado recursos a los mismos, serán las responsables de transparentar y rendir cuentas sobre el manejo de los recursos públicos otorgados, así como de proporcionar los informes que permitan su vigilancia y fiscalización. Asimismo, serán responsables de enviar oportunamente a la Secretaría la información correspondiente para la integración de los informes trimestrales y publicarla en su página electrónica de Internet.

Las dependencias y entidades, con la participación que corresponda al fiduciario, excepto en aquéllos constituidos por las entidades federativas o los particulares, a más tardar el último día hábil de junio de 2006 realizarán los actos necesarios para la extinción de los fideicomisos no considerados entidad a que se refiere este Artículo, de aquellos que estén bajo su coordinación, que hayan alcanzado sus fines, o en los que éstos sean imposibles de alcanzar, así como aquéllos que en el ejercicio fiscal anterior no hayan realizado acción alguna tendiente a alcanzar los fines para los que fueron constituidos, salvo que en este último caso se justifique su vigencia.

Las dependencias y entidades deberán incluir en los informes trimestrales el avance en materia de extinción de fideicomisos públicos o actos análogos a que se refiere este Artículo, incluyendo el monto de recursos concentrados en la Tesorería de la Federación, así como la relación de aquéllos que se hubieren extinguido o terminado. Asimismo incluirán el monto con el que se constituyan, ingresos, rendimientos financieros, egresos y disponibilidades.

Las contralorías internas de las dependencias y entidades que coordinen fideicomisos, evaluarán y verificarán los fideicomisos, e informarán lo conducente a la Secretaría y a la Función Pública.

Cuando en el contrato de los fideicomisos cuya extinción se promueva no esté previsto un destino distinto se deberán concentrar los remanentes de recursos públicos federales en la Tesorería de la Federación, por lo que la institución fiduciaria deberá efectuar dicha concentración, aún cuando la formalización de la extinción no haya concluido. Asimismo, tratándose de los fideicomisos constituidos por entidades, los remanentes se concentraran en sus respectivas tesorerias.

Se prohíbe la celebración de fideicomisos, mandatos o contratos análogos que tengan como propósito eludir la anualidad de este Presupuesto, en los términos de los Artículos 13 y 15 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

Los responsables de coordinar los fideicomisos con cargo a cuyo presupuesto se aportan los recursos en los términos establecidos en este Artículo, deberán informar a la Comisión de Presupuesto y Cuenta Pública, en forma trimestral, considerando lo siguiente:

a) El diagnóstico de la evaluación y verificación de la operación de los fideicomisos que realicen las contralorías internas de las dependencias y entidades que coordinen fideicomisos, y

b) El monto de los recursos públicos que se encuentren en los fideicomisos, señalando las dependencias y entidades que los coordinen, así como los señalados en la fracción II de este Artículo.

Artículo 23 BIS. Los ingresos a que se refieren los Artículos 254 Bis, 254 Ter y 257 de la Ley Federal de Derechos se sujetarán a lo siguiente:

I. Los ingresos que resulten del Derecho para el Fondo de Investigación Científica y Tecnológica en materia de energía, a que se refiere el Artículo 254 Bis de la Ley Federal de Derechos, se destinarán al Instituto Mexicano del Petróleo y se aplicarán exclusivamente para la investigación científica y desarrollo tecnológico requerido por las industrias petrolera, petroquímica y química, a través de un fideicomiso constituido para tal efecto, sujetándose a las reglas que establezca la Secretaría a más tardar el 15 de marzo;

II. Los ingresos que resulten del Derecho para la fiscalización petrolera, a que se refiere el Artículo 254 Ter de la Ley Federal de Derechos, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría Superior de la Federación, a través del ramo correspondiente y se aplicarán exclusivamente para fiscalizar los programas prioritarios y el Programa para la Fiscalización del Gasto Federalizado aprobados en este Decreto; la Secretaría hará entrega de anticipos a cargo de este Derecho a más tardar a los diez días hábiles posteriores al entero que realice Petróleos Mexicanos y sus organismos subsidiarios, en los términos del Artículo 254 Ter de la Ley Federal de Derechos; la Auditoría Superior de la Federación informará a la Secretaría sobre su ejercicio, y

III. Los ingresos que resulten del Derecho extraordinario sobre la exportación de petróleo crudo, a que se refiere el Artículo 257 de la Ley Federal de Derechos, se destinarán en su totalidad a las Entidades Federativas para programas y proyectos de inversión en infraestructura y equipamiento, a través del Fondo de Estabilización de los Ingresos de las Entidades Federativas, cuya distribución se efectuará conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente.

Los recursos del Fondo serán administrados por el Banco Nacional de Obras y Servicios Públicos, S.N.C., en calidad de fiduciario del fideicomiso público sin estructura orgánica establecido para tal efecto, mismos que se aplicarán en el presente ejercicio fiscal, sujetándose de manera análoga a las reglas de operación y lineamientos establecidos para el Fideicomiso para la Infraestructura en los Estados. Dicho fideicomiso contará con un Comité Técnico conformado por tres representantes de las entidades federativas y tres representantes del Gobierno Federal; la Presidencia de dicho Comité corresponderá a uno de los representantes de las entidades federativas.

Artículo 24. El Ejecutivo Federal, por conducto de la Secretaría, transferirá a las Entidades Federativas para gasto en programas y proyectos de inversión en infraestructura y equipamiento, conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la Cuenta Pública más reciente, los rendimientos que se deriven del siguiente concepto: Los ingresos excedentes que resulten del aprovechamiento a que se refieren los Artículos 1, fracción VI, numeral 21, y 7 fracción VII de la Ley de Ingresos de la Federación, por concepto de rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios y los ingresos que resulten del Derecho extraordinario sobre la exportación de petróleo crudo a que se refiere el Artículo 257 de la Ley Federal de Derechos, que está obligado a pagar PEMEX Exploración y Producción, que se generen a partir de 36.5 dólares de los Estados Unidos de América.

Para los efectos de este Artículo, la Secretaría hará entregas de anticipos a cuenta de los ingresos a que se refiere el párrafo anterior, a más tardar a los 10 días hábiles posteriores al entero trimestral que a cuenta de los Derechos y el Aprovechamiento realice PEMEX Exploración y Producción, en los términos de los Artículos 7, fracción VII de la Ley de Ingresos de la Federación y 257 de la Ley Federal de Derechos.

Los anticipos correspondientes a cada uno de los trimestres serán por el equivalente al 100 por ciento del pago provisional que a cuenta de los referidos Aprovechamientos y Derechos se realicen.

El Ejecutivo Federal, por conducto de la Secretaría, establecerá convenios con las entidades federativas para definir los mecanismos que permitan ajustar las diferencias que, en su caso, resulten entre los anticipos trimestrales y las cantidades correspondientes al monto total contenido en la declaración anual relativa al Aprovechamiento sobre rendimientos excedentes y los Derechos a que hace referencia el Artículo 257 de la Ley Federal de Derechos.

Una vez presentada la declaración anual a que hace referencia el párrafo anterior, la Secretaría realizará los ajustes que correspondan por la diferencia que, en su caso, resulten entre los anticipos trimestrales enterados y el monto anual del Aprovechamiento y los Derechos.

Artículo 25. El Ejecutivo Federal, por conducto de la Secretaría, en los términos de las disposiciones aplicables, podrá autorizar a las dependencias y entidades para que realicen erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos para el presente ejercicio fiscal conforme a lo siguiente:

I. Las dependencias y las entidades incluidas en el Anexo 1.D. de este Decreto, podrán realizar erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos en el Artículo 1 de la Ley de Ingresos de la Federación. Los excedentes de los ingresos a que se refiere dicho Artículo, excepto los previstos en la fracción IX del mismo, se aplicarán de la manera siguiente:

a) Los excedentes que resulten de los ingresos propios y las aportaciones de seguridad social, a que se refieren respectivamente las fracciones VII y VIII del Artículo 1 de dicha Ley, se podrán destinar al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en lo que corresponda;

b) Los excedentes que resulten de los ingresos a que se refiere la fracción VII del Artículo 1 de dicha Ley, correspondientes a los ingresos propios de las entidades distintas a la señalada en el inciso anterior, se podrán destinar a aquellas entidades que los generen;

c) Los excedentes que resulten de los derechos a que se refiere la fracción III, numerales 1 y 2, del Artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades;

d) Los excedentes que resulten de los productos a que se refiere la fracción V del Artículo 1 de dicha Ley, distintos a los señalados en el inciso e) de la presente fracción, se podrán destinar a las dependencias y entidades;

e) Los excedentes que resulten de los productos a que se refiere la fracción V numeral 2 inciso C, subinciso b), del Artículo 1 de dicha Ley, por concepto de enajenación de bienes inmuebles, podrán destinarse al Fondo de Desincorporación de Entidades, a mejorar el balance económico del sector público o, en su caso, hasta en un 80 por ciento para gasto de inversión de las dependencias que tenían asignados dichos bienes. En el caso de las entidades incluidas en el Anexo 1.D. de este Decreto, dichos excedentes podrán destinarse para gasto de inversión.

Los excedentes que resulten de los productos por concepto de las enajenaciones de bienes inmuebles que realice el Instituto de Administración y Avalúos de Bienes Nacionales en los términos de la Ley General de Bienes Nacionales, podrán destinarse en su totalidad a cubrir los gastos de mantenimiento, obra pública y de administración en general, así como los pagos por concepto de contribuciones y demás erogaciones relacionadas con los bienes inmuebles a cargo de dicho Instituto;

f) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 2 y 24 inciso D del Artículo 1 de dicha Ley, provenientes de la recuperación de seguros de bienes adscritos a las dependencias o propiedad de las entidades incluidas en el Anexo 1.D. de este Decreto, y los donativos en dinero que éstas reciban, deberán destinarse a aquellas dependencias y entidades que les corresponda recibirlos;

g) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 4; 11; 15 inciso C; 19 incisos B y E; 22 y 24 inciso D, del Artículo 1 de dicha Ley, se podrán destinar a la atención de desastres naturales e inversión en infraestructura así como a las dependencias y entidades que los generen;

h) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 19, inciso D, del Artículo 1 de dicha Ley por concepto de desincorporación de entidades, se podrán destinar a gasto de inversión o al Fondo de Desincorporación de Entidades;

i) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 20 del Artículo 1 de dicha Ley, por concepto de enajenación de bienes decomisados en procesos penales federales serán destinados en los términos de los Artículos 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público y 182-R del Código Federal de Procedimientos Penales;

j) Los excedentes que generen las Secretarías de la Defensa Nacional y de Marina, así como la Presidencia de la República por lo que se refiere al Estado Mayor Presidencial, por concepto de los derechos, productos y aprovechamientos a que se refieren respectivamente las fracciones III, V y VI del Artículo 1 de dicha Ley, serán destinados a dichas dependencias;

k) Los excedentes que resulten del derecho sobre hidrocarburos para el Fondo de Estabilización, a que se refiere la fracción III, numeral 3, inciso B) del Artículo 1 de dicha Ley se destinarán al fondo de estabilización de los ingresos petroleros;

l) Los excedentes que resulten del derecho para el fondo de investigación científica y tecnológica en materia de energía, a que se refiere la fracción III, numeral 3 inciso D) del Artículo 1 de dicha Ley, se destinarán al Instituto Mexicano del Petróleo;

m) Los excedentes que resulten del derecho para la fiscalización petrolera, a que se refiere la fracción III, numeral 3, inciso E) del Artículo 1 de dicha Ley, se destinarán, sin requerir autorización de la Secretaría, a la Auditoría;

n) La suma que resulte de los excedentes y faltantes de las fracciones I, II, III numeral 3, incisos A) y F), y IV, del Artículo 1 de la Ley de Ingresos de la Federación, así como los aprovechamientos a que se refiere la fracción VI de dicho Artículo, distintos de los previstos en los incisos f) a j) y ñ) del presente Artículo y del Artículo 24 de este Decreto, deberán destinarse en primer término a compensar: la atención de Desastres Naturales cuando el Fondo de Desastres Naturales resulte insuficiente; el incremento en el gasto no programable respecto del presupuestado, por concepto de participaciones; el costo financiero, derivado de modificaciones en la tasa de interés o del tipo de cambio; los adeudos del ejercicio fiscal anterior para cubrir, en su caso, la diferencia entre el monto aprobado en este Presupuesto y el límite del monto de endeudamiento autorizado como diferimiento de pago en la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2005.

En el caso de la Comisión Federal de Electricidad, las erogaciones adicionales necesarias para cubrir los incrementos en los precios de combustibles con respecto a las estimaciones aprobadas en la Ley de Ingresos y su propio presupuesto, procederán como ampliaciones automáticas con cargo a los ingresos excedentes a que se refiere este inciso. Dichas ampliaciones únicamente aplicarán para compensar aquel incremento en costos que no es posible repercutir en la correspondiente tarifa eléctrica.

El remanente de los ingresos excedentes a que se refiere el presente inciso se aplicará conforme lo señala el último párrafo de la presente fracción, en un 25 por ciento al Fondo de Estabilización de los Ingresos Petroleros; en un 25 por ciento para mejorar el balance económico del sector público y, en un 50 por ciento para gasto de inversión en Petróleos Mexicanos y sus organismos subsidiarios, y

ñ) En el caso de las contribuciones, los productos y los aprovechamientos que tengan un destino específico por disposición expresa de leyes de carácter fiscal, o conforme a éstas se cuente con autorización de la Secretaría para utilizarse en un fin específico, ésta deberá autorizar las ampliaciones a los presupuestos de las dependencias o entidades que los generen, hasta por el monto de los ingresos excedentes obtenidos que determinen dichas leyes o, en su caso, la Secretaría.

La Secretaría podrá autorizar las ampliaciones a los presupuestos de las dependencias y entidades a que se refiere la presente fracción, observando la clasificación de los ingresos excedentes a que se refiere el Artículo 20 de la Ley de Ingresos de la Federación, así como el procedimiento previsto en las disposiciones aplicables.

Sólo se podrán otorgar ampliaciones a los presupuestos por concepto de derechos a que se refiere el Artículo 1 fracción III numeral 3 de la Ley de Ingresos, cuando se obtengan ingresos adicionales a los previstos por dicho Artículo.

La aplicación de los excedentes de ingresos a que se refiere la presente fracción, con excepción del inciso n), se podrá realizar durante el ejercicio fiscal; en el caso del inciso n), la aplicación de los excedentes de ingresos se realizará una vez que éstos sean determinados en los términos de dicho inciso; las ampliaciones al gasto programable que conforme a este Artículo se autoricen, no se considerarán como regularizables y sólo se podrán autorizar por la Secretaría cuando no se deteriore la relación ingreso y gasto aprobada en este Presupuesto, y

II. La Secretaría, en los términos de las disposiciones aplicables, podrá autorizar las ampliaciones a los presupuestos de las entidades distintas a aquéllas incluidas en el Anexo 1.D. de este Decreto, que obtengan ingresos en exceso a los previstos en sus respectivos presupuestos aprobados.

Las ampliaciones líquidas a este Presupuesto se autorizarán en los términos de este Artículo. Petróleos Mexicanos se sujetará a lo establecido en la fracción I, inciso n) de este Artículo; así como a lo dispuesto en el Artículo 5 fracción II de este Decreto. Las operaciones compensadas a que se refiere el penúltimo párrafo del Artículo 22 de este Decreto no se sujetarán a lo previsto en el presente Artículo.

Artículo 26. Los órganos encargados de la administración de los Poderes Legislativo y Judicial, así como de los organismos públicos autónomos, podrán autorizar ampliaciones a sus respectivos presupuestos con cargo a los ingresos excedentes a que se refiere el Artículo 20, fracción IV, de la Ley de Ingresos de la Federación, registrando los ingresos que obtenga por cualquier concepto en el rubro correspondiente de dicha Ley.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, reportarán en los informes trimestrales los excedentes de ingresos obtenidos y remitirán a la Auditoría Superior de la Federación, a más tardar el 31 de agosto de 2006, el Informe de Avance de Gestión Financiera sobre los resultados físicos y financieros de los programas a su cargo, por el periodo comprendido entre 1 de enero y el 30 de junio de 2006.

Las sanciones económicas que aplique el Instituto Federal Electoral derivado del régimen disciplinario de los partidos políticos durante 2006, serán reintegradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados para ciencia y tecnología en el Ramo 38 Consejo Nacional de Ciencia y Tecnología, dentro de los 30 días naturales siguientes a la fecha en la que se efectúe el depósito ante la Tesorería.

Artículo 27. En caso de que durante el ejercicio disminuyan los ingresos a que se refiere el Artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal, por conducto de la Secretaría, podrá aplicar las siguientes normas de disciplina presupuestaria:

I. La disminución de los ingresos por derechos a los hidrocarburos a que se refiere el numeral 3 de la fracción III del Artículo 1 de la Ley de Ingresos de la Federación, se deberá compensar con los recursos del Fondo de Estabilización de los Ingresos Petroleros en los términos de sus reglas de operación. Cuando se llegue al límite de recursos establecido en dichas reglas, se procederá a realizar los ajustes a que se refiere la fracción II de este Artículo, y

II. La disminución de los ingresos previstos en el Artículo 1 de la Ley de Ingresos de la Federación, distintos a los ingresos por derechos a los hidrocarburos a que se refiere la fracción anterior, se compensará con la reducción de los montos aprobados en los presupuestos de las dependencias, entidades, fondos y programas, conforme a lo siguiente:

a) Los ajustes deberán realizarse en forma selectiva, en el siguiente orden:

i) El gasto en comunicación social;

ii) El gasto en servicios personales, prioritariamente los estímulos y la creación de plazas;

iii) Los ahorros y economías presupuestarios que se determinen con base en los calendarios de presupuesto autorizados de las dependencias y entidades a que se refiere el Anexo 1.B. y 1.D. de este Decreto;

iv) Los gastos de difusión, y

v) El gasto no vinculado directamente a la atención de la población.

En caso de que dichas reducciones no sean suficientes para compensar la disminución de ingresos a que se refiere este Artículo, podrán realizarse ajustes en otros conceptos de gasto, siempre y cuando se procure no afectar los programas sociales;

b) Los ajustes a los presupuestos de los órganos administrativos desconcentrados, no deberán ser mayores a los ajustes que en promedio se hayan realizado en las demás unidades administrativas de la dependencia respectiva;

c) En el caso de que la contingencia represente una reducción equivalente de hasta 15 mil millones de pesos, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, un informe que contenga el monto del ajuste al gasto programable y la composición de dicha reducción por dependencia y entidad, y

d) En el caso de que la contingencia sea de tal magnitud que represente una reducción equivalente a un monto superior a 15 mil millones de pesos, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, el monto de gasto programable a reducir, y una propuesta de composición de dicha reducción por dependencia y entidad.

La Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, en un plazo de 15 días hábiles a partir de la recepción de la propuesta, analizará la composición de és ta, con el fin de, en su caso, proponer modificaciones a la composición de la misma, en el marco de las disposiciones aplicables. El Ejecutivo Federal, tomando en consideración la opinión de la Cámara, resolverá lo conducente, informando de ello a la misma. En caso de que la Cámara no emita opinión dentro de dicho plazo, procederá el proyecto enviado por el Ejecutivo Federal.

Lo dispuesto en este Artículo no será aplicable a la disminución de ingresos que corresponda a recursos propios del presupuesto de Petróleos Mexicanos, entidad que se sujetará a lo establecido en la fracción I del Artículo 5 de este Decreto.

Los Poderes Legislativo y Judicial y los organismos públicos autónomos procurarán coadyuvar al cumplimiento de las normas de disciplina presupuestaria a que se refiere el presente Artículo, a través de ajustes a sus respectivos presupuestos, observando en lo conducente lo dispuesto en la fracción II.

Artículo 28. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán publicar en el Diario Oficial de la Federación, a más tardar el 15 de febrero, un reporte detallado de los recursos que se encuentran devengados y aquéllos no devengados al 31 de diciembre.

Artículo 29. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

El Ejecutivo Federal informará a la Cámara de los montos presupuestarios no devengados a que se refiere este Artículo, y su aplicación, al presentar la Cuenta Pública correspondiente al año 2006.

Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y las entidades apoyadas presupues tariamente, que por cualquier motivo al término del ejercicio fiscal conserven recursos previstos en este Presupuesto y, en su caso, los rendimientos obtenidos, deberán reintegrar el importe disponible a la Tesorería de la Federación dentro de los 15 días naturales siguientes al cierre del ejercicio.

El incumplimiento en el reintegro oportuno de los recursos presupuestarios en el plazo establecido en el párrafo anterior, generará, sin exceder los presupuestos autorizados correspondientes, la obligación de pagar cargas financieras por concepto de indemnización al Erario Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer el Banco de México dentro del periodo que dure el incumplimiento. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la Federación, se utilizará la tasa de interés que el Banco de México dé a conocer como sustituta de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse el reintegro y hasta el día en que el mismo se efectúe. El resultado obtenido se multiplicará por el importe no reintegrado oportunamente.

Asimismo, el incumplimiento en el reintegro oportuno de recursos en los plazos que establecen las disposiciones presupuestarias, generará a las dependencias y entidades apoyadas presupuestariamente la obligación de pagar cargas financieras por concepto de indemnización al Erario Federal en los términos previstos en este Artículo, sin exceder sus presupuestos autorizados.

Todo lo anterior, salvo que a juicio de la Tesorería de la Federación existan casos extraordinarios que imposibiliten el reintegro oportuno, situación que invariablemente deberá justificarse plenamente ante dicha Tesorería, contando siempre con la validación respectiva de la autoridad fiscalizadora correspondiente.

Queda prohibido realizar erogaciones al final del ejercicio con cargo a ahorros y economías del Presupuesto que tengan por objeto evitar la concentración de recursos a que se refiere este Artículo.

Artículo 30. A las dependencias y entidades les queda prohibido, durante el proceso electoral federal 2006, identificarse en ejercicio de sus funciones con los partidos políticos o candidatos, así como apoyarlos o combatirlos con recursos federales y, especialmente, influenciar la decisión de los electores a través de propaganda o acciones identificables con objetivos distintos del cumplimiento de su función. Para vigilar lo anterior:

I. La Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados del H. Congreso de la Unión solicitará información a las dependencias y entidades para efecto del monitoreo congresional permanente de las políticas públicas en el ejercicio del presupuesto;

II. La Comisión podrá integrar grupos de trabajo para dar seguimiento a la aplicación de programas sociales en ámbitos geográficos especificos, cuando la comisión tenga indicios de que los órganos gestores de los programas den uso distinto a los programas autorizados;

III. Las dependencias y entidades deberán informar mensualmente a la Cámara, a través de sus comisiones sectoriales y la de Presupuesto y Cuenta Pública, y con independencia de otras obligaciones análogas previstas en este Decreto, todo lo referente a donativos, destino y finalidad de Programas sociales y de subsidios, cancelación, modificación o selección de los mismos, lo relativo al Programa Oportunidades, cambios de partida, descuentos salariales así como a los programas y proyectos de inversión;

IV. Las dependencias y entidades entregarán a la Comisión, a mas tardar el 28 de febrero de 2006, el padrón de beneficiarios de los distintos programas y subsidios, calendarios de entrega, mecanismos y modalidades para la entrega específica de los beneficios derivados de los programas y subsidios;

V. Esta información deberá identificar a los beneficiarios por municipio o demarcación territorial en el caso del Distrito Federal, así como la fecha de afiliación o baja;

VI. A partir de febrero de 2006 las dependencias y entidades reportarán mensualmente a la Cámara la relación de incidencias en la entrega de los beneficios así como modificaciones en la operación de los programas y subsidios, y

VII. Las comisiones de la Cámara harán recomendaciones derivadas del análisis de la información recibida y denunciarán por la vía que corresponda cualquier anomalía o irregularidad.

CAPÍTULO II
De las Disposiciones de Racionalidad y Austeridad Presupuestaria

Artículo 31. Los Poderes Legislativo y Judicial, los organismos públicos autónomos, así como las dependencias y entidades, en el ejercicio de sus respectivos presupuestos, deberán tomar medidas para racionalizar el gasto destinado a las actividades administrativas y de apoyo, sin afectar el cumplimiento de los objetivos y las metas aprobados en este Presupuesto. Entre otras medidas, deberán aplicar las siguientes:

I. En las dependencias y entidades no se otorgarán incrementos salariales a los servidores públicos de mandos medios y superiores, ni a los niveles homólogos;

II. Las contrataciones de asesorías, estudios e investigaciones deberán sujetarse a lo dispuesto en la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y las demás disposiciones aplicables;

III. Para realizar erogaciones por concepto de gastos de orden social, congresos, convenciones, exposiciones, seminarios, espectáculos culturales, simposios o cualquier otro tipo de foro o evento análogo, las unidades administrativas que realicen dichas erogaciones deberán integrar expedientes que incluyan, entre otros, los documentos con los que se acredite la contratación u organización requerida, la justificación del gasto, los beneficiarios, los objetivos y programas a los que se dará cumplimiento;

IV. Las comisiones de personal al extranjero deberá reducirse al número de integrantes estrictamente necesario para la atención de los asuntos de su competencia, así como deberán reducirse los gastos menores y de ceremonial;

V. Sólo podrán aportar cuotas a organismos internacionales, cuando las mismas se encuentren previstas en sus presupuestos autorizados y sean estrictamente indispensables;

VI. Los Poderes Legislativo y Judicial, los organismos públicos autónomos y las dependencias y entidades, deberán optimizar la utilización de los espacios físicos y establecer los convenios necesarios con la Función Pública a fin de utilizar los bienes nacionales disponibles en los términos de las disposiciones aplicables;

VII. Las dependencias y entidades elaborarán un estudio costo ybeneficio de sus representaciones, delegaciones o similares en las entidades federativas;

VIII. Las dependencias y entidades deberán procurar la sustitución de arrendamientos por la utilización de bienes inmuebles ociosos o subutilizados, a efecto de promover la eficiencia en la utilización de dichos bienes, respetando los términos de los respectivos contratos de arrendamiento y evitando costos adicionales. Lo anterior, en los términos de las disposiciones emitidas por la Función Pública.

Las dependencias y entidades podrán optar por el arrendamiento financiero de inmuebles exclusivamente cuando las erogaciones correspondientes representen como mínimo un ahorro del 20 por ciento, en comparación con los recursos que se utilicen para pagar el arrendamiento puro y los gastos asociados al mismo o que para ese efecto pudieran llegar a utilizarse;

IX. Las dependencias y entidades establecerán programas para fomentar el ahorro por concepto de energía eléctrica, combustibles, teléfonos, agua potable, materiales de impresión y fotocopiado, inventarios, así como otros conceptos de gasto corriente, mismos que deberán someter a la consideración de los titulares y órganos de gobierno, respectivamente;

X. Para la autorización de los gastos de representación y de erogaciones para el desempeño de comisiones oficiales, las dependencias y entidades observarán las disposiciones aplicables, y

XI. No podrán destinar recursos de este Presupuesto para actos o eventos de carácter social de inauguración de obras.

Los ahorros generados se destinarán a impulsar los programas y proyectos de inversión de las dependencias y entidades, en los términos de este Presupuesto.

Las dependencias y entidades deberán reportar en los informes trimestrales a la Secretaría y a la Función Pública sobre los ahorros generados como resultado de las medidas a que se refiere este Artículo, así como el destino de los mismos.

Artículo 32. Los Poderes Legislativo y Judicial, los entes públicos federales, las dependencias y las entidades, podrán destinar recursos presupuestarios para actividades de comunicación social a través de la radio y la televisión, siempre y cuando hubieren agotado los tiempos asignados en los medios de difusión del sector público, así como los tiempos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal.

En ningún caso podrán utilizarse tiempos fiscales, tiempos oficiales o recursos presupuestarios con fines de promoción de la imagen institucional, incluyendo la del titular del Ejecutivo Federal.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, supervisará la administración y distribución de los tiempos fiscales otorgados por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo Federal, tiempos que se distribuirán en partes iguales a la Cámara y a la Cámara de Senadores; 10 por ciento al Poder Judicial Federal, y 20 por ciento a los entes públicos federales.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales en periodos fijos de 45 días naturales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este Artículo.

La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía, cada 45 días naturales, sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

Los programas de comunicación social y las erogaciones que conforme a estos programas realicen las dependencias y entidades, deberán ser autorizados por la Secretaría de Gobernación en el ámbito de su competencia, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este Artículo realicen las entidades deberán ser autorizadas de manera previa por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos de gasto al concepto de gasto correspondiente a comunicación social de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente o cuando se requiera para promover la venta de productos de las entidades para que éstas generen mayores ingresos. En ambos supuestos, se requerirá de previa autorización de la Secretaría de Gobernación y de la Secretaría, en el ámbito de sus respectivas competencias. La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía y a la Secretaría de la Función Pública, dentro de los 10 días naturales siguientes a la fecha en la que se emita la autorización, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara, a más tardar el 30 de enero de 2006, un informe que contenga la relación de todos los programas y campañas de comunicación social, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, dicho informe deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. La Cámara emitirá opinión fundada dentro de los 15 días naturales siguientes a la fecha de su recepción.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

a) Los tiempos oficiales sólo podrán destinarse a actividades de difusión, información o promoción de los programas de las dependencias o entidades, así como a las actividades análogas que prevean las leyes aplicables;

b) No se podrán destinar recursos de comunicación social a programas que no estén considerados en este Presupuesto;

c) Las dependencias y entidades del Ejecutivo Federal no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad;

d) Las erogaciones realizadas en materia de comunicación social se acreditarán con órdenes de compra en las que se especifique la tarifa convenida, concepto, descripción del mensaje, destinatarios y pautas de difusión en medios electrónicos, así como la cobertura y circulación certificada del medio en cuestión, y

e) Se dará preferencia, en el marco de las disposiciones aplicables, a la difusión de programas y actividades que aumenten los ingresos de las dependencias y entidades, así como a los programas en materia de protección civil y de seguridad pública.

La Secretaría de Gobernación informará a la Comisión de Radio, Televisión y Cinematografía y a la Secretaría de la Función Pública, en periodos fijos de 45 días naturales, sobre la ejecución de los programas y campañas de comunicación social, así como sobre el ejercicio de las erogaciones a las que se refiere el presente Artículo. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad; empresas prestadoras de los servicios; tiempos contratados, fiscales y oficiales utilizados por cada dependencia y entidad; recursos comprometidos y obligaciones pendientes de pago, por dependencia y entidad.

En el Informe de Avance de la Gestión Financiera se deberá dar cuenta del ejercicio de estos recursos.

Las erogaciones a que se refiere este Artículo deberán reducirse en por lo menos un 10 por ciento a más tardar el último día hábil de marzo. Para realizar dichas reducciones las dependencias y entidades deberán proteger el gasto relacionado con mensajes cuyo objeto sea hacer del conocimiento de la población los beneficios de los programas aprobados en este Presupuesto, concentrando los ajustes a la baja en la difusión de carácter promocional y comercial. Los ajustes a que se refiere este párrafo deberán ser reportados a esta Cámara por la Secretaría de Gobernación en el segundo informe trimestral del presente ejercicio.

Artículo 33. Las dependencias y entidades sólo podrán otorgar donativos cuando cumplan con lo siguiente:

I. Deberán contar con recursos aprobados en sus presupuestos para dichos fines en la partida correspondiente del Clasificador por Objeto del Gasto. Las dependencias y entidades podrán incrementar la asignación original aprobada para dichos fines en sus respectivos presupuestos en situaciones que así se requieran y éstos deberán ser autorizados por el órgano de gobierno a propuesta del titular de la dependencia o entidad, observando los procedimientos establecidos por la Ley;

II. El otorgamiento del donativo deberá ser autorizado en forma indelegable por el titular de la dependencia o entidad y, en este último caso, adicionalmente por el órgano de gobierno. En todos los casos, los donativos serán considerados como otorgados por la Federación;

III. Deberán solicitar a los donatarios que además de ser asociaciones no lucrativas demuestren estar al corriente en sus respectivas obligaciones fiscales y que sus principales ingresos no provienen del Presupuesto, salvo los casos que permitan expresamente las leyes;

IV. Deberán incluir en los informes trimestrales, las erogaciones con cargo a la partida correspondiente, el nombre o razón social y los montos entregados a los beneficiarios, así como los fines específicos para los cuales fueron otorgados los donativos, y

V. Las dependencias y entidades deberán verificar que los donatarios no estén integrados en algún otro padrón de beneficiarios de programas a cargo del Gobierno Federal y que en ningún caso estén vinculados a asociaciones religiosas o a partidos y agrupaciones políticas nacionales, salvo los casos que permitan las leyes. Las dependencias y entidades deberán, además, adoptar como criterio general la equidad en su distribución territorial y el objeto social del donatario.

En ningún caso, las dependencias y entidades podrán otorgar recursos a organizaciones que por irregularidades en su funcionamiento estén sujetas a procesos legales.

Las dependencias y entidades que reciban donativos deberán destinarlos a los fines específicos para los que les fueron otorgados; asimismo, deberán registrar los donativos en sus respectivos presupuestos previamente a su ejecución, de acuerdo con las disposiciones aplicables. Tratándose de las entidades, además se sujetarán a lo determinado por su órgano de gobierno.

Artículo 34. El Ejecutivo Federal, por conducto de la Secretaría, podrá determinar reducciones, diferimientos o cancelaciones de programas y conceptos de gasto de las dependencias y entidades, cuando ello represente la posibilidad de obtener ahorros en función de la productividad y eficiencia de las mismas, cuando dejen de cumplir sus propósitos, o en el caso de situaciones supervenientes. En todo momento, se procurará respetar el presupuesto destinado a los programas destinados al gasto social y de inversión física, y se reportará en los informes trimestrales cuando las variaciones superen 15 mil millones de pesos de los respectivos presupuestos, anexando la estructura programática modificada.

CAPITULO III
De los Servicios Personales

Artículo 35. Las dependencias y entidades se sujetarán a las siguientes disposiciones para ejercer los recursos previstos en sus presupuestos para servicios personales:

I. El gasto en servicios personales, comprende la totalidad de los recursos para cubrir:

a) Las percepciones ordinarias y extraordinarias que se cubren a favor de los servidores públicos a su servicio, incluyendo funcionarios públicos; personal militar; personal docente; personal de las ramas médica, paramédica y grupos afines; policías, controladores aéreos, investigadores y otras categorías; personal de enlace; así como personal operativo de base y confianza;

b) Las aportaciones de seguridad social;

c) Las primas de los seguros que se contratan en favor de los servidores públicos y demás asignaciones autorizadas por la Secretaría en los términos de este Decreto, y

d) Las obligaciones fiscales que, en su caso, generen los pagos a que se refieren los incisos anteriores, conforme a las disposiciones aplicables.

Las dependencias y entidades deberán apegarse a lo dispuesto en el presente Capítulo y a las demás disposiciones aplicables, para el ejercicio de las previsiones a que se refiere el Artículo 36 de este Decreto, así como de las erogaciones que por concepto de servicios personales realicen con cargo a los Capítulos de gasto 4000 Subsidios y Transferencias y 6000 Obras Públicas del Clasificador por Objeto del Gasto para la Administración Pública Federal.

Será responsabilidad de la Secretaría de Educación Pública el ejercicio de los recursos de los capítulos de servicios personales, correspondientes a los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, la cual deberá sujetarse a las disposiciones de este Decreto y a las que emitan la Secretaría y la Función Pública en el ámbito de sus respectivas competencias.

El Ejecutivo Federal, por conducto de la Función Pública, a más tardar el 15 de febrero de 2006 enviará a la Comisión de Presupuesto y Cuenta Pública los términos de referencia y alcance del informe detallado de la composición de plazas autorizadas al 1 de enero de 2006 que se cubren con cargo a este Presupuesto. Dicho informe será presentado el día 30 de mayo de 2006 conforme a lo siguiente:

a) Total de plazas por ramo y entidad y el presupuesto asignado, diferenciando al sector central del paraestatal y dentro de éste a las entidades señaladas en el Anexo 1.D. de este Decreto;

b) Total de plazas que se cubren con transferencias federales y el presupuesto asignado;

c) Total de plazas que corresponden a las áreas sustantivas y a las áreas administrativas y de apoyo, y el presupuesto asignado;

d) Total de plazas del personal operativo de base y de confianza por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado, y

e) Total de plazas del personal de mandos medios y superiores por ramo y entidad. Diferenciar las que están adscritas a áreas administrativas y de apoyo de las áreas sustantivas, especificando el presupuesto asignado.

El informe detallado de la composición de las plazas autorizadas al 1 de enero de 2006 que la Secretaría enviará a la Comisión de Presupuesto y Cuenta Pública, también deberá publicarse en su página electrónica de Internet, y

II. Al realizar el ejercicio y pago por concepto de servicios personales, deberán sujetarse a lo siguiente:

a) A su presupuesto autorizado y a la política de servicios personales que establezca el Ejecutivo Federal. En el caso de las entidades, adicionalmente a lo dispuesto por sus órganos de gobierno;

b) A los tabuladores de percepciones ordinarias en los términos del Artículo 40 de este Decreto y las demás disposiciones aplicables;

c) A la estructura ocupacional registrada y dictaminada por la Secretaría y autorizada por la Función Pública;

d) En materia de incrementos en las percepciones, a las previsiones salariales y económicas a que se refiere el Artículo 36 de este Decreto, aprobadas específicamente para este propósito por la Cámara, y a la política de servicios personales que establezca el Ejecutivo Federal;

e) En lo que les corresponda, a lo dispuesto en las leyes laborales y las leyes que prevean el establecimiento de servicios profesionales de carrera, así como observar las demás disposiciones aplicables;

f) En materia de percepciones extraordinarias, a las disposiciones aplicables y a las autorizaciones correspondientes;

g) Las adecuaciones presupuestarias al gasto en servicios personales deberán realizarse conforme a lo dispuesto en este Decreto y en las demás disposiciones aplicables;

h) Los movimientos que realicen a sus estructuras orgánicas, ocupacionales y salariales, deberán realizarse conforme a las disposiciones aplicables y mediante movimientos compensados, los que en ningún caso incrementarán el presupuesto regularizable para servicios personales del ejercicio fiscal inmediato siguiente, salvo en los casos previstos por este Decreto, conforme a los recursos aprobados específicamente para tal efecto en el Presupuesto y a lo dispuesto en el Artículo 36 de este Decreto;

i) Abstenerse de contraer obligaciones en materia de servicios personales que impliquen compromisos en subsecuentes ejercicios fiscales;

j) Abstenerse de contratar trabajadores eventuales, salvo que tales contrataciones se encuentren previstas en el presupuesto destinado a servicios personales;

k) Dentro de los procesos de descentralización y reasignación de recursos que impliquen la transferencia de recursos humanos a las entidades federativas, no podrán crear nuevas plazas o categorías, por lo que los traspasos se realizarán con las plazas ya existentes y los recursos asignados a sus unidades responsables y programas, observando en lo que corresponda las disposiciones en materia del Servicio Profesional de Carrera en la Administración Pública Federal. Una vez que se transfieran las plazas, éstas se regirán en los términos en que se acordó su reasignación, sin que les sea aplicable lo dispuesto en este Capítulo para las plazas federales;

l) En los traspasos de recursos humanos que se realicen en la Administración Pública Federal derivado de las disposiciones aplicables, no podrá incrementarse la nómina global;

m) A las disposiciones aplicables en materia de promociones de categoría;

n) Queda prohibido a las áreas de recursos humanos de las entidades, determinar o contraer compromisos laborales de cualquier naturaleza que impliquen erogaciones presentes o futuras con cargo al presupuesto, sin contar con la previa autorización presupuestaria a cargo de las áreas de finanzas o sus equivalentes, observando los respectivos estatutos orgánicos y demás disposiciones generales que rigen su gobierno, organización, administración y funcionamiento, y

ñ) Los consejeros y comisarios de la banca de desarrollo que tengan el carácter de servidores públicos, no podrán recibir remuneración adicional alguna por el desempeño de sus funciones en la institución de que se trate.

La Secretaría deberá establecer un monto máximo de remuneración por sesión para cada consejero o comisario independiente; dentro de este rango, los montos para cada consejero o comisario deberán ser aprobados por el órgano de gobierno correspondiente. En ningún caso los consejeros y comisarios independientes podrán recibir estímulos, incentivos, recompensas o remuneración adicionales, como resultado del desempeño de sus funciones en las sesiones, o en las actividades que deriven de éstas.

Artículo 36. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, incluyendo aquéllas de carácter laboral, contingente y de fin de año que se adopten, y que al efecto autorice la Secretaría durante el presente ejercicio, comprendiendo los siguientes conceptos de gasto:

I. Los incrementos a las percepciones, conforme:

a) A la estructura ocupacional autorizada;

b) Al Registro Común de Plantillas de Personal en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

c) A la plantilla de personal tratándose del Fondo de Aportaciones para los Servicios de Salud, y

d) A las plantillas de personal tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal;

II. La creación de plazas, en su caso, y

III. Otras medidas de carácter económico, laboral y contingente.

Las previsiones salariales y económicas a que se refiere este Artículo se distribuyen en el Anexo 12 de este Decreto.

Las previsiones para el incremento a las percepciones, a que se refiere el Anexo 12 de este Decreto, incluyen la totalidad de los recursos para categorías y personal operativo de confianza y sindicalizado, así como personal de enlace, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 12 de este Decreto, incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el Artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades en los informes trimestrales reportarán el impacto de los incrementos salariales en el presupuesto regularizable y, en su caso, las entidades adicionalmente el impacto en el déficit actuarial de pensiones.

Artículo 37. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos del presupuesto de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Las secretarías de la Defensa Nacional y de Marina, podrán realizar traspasos de otros capítulos de gasto al capítulo de servicios personales y viceversa, excepto para la creación de plazas permanentes;

II. Las dependencias distintas a las señaladas en la fracción anterior, así como las entidades apoyadas presupuestariamente, sólo podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en los siguientes casos:

a) Cuando se trate de medidas temporales, no recurrentes, que no afecten el presupuesto regularizable de servicios personales, destinadas para cubrir el cumplimiento de laudos y demás medidas contingentes y laborales; así como para la supervisión de los programas sujetos a reglas de operación señalados en el Artículo 54 de este Decreto, y

b) Cuando derivado de reformas a la legislación fiscal o de resoluciones definitivas de carácter judicial, sea necesario pagar montos adicionales por concepto de contribuciones;

III. Las dependencias distintas a las señaladas en la fracción I, así como las entidades apoyadas presupuestariamente, podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión;

IV. No podrán realizar traspasos del presupuesto de servicios personales a otros ramos, salvo cuando se trate de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas;

b) Reubicación de plazas y sus recursos asociados, por modificaciones en la estructura orgánica y ocupacional de la Administración Pública Federal, conforme a las disposiciones aplicables, y

c) Reubicación de plazas federalizadas y recursos, que soliciten las entidades federativas por conducto de la Secretaría de Educación Pública o de la Secretaría de Salud;

V. No podrán realizar traspasos dentro del presupuesto de servicios personales que afecten el presupuesto regularizable, salvo los que correspondan a modificaciones en las estructuras orgánicas, ocupacionales y salariales, autorizadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, y

VI. Los recursos contenidos en el presupuesto de servicios personales no se podrán ampliar, salvo con cargo a los recursos previstos en el Programa Salarial del Ramo General 23 Provisiones Salariales y Económicas de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, así como en los casos expresamente previstos en el presente Capítulo.

Artículo 38. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos de las medidas salariales y económicas a que se refiere el Artículo 36 de este Decreto, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Con excepción de las secretarías de la Defensa Nacional y de Marina, los montos determinados para cada una de las medidas salariales y económicas no podrán destinarse para sufragar los fines previstos en las otras, salvo cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del Artículo 36 de este Decreto;

II. Con excepción de las secretarías de la Defensa Nacional y de Marina, no podrán traspasar recursos de otros capítulos de gasto para sufragar las medidas salariales y económicas a que se refieren las fracciones I, II y III del Artículo 36 de este Decreto;

III. Las previsiones salariales y económicas a que se refiere el Artículo 36 de este Decreto no podrán ser traspasadas a otros ramos, con excepción de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas, conforme a lo dispuesto en el Artículo 9, fracción IV, de este Decreto, y

b) Traspasos de los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, para cubrir las medidas salariales y económicas de los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, y

IV. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado podrá traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, exclusivamente para sufragar la creación de plazas de rama médica, paramédica y grupos afines.

Artículo 39. Las entidades no apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos en materia de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y de sus órganos de gobierno:

I. No podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, salvo en los siguientes casos:

a) Cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del Artículo 36 de este Decreto;

b) Cuando la Comisión Federal de Electricidad realice traspasos para sufragar la creación de plazas, siempre que para ello disponga de recursos propios para cubrir dicha medida; las plazas se destinen para la generación de nuevos ingresos, y se generen recursos suficientes para cubrir dichas plazas durante la vigencia del proyecto o programa que se trate;

c) Petróleos Mexicanos se sujetará a lo establecido en el Artículo 5 fracción IV, inciso f), de este Decreto, y

d) Cuando derivado de reformas a la legislación fiscal, sea necesario pagar montos adicionales por concepto de contribuciones, y

II. Podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión.

Artículo 40. La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias y con sujeción a este Presupuesto, emitirán un manual que regule las percepciones y prestaciones para los servidores públicos señalados en el Anexo 13 de este Decreto, incluyendo el tabulador de percepciones ordinarias y la actualización de los límites de percepción neta mensual conforme a las disposiciones fiscales. Dicho manual deberá publicarse en el Diario Oficial de la Federación a más tardar el último día hábil de abril de 2006.

Los límites de percepción ordinaria neta mensual autorizados para los servidores públicos de mando y personal de enlace de las dependencias y entidades, se detallan en el Anexo 13 de este Decreto.

Los montos presentados en el Anexo 13 de este Decreto, no consideran incrementos salariales para el presente ejercicio fiscal ni las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal. En el caso de las entidades, las prestaciones económicas que perciben sus servidores públicos de mando, se incluyen dentro de la percepción ordinaria neta mensual.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse un pago por riesgo de hasta 30 por ciento sobre la percepción ordinaria bruta mensual, en los términos de las disposiciones que para tal efecto emita la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario.

Las dependencias y entidades podrán modificar las percepciones de los puestos conforme a las disposiciones que emita la Función Pública, sujetándose a los límites máximos establecidos en el Anexo 13 del presente Decreto, previo dictamen presupuestario de la Secretaría.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables como excepción a lo previsto en el párrafo octavo de este Artículo, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

En caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado para el rango en el cual se están ubicando.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B. de este Decreto, incluye los recursos para cubrir las percepciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este Artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial.

El Ejecutivo Federal informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los servidores públicos de mando; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

Artículo 41. Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los servidores públicos de mando y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios para que los servidores públicos de mando y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones adicionales que, en su caso, se acuerden en el presente ejercicio para el personal de base, con excepción de las de seguridad social y protección al salario.

Asimismo, deberán verificar que las modificaciones relativas a prestaciones que se realicen en el presente ejercicio fiscal, respeten los derechos adquiridos que, por disposición expresa, gocen los servidores públicos de mando y personal de enlace.

Para el caso de los servidores públicos de mando y personal de enlace de nuevo ingreso, sólo les serán aplicables las prestaciones que se encuentren registradas y autorizadas para los respectivos niveles, ante la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias.

Artículo 42. El Ejecutivo Federal, por conducto de la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones, requisitos y condiciones a que se sujetará el otorgamiento de un estímulo anual por cumplimiento de metas institucionales, a los servidores públicos de mando contemplados en la Ley del Servicio Profesional de Carrera en la Administración Pública Federal, del grupo jerárquico a que se refiere el Anexo 13 de este Decreto, en aquellos casos que, conforme a la Ley de Premios, Estímulos y Recompensas Civiles, estén excluidos del sistema general de estímulos y recompensas.

En tanto la Función Pública no emita dichas disposiciones, ninguna dependencia o entidad podrá otorgar estímulo alguno. Tratándose de las entidades, además se sujetarán a los acuerdos de sus respectivos órganos de gobierno.

Dicho estímulo sólo podrá ser otorgado a los servidores públicos de mando y personal de enlace que cuenten con nombramiento y ocupen una plaza presupuestaria. El estímulo consistirá en el pago a que se haga acreedor el servidor público de mando o de enlace que cumpla con lo dispuesto en las disposiciones a que se refiere el párrafo primero del presente Artículo.

En términos de lo dispuesto por la Ley de Premios, Estímulos y Recompensas Civiles, la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones que regulen el sistema de evaluación de desempeño del personal operativo, así como los estímulos y recompensas que, en su caso, apliquen.

Artículo 43. Las percepciones extraordinarias a que se refiere el Artículo 42 de este Decreto, no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta.

Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación.

Las percepciones extraordinarias a que se refiere el párrafo primero del Artículo anterior, sólo podrán cubrirse con cargo a los recursos de los respectivos presupuestos de servicios personales de las dependencias y entidades.

No podrá efectuarse pago alguno con cargo a este Presupuesto por concepto de terminación de encargo, finiquito, liquidación o cualquier otro similar, salvo los casos previstos en la ley, en este Decreto y los derivados de sentencias dictadas por tribunales competentes, así como los convenios que, en su caso, se suscriban en los términos de la legislación laboral.

Artículo 44. Las dependencias y entidades podrán celebrar contratos de prestación de servicios profesionales por honorarios con personas físicas con cargo al capítulo de servicios personales, únicamente cuando se reúnan los siguientes requisitos:

I. Los recursos destinados a celebrar tales contratos deberán estar expresamente previstos para tal efecto en sus respectivos presupuestos aprobados de servicios personales. No podrá incrementarse la asignación original, salvo en el caso de contrataciones para la supervisión de los programas sujetos a reglas de operación, conforme a lo previsto en la fracción IV de este Artículo y al Artículo 37 fracción II, inciso a) de este Decreto;

II. La vigencia de los contratos no podrá exceder del 31 de diciembre de 2006;

III. La persona que se contrate no deberá realizar actividades o funciones equivalentes a las que desempeñe el personal de plaza presupuestaria, salvo en el caso previsto en el párrafo siguiente.

Cuando por las necesidades temporales de la dependencia o entidad sea indispensable realizar contrataciones para desempeñar actividades o funciones equivalentes a las del personal de plaza presupuestaria, se requerirán las autorizaciones de la Secretaría y la Función Pública, previo dictamen técnico y funcional de la misma manera que se requiere para la creación de plazas de estructura, y

IV. El monto mensual bruto que se pacte por concepto de honorarios, no podrá rebasar los límites autorizados por la Secretaría, quedando bajo la estricta responsabilidad de las dependencias y entidades que la retribución que se fije en el contrato guarde estricta congruencia con las actividades encomendadas al prestador del servicio. En el caso de supervisión de los programas sujetos a reglas de operación, el pago mensual de honorarios no podrá rebasar, como máximo, el correspondiente al grupo jerárquico de Jefe de Departamento previsto en el Anexo 13 de este Decreto.

Tratándose de las entidades, además se apegarán a los acuerdos de sus respectivos órganos de gobierno, los que deberán observar y cumplir las disposiciones aplicables.

En todos los casos, los contratos por honorarios deberán reducirse al mínimo indispensable.

En el caso de proyectos financiados con crédito externo, los contratos de prestación de servicios profesionales por honorarios que se celebren, se ajustarán a lo establecido en el presente Artículo, salvo que las condiciones de contratación del crédito establezcan disposiciones diferentes.

La Función Pública emitirá las disposiciones y el modelo de contrato correspondiente para las contrataciones por honorarios a que se refiere este Artículo. Las dependencias y entidades deberán publicar en su respectiva página electrónica de Internet, la lista de los contratos celebrados, la cual deberá actualizarse dentro de los 5 primeros días hábiles de cada mes.

Artículo 45. Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, podrán otorgar estímulos, incentivos o reconocimientos, o ejercer gastos equivalentes a los mismos, de acuerdo con las disposiciones que para estos efectos emitan las autoridades competentes, en los mismos términos del Artículo 42 de este Decreto.

Asimismo, deberán publicar en el Diario Oficial de la Federación a más tardar el 28 de febrero, el manual que regule las percepciones y prestaciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones a que se refieren los párrafos primero y segundo de este Artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y organismos públicos autónomos, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, deberán incluir en sus respectivos proyectos de presupuesto para el siguiente ejercicio fiscal, la información a que se refiere el párrafo tercero de este Artículo.

Los Poderes Legislativo y Judicial, así como los organismos públicos autónomos, serán responsables de proporcionar a la Auditoría Superior de la Federación la información a que se refiere este Artículo.

CAPÍTULO IV
De las Adquisiciones y Obras Públicas

Artículo 46. Para los efectos de los Artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 14 de este Decreto.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado.

Será obligación de las dependencias y entidades publicar la información relativa a las adquisiciones y obras públicas que realicen, en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

CAPÍTULO V
De la Inversión Pública

Artículo 47. Las dependencias y entidades podrán ejercer los montos para programas y proyectos de inversión autorizados en este Presupuesto, cuando en los términos de las disposiciones emitidas por la Secretaría, se haya cumplido con la obligación de presentar el análisis costo y beneficio de los mismos en el que se muestre que son susceptibles de generar beneficios netos para la sociedad, y se encuentren registrados en la cartera de programas y proyectos de inversión que integra la Secretaría.

Los proyectos que se emprendan deberán reflejarse en un incremento en la cobertura de los servicios o de los ingresos públicos, o en un mejor cumplimiento de las funciones públicas. Las dependencias y entidades mantendrán actualizada la información referente a los programas y proyectos de inversión que se integran en la cartera a que se refiere el párrafo anterior. La cartera se hará pública en la página electrónica de Internet de la Secretaría, de conformidad con las disposiciones en materia de transparencia y acceso a la información pública.

Para el caso de los proyectos de inversión señalados en el Tomo VI las dependencias y entidades ejecutoras de dichos proyectos solicitarán su registro en la cartera de programas y proyectos de inversión, conforme a las disposiciones aplicables, a más tardar el 28 de febrero de 2006. La Secretaría informará a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados respecto de los proyectos incluidos en la cartera de inversión o, en su defecto, de las causas que motivaron su exclusión a más tardar el 15 de marzo de 2006.

En los informes trimestrales se dará cuenta a la Cámara sobre la ejecución de los mismos. La Secretaría mantendrá actualizada la cartera de programas y proyectos de inversión del sector público y serán públicos en la página electrónica de Internet, en los términos de la normatividad aplicable.

Las dependencias y entidades podrán destinar, en los términos de este Decreto y de las demás disposiciones aplicables, los recursos provenientes tanto de ahorros presupuestarios y subejercicios, como de ingresos excedentes en los términos, respectivamente, de los Artículos 20 y 25 de este Decreto, a programas y proyectos de inversión que cuenten con el análisis costo y beneficio correspondiente y se encuentren registrados en la cartera de programas y proyectos de inversión.

Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, serán responsables de:

I. Identificar el gasto de capital y el gasto asociado a éste, así como el impacto en el costo de operación y mantenimiento del uso de estos activos, en programas y proyectos de inversión que contribuyan al cumplimiento de los objetivos, metas e indicadores de desempeño de los mismos de acuerdo al presupuesto autorizado;

II. Promover una mayor capacitación de los funcionarios públicos en materia de evaluación social y económica de los programas y proyectos de inversión;

III. Que los programas y proyectos de inversión que realicen, comprendidos en los Tomos IV y VI de este Presupuesto, generen beneficios netos para la sociedad y cuenten con la autorización de inversión correspondiente, en los términos de las disposiciones aplicables;

IV. Otorgar prioridad a la realización de los programas y proyectos de inversión que generen mayores beneficios netos;

V. Observar las disposiciones emitidas por la Secretaría en materia de programas y proyectos de inversión;

VI. Asegurar las mejores condiciones en cuanto a precio, calidad, financiamiento, oportunidad y demás circunstancias pertinentes en los contratos que se celebren, considerando lo previsto en los tratados internacionales en la materia y demás disposiciones aplicables;

VII. Estimular la coinversión y promover la participación de los sectores social y privado y de los distintos órdenes de gobierno en los programas y proyectos de inversión que impulsa el sector público;

VIII. Realizar las inversiones financieras cuando sean estrictamente necesarias, con la autorización de la Secretaría, y orientarlas a los programas sectoriales de mediano plazo, y

IX. Reportar a la Secretaría sobre el desarrollo de los programas y proyectos de inversión, incluyendo la comparación de los costos y beneficios considerados en el último análisis presentado a la Secretaría para actualizar la cartera de programas y proyectos de inversión, con aquellos costos y beneficios efectivamente observados; los avances físicos y financieros, y la evolución de los compromisos en el caso de los proyectos a que se refiere el Artículo 50 de este Decreto.

La Secretaría deberá difundir conforme a lo establecido en el párrafo primero del Artículo 75 de este Decreto, los análisis costo y beneficio de los programas y proyectos de inversión autorizados, salvo aquella información que la propia dependencia o entidad interesada haya señalado como de carácter reservado en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Artículo 48. Los programas y proyectos de inversión que se señalan en este Artículo deberán contar con el dictamen favorable sobre el análisis de factibilidad técnica, económica y ambiental y, en su caso, sobre el proyecto ejecutivo de obra pública. Antes de iniciar alguno de los procedimientos de contratación previstos en las disposiciones aplicables, las dependencias y entidades deberán obtener y enviar el dictamen en los términos que establezca la Secretaría, para:

I. Los nuevos proyectos de infraestructura productiva de largo plazo;

II. Los nuevos programas y proyectos de inversión presupuestaria en infraestructura de hidrocarburos, eléctrica y de transporte, incluyendo carreteras, cuyo monto total de inversión sea mayor a 100 millones de pesos y, en el caso de infraestructura hidráulica, mayor a 50 millones de pesos, y

III. Las adiciones que representen un incremento mayor a 25 por ciento, en términos reales, del monto total de inversión registrado conforme al último análisis costo y beneficio presentado para actualizar la cartera de programas y proyectos de inversión, tanto de los proyectos de infraestructura productiva de largo plazo, como de inversión presupuestaria cuyo monto total y tipo de infraestructura correspondan a lo señalado en la fracción II de este Artículo.

Los honorarios del dictaminador deberán cubrirse por las propias dependencias y entidades con cargo a sus respectivos presupuestos o, en su caso, en los términos que establezca la Secretaría.

La Secretaría integrará la relación de los programas y proyectos de inversión a que se refiere este Artículo que hayan sido dictaminados, incluyendo el sentido del dictamen y el responsable de su elaboración de acuerdo con la información remitida por las dependencias y entidades, e incorporará esta relación en los informes trimestrales.

Artículo 49. Sólo podrán ser autorizados como proyectos de infraestructura productiva de largo plazo en los términos establecidos en los Artículos 18, párrafo tercero, de la Ley General de Deuda Pública; 30 párrafo segundo, de la Ley de Presupuesto, Contabilidad y Gasto Público Federal; 17 fracción VIII, 21, 38-A, 38-B y 108-A de su Reglamento, y en las disposiciones emitidas por la Secretaría, los compromisos que asuman las entidades incluidas en el Anexo 1.D. de este Decreto, para adquirir en propiedad bienes de infraestructura productivos construidos por el sector privado y financiados por el mismo o por terceros.

La adquisición de los bienes productivos a que se refiere el párrafo anterior, únicamente podrá autorizarse por las siguientes causas:

I. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión directa, por ser el objeto principal de un contrato, o

II. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión condicionada, por tener la obligación de adquirirlos, habiéndose derivado esta obligación del incumplimiento por parte de la entidad o por causas de fuerza mayor, ambas previstas expresamente en un contrato cuyo objeto principal no sea dicha adquisición, sino el suministro de algún bien o servicio a la entidad.

Las entidades no podrán celebrar contratos en la modalidad de proyectos de infraestructura productiva de largo plazo, si no se pacta de forma específica la inversión correspondiente y, en su caso, los términos y condiciones de los cargos financieros que se causen.

Las entidades únicamente podrán realizar pagos, a partir de que reciban a su satisfacción los bienes y servicios materia del contrato, y éstos se encuentren en condiciones de generar los ingresos que permitan cumplir con las obligaciones pactadas.

Los pagos que las entidades deban efectuar por causas de incumplimiento contractual, diferentes a las establecidas en la fracción II de este Artículo, no podrán tener el tratamiento de proyecto de infraestructura productiva de largo plazo, y deberán ser cubiertos con cargo a sus respectivos presupuestos.

Los ingresos que genere cada proyecto de infraestructura productiva de largo plazo, durante la vigencia de su financiamiento, sólo podrán destinarse al pago de las obligaciones fiscales atribuibles al propio proyecto, las de inversión física y costo financiero del mismo, así como de todos sus gastos de operación y mantenimiento y demás gastos asociados, de conformidad con lo dispuesto en los Artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los remanentes serán destinados a programas y proyectos de inversión de las propias entidades, distintos a proyectos de infraestructura productiva de largo plazo o al gasto asociado de éstos. Las entidades deberán informar a la Secretaría sobre el origen, monto y destino de los remanentes a que se refiere este párrafo, en los términos de las disposiciones aplicables. En el Tomo IV de este Presupuesto se especifican a nivel de flujo los ingresos y las erogaciones para cubrir las obligaciones de cada proyecto.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán identificar dentro de la contabilidad de cada proyecto los ingresos asociados, así como todos los egresos atribuibles al mismo, es decir, obligaciones fiscales, inversión física y costo financiero, gastos de operación y mantenimiento, y demás gastos asociados.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán llevar registros presupuestarios y contables con el objeto de identificar los montos equivalentes a los ingresos netos disponibles antes de cubrir las obligaciones fiscales y una vez cubiertas las erogaciones necesarias para obtenerlos. Los ingresos netos deberán ser medidos en términos de los flujos de efectivo que genere cada proyecto hasta el finiquito del contrato respectivo por el pago total.

Para efectos de los informes trimestrales, las dependencias y entidades deberán enviar a la Secretaría el informe sobre el avance físico y financiero, así como la evolución de compromisos y los flujos de ingresos y gastos de cada proyecto de infraestructura productiva de largo plazo que tengan autorizado en este Presupuesto.

Para los proyectos de infraestructura productiva de largo plazo a iniciar mediante alguno de los procedimientos de contratación previstos en las disposiciones aplicables, se procurará que los compromisos futuros que éstos originen, acumulados a aquéllos de los proyectos que ya hubieran iniciado algún procedimiento de contratación, o que ya estuvieran operando, sean acordes con las posibilidades agregadas de gasto y de financiamiento del sector público federal.

Se deberá remitir la información a la Comisión de Presupuesto y Cuenta Pública y de Energía de la Cámara de los proyectos de infraestructura productiva de largo plazo, que incluya:

i) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos;

ii) Los costos de los proyectos y las amortizaciones derivadas de los mismos, y

iii) Un análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal y las entidades con respecto a los proyectos de que se trate.

El Ejecutivo Federal informará en la Cuenta Pública, de manera clara y precisa sobre la evolución de estos proyectos, de conformidad con las disposiciones aplicables.

Artículo 50. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, por la cantidad señalada en el Anexo 15.A. del Decreto, correspondientes a la Comisión Federal de Electricidad y a Petróleos Mexicanos.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 15.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo IV de este Presupuesto.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 15.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 15.D. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Los proyectos de infraestructura productiva de largo plazo de inversión condicionada, tendrán el tratamiento de proyectos de infraestructura productiva de largo plazo de inversión directa, sólo en el caso de que surja la obligación de adquirir los bienes en los términos del contrato respectivo. En caso de que surja la obligación de adquirir dichos bienes en el presente ejercicio fiscal, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 15.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 15.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo IV de este Presupuesto y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este Artículo se detallan en el Tomo IV de este Presupuesto.

En el informe de finanzas públicas del cuarto trimestre se deberá detallar los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información además se deberá publicar en la página electrónica de Internet de la entidad responsable.

CAPÍTULO VI
De los Subsidios y Transferencias

Artículo 51. El Ejecutivo Federal, por conducto de la Secretaría, autorizará la ministración de los subsidios y transferencias que con cargo a los presupuestos de las dependencias y entidades se prevén en este Decreto.

Los titulares de las dependencias y entidades con cargo a cuyos presupuestos se autorice la ministración de subsidios y transferencias serán responsables, en el ámbito de sus competencias, de que éstos se otorguen y ejerzan conforme a lo establecido en este Decreto y en las demás disposiciones aplicables.

Las dependencias y entidades deberán prever en las reglas de operación a que se refiere el Artículo 54 de este Decreto o en los instrumentos jurídicos a través de los cuales se canalicen subsidios, la obligación de reintegrar a la Tesorería de la Federación los recursos que no se destinen a los fines autorizados y aquéllos que al cierre del ejercicio no se hayan devengado, en los términos previstos en el Artículo 29 de este Decreto. Lo anterior, sin perjuicio de las adecuaciones presupuestarias que se realicen durante el ejercicio para un mejor cumplimiento de los objetivos de los programas, en los términos del Artículo 18 de este Decreto.

Los subsidios cuyos beneficiarios sean los gobiernos de las entidades federativas y, en su caso, de los municipios, se considerarán devengados a partir de la entrega de los recursos a dichos órdenes de gobierno.

Los subsidios cuyos beneficiarios sean personas físicas o, en su caso, personas morales distintas a entidades federativas y municipios, se considerarán devengados desde el momento en el que sean identificados dichos beneficiarios, siempre y cuando se identifiquen antes del 31 de diciembre y con independencia de la fecha en la que dichos recursos se pongan a disposición para el cobro correspondiente, a través de los mecanismos previstos en sus reglas de operación y en las demás disposiciones aplicables.

Asimismo, las dependencias o la Secretaría podrán suspender las ministraciones de recursos a los órganos administrativos desconcentrados o a las entidades, cuando éstos no remitan, en un plazo de 35 días hábiles, la información solicitada en los términos requeridos, en materia de subsidios, transferencias y programas a que se refiere el Artículo 54 de este Decreto. Las dependencias que suspendan la ministración de recursos deberán informar al respecto a la Secretaría, a más tardar el día hábil siguiente en que tomen dicha medida.

Artículo 52. Los subsidios deberán sujetarse a los criterios de objetividad, equidad, transparencia, publicidad, selectividad, oportunidad y temporalidad, para lo cual las dependencias y entidades que los otorguen deberán:

I. Identificar con precisión a la población objetivo, tanto por grupo específico como por región del país, entidad federativa y municipio y, en el caso, de los productores rurales su elegibilidad se establecerá en función del tipo y tamaño de la tenencia de la tierra;

II. En su caso, prever montos máximos por beneficiario y por porcentaje del costo total del proyecto.

En los programas de beneficio directo a individuos o grupos sociales, los montos y porcentajes se establecerán con base en criterios redistributivos que deberán privilegiar a la población de menores ingresos y procurar la equidad entre regiones y entidades federativas, sin demérito de la eficiencia en el logro de los objetivos.

Lo dispuesto en esta fracción sólo será aplicable para los subsidios que correspondan al gasto programable, a fideicomisos y los que provengan de recursos propios de entidades;

III. Procurar que el mecanismo de distribución, operación y administración otorgue acceso equitativo y transparente a todos los grupos sociales y géneros;

IV. Garantizar que los recursos se canalicen exclusivamente a la población objetivo y asegurar que el mecanismo de distribución, operación y administración facilite la obtención de información y la evaluación de los beneficios económicos y sociales de su asignación y aplicación; así como evitar que se destinen recursos a una administración costosa y excesiva;

V. Incorporar mecanismos periódicos de seguimiento, supervisión y evaluación que permitan ajustar las modalidades de su operación o decidir sobre su terminación;

VI. En su caso, buscar fuentes alternativas de ingresos para lograr una mayor autosuficiencia y una disminución o terminación de los apoyos con cargo a recursos presupuestarios;

VII. Asegurar la coordinación de acciones entre dependencias y entidades, para evitar duplicación en el ejercicio de los recursos y reducir gastos administrativos;

VIII. Garantizar la oportunidad y temporalidad en su otorgamiento.

Las dependencias y entidades que otorguen subsidios deberán remitir a la Secretaría, a más tardar el último día hábil de junio, un análisis sobre las acciones que se llevarán a cabo para eliminar la necesidad de su posterior otorgamiento;

IX. Procurar que sea el medio más eficaz y eficiente para alcanzar los objetivos y metas que se pretenden;

X. Propiciar la protección del medio ambiente y el uso racional de los recursos naturales;

XI. Informar en los términos del Artículo 73 de este Decreto, incluyendo el importe de los recursos;

XII. En todos los casos se deberá prever el otorgamiento de plazos razonables para la inscripción de los candidatos a recibir los subsidios cuando ésta se requiera, mismo que en ningún caso será menor a 22 días hábiles, a partir de la apertura oficial del programa, y

XIII. Promover la utilización de las entidades de ahorro y crédito popular para fortalecer la eficiencia y la transparencia en el otorgamiento de subsidios.

Las transferencias destinadas a cubrir el déficit de operación y los gastos de administración asociados con el otorgamiento de subsidios de las entidades, serán otorgadas de forma excepcional y temporal, siempre que se justifique ante la Secretaría su beneficio económico y social. Estas transferencias se sujetarán a lo establecido en las fracciones V, VI y VIII a XI de este Artículo.

Artículo 53. Las dependencias y entidades deberán informar a la Secretaría previamente a la realización de cualquier modificación en el alcance o modalidades de sus programas, políticas de precios, adquisiciones, arrendamientos, garantías de compra o de venta, cambios en la población objetivo, o cualquier otra acción que implique variaciones en los subsidios y las transferencias presupuestadas, o en los resultados de su balance primario. Cuando dichas modificaciones impliquen una adecuación presupuestaria o una modificación en los alcances de los programas, se requerirá autorización de la Secretaría, sujetándose en su caso a lo establecido en el Artículo 25 de este Decreto en materia de ampliaciones líquidas.

Para evitar la duplicación en el ejercicio de los recursos a que se refiere la fracción VII del Artículo 52 de este Decreto, se efectuarán las adecuaciones presupuestarias que correspondan en los términos de las disposiciones aplicables.

(Continúa en la Segunda Sección)

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Job : 72
Date: 8/4/2006
Time: 1:06:43 PM

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SEGUNDA SECCION

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

LEY de Ingresos de la Federación para el Ejercicio Fiscal de 2006.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2006

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2006, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	***1,339,787.1***
I. Impuestos:	**836,812.4**
1. Impuesto sobre la renta.	374,923.5
2. Impuesto al activo.	13,412.5
3. Impuesto al valor agregado.	335,746.8
4. Impuesto especial sobre producción y servicios:	56,158.9
A. Gasolinas, diesel para combustión automotriz.	18,569.7
B. Bebidas con contenido alcohólico y cerveza:	20,163.4
a) Bebidas alcohólicas.	5,651.2
b) Cervezas y bebidas refrescantes.	14,512.2
C. Tabacos labrados.	16,365.0
D. Aguas, refrescos y sus concentrados.	1,060.8
5. Impuesto sobre tenencia o uso de vehículos.	15,378.2
6. Impuesto sobre automóviles nuevos.	5,298.7
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	4,838.5
9. Impuestos al comercio exterior:	21,701.7
A. A la importación.	21,701.7
B. A la exportación.	0.0
10. Accesorios.	9,353.6
II. Contribuciones de mejoras:	**16.0**

		Contribución de mejoras por obras públicas de infraestructura hidráulica.	16.0
III.		**Derechos:**	**429,943.7**
	1.	Servicios que presta el Estado en funciones de derecho público:	3,870.3
	A.	Secretaría de Gobernación.	952.9
	B.	Secretaría de Relaciones Exteriores.	1,393.9
	C.	Secretaría de la Defensa Nacional.	0.0
	D.	Secretaría de Marina.	0.0
	E.	Secretaría de Hacienda y Crédito Público.	88.6
	F.	Secretaría de la Función Pública.	0.0
	G.	Secretaría de Energía.	16.0
	H.	Secretaría de Economía.	145.0
	I.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	18.8
	J.	Secretaría de Comunicaciones y Transportes.	829.8
	K.	Secretaría de Medio Ambiente y Recursos Naturales.	35.5
	L.	Secretaría de Educación Pública.	322.1
	M.	Secretaría de Salud.	2.2
	N.	Secretaría del Trabajo y Previsión Social.	0.7
	Ñ.	Secretaría de la Reforma Agraria.	51.5
	O.	Secretaría de Turismo.	0.9
	P.	Secretaría de Seguridad Pública.	12.4
	2.	Por el uso o aprovechamiento de bienes del dominio público:	8,381.0
	A.	Secretaría de Hacienda y Crédito Público.	0.6
	B.	Secretaría de la Función Pública.	0.0
	C.	Secretaría de Economía.	441.5
	D.	Secretaría de Comunicaciones y Transportes.	2,677.9
	E.	Secretaría de Medio Ambiente y Recursos Naturales.	5,210.0
	F.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	51.0
	G.	Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derecho a los hidrocarburos.	417,692.4
	A.	Derecho ordinario sobre hidrocarburos.	377,605.6
	B.	Derecho sobre hidrocarburos para el fondo de estabilización.	39,823.0
	C.	Derecho extraordinario sobre exportación de petróleo crudo.	0.0
	D.	Derecho para el Fondo de investigación científica y tecnológica en materia de energía.	248.9

		E.	Derecho para la fiscalización petrolera.	14.9
		F.	Derecho adicional.	0.0
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**			**50,981.7**
V.	**Productos:**			**6,278.1**
	1.		Por los servicios que no correspondan a funciones de derecho público.	71.6
	2.		Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	6,206.5
		A.	Explotación de tierras y aguas.	0.0
		B.	Arrendamiento de tierras, locales y construcciones.	1.3
		C.	Enajenación de bienes:	1,412.1
			a) Muebles.	1,246.1
			b) Inmuebles.	166.0
		D.	Intereses de valores, créditos y bonos.	2,855.2
		E.	Utilidades:	1,937.9
			a) De organismos descentralizados y empresas de participación estatal.	0.0
			b) De la Lotería Nacional para la Asistencia Pública.	458.1
			c) De Pronósticos para la Asistencia Pública.	1,274.3
			d) Otras.	205.5
		F.	Otros.	0.0
VI.	**Aprovechamientos:**			**15,755.2**
	1.		Multas.	1,068.0
	2.		Indemnizaciones.	679.8
	3.		Reintegros:	254.3
		A.	Sostenimiento de las Escuelas Artículo 123.	12.8
		B.	Servicio de Vigilancia Forestal.	0.5
		C.	Otros.	241.0
	4.		Provenientes de obras públicas de infraestructura hidráulica.	154.2
	5.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
	6.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
	7.		Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
	8.		Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
	9.		Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.1
	10.		5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0

	11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	342.9
	12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	256.6
	13.	Regalías provenientes de fondos y explotaciones mineras.	0.0
	14.	Aportaciones de contratistas de obras públicas.	16.5
	15.	Destinados al Fondo para el Desarrollo Forestal:	1.3
		A. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
		B. De las reservas nacionales forestales.	0.1
		C. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	1.2
		D. Otros conceptos.	0.0
	16.	Cuotas Compensatorias.	383.5
	17.	Hospitales Militares.	0.0
	18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.1
	19.	Recuperaciones de capital:	236.6
		A. Fondos entregados en fideicomiso, a favor de entidades federativas y empresas públicas.	1.3
		B. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	235.3
		C. Inversiones en obras de agua potable y alcantarillado.	0.0
		D. Desincorporaciones.	0.0
		E. Otros.	0.0
	20.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	107.4
	21.	Rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios.	0.0
	22.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	1,122.9
	23.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
	24.	Otros:	11,131.0
		A. Remanente de operación del Banco de México.	0.0
		B. Utilidades por Recompra de Deuda.	0.0
		C. Rendimiento mínimo garantizado.	3,158.7
		D. Otros.	7,972.3
B.		***INGRESOS DE ORGANISMOS Y EMPRESAS***	***613,712.9***
VII.		**Ingresos de organismos y empresas:**	**483,381.9**
	1.	Ingresos propios de organismos y empresas:	483,381.9
		A. Petróleos Mexicanos.	260,364.0
		B. Comisión Federal de Electricidad.	176,820.5

		C.	Luz y Fuerza del Centro.	537.5
		D.	Instituto Mexicano del Seguro Social.	10,845.0
		E.	Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	34,814.9
	2.		Otros ingresos de empresas de participación estatal.	0.0
VIII.			**Aportaciones de seguridad social:**	**130,331.0**
	1.		Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.		Cuotas para el Seguro Social a cargo de patrones y trabajadores.	130,331.0
	3.		Cuotas del Sistema de Ahorro para el Retiro a cargo de los Patrones.	0.0
	4.		Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	5.		Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C.			***INGRESOS DERIVADOS DE FINANCIAMIENTOS***	***20,000.0***
IX.			**Ingresos derivados de financiamientos:**	**20,000.0**
	1.		Endeudamiento neto del Gobierno Federal:	201,779.2
		A.	Interno.	201,779.2
		B.	Externo.	0.0
	2.		Otros financiamientos:	20,000.0
		A.	Diferimiento de pagos.	20,000.0
		B.	Otros.	0.0
	3.		Superávit de organismos y empresas de control presupuestario directo (se resta).	201,779.2
TOTAL				**1,973,500.0**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio de 2006, se estima una recaudación federal participable por 1 billón 139 mil 400.4 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 35 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2006, en relación con las estimaciones que se señalan en este artículo.

Se estima que el pago en especie, durante el ejercicio fiscal de 2006, en términos monetarios, del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968 y cuyo pago se regula en el decreto publicado el 10 de octubre de 2002, ascenderá al equivalente de 2,540.2 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, por un monto de endeudamiento neto interno hasta por 222 mil millones de pesos. Asimismo, podrá contratar endeudamiento interno adicional al autorizado, siempre que se obtenga una disminución de la deuda pública externa por un monto equivalente al del endeudamiento interno neto adicional asumido. El Ejecutivo Federal, queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar obligaciones del Sector Público Federal a efecto de obtener un monto de desendeudamiento neto externo de al menos 500 millones de dólares de los Estados Unidos de América. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2006 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2006, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el presente ejercicio.

Del ejercicio de estas facultades, el Ejecutivo Federal dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público dentro de los 35 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil, la fecha límite se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal, durante el ejercicio fiscal de 2006, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta

de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación, el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a Financiera Nacional Azucarera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo y a las Sociedades Nacionales de Crédito que integran el Sistema Banrural contempladas en el Artículo Transitorio Tercero de la Ley Orgánica de la Financiera Rural, todas en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, y en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en los términos de la presente autorización, estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las Instituciones de Banca de Desarrollo conforme a sus respectivas Leyes Orgánicas.

Se autoriza a la banca de desarrollo y fondos de fomento un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 35 mil 576 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2006 y a los programas establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

El monto autorizado a que hace referencia el párrafo anterior podrá ser adecuado previa autorización de su Consejo de Administración y con la opinión favorable de la Secretaría de Hacienda y Crédito Público; debiendo informarse al H. Congreso de la Unión cada trimestre sobre las modificaciones.

Artículo 3o. Se autoriza al Distrito Federal a contratar y ejercer créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 1 mil 600 millones de pesos para el financiamiento de obras y proyectos de inversión contemplados en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2006, con la siguiente distribución:

Unidad Ejecutora del Gasto	Porcentaje
Sistema de Transporte Colectivo Metro	68%
Secretaría de Obras y Servicios	14%
Delegaciones	11%
Sistema de Aguas de la Cd. de México	6%
Fondo de Seguridad Pública del DF	1%
Total del Endeudamiento Bruto	**100%**

El endeudamiento a que se refiere este artículo se ejercerá de acuerdo a lo siguiente:

1. El endeudamiento debe de contratarse con apego a lo establecido en la Ley General de Deuda Pública. Los proyectos y programas que se financien a través de endeudamiento deberán contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2006 y deberán apegarse a las disposiciones legales aplicables.
2. El endeudamiento deberá contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunde en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del Gobierno Federal.
3. El monto de los desembolsos de los recursos crediticios y el ritmo al que procedan deberá conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando tales obras, de manera que el ejercicio y aplicación de los recursos crediticios deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. En todo caso, el desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras y proyectos que ya hubieren sido adjudicados bajo la normatividad correspondiente.

4. El Gobierno del Distrito Federal informará trimestralmente al Congreso de la Unión sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su origen y fuente de financiamiento, especificando las características financieras de las operaciones realizadas.

5. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones.

6. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión deberán contener un apartado específico de deuda pública, de acuerdo a lo siguiente:

   I. Evolución de la deuda pública durante el periodo que se informe.

   II. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

   III. Colocación de deuda autorizada, por entidad receptora, y aplicación a programas, subprogramas y proyectos específicos.

   IV. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

   V. Servicio de la deuda.

   VI. Costo financiero de la deuda.

   VII. Reestructuración o recompras.

   VIII. Evolución por línea de crédito.

   IX. Programa de colocación para el resto del ejercicio fiscal.

7. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2006, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2006.

Artículo 4o. En el ejercicio fiscal de 2006, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 684 mil 947.8 millones de pesos, de acuerdo con la siguiente distribución:

	Directa	**Condicionada**	**Total**
I. Comisión Federal de Electricidad	61,456.0	66,840.0	128,296.0
II. Petróleos Mexicanos	554,584.7	2,067.1	556,651.8
Total	**616,040.7**	**68,907.1**	**684,947.8**

Los ingresos anuales a que se refiere este artículo, que genere cada proyecto durante la vigencia de su financiamiento, sólo podrán destinarse al pago de cada año de las obligaciones atribuibles al propio proyecto, incluyendo todos sus gastos de operación, mantenimiento y demás gastos asociados, en los términos del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006 y de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los ingresos excedentes no podrán ser destinados a gasto corriente.

A más tardar el 31 de enero las entidades deberán enviar a la Secretaría de Hacienda y Crédito Público, los montos de las obligaciones fiscales referidas en el párrafo anterior, atribuibles a cada proyecto de infraestructura productiva de largo plazo durante el ejercicio fiscal de 2006.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán identificar dentro de la contabilidad de cada proyecto los ingresos asociados, así como todos los egresos atribuibles a dichos proyectos, que incluye obligaciones fiscales, inversión física y costo financiero, gastos de operación, de mantenimiento y demás gastos asociados.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento, por 65 mil 256.8 millones de pesos que corresponden a proyectos de inversión directa y condicionada, de acuerdo con la siguiente distribución:

	Inversión Financiada Directa	Inversión Financiada Condicionada	Total
I. Comisión Federal de Electricidad	35,198.9	1,650.3	36,849.2
II. Petróleos Mexicanos	28,407.6	0.0	28,407.6
Total	**63,606.5**	**1,650.3**	**65,256.8**

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II

De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, Pemex Exploración y Producción deberá realizar los anticipos que a continuación se señalan:

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 585 millones 597 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 4,110 millones 437 mil pesos. Estos anticipos incluyen ADEFAS de 2005 por un monto de 49,879.9 mdp. Estos anticipos se acreditarán contra el derecho que resulte en la declaración anual.

Durante el ejercicio fiscal de 2006 Pemex Exploración y Producción no efectuará los pagos provisionales mensuales del derecho ordinario sobre hidrocarburos, en los términos previstos en el Capítulo XII del Título II de la Ley Federal de Derechos y sus disposiciones transitorias.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 54 millones 495 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Los pagos mínimos diarios por concepto del impuesto especial sobre producción y servicios por la enajenación de gasolinas y diesel, se podrán modificar cuando los precios de dichos productos varíen, para lo cual se aplicará sobre los pagos mínimos diarios un factor que será equivalente al aumento o disminución porcentual que registren los productos antes señalados, el cual será determinado por la Secretaría de Hacienda y Crédito Público, a más tardar el tercer día posterior a su modificación.

Cuando las gasolinas y el diesel registren diferentes por cientos de incremento, la Secretaría de Hacienda y Crédito Público determinará el factor a que se refiere el párrafo anterior, tomando en consideración el aumento o la disminución promedio ponderado de dichos productos, de acuerdo con el consumo que de los mismos se haya presentado durante el trimestre inmediato anterior a la fecha de incremento de los precios.

Cuando en un lugar o región del país se establezca un sobreprecio al precio de la gasolina, no se estará obligado al pago del impuesto especial sobre producción y servicios por dicho sobreprecio en la enajenación de este combustible.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece el artículo 2-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios, podrán disminuir el monto que resulte de dicha tasa negativa, del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes, se podrá acreditar contra el Derecho Ordinario sobre Hidrocarburos, que establece el artículo 254 de la Ley Federal de Derechos.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex Exploración y Producción, estarán a lo siguiente:

a) Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30%. El rendimiento neto a que se refiere este párrafo, se determinará restando de la totalidad de los ingresos del ejercicio, el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

b) A cuenta del impuesto sobre rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex Exploración y Producción, deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 6 millones 628 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 46 millones 524 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2007 y contra el impuesto que resulte, se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Aprovechamiento sobre rendimientos excedentes.

Cuando en el mercado internacional el precio promedio ponderado acumulado mensual del barril del petróleo crudo mexicano exceda de 36.50 dólares de los Estados Unidos de América, Pemex Exploración y Producción pagará un aprovechamiento que se calculará aplicando la tasa del 6.5% sobre el rendimiento excedente acumulado, que se determinará multiplicando la diferencia entre el valor promedio ponderado acumulado del barril de crudo y 36.50 dólares de los Estados unidos de América por el volumen total de exportación acumulado de hidrocarburos.

La recaudación anual que genere la aplicación del aprovechamiento sobre rendimientos excedentes, se destinarán en su totalidad a las Entidades Federativas en los términos que disponga el Presupuesto de Egresos de la Federación.

Para los efectos de lo establecido en esta fracción, Pemex Exploración y Producción calculará y efectuará anticipos trimestrales a cuenta del aprovechamiento anual, que se pagarán a más tardar el último día hábil de

los meses de abril, julio y octubre de 2006 y enero de 2007. Pemex Exploración y Producción presentará ante la Tesorería de la Federación una declaración anual por este concepto a más tardar el último día hábil del mes de marzo de 2007, en la que podrá acreditar los anticipos trimestrales enterados en el ejercicio.

Este Aprovechamiento se acreditará contra el Derecho sobre Hidrocarburos para el Fondo de Estabilización o en caso de resultar insuficiente, contra el Derecho Ordinario sobre Hidrocarburos, previstos en los artículos 256 y 254, respectivamente, de la Ley Federal de Derechos.

VIII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones, aprovechamientos y productos, que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos diarios y semanales, establecidos en este artículo, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público, en los meses de abril, julio y octubre de 2006 y enero de 2007 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74% del valor total de las enajenaciones de gasolina PEMEX Magna y PEMEX Premium, que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto, podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del propio Banco de México y los concentrará en la Tesorería de la Federación.

Para dar cumplimiento a lo establecido en el artículo 257, último párrafo de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2006, será por una estimación máxima de 3,478.0 y 1,868.3 miles de barriles diarios en promedio, respectivamente.

Capítulo III

De las Facilidades Administrativas y Estímulos Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75% mensual sobre los saldos insolutos.

II. Cuando conforme al Código Fiscal de la Federación, se permita que la tasa de recargos por prórroga incluya actualización, se aplicarán sobre los saldos las siguientes tasas, durante los periodos que a continuación se señalan:

a) Tratándose de pagos a plazos en parcialidades hasta 12 meses, la tasa de recargos será del 1% mensual.

b) Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25% mensual.

c) Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.50% mensual.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Asimismo, se ratifican los convenios que se hayan celebrado entre la Federación por una parte y los Estados, organismos autónomos por disposición Constitucional de éstos y los Municipios, por la otra, en los cuales se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las Entidades Federativas, por la otra, en los cuales se señalen los incentivos que perciben las propias Entidades Federativas y, en su caso, los municipios, por las mercancías ó vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del fisco federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6-bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2006, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2006, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2006, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los aprovechamientos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2006, sólo surtirán sus efectos para dicho año y, en su caso, se señalará el destino específico que se apruebe para los aprovechamientos que perciba la dependencia -correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se podrá destinar a la capitalización de los Bancos de Desarrollo.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2006, se aplicarán los vigentes al 31 de diciembre de 2005, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en el que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR

Enero	1.0380
Febrero	1.0379
Marzo	1.0345
Abril	1.0298
Mayo	1.0262
Junio	1.0288
Julio	1.0297
Agosto	1.0257
Septiembre	1.0242
Octubre	1.0177
Noviembre	1.0132
Diciembre	1.0071

En el caso de aprovechamientos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2006 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2005, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquellos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2006, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días de julio de 2006, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal 2006, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2006, sólo surtirán sus efectos para dicho año y, en su caso, se señalará el destino específico que se apruebe para los productos que perciba la dependencia correspondiente.

Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2006, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2006, se aplicarán los vigentes al 31 de diciembre de 2005, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en el que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0380
Febrero	1.0379
Marzo	1.0345
Abril	1.0298
Mayo	1.0262
Junio	1.0288
Julio	1.0297
Agosto	1.0257
Septiembre	1.0242
Octubre	1.0177
Noviembre	1.0132
Diciembre	1.0071

En el caso de productos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2006 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2005, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, serán depositados, hasta por la cantidad que determine la Junta de Gobierno de dicho organismo, en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos quepretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2006, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días del mes de julio 2006 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 12. Los ingresos que se recauden por parte de las dependencias o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federa l. Los ingresos que se enterarán a la Tesorería de la Federación en los términos de este párrafo, serán los netos de gasto de recaudación que autorice el Código Fiscal de la Federación.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer Banco de México dentro del periodo que dure la falta de concentración. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la

Federación, se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, debiendo contar siempre con la validación respectiva del órgano interno de control de la dependencia de que se trate.

Las entidades sujetas a control presupuestario directo, los Poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Las entidades sujetas a control presupuestario indirecto, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de los recursos autogenerados por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquiera otra vía, de las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación, culturales y de formación para el trabajo del sector público, independientemente de que sean organismos descentralizados u órganos desconcentrados, y serán aplicados por éstos para gastos de sus objetivos y programas institucionales. La cuantía o la disponibilidad de recursos autogenerados a que se refiere este párrafo, no dará lugar a la disminución, limitación o compensación de las asignaciones presupuestales normales autorizadas conforme al Presupuesto de Egresos de la Federación, ni tampoco dará lugar para que la Federación, los gobiernos estatales y municipales reduzcan o limiten su obligación de destinar recursos crecientes a la educación pública.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de posgrado, de investigación y de formación para el trabajo del sector público, a que hace referencia el párrafo anterior, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público, el origen y aplicación de los recursos autogenerados.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Las dependencias de la Administración Pública Federal presentarán, a más tardar en el mes de marzo de 2006, ante la Secretaría de Hacienda y Crédito Público, una declaración informativa sobre los ingresos percibidos durante el ejercicio fiscal de 2005 por concepto de contribuciones, aprovechamientos y productos.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar al final del ejercicio, en la Tesorería de la Federación, los recursos no devengados.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia, deberán ser concentrados a la Tesorería de la Federación, bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquéllos que en el contrato de fideicomiso esté previsto un destino distinto.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier Entidad Transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje sobre el monto de dichos ingresos, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por su Junta de Gobierno y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Artículo 14. Se aplicará el régimen establecido en esta Ley, salvo lo dispuesto en el artículo 12 de la misma, a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control presupuestario en los términos de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, entre las que se comprende, de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones, aun cuando se sujeten al régimen establecido en esta Ley.

Artículo 15. Se faculta a las autoridades fiscales para que lleven a cabo la cancelación de los créditos fiscales cuyo cobro les corresponda efectuar, en los casos en que exista imposibilidad práctica de cobro. Se considera que existe imposibilidad práctica de cobro, entre otras, cuando los deudores no tengan bienes embargables, el deudor hubiera fallecido o desaparecido sin dejar bienes a su nombre o cuando por sentencia firme hubiera sido declarado en quiebra por falta de activo.

Artículo 16. En materia de estímulos fiscales, durante el ejercicio fiscal de 2006, se estará a lo siguiente:

I. Se otorga un estímulo fiscal a los contribuyentes dedicados exclusivamente a las actividades de los sectores agropecuario y forestal, consistente en permitir el acreditamiento de la inversión realizada contra una cantidad equivalente al impuesto al activo determinado en el ejercicio, mismo que podrá acreditarse en ejercicios posteriores hasta agotarse. Igual estímulo se otorgará para el sector forestal en lo relativo a inversiones en protección, conservación y restauración cuando se refieran a construcción de torres contra incendios, caminos forestales, viveros de alta productividad, brechas corta fuego, equipo y mobiliario contra incendios, laboratorios de sanidad, habilitación y pagos de jornales a brigadas contra incendios forestales.

II. Se otorga un estímulo fiscal en el impuesto al activo a las personas físicas y morales, cuyos ingresos totales en el ejercicio inmediato anterior no hubieran excedido de $4'000,000.00 (cuatro millones de pesos 00/100 M.N.), consistente en el monto total del impuesto que hubiere causado.

III. Se otorga un estímulo fiscal en el impuesto al activo por el monto total del mismo que se derive de la propiedad de cuentas por cobrar derivadas de contratos que celebren los contribuyentes con organismos públicos descentralizados del Gobierno Federal, respecto de inversiones de infraestructura productiva destinada a actividades prioritarias, autorizada por la Secretaría de Hacienda y Crédito Público, en los términos del artículo 18 de la Ley General de Deuda Pública.

IV. Para la aplicación del estímulo fiscal a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente

a) Se creará un Comité Interinstitucional que estará formado por un representante del Consejo Nacional de Ciencia y Tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público, quien tendrá voto de calidad, y uno de la Secretaría de Educación Pública, el cual deberá dar a conocer a más tardar el 31 de marzo de 2006, las reglas generales con que operará dicho Comité, así como los sectores prioritarios susceptibles de obtener el beneficio, las características de las empresas y los requisitos adicionales que se deberán cumplir para poder solicitar el beneficio del estímulo.

b) El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de 4,000 millones de pesos para el año de 2006.

c) El monto total se distribuirá de la siguiente manera:

1. 750 millones de pesos se destinarán a proyectos de investigación y desarrollo de tecnología en fuentes alternativas de energía, así como a proyectos de investigación y desarrollo de tecnología de la micro y pequeña empresa.

2. 750 millones de pesos se destinarán a proyectos de creación de infraestructura especializada para centros de investigación cuyos proyectos hayan sido dictaminados como proyectos orientados al desarrollo de productos, materiales o procesos de producción que representen un avance científico o tecnológico.

3. 2,500 millones de pesos se distribuirán entre el resto de los solicitantes.

En el caso de que al término del tercer trimestre del ejercicio fiscal 2006, las solicitudes de estímulo fiscal correspondientes a los numerales 1 y 2 no fueran suficientes para asignar los montos establecidos, los remanentes podrán ser utilizados para incrementar el monto establecido en el numeral 3.

d) El Comité Interinstitucional estará obligado a publicar a más tardar el último día de febrero de 2007, el monto erogado durante el ejercicio anterior, así como las empresas beneficiarias del estímulo fiscal y los proyectos por los cuales fueron merecedoras de este beneficio.

El contribuyente podrá aplicar el estímulo fiscal a que se refiere esta fracción, contra el impuesto sobre la renta o el impuesto al activo que tenga a su cargo, en la declaración anual del ejercicio en el que se otorgó dicho estímulo o en los ejercicios siguientes hasta agotarlo.

La parte del estímulo fiscal no aplicada se actualizará por el periodo comprendido desde el mes en que se presentó la declaración del ejercicio en que se determinó el estímulo fiscal y hasta el mes inmediato anterior a aquél en que se aplique. La parte del estímulo fiscal actualizada pendiente de aplicar, se actualizará por el periodo comprendido desde el mes en que se actualizó por última vez y hasta el mes inmediato anterior a aquél en que se aplique.

V. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes.

VI. Se otorga un estímulo fiscal a los contribuyentes de los sectores agrícola, ganadero, pesquero y minero que adquieran diesel para su consumo final y siempre que dicho combustible no sea para uso automotriz en vehículos que se destinen al transporte de personas o efectos a través de carreteras o caminos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible, siempre que se utilice exclusivamente como combustible en:

a) Maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras.

b) Vehículos marinos y maquinaria utilizada en las actividades de acuacultura.

c) Tractores, motocultores, combinadas, empacadoras de forraje, revolvedoras, desgranadoras, molinos, cosechadoras o máquinas de combustión interna para aserrío, bombeo de agua o generación de energía eléctrica, que se utilicen en actividades de siembra, cultivo y cosecha de productos agrícolas; cría y engorda de ganado, aves de corral y animales; cultivo de los bosques o montes, así como en la cría, conservación, restauración, fomento y aprovechamiento de la vegetación de los mismos.

d) Vehículos de baja velocidad o bajo perfil que por sus características no estén autorizados para circular por sí mismo en carreteras federales o concesionadas y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Asimismo, los contribuyentes que adquieran diesel para su consumo final que se utilice exclusivamente como combustible en maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras, independientemente del sector al que pertenezcan, podrán aplicar el estímulo fiscal a que se refiere esta fracción.

VII. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a) Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.

Para estos efectos, el monto que dichas personas podrán acreditar será el que se señale expresamente y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que los contribuyentes antes mencionados podrán acreditar, será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a esas personas. En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b) Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas señaladas en el inciso c) de la fracción VI de este artículo, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar

expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior, podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

VIII. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere el inciso c) de la fracción VI del presente artículo, podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción VII que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución, serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $ 747.69 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior, a más tardar el 31 de enero de 2006.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior, no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $ 747.69 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $7,884.96 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $14,947.81 mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre del mismo año y enero del siguiente.

Las personas a que se refiere el primer párrafo de esta fracción, deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos del inciso c) de la fracción VI de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicho inciso, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción, se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios, tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IX. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, aplicando en lo conducente el artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

X. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50% del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

XI. Se otorga un estímulo fiscal en el impuesto sobre automóviles nuevos a las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquellos eléctricos que además cuenten con motor de combustión interna, consistente en el monto total del impuesto que hubieren causado.

XII. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel marino especial, para su consumo final y que sea utilizado exclusivamente como combustible en embarcaciones destinadas al desarrollo de las actividades propias de la marina mercante, consistente en permitir el acreditamiento de un monto equivalente al del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de diesel marino especial.

En los casos en que el diesel marino especial se adquiera de agencias o distribuidores autorizados, el monto que los contribuyentes podrán acreditar será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a tales agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a dichos contribuyentes.

Para los efectos de lo dispuesto en los párrafos anteriores, el comprobante que se expida deberá reunir los requisitos previstos en los artículos 29 y 29-A del Código Fiscal de la Federación, sin que se acepte para los efectos del estímulo a que se refiere esta fracción, comprobante simplificado.

Cuando el monto a acreditar a que se refiere esta fracción, sea superior al monto de los pagos provisionales o definitivos de los impuestos contra los que se autoriza el acreditamiento, la diferencia se podrá acreditar contra los pagos subsecuentes, correspondientes al año de 2006. En ningún caso procederá la devolución de las cantidades a que se refiere esta fracción.

El acreditamiento a que se refiere la presente fracción deberá efectuarse, sin excepción alguna, a más tardar en las fechas siguientes:

1. Tratándose del impuesto al valor agregado, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al mes de diciembre de 2006.

2. Tratándose del impuesto sobre la renta o del impuesto al activo, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al ejercicio de 2006.

Para aplicar el estímulo fiscal a que se refiere la presente fracción, los contribuyentes deberán cumplir, además, con lo siguiente:

a) Estar inscritos en el Registro Federal de Contribuyentes, y en el Registro Público Marítimo Nacional como empresa naviera.

b) Presentar en la Administración Local de Recaudación o en la Administración Local de Grandes Contribuyentes, según sea el caso, que corresponda a su domicilio fiscal, dentro de los cinco días posteriores a la presentación de las declaraciones provisionales o del ejercicio del impuesto sobre la renta o del impuesto al activo, o definitivas tratándose del impuesto al valor agregado, en las que se efectúe el acreditamiento a que se refiere el presente Decreto, copia de las mismas, adjuntando la siguiente documentación:

1. Copia del despacho o despachos expedidos por la Capitanía de Puerto respectiva, a las embarcaciones de su propiedad o bajo su legítima posesión en las que haya utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere el presente Decreto, en el que deberá constar el puerto y fecha de arribo.

   En el caso de embarcaciones a las que la Capitanía de Puerto les haya expedido despachos de entradas y salidas múltiples, se deberá anexar copia de dichos despachos en los que deberá constar la fecha de cada una de las ocasiones en que entró y salió del puerto la embarcación.

   Tratándose de embarcaciones que sólo realizan navegación interior, los contribuyentes deberán presentar copia del informe mensual rendido a la Capitanía de Puerto sobre el número de viajes realizados.

   Los duplicados de los documentos mencionados en este inciso deberán contener el sello y la firma originales de la autoridad marítima que los expida.

2. Escrito en el que se mencione el número de la inscripción del contribuyente en el Registro Público Marítimo Nacional como empresa naviera, manifestando la siguiente información de cada una de las embarcaciones propiedad de la empresa o que se encuentren bajo su legítima posesión en las que hayan utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere esta fracción:

   i) Nombres de las embarcaciones;

   ii) Matrículas de las embarcaciones;

   iii) Eslora y tonelaje de registro bruto de cada embarcación;

   iv) Capacidad de carga de combustible, y

   v) Cálculo promedio de su consumo de combustible en millas náuticas por galón.

3. Copias simples de los comprobantes fiscales expedidos a favor del contribuyente por la adquisición del diesel marino especial, correspondientes al periodo que abarque la declaración provisional, definitiva o del ejercicio, en que se aplicó el estímulo fiscal.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

Los beneficiarios de los estímulos previstos en las fracciones VI, IX y X del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones VI, VII y VIII del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones IX y X del mismo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la citada Ley.

Los estímulos que se otorgan en el presente artículo, están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la obtención de los beneficios previstos en este artículo.

Artículo 17. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

a) A la importación de artículos de consumo a las regiones fronterizas.

b) A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2005.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere esta fracción, así como los sectores objeto de este beneficio.

Artículo 18. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones, federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación de organismos descentralizados, órganos desconcentrados y empresas de participación estatal.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias o entidades por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Asimismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 19. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo primero de esta Ley, los Poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control presupuestario directo, se deberán aplicar a los fines que al efecto establezca el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Las adecuaciones y el ejercicio de los recursos presupuestarios que, en su caso sean necesarios para el pago de obligaciones derivadas de contribuciones federales, estatales o municipales, así como para las obligaciones contingentes que se generen por resoluciones emitidas por autoridad competente, se sujetarán estrictamente a lo que disponga el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006 y los demás ordenamientos aplicables.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados en la Ley de Ingresos de la Federación de la dependencia, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

La Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el 31 de enero, la estimación de los ingresos, desagregando el artículo 1o., rubro A, fracciones I, numerales 1, 3, 4 y 9, inciso A, III, numeral 3 y VI, numerales 19, inciso D, 21 y 23, de esta Ley.

Se faculta a la Secretaría de Hacienda y Crédito Público para emitir dictámenes, así como para recibir notificaciones, de ingresos excedentes que generen las dependencias y entidades.

Sólo se podrá emitir dictamen de ingresos excedentes, cuando estos sean susceptibles de aplicarse de conformidad con las disposiciones del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Artículo 20. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero, y la enajenación de bienes muebles, y

IV. Ingresos de los Poderes Legislativo y Judicial, así como de los Tribunales Administrativos, Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades, a más tardar el último día hábil de enero de cada año y durante el ejercicio fiscal, conforme se modifiquen.

Artículo 21. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 22. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2006 la tasa de retención anual será del 0.5%.

Capítulo IV

De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 23. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, estará obligado a proporcionar información sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, al Congreso de la Unión en los términos siguientes:

I. Informes mensuales sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el mes de que se trate.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre la recaudación federal participable que sirvió de base para el cálculo del pago de las participaciones a las entidades federativas. La recaudación federal participable se calculará de acuerdo con lo previsto en la Ley de Coordinación Fiscal. La recaudación federal participable se comparará con la correspondiente al mismo mes del año previo.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 30 días después de concluido el mes, sobre el pago de las participaciones a las entidades federativas. Esta información deberá estar desagregada por tipo de fondo, de acuerdo con lo establecido en la Ley de Coordinación Fiscal, y por entidad federativa. El monto pagado de participaciones se comparará con el correspondiente al del mismo mes del año previo. La Secretaría de Hacienda y Crédito Público deberá proporcionar la información a que se refieren los dos párrafos precedentes a las entidades federativas, a través del Comité de Vigilancia del Sistema de Participaciones en Ingresos Federales de la Comisión Permanente de Funcionarios Fiscales, a más tardar 30 días después de concluido el mes. Además, deberá publicarla en su página de Internet.

II. Informes trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública en los que se presente información sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el trimestre de que se trate.

III. La información sobre el costo total de las emisiones de deuda interna y externa deberá identificar por separado el pago de las comisiones y gastos inherentes a la emisión, de los del pago a efectuar por intereses. Estos deberán diferenciarse de la tasa de interés que se pagará por los empréstitos y bonos colocados. Asimismo, deberá informar sobre la tasa de interés o rendimiento que pagará cada emisión, el plazo, y el monto de la emisión.

IV. Los datos estadísticos y la información que la Secretaría de Hacienda y Crédito Público tenga disponibles que puedan contribuir a una mejor comprensión de la evolución de la recaudación y del endeudamiento, que los Diputados y Senadores soliciten por conducto de las Comisiones de Hacienda y Crédito Público respectivas. Dicha información deberá entregarse en forma impresa y en medios magnéticos en los términos que estas Comisiones determinen. La Secretaría de Hacienda y Crédito Público proporcionará dicha información en un plazo no mayor de 30 días naturales, contados a partir de la solicitud que se haga.

La información que la Secretaría de Hacienda y Crédito Público proporcione en los términos de este artículo deberá ser completa y oportuna. En caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

V. Informes trimestrales relativos a los proyectos de infraestructura productiva de largo plazo a que se refieren los artículos 4o. y 5o. de la presente Ley. Dicha información deberá presentarse a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de las Cámaras de Diputados y Senadores, respectivamente, las cuales podrán publicarla en sus respectivas páginas de Internet, y deberá contener:

a) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos.

b) Los costos de los proyectos y las amortizaciones derivadas de los mismos.

c) El análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal con respecto a los proyectos de que se trate.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia esta fracción en su página de Internet.

Artículo 24. En los informes trimestrales a que se refiere el artículo 23 de esta Ley, la Secretaría de Hacienda y Crédto Público deberá incluir un informe de deuda pública que contenga la evolución detallada de la misma al trimestre, incluyendo el perfil de amortizaciones internas y externas. Este informe deberá incluir un apartado que refiera las operaciones activas y p asivas del Instituto de Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados.

De igual forma, incluirá un informe sobre el uso de recursos financieros de la banca de desarrollo y fondos de fomento para financiar al sector privado y social. Detallando el déficit de operación y la concesión neta de créditos, así como sus fuentes de financiamiento.

En este informe se deberá incluir la información sobre las comisiones de compromiso pagadas por los créditos internos y externos contratados.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal.

Artículo 25. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá trimestralmente en el Informe Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, lo cual implica considerar a las entidades paraestatales contempladas en los tomos IV y V del Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Asimismo, con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, se deberán incluir en Informe a que se refiere el párrafo anterior, la información correspondiente a los indicadores que a continuación se señalan:

1. Avance en el padrón de contribuyentes.

2. Información estadística de avances contra la evasión y elusión.

3. Avances contra el contrabando.

4. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

5. Plan de recaudación.

Artículo 26. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 27. Con el objeto de transparentar la información referente a los ingresos generados por concepto de derechos y aprovechamientos por las distintas dependencias y órganos de la administración pública federal, así como de los órganos autónomos, la Secretaría de Hacienda y Crédito Público presentará a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados antes del 31 de julio de 2006, las estimaciones de ingresos de dichas dependencias y órganos para el mismo año.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 28. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las

familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2006. Estas Comisiones determinarán a más tardar el 15 de abril de 2006 si el estudio cumple con los objetivos establecidos.

De determinarse que dicho estudio no cumple con los objetivos establecidos, la Secretaría de Hacienda y Crédito Público, tendrá hasta el 15 de agosto de 2006 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas, debiéndose publicar en la página de Internet de dicha Secretaría a más tardar el 30 de junio del 2006.

Artículo 29. Los estímulos fiscales y las facilidades que prevea la Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal de 2007 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el presupuesto de gastos fiscales.

Artículo 30. El Ejecutivo Federal presentará a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, a más tardar el 30 de mayo de 2006 un estudio integral que analice el grado de cumplimiento de la Banca de Desarrollo, de sus objetivos legales e informe acerca de su financiamiento neto, su comparativo de financiamiento con el programado, su canalización de crédito en términos reales durante los últimos cinco años y sobre su canalización de crédito respecto del Producto Interno Bruto. Adicionalmente, informará sobre el costo de operación de las instituciones y el comparativo de los gastos de administración respecto a la cartera total y gastos de administración respecto a su margen financiero, así como un informe sobre su índice de capitalización, fuentes de recursos financieros y fiscales.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 31. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística, Geografía e Informática y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos organismos con objeto de mantener sus bases de datos actualizadas.

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información así obtenida no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, la Ley de Información Estadística y Geográfica y la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los datos a que se refiere el presente artículo podrán ser objeto de difusión pública.

Artículo 32. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las Comisiones de Hacienda y Crédito Público, de Presupuesto y Cuenta Pública y al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2006, el Presupuesto de Gastos Fiscales.

Este comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho Presupuesto de Gastos Fiscales deberá contener los montos referidos estimados para el ejercicio fiscal de 2007 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple.

Artículo 33. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2006, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 34. En los informes a que se refiere el artículo 23 de esta Ley, deberá incluirse un informe detallado de los juicios ganados y perdidos por el Gobierno Federal en materia fiscal, del Instituto Mexicano del Seguro Social y del INFONAVIT frente al Tribunal Federal de Justicia Fiscal y Administrativa, así como el monto que representan en un aumento o disminución de los ingresos y el costo operativo que representan para la Secretaría de Hacienda y Crédito Público y el Servicio de Administración Tributaria. Asimismo, este informe incluirá una explicación detallada de las disposiciones fiscales que causan inseguridad jurídica a la recaudación. Para los efectos de este artículo, el Tribunal Federal de Justicia Fiscal y Administrativa deberá facilitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria la información que éstos requieran para elaborar el informe a que se refiere el primer párrafo.

Artículo 35. La Secretaría de Hacienda y Crédito Público mediante convenio con cada una de las entidades federativas, deberá realizar un estudio en el que se muestre un diagnóstico integral de la situación actual de las haciendas públicas estatales y municipales, así como diversas propuestas para el fortalecimiento de las haciendas públicas de los tres órdenes de gobierno, que tengan como objetivos fundamentales dar mayor eficiencia al uso de los recursos públicos y hacer más eficaz el impacto de dichos recursos en la población. Para la realización de dicho estudio, la Secretaría de Hacienda y Crédito Público deberá seguir los lineamientos técnicos que establezca la Comisión de Hacienda y Crédito Público de la Cámara de Diputados antes del 15 de febrero de 2006.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá publicarse en la página de Internet de dicha Secretaría, así como entregarse a la Cámara de Diputados a más tardar el 15 de mayo de 2006. Los resultados de dicho estudio estarán sujetos al dictamen de la Comisión de Hacienda y Crédito Público de la Cámara de Diputados, la que determinará si el estudio cumple con los objetivos establecidos.

De presentarse un dictamen no favorable sobre dicho estudio, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de julio de 2006 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, con las modificaciones respectivas y publicarlo en la página de Internet de la citada Secretaría.

Artículo 36. En el ejercicio fiscal de 2006, toda Iniciativa en materia fiscal, incluyendo aquellas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo de la disposición de que se trate en el cual se llevarían a cabo las reformas.

Toda Iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes;

2. Que el pago de los impuestos sea sencillo y asequible;

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la Iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

Artículo 37. Se autoriza al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados a solicitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria, la información estadística en materia de finanzas públicas que éste requiera. La solicitud de información se hará por escrito y deberá ser entregada por dichas dependencias del Gobierno Federal en los siguientes 20 días naturales, respetando en todo momento la información reservada en los términos de la legislación aplicable.

Transitorios

Primero. La presente Ley entrará en vigor el día 1o. de enero de 2006.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales a la Importación y Exportación efectuadas por el Ejecutivo Federal durante el año de 2005, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

Tercero. Los montos establecidos en la Sección C, fracción IX del artículo 1o., así como el monto de endeudamiento neto interno consignado en el artículo 2o. de esta Ley, se verán, en su caso, modificados en lo conducente como resultado de lo siguiente: i) la distribución, entre Gobierno Federal y los organismos y empresas de control presupuestario directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, y ii) por los montos que resulten de la aplicación de lo establecido en la fracción III del artículo 8 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Cuarto. Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en el segundo párrafo del artículo 3 y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables y la intervención que corresponda a la Secretaría de Hacienda y Crédito Público, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero, Nacional Financiera, Sociedad Nacional de Crédito o de cualquier otro ente jurídico, provenientes de los vehículos financieros autorizados por la Comisión Intersecretarial de Gasto Financiamiento e instituidos conforme a los artículos 47 de la Ley Orgánica de la Administración Pública Federal, 40 de la Ley Federal de las Entidades Paraestatales y 75 de la Ley de Instituciones de Crédito y las demás disposiciones aplicables.

Para todos los efectos establecidos en la presente Ley y en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, los recursos que integran el patrimonio del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquiera de los vehículos financieros, a que se refiere el párrafo anterior, se ajustarán, en todo momento, a lo señalado en el artículo 75 de la Ley de Instituciones de Crédito y a las demás disposiciones aplicables en la materia.

Quinto. El Servicio de Administración Tributaria implementará un Programa de Ampliación y Actualización del Registro Federal de Contribuyentes que tendrá por objeto verificar el exacto cumplimiento de las obligaciones en dicha materia, lo que permitirá un adecuado control de las obligaciones fiscales y aduaneras de los contribuyentes. Dicho programa se ejecutará mediante la práctica de recorridos, invitaciones, solicitudes de información, censos o cualquier otra medida que, en todo caso, encuentre su fundamento en disposición prevista en el Código Fiscal de la Federación.

Para la realización del Programa anteriormente descrito, el Servicio de Administración Tributaria deberá otorgar a los contribuyentes la asistencia necesaria para el debido cumplimiento de las obligaciones antes señaladas, en los términos de las disposiciones fiscales vigentes.

Los particulares, que por el monto de los ingresos que obtengan, se encuadren en el régimen de pequeños contribuyentes a que hace referencia la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2006 quedarán liberados de las infracciones o sanciones que correspondan por el incumplimiento de obligaciones formales, salvo que se trate de conductas reincidentes. El Servicio de Administración Tributaria podrá otorgar facilidades administrativas a las personas a que hace referencia este párrafo, para que puedan corregir su situación fiscal.

Las Entidades Federativas y sus municipios podrán realizar de manera total o parcial el Programa previsto en el presente artículo, siempre que les sean delegadas las facultades necesarias mediante convenio de colaboración administrativa en materia fiscal federal.

Sexto. Las regulaciones en materia de importación, producción y comercialización de maíz, leche y frijol serán las siguientes:

I. Disposiciones en materia de maíz amarillo.

En los casos en los que se requiera importar maíz amarillo indispensable para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán el arancel que aplicará a la cuota adicional en consulta con el

Consejo Mexicano para el Desarrollo Rural Sustentable y con el Comité Nacional Sis tema-Producto Maíz.

En lo referente a su importación, se asegurará no poner en riesgo el suministro de materia prima a los consumidores industriales, pecuarios y formuladores de alimentos balanceados, a la vez que se atiendan los legítimos intereses de los productores primarios. En el marco de estas consideraciones, se aplicarán los criterios de asignación siguientes:

a) Las cuotas mínimas y adicionales se asignarán a la industria, al sector pecuario y de alimentos balanceados que utilizan maíz amarillo.

b) Las cuotas adicionales se otorgarán una vez que los consumidores manifiesten por escrito sus compromisos de compra de granos nacionales en el esquema de agricultura por contrato y/o complementariamente con operaciones de contratos de compra-venta, y éstos queden registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Los casos de excepción serán resueltos en el Comité Sistema Producto Maíz.

c) Para aquellos industriales consumidores de maíz amarillo que acrediten ante Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA/SAGARPA) compromisos de agricultura por contrato o contratos de compra-venta de granos nacionales, equivalentes a por lo menos el 25% del consumo anual auditado de maíz amarillo importado bajo cuota en 2005, o en su caso, el reportado para la asignación de cupo mínimo de 2006 de maíz importado bajo cuota, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al consumo anual auditado de granos en 2005 o, en su caso, el reportado para la asignación de cupo mínimo de 2006 de maíz amarillo total, menos la cantidad recibida de cupo mínimo en 2006, menos el 25% del consumo anual auditado de granos, reportado para la asignación de cuota mínima de 2006 de maíz amarillo importado bajo cuota.

d) Para los solicitantes del Sector Pecuario y de alimentos balanceados, que acrediten ante ASERCA/SAGARPA compromisos de adquisición de granos forrajeros nacionales de por lo menos el 25% del consumo anual auditado de 2005 de maíz amarillo importado bajo cuota o en su caso, el consumo reportado para la asignación de cupo mínimo de maíz amarillo en 2006, a través de agricultura por contrato o contratos de compra-venta de granos forrajeros nacionales, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al consumo anual auditado de grano forrajero total de 2005 o, en su caso, al reportado para la asignación del cupo mínimo en 2006, menos la cantidad recibida de cuota mínima en 2006, menos el 25% del consumo anual auditado, reportado para la asignación del cupo mínimo en 2006, de maíz amarillo importado bajo cuota.

Las cantidades que se determinen de acuerdo con los procedimientos señalados en los incisos c) y d) podrán ser incrementadas en caso de una ampliación de la capacidad instalada o utilizada de 2006 respecto a la de 2005. Dicha ampliación, deberá estar debidamente certificada por un auditor externo autorizado.

e) Para empresas que no se ajustan con los incisos c) y d), se les asignará una vez el promedio mensual del consumo anual auditado de granos, reportado para la asignación del cupo mínimo en 2006 o consumo anual auditado de granos en 2005, en caso de no haber solicitado cuota mínima en 2006 o no tener antecedentes de importación.

f) El Ejecutivo Federal creará condiciones objetivas mediante el establecimiento de un programa especial para incrementar y fortalecer significativamente la producción y productividad de maíz amarillo y granos forrajeros, para asegurar que se cumplan los esquemas de sustitución de importaciones, conversión productiva y agricultura por contrato a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, por lo que deberá promover con antelación el objetivo de sustituir importaciones con esquemas de agricultura por contrato o conversión productiva en reuniones regionales entre productores e industriales consumidores, así como los productores pecuarios, de acuerdo con un calendario límite de realización de las reuniones hasta el 31 de mayo para el ciclo primavera-verano, y hasta el 31 de diciembre para el ciclo otoño-invierno. Los contratos de compra-venta se podrán firmar en cualquier época del año.

La promoción consistirá en informar sobre el procedimiento de contratación y acreditación de los contratos de agricultura o de compra-venta, informando a su vez sobre los montos, porcentajes e instrumentos correspondientes a la conversión productiva y agricultura por contrato con base en las Reglas de Operación del Programa correspondiente y sus lineamientos específicos en los siguientes conceptos:

I) Monto del Ingreso Objetivo para los productores cubiertos y regiones.

II) Base en zona de consumo acordada entre los productores, industriales consumidores y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

III) Base regional diferencial para maniobras y fletes cortos de los productores dependiendo de las distancias entre las zonas de producción y las bodegas locales de consumo acreditadas para este propósito.

IV) El precio de indiferencia del maíz amarillo tomará en consideración las siguientes definiciones: el precio internacional (CBOT), el tipo de cambio, la base a frontera o puerto de entrada mexicano, los costos aduanales y de internación, la base de puerto de entrada o frontera mexicana a zona de consumo y la base regional. La metodología será publicada en el Diario Oficial de la Federación a más tardar el 31 de marzo de 2006.

V) Apoyo complementario al ingreso que pagará la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para cubrir el diferencial entre el Ingreso Objetivo del Productor y el Precio de agricultura por contrato para proteger la competitividad de la cadena productiva.

Este apoyo se establecerá en lo referente a su monto y plazo de entrega en el cuerpo del contrato.

VI) Coberturas de precios para garantizar el Ingreso Objetivo del Productor y el Precio de Indiferencia del Industrial Consumidor, las cuales deberán otorgarse a los agentes económicos involucrados en la firma de los contratos.

VII) Apoyo a compensación de bases para realizar oportunamente la compensación correspondiente a la parte afectada por fluctuaciones de precio y niveles de base.

VIII) Formato tipo para agricultura por contrato y conversión productiva incluyendo cláusulas de incumplimiento que apliquen penalizaciones y den garantía de abasto incluyendo las necesarias cuotas adicionales.

g) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá publicar, en su caso, en el Diario Oficial de la Federación, a más tardar el 15 de febrero para el ciclo primavera verano y a más tardar el 31 de julio para el ciclo otoño invierno, las modificaciones a las áreas de influencia logística para efectos del registro de los convenios de agricultura por contrato de granos, así como las Bases en Zona de Consumo y Base Regional.

Para el caso de las plantas establecidas en los estados de Yucatán, Quintana Roo, Campeche y Tabasco se les asignarán, de la cuota adicional, 5 veces el promedio mensual de consumo auditado de granos forrajeros del 2005 o, en su caso, el del periodo reportado para la asignación del cupo mínimo de 2006 de maíz amarillo importado bajo cuota.

En el caso de plantas establecidas en otros estados que comprueben ante ASERCA/SAGARPA la imposibilidad de realizar agricultura por contrato, también se les dará el tratamiento antes citado.

h) En el caso de que existan incumplimientos en agricultura por contrato por parte del vendedor o siniestros que sean dictaminados por SAGARPA, previa consulta con el Comité del Sistema Producto Maíz, la Secretaría de Economía otorgará oportunamente cupos adicionales equivalentes al volumen del incumplimiento.

i) ASERCA/SAGARPA deberá publicar en el Diario Oficial de la Federación el procedimiento de acreditación al que hacen referencia los incisos c), d) y e) a más tardar el último día hábil de marzo de 2006. Dicho procedimiento estipulará los requisitos específicos que deberán cumplir los solicitantes para poder obtener la acreditación.

La publicación del Acuerdo que regule la asignación de la cuota adicional para el 2006, deberá hacerse a más tardar el 15 de junio y el trámite de asignación no será mayor a diez días hábiles.

II. Disposiciones en materia de importación, producción y comercialización de maíz blanco.

Para el caso de maíz blanco, el Ejecutivo Federal establecerá un arancel no inferior a 36.3% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

No se autorizarán cuotas de importación de maíz blanco en la República Mexicana excepto en casos comprobados de desabasto nacional para los Estados de Baja California, Coahuila, Chihuahua, Nuevo León, Tamaulipas, Veracruz, Yucatán y Chiapas. En los estados en los que se autoricen dichas cuotas, éstas serán asignadas de acuerdo con los lineamientos publicados por la Secretaría de Economía. ASERCA aplicara un esquema de planeación de cosechas regionales y sus zonas de influencia, que garanticen el mejor proceso de comercialización en consulta con productores y comercializadores para el desarrollo equitativo de mercados regionales en el seno del Comité Sistema Producto Maíz.

Las cuotas autorizadas de maíz blanco para los Estados mencionados en el párrafo anterior serán por un equivalente a cinco veces el consumo mensual promedio auditado en el 2005 y se otorgarán dentro de la cuota mínima, excepto para Chiapas donde dicho cupo será de dos veces el consumo mensual promedio auditado en el 2005 y Yucatán donde dicho cupo será de 10 veces el consumo mensual. Dichos montos serán reducidos en función de la producción nacional y de los apoyos autorizados por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para la movilización de cosechas nacionales y conforme a la metodología de determinación de déficit de abasto regional establecida por la Secretaría de Economía y ASERCA.

En lo referente al estado de Chiapas, el periodo de importación será del 1o. de noviembre al 15 de diciembre.

El Ejecutivo Federal, creará una reserva de cuota mínima, para cubrir los requerimientos de importación de maíz blanco para el 2o. semestre de 2006; la cual, por estar etiquetada para los consumidores de esta variedad específica de grano, no interferirá con la asignación de cuotas adicionales para los solicitantes de cupo de maíz amarillo.

La condición previa a la autorización de cuotas mínimas de importación para el segundo semestre será la celebración de contratos de compra-venta o agricultura por contrato de cosechas nacionales del ciclo anterior.

Los industriales y comercializadores consumidores de maíz blanco presentarán con antelación sus compromisos de adquisición de cosecha nacional, a través de agricultura por contrato o contratos de compra-venta, los cuales deberán quedar registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Para tal efecto se dará prioridad en el ciclo Primavera-Verano a los Estados de Jalisco y Chiapas y en el ciclo Otoño-Invierno a Sinaloa y Tamaulipas en cuyos casos los contratos se firmarán por el 50% de las compras auditadas en 2005 de cada empresa en dichos estados.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a través de ASERCA deberá publicar, en su caso, en el Diario Oficial de la Federación a más tardar el 15 de febrero para la cosecha del ciclo agrícola Otoño-Invierno y a más tardar el 31 de julio para la cosecha del ciclo agrícola Primavera-Verano, todos los criterios aplicables al pago de los apoyos correspondientes.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá tomar las medidas necesarias para asegurar que el productor debidamente registrado y autorizado ante la misma, reciba el apoyo complementario al Ingreso Objetivo dentro de los quince días hábiles posteriores a la comprobación de la operación de compra-venta, sin perjuicio de los adelantos que se convengan. Para tal efecto, podrá habilitar a las organizaciones de productores o a la industria como ventanilla de trámite a través de Almacenes Generales de Depósito.

El Gobierno Federal, a través de la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, convocará a la constitución del Consejo Promotor y Regulador de la Cadena Maíz Tortilla, en el que estarán representados los diversos sectores que intervienen en dicha cadena, de conformidad con la convocatoria que para tal efecto emitan las Secretarías antes mencionadas. La convocatoria para la constitución del Consejo, deberá

ser emitida a más tardar el 16 de enero de 2006. El Consejo será la instancia representativa de consulta para las Secretarías convocantes para los temas de fomento, producción y comercialización de la cadena maíz-tortilla.

El Precio de Indiferencia del Maíz Blanco en Zona de Consumo será el del maíz amarillo como se define en el presente Ordenamiento más un sobreprecio del 13% de dicho valor por tonelada. Este precio de indiferencia para maíz blanco será equivalente al precio piso en cada zona de consumo.

III. Disposiciones en materia de importación, producción y comercialización de frijol.

Para el caso del frijol, el Ejecutivo Federal establecerá un arancel no inferior al 23.5% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

Las cuotas mínimas libres de arancel de frijol acordadas por las Partes en los tratados de libre comercio, estarán sujetas a licitación bajo la modalidad de postura ofrecida ganadora. Dicha licitación, en cuanto a las fechas para realizarse deberá ser concertada entre la Secretaría de Economía, ASERCA y el Sistema Producto Frijol en el mes de enero.

Las importaciones de frijol por encima de las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, en ningún caso podrán rebasar el 10% del total de las cuotas mínimas libres de arancel y serán asignadas a través de licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso que resultará de la adición del 11.72%, correspondiente al valor anual del monto de desgravación arancelaria, al precio declarado y comprobado del frijol de importación en punto de origen expresado en pesos mexicanos por kilogramo.

El Ejecutivo Federal creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones y Adquisición de frijol de Producción Nacional. Dicho Programa tendrá dos vías de adquisición de frijol de producción nacional, la efectuada mediante el Acopio y Comercialización de Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA por 320,000 toneladas y la adquisición hasta por 680,000 toneladas a través de contratos de compra-venta entre los productores y sus Organizaciones Económicas y de no contar éstas con capacidad suficiente, a través de Empresas Comercializadoras en los Estados de Chiapas, Chihuahua, Durango, Guanajuato, Nayarit, San Luis Potosí, Sinaloa y Zacatecas). Las bases mínimas para ambas formas de adquisición de frijol deberán contener:

a) La integración y registro ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y la Secretaría de Economía, del Padrón de Productores, Organizaciones Económicas y se promoverá la participación de las Empresas de los propios Productores.

b) El precio de compra al Productor en el Programa, que será de $0.50 adicional por kilogramo al Precio de referencia del programa.

c) La Norma de Calidad del Productor para el Programa que tomará como referencia las calidades comerciales, conforme a las normas aplicables.

d) Forma de pago del apoyo complementario por kilogramo, habilitando para tal efecto como ventanilla de trámite a ASERCA, Organizaciones Económicas y Empresas Participantes.

El precio de referencia del programa tomará como base de cálculo el promedio de los precios estimados de entrada de frijol a las principales centrales de abasto del Distrito Federal, Guadalajara y Monterrey, de las variedades de frijol negros, pintos y claros durante 2005 y de los precios del frijol negros, pintos y claros excepto bayo de importación en punto de origen de Estados Unidos durante 2005, expresados en pesos mexicanos por kilogramo, aplicando una reducción del 20% para el frijol bayo.

IV. Disposiciones en materia de leche.

A. Importación de Leche.

De los cupos libres de arancel de la fracción arancelaria 1901.90.05, de conformidad con lo publicado en el D.O.F. del 22 de abril de 2005, y de las fracciones arancelarias 0402.10.01 y 0402.21.01, se asignarán directamente 100 mil toneladas a LICONSA, S.A. de C.V., para su Programa de Abasto Social de Leche. Del remanente de los mismos, el 20% se asignará de

manera directa, a través de la Secretaría de Economía, a las empresas industriales del sector privado que no puedan cubrir el 70% de compra de leche fluida, leche en polvo y otros sólidos de leche de producción nacional de sus consumos totales auditados de productos lácteos.

La condición previa para la asignación directa del restante 80% de los cupos libres de arancel será que cada empresa presente sus consumos auditados en volumen de leche fluida, de leche en polvo y otros sólidos de leche de producción nacional y de leche en polvo importada de 2005, asi como sus compromisos de adquisición de leche de producción nacional para 2006, los cuales deberán quedar registrados ante la Secretaría de Economía. Para que un solicitante pueda acceder a dichas cuotas, la participación del consumo de leche en polvo importada, no deberá sobrepasar el 30% de la suma de los consumos auditados de leche en polvo y de leche fluida convertida a sólidos totales, utilizando el factor de 8.5.

Los cupos adicionales equivalentes a un 46% de los cupos libres de arancel señalados en el primer párrafo destinados a la industria, serán asignados directamente a ese sector.

En adición se convocará a licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso, que establecerá la Secretaría de Economía tomando en cuenta los subsidios a la exportación de leche en polvo de Estados Unidos y la Unión Europea.

La Secretaría de Hacienda y Crédito Público tendrá la obligación de verificar el origen de las importaciones de lácteos que ingresan al país bajo las preferencias arancelarias establecidas en los tratados de libre comercio vigentes, de las fracciones arancelarias 04.02.10.01, 04.02.21.01, 04.04.10.01 y 19.01.90.05, conforme a los procedimientos legales aplicables, informando trimestralmente los resultados al Congreso de la Unión.

B. Programa de Adquisición de Leche de Producción Nacional.

El Ejecutivo Federal, creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones de Leche en Polvo y Adquisición de Leche de Producción Nacional.

En el marco de dicho programa, la leche será adquirida directamente por LICONSA durante todo el año por un volumen de hasta 350 millones de litros a través de la oferta directa de los productores de leche de vaca, mediante registro de productores.

Adicionalmente se podrá realizar adquisición de excedentes de leche hasta por 250 millones de litros mediante la oferta directa a LICONSA a través de las Organizaciones Gremiales de Productores Lecheros.

Para las modalidades de adquisición de excedentes de leche, los padrones de productores, organizaciones y empresas participantes se registrarán con fecha límite al 31 de marzo ante ASERCA, para lo cual, dicha institución deberá publicar las bases del Programa de Adquisición de Excedentes de Leche de Producción Nacional a más tardar el 15 de febrero.

Los Centros de Apoyo al Desarrollo Rural, liquidarán a los pequeños productores de hasta mil litros diarios, por litro entregado en el esquema del Programa de Adquisición de Leche de Producción Nacional, un apoyo adicional de $0.20 (pesos mexicanos) previa comprobación de la entrega ante las instancias acreditadas en el presente ordenamiento. No podrán recibir este apoyo aquellos que importen leche a través de los cupos de importación libres de arancel, autorizados por la Secretaría de Economía.

Las bases mínimas de adquisición de leche anual y excedentaria serán las siguientes:

a) Registro del Padrón de Productores de Leche de Vaca.

b) El precio de compra al productor en el Programa será igual al Precio de Referencia del Programa.

c) La calidad de la leche del productor para el Programa será con base en leche fría, tomando como referencia la norma NMX-F-700-COFOCALEC-2004, Sistema producto leche-alimento lácteo-leche cruda de vaca-especificaciones fisicoquímicas y sanitarias y métodos de prueba.

El Precio de Referencia del Programa será el de la leche entera en polvo importada e internada en el país convertida en litros, mas un 20% del valor que resulte por litro

correspondiente a 3.5% por debajo del nivel de la tasa arancelaria preferencial fuera de cupo de la leche entera en polvo para el año 2006 en el marco del TLCAN.

La base para determinar el Precio de Referencia del Programa será el cociente entre el valor y el volumen de las importaciones totales del semestre comprendido de abril a septiembre de 2005 de leche entera en polvo que reporta la Secretaría de Hacienda y Crédito Público en los reportes mensuales de importación expedidos por la Administración General de Aduanas que vienen expresados en pesos mexicanos por kilogramo. La proporción por litro de leche fluida se obtendrá dividiendo cada kilogramo entre 8.5, que es el factor mundialmente aceptado. Los gastos de internación al país y aduanales, fletes y seguro en México, se tomarán a razón del 8% del costo de la leche entera en polvo reportado por la Administración General de Aduanas.

Derivado de lo anterior, la fórmula de cálculo para el Precio de Referencia del Programa por litro de leche fluida será la suma del precio de importación de la leche entera en polvo en aduana mexicana por kilogramo dividido entre 8.5, mas el producto del valor anterior multiplicado por el factor 0.08, mas el producto del valor anterior multiplicado por el factor 0.2.

Los recursos fiscales necesarios para los gastos de operación de los Centros de Acopio de LICONSA en el marco del Programa de Sustitución de Importaciones de Leche en Polvo y Adquisición de Leche de Producción Nacional serán de $0.20 por litro acopiado.

Séptimo. El Servicio de Administración Tributaria, por conducto de su Junta de Gobierno, podrá celebrar convenios con los contribuyentes con la finalidad de condonar total o parcialmente multas y recargos respecto de créditos fiscales derivados de contribuciones federales que debieron causarse antes del 1 de enero de 2003 y acordará, en su caso, las condiciones de plazo para el pago y amortización de tales créditos fiscales, conforme a lo siguiente:

I. La condonación total o parcial de recargos y multas será acordada por la autoridad, atendiendo a la situación financiera del contribuyente, a su posibilidad de pago y en función de la carga financiera que representen tales recargos y multas para el propio contribuyente.

Para los efectos del párrafo anterior, el contribuyente deberá exhibir toda la información y documentación que considere necesaria o conveniente que acredite la necesidad del otorgamiento de la condonación solicitada. Sin perjuicio de lo anterior, la autoridad también podrá requerir al contribuyente todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

En caso de que la autoridad considere viable la condonación, la autoridad y el contribuyente celebrarán el convenio respectivo, dentro de los 40 (cuarenta) días posteriores a la fecha en que se haya presentado la documentación correspondiente.

La Junta de Gobierno del Servicio de Administración Tributaria establecerá el tipo de casos o supuestos en que procederá la condonación total o parcial de los recargos y multas a que se refiere este artículo, los cuales deberán publicarse en el Diario Oficial de la Federación.

II. La condonación total o parcial de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 66 del Código Fiscal de la Federación.

III. Asimismo, la condonación total o parcial de recargos y multas también procederá aun y cuando los mismos deriven de créditos fiscales que hayan sido objeto de impugnación por parte del contribuyente, sea ante la propia autoridad hacendaria o ante el Tribunal Federal de Justicia Fiscal y Administrativa.

IV. Sin perjuicio de la condonación total o parcial de recargos o multas que, en su caso, acuerde la autoridad con el contribuyente, la Junta de Gobierno igualmente podrá acordar con el contribuyente el pago a plazos de los créditos fiscales respecto de los que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades, conforme lo establece el Código Fiscal de la Federación. Asimismo, la autoridad fiscal podrá eximir la garantía del interés fiscal cuando el contribuyente no tenga posibilidad de otorgarla.

V. En caso de que el contribuyente incumpla con sus obligaciones de pago derivadas del convenio que se llegue a celebrar con la autoridad, se tendrá por rescindido de pleno derecho y, por lo tanto, las autoridades fiscales competentes iniciarán de inmediato el procedimiento administrativo de ejecución.

VI. No procederá la condonación total o parcial de recargos y multas, cuando el contribuyente se ubique en cualquiera de los siguientes supuestos:

a) La determinación de los créditos fiscales respecto de los que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos del Código Fiscal de la Federación.

b) Los créditos se hayan determinado presuntivamente de acuerdo con lo que señala el Código Fiscal de la Federación.

c) Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

d) Se trate de impuestos retenidos o recaudados.

VII. La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte la autoridad fiscal al respecto, no podrán ser impugnadas por los medios de defensa.

La Secretaría de Hacienda y Crédito Público informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Octavo.- Los patrones y demás sujetos obligados que espontáneamente regularicen sus adeudos fiscales con el Instituto Mexicano del Seguro Social, generados antes del 1 de octubre de 2005, que deriven de cuotas obrero patronales, así como de infracciones a la Ley del Seguro Social y sus reglamentos, siempre que los paguen en una sola exhibición el monto total de los mismos, gozarán del beneficio de la condonación de recargos y multas, conforme a lo siguiente:

I. Para tales efectos, los patrones y demás sujetos obligados deberán manifestar por escrito al Instituto, a más el 28 febrero de 2006, su intención de acogerse a los beneficios señalados en este artículo, así como la fecha en que efectuarán el pago de sus adeudos, debiendo garantizar el interés fiscal.

II. La condonación será en los siguientes porcentajes:

a) Si el pago se efectúa del 1 de enero al 28 de febrero de 2006, la condonación de los recargos y multas será del 100%;

b) Si el pago se efectúa entre el 1 y el 30 de marzo de 2006, la condonación de los recargos será del 90% y de 100% de multas;

c) Si el pago se efectúa entre el 1 y el 30 de abril de 2006, la condonación de los recargos será del 80% y de 90% de multas;

d) Si el pago se efectúa entre el 1 y el 31 de mayo de 2006, la condonación de los recargos será del 70% y de 90% de multas;

e) Si el pago se efectúa entre el 1 y el 30 de junio de 2006, la condonación de los recargos será del 60% y de 90% de multas, y

f) Si el pago se efectúa entre el 1 y el 31 de julio de 2006, la condonación de los recargos será del 50% y de 80% de multas.

III. El Instituto podrá requerir al patrón o sujeto obligado todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

IV. La condonación de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 40 C de la Ley del Seguro Social, dicha condonación será en proporción al saldo insoluto del adeudo, y el Instituto en ningún caso estará obligado a devolver cantidad alguna por concepto de recargos y multas pagadas.

V.- Asimismo, la condonación total de recargos y multas también procederá aun y cuando los mismos deriven de cuotas obrero patronales, que estén siendo objeto de impugnación por parte del patrón o sujeto obligado y que medie desistimiento de éste.

VI.- Sin perjuicio de la condonación total o parcial de recargos o multa que, en su caso, acuerde el Instituto con el patrón o sujeto obligado, el H. Consejo Técnico igualmente podrá acordar también el pago a plazos de las cuotas obrero patronales respecto de las que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades.

VII.- En caso de que el patrón o sujeto obligado no cumpla con sus obligaciones señaladas en su solicitud, se le tendrá por desistido de la misma.

VIII.- No procederá la condonación total o parcial de recargos y multas, cuando el patrón o sujeto obligado, se ubique en cualquiera de los siguientes supuestos:

a. La determinación de las cuotas obrero patronales respecto de las que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos de la Ley, y

b. Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

IX.- La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte el Instituto al respecto, no podrán ser impugnadas por los medios de defensa.

Tratándose de recargos respecto de créditos fiscales derivados de cuotas del seguro de retiro, cesantía en edad avanzada y vejez, no se otorgará condonación alguna y respecto de la condonación de la multa en las fechas y los porcentajes indicados, aplicará respecto de los créditos generados hasta antes del 1 de septiembre de 2005.

El Consejo Técnico del Instituto podrá dictar los lineamientos de carácter general que estime necesarios, para el mejor cumplimiento de esta disposición.

El Instituto Mexicano del Seguro Social informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Noveno.- Se otorga un estímulo fiscal en el impuesto al activo a los Almacenes Generales de Depósito por los inmuebles de su propiedad que utilicen para el almacenamiento, guarda o conservación de bienes o mercancías, consistente en permitir que el valor de dichos activos que se determine, conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplique por el factor de 0.1; el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes, conforme al artículo mencionado.

Los contribuyentes a que se refiere este artículo, que hubieran ejercido la opción a que se refiere el artículo 5-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en este artículo.

México, D.F., a 14 de noviembre de 2005.- Sen. **Enrique Jackson Ramírez**, Presidente.- Dip. **Heliodoro Díaz Escárraga**, Presidente.- Sen. **Sara I. Castellanos Cortés**, Secretaria.- Dip. **Patricia Garduño Morales**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los siete días del mes de diciembre de dos mil cinco.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Carlos María Abascal Carranza**.- Rúbrica.

SEGUNDA SECCION

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

LEY de Ingresos de la Federación para el Ejercicio Fiscal de 2006.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2006

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2006, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	***1,339,787.1***
I. Impuestos:	**836,812.4**
1. Impuesto sobre la renta.	374,923.5
2. Impuesto al activo.	13,412.5
3. Impuesto al valor agregado.	335,746.8
4. Impuesto especial sobre producción y servicios:	56,158.9
A. Gasolinas, diesel para combustión automotriz.	18,569.7
B. Bebidas con contenido alcohólico y cerveza:	20,163.4
a) Bebidas alcohólicas.	5,651.2
b) Cervezas y bebidas refrescantes.	14,512.2
C. Tabacos labrados.	16,365.0
D. Aguas, refrescos y sus concentrados.	1,060.8
5. Impuesto sobre tenencia o uso de vehículos.	15,378.2
6. Impuesto sobre automóviles nuevos.	5,298.7
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	4,838.5
9. Impuestos al comercio exterior:	21,701.7
A. A la importación.	21,701.7
B. A la exportación.	0.0
10. Accesorios.	9,353.6
II. Contribuciones de mejoras:	**16.0**

	Contribución de mejoras por obras públicas de infraestructura hidráulica.			16.0
III.	**Derechos:**			**429,943.7**
	1.	Servicios que presta el Estado en funciones de derecho público:		3,870.3
		A.	Secretaría de Gobernación.	952.9
		B.	Secretaría de Relaciones Exteriores.	1,393.9
		C.	Secretaría de la Defensa Nacional.	0.0
		D.	Secretaría de Marina.	0.0
		E.	Secretaría de Hacienda y Crédito Público.	88.6
		F.	Secretaría de la Función Pública.	0.0
		G.	Secretaría de Energía.	16.0
		H.	Secretaría de Economía.	145.0
		I.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	18.8
		J.	Secretaría de Comunicaciones y Transportes.	829.8
		K.	Secretaría de Medio Ambiente y Recursos Naturales.	35.5
		L.	Secretaría de Educación Pública.	322.1
		M.	Secretaría de Salud.	2.2
		N.	Secretaría del Trabajo y Previsión Social.	0.7
		Ñ.	Secretaría de la Reforma Agraria.	51.5
		O.	Secretaría de Turismo.	0.9
		P.	Secretaría de Seguridad Pública.	12.4
	2.	Por el uso o aprovechamiento de bienes del dominio público:		8,381.0
		A.	Secretaría de Hacienda y Crédito Público.	0.6
		B.	Secretaría de la Función Pública.	0.0
		C.	Secretaría de Economía.	441.5
		D.	Secretaría de Comunicaciones y Transportes.	2,677.9
		E.	Secretaría de Medio Ambiente y Recursos Naturales.	5,210.0
		F.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	51.0
		G.	Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derecho a los hidrocarburos.		417,692.4
		A.	Derecho ordinario sobre hidrocarburos.	377,605.6
		B.	Derecho sobre hidrocarburos para el fondo de estabilización.	39,823.0
		C.	Derecho extraordinario sobre exportación de petróleo crudo.	0.0
		D.	Derecho para el Fondo de investigación científica y tecnológica en materia de energía.	248.9

		E.	Derecho para la fiscalización petrolera.	14.9
		F.	Derecho adicional.	0.0
IV.	**Contribuciones no comprendidas en las fracciones *precedentes causadas en ejercicios fiscales anteriores* pendientes de liquidación o de pago.**			**50,981.7**
V.	**Productos:**			**6,278.1**
	1.	Por los servicios que no correspondan a funciones de derecho público.		71.6
	2.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		6,206.5
		A.	Explotación de tierras y aguas.	0.0
		B.	Arrendamiento de tierras, locales y construcciones.	1.3
		C.	Enajenación de bienes:	1,412.1
			a) Muebles.	1,246.1
			b) Inmuebles.	166.0
		D.	Intereses de valores, créditos y bonos.	2,855.2
		E.	Utilidades:	1,937.9
			a) De organismos descentralizados y empresas de participación estatal.	0.0
			b) De la Lotería Nacional para la Asistencia Pública.	458.1
			c) De Pronósticos para la Asistencia Pública.	1,274.3
			d) Otras.	205.5
		F.	Otros.	0.0
VI.	**Aprovechamientos:**			**15,755.2**
	1.	Multas.		1,068.0
	2.	Indemnizaciones.		679.8
	3.	Reintegros:		254.3
		A.	Sostenimiento de las Escuelas Artículo 123.	12.8
		B.	Servicio de Vigilancia Forestal.	0.5
		C.	Otros.	241.0
	4.	Provenientes de obras públicas de infraestructura hidráulica.		154.2
	5.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.		0.0
	6.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.		0.0
	7.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.		0.0
	8.	Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.		0.0
	9.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.		0.1
	10.	5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.		0.0

11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	342.9
12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	256.6
13.	Regalías provenientes de fondos y explotaciones mineras.	0.0
14.	Aportaciones de contratistas de obras públicas.	16.5
15.	Destinados al Fondo para el Desarrollo Forestal:	1.3
	A. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	B. De las reservas nacionales forestales.	0.1
	C. *Aportaciones al Instituto Nacional de Investigaciones* Forestales y Agropecuarias.	1.2
	D. Otros conceptos.	0.0
16.	Cuotas Compensatorias.	383.5
17.	Hospitales Militares.	0.0
18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.1
19.	Recuperaciones de capital:	236.6
	A. *Fondos entregados en fideicomiso, a favor de* entidades federativas y empresas públicas.	1.3
	B. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	235.3
	C. Inversiones en obras de agua potable y alcantarillado.	0.0
	D. Desincorporaciones.	0.0
	E. Otros.	0.0
20.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	107.4
21.	Rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios.	0.0
22.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	1,122.9
23.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
24.	Otros:	11,131.0
	A. Remanente de operación del Banco de México.	0.0
	B. Utilidades por Recompra de Deuda.	0.0
	C. Rendimiento mínimo garantizado.	3,158.7
	D. Otros.	7,972.3
B.	***INGRESOS DE ORGANISMOS Y EMPRESAS***	***613,712.9***
VII.	**Ingresos de organismos y empresas:**	**483,381.9**
1.	Ingresos propios de organismos y empresas:	483,381.9
	A. Petróleos Mexicanos.	260,364.0
	B. Comisión Federal de Electricidad.	176,820.5

		C.	Luz y Fuerza del Centro.	537.5
		D.	Instituto Mexicano del Seguro Social.	10,845.0
		E.	Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	34,814.9
	2.		Otros ingresos de empresas de participación estatal.	0.0
VIII.	**Aportaciones de seguridad social:**			**130,331.0**
	1.		Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.		Cuotas para el Seguro Social a cargo de patrones y trabajadores.	130,331.0
	3.		Cuotas del Sistema de Ahorro para el Retiro a cargo de los Patrones.	0.0
	4.		Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	5.		Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C. INGRESOS DERIVADOS DE FINANCIAMIENTOS				***20,000.0***
IX.	**Ingresos derivados de financiamientos:**			**20,000.0**
	1.		Endeudamiento neto del Gobierno Federal:	201,779.2
		A.	Interno.	201,779.2
		B.	Externo.	0.0
	2.		Otros financiamientos:	20,000.0
		A.	Diferimiento de pagos.	20,000.0
		B.	Otros.	0.0
	3.		Superávit de organismos y empresas de control presupuestario directo (se resta).	201,779.2
TOTAL				**1,973,500.0**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio de 2006, se estima una recaudación federal participable por 1 billón 139 mil 400.4 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 35 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2006, en relación con las estimaciones que se señalan en este artículo.

Se estima que el pago en especie, durante el ejercicio fiscal de 2006, en términos monetarios, del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968 y cuyo pago se regula en el decreto publicado el 10 de octubre de 2002, ascenderá al equivalente de 2,540.2 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, por un monto de endeudamiento neto interno hasta por 222 mil millones de pesos. Asimismo, podrá contratar endeudamiento interno adicional al autorizado, siempre que se obtenga una disminución de la deuda pública externa por un monto equivalente al del endeudamiento interno neto adicional asumido. El Ejecutivo Federal, queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar obligaciones del Sector Público Federal a efecto de obtener un monto de desendeudamiento neto externo de al menos 500 millones de dólares de los Estados Unidos de América. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2006 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2006, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el presente ejercicio.

Del ejercicio de estas facultades, el Ejecutivo Federal dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público dentro de los 35 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil, la fecha límite se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal, durante el ejercicio fiscal de 2006, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta

de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación, el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a Financiera Nacional Azucarera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo y a las Sociedades Nacionales de Crédito que integran el Sistema Banrural contempladas en el Artículo Transitorio Tercero de la Ley Orgánica de la Financiera Rural, todas en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, y en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en los términos de la presente autorización, estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las Instituciones de Banca de Desarrollo conforme a sus respectivas Leyes Orgánicas.

Se autoriza a la banca de desarrollo y fondos de fomento un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 35 mil 576 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2006 y a los programas establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

El monto autorizado a que hace referencia el párrafo anterior podrá ser adecuado previa autorización de su Consejo de Administración y con la opinión favorable de la Secretaría de Hacienda y Crédito Público; debiendo informarse al H. Congreso de la Unión cada trimestre sobre las modificaciones.

Artículo 3o. Se autoriza al Distrito Federal a contratar y ejercer créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 1 mil 600 millones de pesos para el financiamiento de obras y proyectos de inversión contemplados en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2006, con la siguiente distribución:

Unidad Ejecutora del Gasto	Porcentaje
Sistema de Transporte Colectivo Metro	68%
Secretaría de Obras y Servicios	14%
Delegaciones	11%
Sistema de Aguas de la Cd. de México	6%
Fondo de Seguridad Pública del DF	1%
Total del Endeudamiento Bruto	**100%**

El endeudamiento a que se refiere este artículo se ejercerá de acuerdo a lo siguiente:

1. El endeudamiento debe de contratarse con apego a lo establecido en la Ley General de Deuda Pública. Los proyectos y programas que se financien a través de endeudamiento deberán contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2006 y deberán apegarse a las disposiciones legales aplicables.
2. El endeudamiento deberá contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunde en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del Gobierno Federal.
3. El monto de los desembolsos de los recursos crediticios y el ritmo al que procedan deberá conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando tales obras, de manera que el ejercicio y aplicación de los recursos crediticios deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. En todo caso, el desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras y proyectos que ya hubieren sido adjudicados bajo la normatividad correspondiente.

4. El Gobierno del Distrito Federal informará trimestralmente al Congreso de la Unión sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su origen y fuente de financiamiento, especificando las características financieras de las operaciones realizadas.

5. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones.

6. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión deberán contener un apartado específico de deuda pública, de acuerdo a lo siguiente:

   I. Evolución de la deuda pública durante el periodo que se informe.

   II. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

   III. Colocación de deuda autorizada, por entidad receptora, y aplicación a programas, subprogramas y proyectos específicos.

   IV. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

   V. Servicio de la deuda.

   VI. Costo financiero de la deuda.

   VII. Reestructuración o recompras.

   VIII. Evolución por línea de crédito.

   IX. Programa de colocación para el resto del ejercicio fiscal.

7. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2006, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2006.

Artículo 4o. En el ejercicio fiscal de 2006, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 684 mil 947.8 millones de pesos, de acuerdo con la siguiente distribución:

	Directa	***Condicionada***	***Total***
I. Comisión Federal de Electricidad	61,456.0	66,840.0	128,296.0
II. Petróleos Mexicanos	554,584.7	2,067.1	556,651.8
Total	**616,040.7**	**68,907.1**	**684,947.8**

Los ingresos anuales a que se refiere este artículo, que genere cada proyecto durante la vigencia de su financiamiento, sólo podrán destinarse al pago de cada año de las obligaciones atribuibles al propio proyecto, incluyendo todos sus gastos de operación, mantenimiento y demás gastos asociados, en los términos del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006 y de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los ingresos excedentes no podrán ser destinados a gasto corriente.

A más tardar el 31 de enero las entidades deberán enviar a la Secretaría de Hacienda y Crédito Público, los montos de las obligaciones fiscales referidas en el párrafo anterior, atribuibles a cada proyecto de infraestructura productiva de largo plazo durante el ejercicio fiscal de 2006.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán identificar dentro de la contabilidad de cada proyecto los ingresos asociados, así como todos los egresos atribuibles a dichos proyectos, que incluye obligaciones fiscales, inversión física y costo financiero, gastos de operación, de mantenimiento y demás gastos asociados.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento, por 65 mil 256.8 millones de pesos que corresponden a proyectos de inversión directa y condicionada, de acuerdo con la siguiente distribución:

	Inversión Financiada Directa	Inversión Financiada Condicionada	Total
I. Comisión Federal de Electricidad	35,198.9	1,650.3	36,849.2
II. Petróleos Mexicanos	28,407.6	0.0	28,407.6
Total	**63,606.5**	**1,650.3**	**65,256.8**

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II

De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, Pemex Exploración y Producción deberá realizar los anticipos que a continuación se señalan:

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículc 254 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 585 millones 597 mil pesos durante el año. Además, el primer dia hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 4,110 millones 437 mil pesos. Estos anticipos incluyen ADEFAS de 2005 por un monto de 49,879.9 mdp. Estos anticipos se acreditarán contra el derecho que resulte en la declaración anual.

Durante el ejercicio fiscal de 2006 Pemex Exploración y Producción no efectuará los pagos provisionales mensuales del derecho ordinario sobre hidrocarburos, en los términos previstos en el Capítulo XII del Título II de la Ley Federal de Derechos y sus disposiciones transitorias.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 54 millones 495 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Los pagos mínimos diarios por concepto del impuesto especial sobre producción y servicios por la enajenación de gasolinas y diesel, se podrán modificar cuando los precios de dichos productos varíen, para lo cual se aplicará sobre los pagos mínimos diarios un factor que será equivalente al aumento o disminución porcentual que registren los productos antes señalados, el cual será determinado por la Secretaría de Hacienda y Crédito Público, a más tardar el tercer día posterior a su modificación.

Cuando las gasolinas y el diesel registren diferentes por cientos de incremento, la Secretaría de Hacienda y Crédito Público determinará el factor a que se refiere el párrafo anterior, tomando en consideración el aumento o la disminución promedio ponderado de dichos productos, de acuerdo con el consumo que de los mismos se haya presentado durante el trimestre inmediato anterior a la fecha de incremento de los precios.

Cuando en un lugar o región del país se establezca un sobreprecio al precio de la gasolina, no se estará obligado al pago del impuesto especial sobre producción y servicios por dicho sobreprecio en la enajenación de este combustible.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece el artículo 2-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios, podrán disminuir el monto que resulte de dicha tasa negativa, del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes, se podrá acreditar contra el Derecho Ordinario sobre Hidrocarburos, que establece el artículo 254 de la Ley Federal de Derechos.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex Exploración y Producción, estarán a lo siguiente:

a) Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30%. El rendimiento neto a que se refiere este párrafo, se determinará restando de la totalidad de los ingresos del ejercicio, el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

b) A cuenta del impuesto sobre rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex Exploración y Producción, deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 6 millones 628 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 46 millones 524 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2007 y contra el impuesto que resulte, se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Aprovechamiento sobre rendimientos excedentes.

Cuando en el mercado internacional el precio promedio ponderado acumulado mensual del barril del petróleo crudo mexicano exceda de 36.50 dólares de los Estados Unidos de América, Pemex Exploración y Producción pagará un aprovechamiento que se calculará aplicando la tasa del 6.5% sobre el rendimiento excedente acumulado, que se determinará multiplicando la diferencia entre el valor promedio ponderado acumulado del barril de crudo y 36.50 dólares de los Estados unidos de América por el volumen total de exportación acumulado de hidrocarburos.

La recaudación anual que genere la aplicación del aprovechamiento sobre rendimientos excedentes, se destinarán en su totalidad a las Entidades Federativas en los términos que disponga el Presupuesto de Egresos de la Federación.

Para los efectos de lo establecido en esta fracción, Pemex Exploración y Producción calculará y efectuará anticipos trimestrales a cuenta del aprovechamiento anual, que se pagarán a más tardar el último día hábil de

los meses de abril, julio y octubre de 2006 y enero de 2007. Pemex Exploración y Producción presentará ante la Tesorería de la Federación una declaración anual por este concepto a más tardar el último día hábil del mes de marzo de 2007, en la que podrá acreditar los anticipos trimestrales enterados en el ejercicio.

Este Aprovechamiento se acreditará contra el Derecho sobre Hidrocarburos para el Fondo de Estabilización o en caso de resultar insuficiente, contra el Derecho Ordinario sobre Hidrocarburos, previstos en los artículos 256 y 254, respectivamente, de la Ley Federal de Derechos.

VIII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones, aprovechamientos y productos, que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos diarios y semanales, establecidos en este artículo, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público, en los meses de abril, julio y octubre de 2006 y enero de 2007 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74% del valor total de las enajenaciones de gasolina PEMEX Magna y PEMEX Premium, que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto, podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del propio Banco de México y los concentrará en la Tesorería de la Federación.

Para dar cumplimiento a lo establecido en el artículo 257, último párrafo de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2006, será por una estimación máxima de 3,478.0 y 1,868.3 miles de barriles diarios en promedio, respectivamente.

Capítulo III

De las Facilidades Administrativas y Estímulos Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75% mensual sobre los saldos insolutos.

II. Cuando conforme al Código Fiscal de la Federación, se permita que la tasa de recargos por prórroga incluya actualización, se aplicarán sobre los saldos las siguientes tasas, durante los periodos que a continuación se señalan:

a) Tratándose de pagos a plazos en parcialidades hasta 12 meses, la tasa de recargos será del 1% mensual.

b) Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25% mensual.

c) Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.50% mensual.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Asimismo, se ratifican los convenios que se hayan celebrado entre la Federación por una parte y los Estados, organismos autónomos por disposición Constitucional de éstos y los Municipios, por la otra, en los cuales se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las Entidades Federativas, por la otra, en los cuales se señalen los incentivos que perciben las propias Entidades Federativas y, en su caso, los municipios, por las mercancías ó vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del fisco federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6-bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2006, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2006, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2006, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los aprovechamientos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2006, sólo surtirán sus efectos para dicho año y, en su caso, se señalará el destino específico que se apruebe para los aprovechamientos que perciba la dependencia -correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se podrá destinar a la capitalización de los Bancos de Desarrollo.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2006, se aplicarán los vigentes al 31 de diciembre de 2005, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en el que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR

Enero	1.0380
Febrero	1.0379
Marzo	1.0345
Abril	1.0298
Mayo	1.0262
Junio	1.0288
Julio	1.0297
Agosto	1.0257
Septiembre	1.0242
Octubre	1.0177
Noviembre	1.0132
Diciembre	1.0071

En el caso de aprovechamientos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2006 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2005, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquellos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2006, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días de julio de 2006, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal 2006, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2006, sólo surtirán sus efectos para dicho año y, en su caso, se señalará el destino específico que se apruebe para los productos que perciba la dependencia correspondiente.

Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2006, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2006, se aplicarán los vigentes al 31 de diciembre de 2005, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en el que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0380
Febrero	1.0379
Marzo	1.0345
Abril	1.0298
Mayo	1.0262
Junio	1.0288
Julio	1.0297
Agosto	1.0257
Septiembre	1.0242
Octubre	1.0177
Noviembre	1.0132
Diciembre	1.0071

En el caso de productos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2006 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2005, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, serán depositados, hasta por la cantidad que determine la Junta de Gobierno de dicho organismo, en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2006, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días del mes de julio 2006 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 12. Los ingresos que se recauden por parte de las dependencias o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal. Los ingresos que se enterarán a la Tesorería de la Federación en los términos de este párrafo, serán los netos de gasto de recaudación que autorice el Código Fiscal de la Federación.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer Banco de México dentro del periodo que dure la falta de concentración. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la

Federación, se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, debiendo contar siempre con la validación respectiva del órgano interno de control de la dependencia de que se trate.

Las entidades sujetas a control presupuestario directo, los Poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Las entidades sujetas a control presupuestario indirecto, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de los recursos autogenerados por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquiera otra vía, de las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación, culturales y de formación para el trabajo del sector público, independientemente de que sean organismos descentralizados u órganos desconcentrados, y serán aplicados por éstos para gastos de sus objetivos y programas institucionales. La cuantía o la disponibilidad de recursos autogenerados a que se refiere este párrafo, no dará lugar a la disminución, limitación o compensación de las asignaciones presupuestales normales autorizadas conforme al Presupuesto de Egresos de la Federación, ni tampoco dará lugar para que la Federación, los gobiernos estatales y municipales reduzcan o limiten su obligación de destinar recursos crecientes a la educación pública.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de posgrado, de investigación y de formación para el trabajo del sector público, a que hace referencia el párrafo anterior, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público, el origen y aplicación de los recursos autogenerados.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Las dependencias de la Administración Pública Federal presentarán, a más tardar en el mes de marzo de 2006, ante la Secretaría de Hacienda y Crédito Público, una declaración informativa sobre los ingresos percibidos durante el ejercicio fiscal de 2005 por concepto de contribuciones, aprovechamientos y productos.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar al final del ejercicio, en la Tesorería de la Federación, los recursos no devengados.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia, deberán ser concentrados a la Tesorería de la Federación, bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquéllos que en el contrato de fideicomiso esté previsto un destino distinto.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier Entidad Transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje sobre el monto de dichos ingresos, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por su Junta de Gobierno y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Artículo 14. Se aplicará el régimen establecido en esta Ley, salvo lo dispuesto en el artículo 12 de la misma, a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control presupuestario en los términos de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, entre las que se comprende, de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones, aun cuando se sujeten al régimen establecido en esta Ley.

Artículo 15. Se faculta a las autoridades fiscales para que lleven a cabo la cancelación de los créditos fiscales cuyo cobro les corresponda efectuar, en los casos en que exista imposibilidad práctica de cobro. Se considera que existe imposibilidad práctica de cobro, entre otras, cuando los deudores no tengan bienes embargables, el deudor hubiera fallecido o desaparecido sin dejar bienes a su nombre o cuando por sentencia firme hubiera sido declarado en quiebra por falta de activo.

Artículo 16. En materia de estímulos fiscales, durante el ejercicio fiscal de 2006, se estará a lo siguiente:

I. Se otorga un estímulo fiscal a los contribuyentes dedicados exclusivamente a las actividades de los sectores agropecuario y forestal, consistente en permitir el acreditamiento de la inversión realizada contra una cantidad equivalente al impuesto al activo determinado en el ejercicio, mismo que podrá acreditarse en ejercicios posteriores hasta agotarse. Igual estímulo se otorgará para el sector forestal en lo relativo a inversiones en protección, conservación y restauración cuando se refieran a construcción de torres contra incendios, caminos forestales, viveros de alta productividad, brechas corta fuego, equipo y mobiliario contra incendios, laboratorios de sanidad, habilitación y pagos de jornales a brigadas contra incendios forestales.

II. Se otorga un estímulo fiscal en el impuesto al activo a las personas físicas y morales, cuyos ingresos totales en el ejercicio inmediato anterior no hubieran excedido de $4'000,000.00 (cuatro millones de pesos 00/100 M.N.), consistente en el monto total del impuesto que hubiere causado.

III. Se otorga un estímulo fiscal en el impuesto al activo por el monto total del mismo que se derive de la propiedad de cuentas por cobrar derivadas de contratos que celebren los contribuyentes con organismos públicos descentralizados del Gobierno Federal, respecto de inversiones de infraestructura productiva destinada a actividades prioritarias, autorizada por la Secretaría de Hacienda y Crédito Público, en los términos del artículo 18 de la Ley General de Deuda Pública.

IV. Para la aplicación del estímulo fiscal a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente

a) Se creará un Comité Interinstitucional que estará formado por un representante del Consejo Nacional de Ciencia y Tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público, quien tendrá voto de calidad, y uno de la Secretaría de Educación Pública, el cual deberá dar a conocer a más tardar el 31 de marzo de 2006, las reglas generales con que operará dicho Comité, así como los sectores prioritarios susceptibles de obtener el beneficio, las características de las empresas y los requisitos adicionales que se deberán cumplir para poder solicitar el beneficio del estímulo.

b) El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de 4,000 millones de pesos para el año de 2006.

c) El monto total se distribuirá de la siguiente manera:

1. 750 millones de pesos se destinarán a proyectos de investigación y desarrollo de tecnología en fuentes alternativas de energía, así como a proyectos de investigación y desarrollo de tecnología de la micro y pequeña empresa.

2. 750 millones de pesos se destinarán a proyectos de creación de infraestructura especializada para centros de investigación cuyos proyectos hayan sido dictaminados como proyectos orientados al desarrollo de productos, materiales o procesos de producción que representen un avance científico o tecnológico.

3. 2,500 millones de pesos se distribuirán entre el resto de los solicitantes.

   En el caso de que al término del tercer trimestre del ejercicio fiscal 2006, las solicitudes de estímulo fiscal correspondientes a los numerales 1 y 2 no fueran suficientes para asignar los montos establecidos, los remanentes podrán ser utilizados para incrementar el monto establecido en el numeral 3.

d) El Comité Interinstitucional estará obligado a publicar a más tardar el último día de febrero de 2007, el monto erogado durante el ejercicio anterior, así como las empresas beneficiarias del estímulo fiscal y los proyectos por los cuales fueron merecedoras de este beneficio.

El contribuyente podrá aplicar el estímulo fiscal a que se refiere esta fracción, contra el impuesto sobre la renta o el impuesto al activo que tenga a su cargo, en la declaración anual del ejercicio en el que se otorgó dicho estímulo o en los ejercicios siguientes hasta agotarlo.

La parte del estímulo fiscal no aplicada se actualizará por el periodo comprendido desde el mes en que se presentó la declaración del ejercicio en que se determinó el estímulo fiscal y hasta el mes inmediato anterior a aquél en que se aplique. La parte del estímulo fiscal actualizada pendiente de aplicar, se actualizará por el periodo comprendido desde el mes en que se actualizó por última vez y hasta el mes inmediato anterior a aquél en que se aplique.

V. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes.

VI. Se otorga un estímulo fiscal a los contribuyentes de los sectores agrícola, ganadero, pesquero y minero que adquieran diesel para su consumo final y siempre que dicho combustible no sea para uso automotriz en vehículos que se destinen al transporte de personas o efectos a través de carreteras o caminos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible, siempre que se utilice exclusivamente como combustible en:

a) Maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras.

b) Vehículos marinos y maquinaria utilizada en las actividades de acuacultura.

c) Tractores, motocultores, combinadas, empacadoras de forraje, revolvedoras, desgranadoras, molinos, cosechadoras o máquinas de combustión interna para aserrío, bombeo de agua o generación de energía eléctrica, que se utilicen en actividades de siembra, cultivo y cosecha de productos agrícolas; cría y engorda de ganado, aves de corral y animales; cultivo de los bosques o montes, así como en la cría, conservación, restauración, fomento y aprovechamiento de la vegetación de los mismos.

d) Vehículos de baja velocidad o bajo perfil que por sus características no estén autorizados para circular por si mismo en carreteras federales o concesionadas y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Asimismo, los contribuyentes que adquieran diesel para su consumo final que se utilice exclusivamente como combustible en maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras, independientemente del sector al que pertenezcan, podrán aplicar el estímulo fiscal a que se refiere esta fracción.

VII. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a) Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.

Para estos efectos, el monto que dichas personas podrán acreditar será el que se señale expresamente y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que los contribuyentes antes mencionados podrán acreditar, será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a esas personas. En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b) Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas señaladas en el inciso c) de la fracción VI de este artículo, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar

expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior, podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

VIII. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere el inciso c) de la fracción VI del presente artículo, podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción VII que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución, serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $ 747.69 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior, a más tardar el 31 de enero de 2006.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior, no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $ 747.69 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $7,884.96 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $14,947.81 mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre del mismo año y enero del siguiente.

Las personas a que se refiere el primer párrafo de esta fracción, deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos del inciso c) de la fracción VI de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicho inciso, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción, se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios, tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IX. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, aplicando en lo conducente el artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

X. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50% del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

XI. Se otorga un estímulo fiscal en el impuesto sobre automóviles nuevos a las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquellos eléctricos que además cuenten con motor de combustión interna, consistente en el monto total del impuesto que hubieren causado.

XII. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel marino especial, para su consumo final y que sea utilizado exclusivamente como combustible en embarcaciones destinadas al desarrollo de las actividades propias de la marina mercante, consistente en permitir el acreditamiento de un monto equivalente al del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de diesel marino especial.

En los casos en que el diesel marino especial se adquiera de agencias o distribuidores autorizados, el monto que los contribuyentes podrán acreditar será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a tales agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a dichos contribuyentes.

Para los efectos de lo dispuesto en los párrafos anteriores, el comprobante que se expida deberá reunir los requisitos previstos en los artículos 29 y 29-A del Código Fiscal de la Federación, sin que se acepte para los efectos del estímulo a que se refiere esta fracción, comprobante simplificado.

Cuando el monto a acreditar a que se refiere esta fracción, sea superior al monto de los pagos provisionales o definitivos de los impuestos contra los que se autoriza el acreditamiento, la diferencia se podrá acreditar contra los pagos subsecuentes, correspondientes al año de 2006. En ningún caso procederá la devolución de las cantidades a que se refiere esta fracción.

El acreditamiento a que se refiere la presente fracción deberá efectuarse, sin excepción alguna, a más tardar en las fechas siguientes:

1. Tratándose del impuesto al valor agregado, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al mes de diciembre de 2006.

2. Tratándose del impuesto sobre la renta o del impuesto al activo, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al ejercicio de 2006.

Para aplicar el estímulo fiscal a que se refiere la presente fracción, los contribuyentes deberán cumplir, además, con lo siguiente:

a) Estar inscritos en el Registro Federal de Contribuyentes, y en el Registro Público Marítimo Nacional como empresa naviera.

b) Presentar en la Administración Local de Recaudación o en la Administración Local de Grandes Contribuyentes, según sea el caso, que corresponda a su domicilio fiscal, dentro de los cinco días posteriores a la presentación de las declaraciones provisionales o del ejercicio del impuesto sobre la renta o del impuesto al activo, o definitivas tratándose del impuesto al valor agregado, en las que se efectúe el acreditamiento a que se refiere el presente Decreto, copia de las mismas, adjuntando la siguiente documentación:

1. Copia del despacho o despachos expedidos por la Capitanía de Puerto respectiva, a las embarcaciones de su propiedad o bajo su legítima posesión en las que haya utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere el presente Decreto, en el que deberá constar el puerto y fecha de arribo.

   En el caso de embarcaciones a las que la Capitanía de Puerto les haya expedido despachos de entradas y salidas múltiples, se deberá anexar copia de dichos despachos en los que deberá constar la fecha de cada una de las ocasiones en que entró y salió del puerto la embarcación.

   Tratándose de embarcaciones que sólo realizan navegación interior, los contribuyentes deberán presentar copia del informe mensual rendido a la Capitanía de Puerto sobre el número de viajes realizados.

   Los duplicados de los documentos mencionados en este inciso deberán contener el sello y la firma originales de la autoridad marítima que los expida.

2. Escrito en el que se mencione el número de la inscripción del contribuyente en el Registro Público Marítimo Nacional como empresa naviera, manifestando la siguiente información de cada una de las embarcaciones propiedad de la empresa o que se encuentren bajo su legítima posesión en las que hayan utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere esta fracción:

   i) Nombres de las embarcaciones;

   ii) Matrículas de las embarcaciones;

   iii) Eslora y tonelaje de registro bruto de cada embarcación;

   iv) Capacidad de carga de combustible, y

   v) Cálculo promedio de su consumo de combustible en millas náuticas por galón.

3. Copias simples de los comprobantes fiscales expedidos a favor del contribuyente por la adquisición del diesel marino especial, correspondientes al periodo que abarque la declaración provisional, definitiva o del ejercicio, en que se aplicó el estímulo fiscal.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

Los beneficiarios de los estímulos previstos en las fracciones VI, IX y X del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones VI, VII y VIII del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones IX y X del mismo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la citada Ley.

Los estímulos que se otorgan en el presente artículo, están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la obtención de los beneficios previstos en este artículo.

Artículo 17. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

a) A la importación de artículos de consumo a las regiones fronterizas.

b) A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2005.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere esta fracción, así como los sectores objeto de este beneficio.

Artículo 18. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones, federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación de organismos descentralizados, órganos desconcentrados y empresas de participación estatal.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias o entidades por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Asimismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 19. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo primero de esta Ley, los Poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control presupuestario directo, se deberán aplicar a los fines que al efecto establezca el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Las adecuaciones y el ejercicio de los recursos presupuestarios que, en su caso sean necesarios para el pago de obligaciones derivadas de contribuciones federales, estatales o municipales, así como para las obligaciones contingentes que se generen por resoluciones emitidas por autoridad competente, se sujetarán estrictamente a lo que disponga el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006 y los demás ordenamientos aplicables.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados en la Ley de Ingresos de la Federación de la dependencia, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

La Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el 31 de enero, la estimación de los ingresos, desagregando el artículo 1o., rubro A, fracciones I, numerales 1, 3, 4 y 9, inciso A, III, numeral 3 y VI, numerales 19, inciso D, 21 y 23, de esta Ley.

Se faculta a la Secretaría de Hacienda y Crédito Público para emitir dictámenes, así como para recibir notificaciones, de ingresos excedentes que generen las dependencias y entidades.

Sólo se podrá emitir dictamen de ingresos excedentes, cuando estos sean susceptibles de aplicarse de conformidad con las disposiciones del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Artículo 20. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero, y la enajenación de bienes muebles, y

IV. Ingresos de los Poderes Legislativo y Judicial, así como de los Tribunales Administrativos, Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades, a más tardar el último día hábil de enero de cada año y durante el ejercicio fiscal, conforme se modifiquen.

Artículo 21. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 22. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2006 la tasa de retención anual será del 0.5%.

Capítulo IV

De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 23. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, estará obligado a proporcionar información sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, al Congreso de la Unión en los términos siguientes:

I. Informes mensuales sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el mes de que se trate.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre la recaudación federal participable que sirvió de base para el cálculo del pago de las participaciones a las entidades federativas. La recaudación federal participable se calculará de acuerdo con lo previsto en la Ley de Coordinación Fiscal. La recaudación federal participable se comparará con la correspondiente al mismo mes del año previo.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 30 días después de concluido el mes, sobre el pago de las participaciones a las entidades federativas. Esta información deberá estar desagregada por tipo de fondo, de acuerdo con lo establecido en la Ley de Coordinación Fiscal, y por entidad federativa. El monto pagado de participaciones se comparará con el correspondiente al del mismo mes del año previo. La Secretaría de Hacienda y Crédito Público deberá proporcionar la información a que se refieren los dos párrafos precedentes a las entidades federativas, a través del Comité de Vigilancia del Sistema de Participaciones en Ingresos Federales de la Comisión Permanente de Funcionarios Fiscales, a más tardar 30 días después de concluido el mes. Además, deberá publicarla en su página de Internet.

II. Informes trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública en los que se presente información sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el trimestre de que se trate.

III. La información sobre el costo total de las emisiones de deuda interna y externa deberá identificar por separado el pago de las comisiones y gastos inherentes a la emisión, de los del pago a efectuar por intereses. Estos deberán diferenciarse de la tasa de interés que se pagará por los empréstitos y bonos colocados. Asimismo, deberá informar sobre la tasa de interés o rendimiento que pagará cada emisión, el plazo, y el monto de la emisión.

IV. Los datos estadísticos y la información que la Secretaría de Hacienda y Crédito Público tenga disponibles que puedan contribuir a una mejor comprensión de la evolución de la recaudación y del endeudamiento, que los Diputados y Senadores soliciten por conducto de las Comisiones de Hacienda y Crédito Público respectivas. Dicha información deberá entregarse en forma impresa y en medios magnéticos en los términos que estas Comisiones determinen. La Secretaría de Hacienda y Crédito Público proporcionará dicha información en un plazo no mayor de 30 días naturales, contados a partir de la solicitud que se haga.

La información que la Secretaría de Hacienda y Crédito Público proporcione en los términos de este artículo deberá ser completa y oportuna. En caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

V. Informes trimestrales relativos a los proyectos de infraestructura productiva de largo plazo a que se refieren los artículos 4o. y 5o. de la presente Ley. Dicha información deberá presentarse a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de las Cámaras de Diputados y Senadores, respectivamente, las cuales podrán publicarla en sus respectivas páginas de Internet, y deberá contener:

a) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos.

b) Los costos de los proyectos y las amortizaciones derivadas de los mismos.

c) El análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal con respecto a los proyectos de que se trate.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia esta fracción en su página de Internet.

Artículo 24. En los informes trimestrales a que se refiere el artículo 23 de esta Ley, la Secretaría de Hacienda y Crédito Público deberá incluir un informe de deuda pública que contenga la evolución detallada de la misma al trimestre, incluyendo el perfil de amortizaciones internas y externas. Este informe deberá incluir un apartado que refiera las operaciones activas y p asivas del Instituto de Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados.

De igual forma, incluirá un informe sobre el uso de recursos financieros de la banca de desarrollo y fondos de fomento para financiar al sector privado y social. Detallando el déficit de operación y la concesión neta de créditos, así como sus fuentes de financiamiento.

En este informe se deberá incluir la información sobre las comisiones de compromiso pagadas por los créditos internos y externos contratados.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal.

Artículo 25. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá trimestralmente en el Informe Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, lo cual implica considerar a las entidades paraestatales contempladas en los tomos IV y V del Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Asimismo, con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, se deberán incluir en Informe a que se refiere el párrafo anterior, la información correspondiente a los indicadores que a continuación se señalan:

1. Avance en el padrón de contribuyentes.

2. Información estadística de avances contra la evasión y elusión.

3. Avances contra el contrabando.

4. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

5. Plan de recaudación.

Artículo 26. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 27. Con el objeto de transparentar la información referente a los ingresos generados por concepto de derechos y aprovechamientos por las distintas dependencias y órganos de la administración pública federal, así como de los órganos autónomos, la Secretaría de Hacienda y Crédito Público presentará a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados antes del 31 de julio de 2006, las estimaciones de ingresos de dichas dependencias y órganos para el mismo año.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 28. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las

familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2006. Estas Comisiones determinarán a más tardar el 15 de abril de 2006 si el estudio cumple con los objetivos establecidos.

De determinarse que dicho estudio no cumple con los objetivos establecidos, la Secretaría de Hacienda y Crédito Público, tendrá hasta el 15 de agosto de 2006 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas, debiéndose publicar en la página de Internet de dicha Secretaría a más tardar el 30 de junio del 2006.

Artículo 29. Los estímulos fiscales y las facilidades que prevea la Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal de 2007 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el presupuesto de gastos fiscales.

Artículo 30. El Ejecutivo Federal presentará a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, a más tardar el 30 de mayo de 2006 un estudio integral que analice el grado de cumplimiento de la Banca de Desarrollo, de sus objetivos legales e informe acerca de su financiamiento neto, su comparativo de financiamiento con el programado, su canalización de crédito en términos reales durante los últimos cinco años y sobre su canalización de crédito respecto del Producto Interno Bruto. Adicionalmente, informará sobre el costo de operación de las instituciones y el comparativo de los gastos de administración respecto a la cartera total y gastos de administración respecto a su margen financiero, así como un informe sobre su índice de capitalización, fuentes de recursos financieros y fiscales.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 31. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística, Geografía e Informática y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos organismos con objeto de mantener sus bases de datos actualizadas.

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información así obtenida no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, la Ley de Información Estadística y Geográfica y la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los datos a que se refiere el presente artículo podrán ser objeto de difusión pública.

Artículo 32. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las Comisiones de Hacienda y Crédito Público, de Presupuesto y Cuenta Pública y al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2006, el Presupuesto de Gastos Fiscales.

Este comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho Presupuesto de Gastos Fiscales deberá contener los montos referidos estimados para el ejercicio fiscal de 2007 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple.

Artículo 33. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2006, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 34. En los informes a que se refiere el artículo 23 de esta Ley, deberá incluirse un informe detallado de los juicios ganados y perdidos por el Gobierno Federal en materia fiscal, del Instituto Mexicano del Seguro Social y del INFONAVIT frente al Tribunal Federal de Justicia Fiscal y Administrativa, así como el monto que representan en un aumento o disminución de los ingresos y el costo operativo que representan para la Secretaría de Hacienda y Crédito Público y el Servicio de Administración Tributaria. Asimismo, este informe incluirá una explicación detallada de las disposiciones fiscales que causan inseguridad jurídica a la recaudación. Para los efectos de este artículo, el Tribunal Federal de Justicia Fiscal y Administrativa deberá facilitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria la información que éstos requieran para elaborar el informe a que se refiere el primer párrafo.

Artículo 35. La Secretaría de Hacienda y Crédito Público mediante convenio con cada una de las entidades federativas, deberá realizar un estudio en el que se muestre un diagnóstico integral de la situación actual de las haciendas públicas estatales y municipales, así como diversas propuestas para el fortalecimiento de las haciendas públicas de los tres órdenes de gobierno, que tengan como objetivos fundamentales dar mayor eficiencia al uso de los recursos públicos y hacer más eficaz el impacto de dichos recursos en la población. Para la realización de dicho estudio, la Secretaría de Hacienda y Crédito Público deberá seguir los lineamientos técnicos que establezca la Comisión de Hacienda y Crédito Público de la Cámara de Diputados antes del 15 de febrero de 2006.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá publicarse en la página de Internet de dicha Secretaría, así como entregarse a la Cámara de Diputados a más tardar el 15 de mayo de 2006. Los resultados de dicho estudio estarán sujetos al dictamen de la Comisión de Hacienda y Crédito Público de la Cámara de Diputados, la que determinará si el estudio cumple con los objetivos establecidos.

De presentarse un dictamen no favorable sobre dicho estudio, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de julio de 2006 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, con las modificaciones respectivas y publicarlo en la página de Internet de la citada Secretaría.

Artículo 36. En el ejercicio fiscal de 2006, toda Iniciativa en materia fiscal, incluyendo aquellas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo de la disposición de que se trate en el cual se llevarían a cabo las reformas.

Toda Iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes;

2. Que el pago de los impuestos sea sencillo y asequible;

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la Iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

Artículo 37. Se autoriza al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados a solicitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria, la información estadística en materia de finanzas públicas que éste requiera. La solicitud de información se hará por escrito y deberá ser entregada por dichas dependencias del Gobierno Federal en los siguientes 20 días naturales, respetando en todo momento la información reservada en los términos de la legislación aplicable.

Transitorios

Primero. La presente Ley entrará en vigor el día 1o. de enero de 2006.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales a la Importación y Exportación efectuadas por el Ejecutivo Federal durante el año de 2005, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

Tercero. Los montos establecidos en la Sección C, fracción IX del artículo 1o., así como el monto de endeudamiento neto interno consignado en el artículo 2o. de esta Ley, se verán, en su caso, modificados en lo conducente como resultado de lo siguiente: i) la distribución, entre Gobierno Federal y los organismos y empresas de control presupuestario directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, y ii) por los montos que resulten de la aplicación de lo establecido en la fracción III del artículo 8 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Cuarto. *Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en el segundo párrafo* del artículo 3 y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables y la intervención que corresponda a la Secretaría de Hacienda y Crédito Público, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero, Nacional Financiera, Sociedad Nacional de Crédito o de cualquier otro ente jurídico, provenientes de los vehículos financieros autorizados por la Comisión Intersecretarial de Gasto Financiamiento e instituidos conforme a los artículos 47 de la Ley Orgánica de la Administración Pública Federal, 40 de la Ley Federal de las Entidades Paraestatales y 75 de la Ley de Instituciones de Crédito y las demás disposiciones aplicables.

Para todos los efectos establecidos en la presente Ley y en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, los recursos que integran el patrimonio del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquiera de los vehículos financieros, a que se refiere el párrafo anterior, se ajustarán, en todo momento, a lo señalado en el artículo 75 de la Ley de Instituciones de Crédito y a las demás disposiciones aplicables en la materia.

Quinto. El Servicio de Administración Tributaria implementará un Programa de Ampliación y Actualización del Registro Federal de Contribuyentes que tendrá por objeto verificar el exacto cumplimiento de las obligaciones en dicha materia, lo que permitirá un adecuado control de las obligaciones fiscales y aduaneras de los contribuyentes. Dicho programa se ejecutará mediante la práctica de recorridos, invitaciones, solicitudes de información, censos o cualquier otra medida que, en todo caso, encuentre su fundamento en disposición prevista en el Código Fiscal de la Federación.

Para la realización del Programa anteriormente descrito, el Servicio de Administración Tributaria deberá otorgar a los contribuyentes la asistencia necesaria para el debido cumplimiento de las obligaciones antes señaladas, en los términos de las disposiciones fiscales vigentes.

Los particulares, que por el monto de los ingresos que obtengan, se encuadren en el régimen de pequeños contribuyentes a que hace referencia la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2006 quedarán liberados de las infracciones o sanciones que correspondan por el incumplimiento de obligaciones formales, salvo que se trate de conductas reincidentes. El Servicio de Administración Tributaria podrá otorgar facilidades administrativas a las personas a que hace referencia este párrafo, para que puedan corregir su situación fiscal.

Las Entidades Federativas y sus municipios podrán realizar de manera total o parcial el Programa previsto en el presente artículo, siempre que les sean delegadas las facultades necesarias mediante convenio de colaboración administrativa en materia fiscal federal.

Sexto. Las regulaciones en materia de importación, producción y comercialización de maíz, leche y fríjol serán las siguientes:

I. Disposiciones en materia de maíz amarillo.

En los casos en los que se requiera importar maíz amarillo indispensable para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán el arancel que aplicará a la cuota adicional en consulta con el

Consejo Mexicano para el Desarrollo Rural Sustentable y con el Comité Nacional Sis tema-Producto Maíz.

En lo referente a su importación, se asegurará no poner en riesgo el suministro de materia prima a los consumidores industriales, pecuarios y formuladores de alimentos balanceados, a la vez que se atiendan los legítimos intereses de los productores primarios. En el marco de estas consideraciones, se aplicarán los criterios de asignación siguientes:

a) Las cuotas mínimas y adicionales se asignarán a la industria, al sector pecuario y de alimentos balanceados que utilizan maíz amarillo.

b) Las cuotas adicionales se otorgarán una vez que los consumidores manifiesten por escrito sus compromisos de compra de granos nacionales en el esquema de agricultura por contrato y/o complementariamente con operaciones de contratos de compra-venta, y éstos queden registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Los casos de excepción serán resueltos en el Comité Sistema Producto Maíz.

c) Para aquellos industriales consumidores de maíz amarillo que acrediten ante Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA/SAGARPA) compromisos de agricultura por contrato o contratos de compra-venta de granos nacionales, equivalentes a por lo menos el 25% del consumo anual auditado de maíz amarillo importado bajo cuota en 2005, o en su caso, el reportado para la asignación de cupo mínimo de 2006 de maíz importado bajo cuota, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al consumo anual auditado de granos en 2005 o, en su caso, el reportado para la asignación de cupo mínimo de 2006 de maíz amarillo total, menos la cantidad recibida de cupo mínimo en 2006, menos el 25% del consumo anual auditado de granos, reportado para la asignación de cuota mínima de 2006 de maíz amarillo importado bajo cuota.

d) Para los solicitantes del Sector Pecuario y de alimentos balanceados, que acrediten ante ASERCA/SAGARPA compromisos de adquisición de granos forrajeros nacionales de por lo menos el 25% del consumo anual auditado de 2005 de maíz amarillo importado bajo cuota o en su caso, el consumo reportado para la asignación de cupo mínimo de maíz amarillo en 2006, a través de agricultura por contrato o contratos de compra-venta de granos forrajeros nacionales, se aplicarán los siguientes lineamientos de asignación:

La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al consumo anual auditado de grano forrajero total de 2005 o, en su caso, al reportado para la asignación del cupo mínimo en 2006, menos la cantidad recibida de cuota mínima en 2006, menos el 25% del consumo anual auditado, reportado para la asignación del cupo mínimo en 2006, de maíz amarillo importado bajo cuota.

Las cantidades que se determinen de acuerdo con los procedimientos señalados en los incisos c) y d) podrán ser incrementadas en caso de una ampliación de la capacidad instalada o utilizada de 2006 respecto a la de 2005. Dicha ampliación, deberá estar debidamente certificada por un auditor externo autorizado.

e) Para empresas que no se ajustan con los incisos c) y d), se les asignará una vez el promedio mensual del consumo anual auditado de granos, reportado para la asignación del cupo mínimo en 2006 o consumo anual auditado de granos en 2005, en caso de no haber solicitado cuota mínima en 2006 o no tener antecedentes de importación.

f) El Ejecutivo Federal creará condiciones objetivas mediante el establecimiento de un programa especial para incrementar y fortalecer significativamente la producción y productividad de maíz amarillo y granos forrajeros, para asegurar que se cumplan los esquemas de sustitución de importaciones, conversión productiva y agricultura por contrato a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, por lo que deberá promover con antelación el objetivo de sustituir importaciones con esquemas de agricultura por contrato o conversión productiva en reuniones regionales entre productores e industriales consumidores, así como los productores pecuarios, de acuerdo con un calendario límite de realización de las reuniones hasta el 31 de mayo para el ciclo primavera-verano, y hasta el 31 de diciembre para el ciclo otoño-invierno. Los contratos de compra-venta se podrán firmar en cualquier época del año.

La promoción consistirá en informar sobre el procedimiento de contratación y acreditación de los contratos de agricultura o de compra-venta, informando a su vez sobre los montos, porcentajes e instrumentos correspondientes a la conversión productiva y agricultura por contrato con base en las Reglas de Operación del Programa correspondiente y sus lineamientos específicos en los siguientes conceptos:

I) Monto del Ingreso Objetivo para los productores cubiertos y regiones.

II) Base en zona de consumo acordada entre los productores, industriales consumidores y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

III) Base regional diferencial para maniobras y fletes cortos de los productores dependiendo de las distancias entre las zonas de producción y las bodegas locales de consumo acreditadas para este propósito.

IV) El precio de indiferencia del maíz amarillo tomará en consideración las siguientes definiciones: el precio internacional (CBOT), el tipo de cambio, la base a frontera o puerto de entrada mexicano, los costos aduanales y de internación, la base de puerto de entrada o frontera mexicana a zona de consumo y la base regional. La metodología será publicada en el Diario Oficial de la Federación a más tardar el 31 de marzo de 2006.

V) Apoyo complementario al ingreso que pagará la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para cubrir el diferencial entre el Ingreso Objetivo del Productor y el Precio de agricultura por contrato para proteger la competitividad de la cadena productiva.

Este apoyo se establecerá en lo referente a su monto y plazo de entrega en el cuerpo del contrato.

VI) Coberturas de precios para garantizar el Ingreso Objetivo del Productor y el Precio de Indiferencia del Industrial Consumidor, las cuales deberán otorgarse a los agentes económicos involucrados en la firma de los contratos.

VII) Apoyo a compensación de bases para realizar oportunamente la compensación correspondiente a la parte afectada por fluctuaciones de precio y niveles de base.

VIII) Formato tipo para agricultura por contrato y conversión productiva incluyendo cláusulas de incumplimiento que apliquen penalizaciones y den garantía de abasto incluyendo las necesarias cuotas adicionales.

g) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá publicar, en su caso, en el Diario Oficial de la Federación, a más tardar el 15 de febrero para el ciclo primavera verano y a más tardar el 31 de julio para el ciclo otoño invierno, las modificaciones a las áreas de influencia logística para efectos del registro de los convenios de agricultura por contrato de granos, así como las Bases en Zona de Consumo y Base Regional.

Para el caso de las plantas establecidas en los estados de Yucatán, Quintana Roo, Campeche y Tabasco se les asignarán, de la cuota adicional, 5 veces el promedio mensual de consumo auditado de granos forrajeros del 2005 o, en su caso, el del periodo reportado para la asignación del cupo mínimo de 2006 de maíz amarillo importado bajo cuota.

En el caso de plantas establecidas en otros estados que comprueben ante ASERCA/SAGARPA la imposibilidad de realizar agricultura por contrato, también se les dará el tratamiento antes citado.

h) En el caso de que existan incumplimientos en agricultura por contrato por parte del vendedor o siniestros que sean dictaminados por SAGARPA, previa consulta con el Comité del Sistema Producto Maíz, la Secretaría de Economía otorgará oportunamente cupos adicionales equivalentes al volumen del incumplimiento.

i) ASERCA/SAGARPA deberá publicar en el Diario Oficial de la Federación el procedimiento de acreditación al que hacen referencia los incisos c), d) y e) a más tardar el último día hábil de marzo de 2006. Dicho procedimiento estipulará los requisitos específicos que deberán cumplir los solicitantes para poder obtener la acreditación.

La publicación del Acuerdo que regule la asignación de la cuota adicional para el 2006, deberá hacerse a más tardar el 15 de junio y el trámite de asignación no será mayor a diez días hábiles.

II. Disposiciones en materia de importación, producción y comercialización de maíz blanco.

Para el caso de maíz blanco, el Ejecutivo Federal establecerá un arancel no inferior a 36.3% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

No se autorizarán cuotas de importación de maíz blanco en la República Mexicana excepto en casos comprobados de desabasto nacional para los Estados de Baja California, Coahuila, Chihuahua, Nuevo León, Tamaulipas, Veracruz, Yucatán y Chiapas. En los estados en los que se autoricen dichas cuotas, éstas serán asignadas de acuerdo con los lineamientos publicados por la Secretaría de Economía. ASERCA aplicara un esquema de planeación de cosechas regionales y sus zonas de influencia, que garanticen el mejor proceso de comercialización en consulta con productores y comercializadores para el desarrollo equitativo de mercados regionales en el seno del Comité Sistema Producto Maíz.

Las cuotas autorizadas de maíz blanco para los Estados mencionados en el párrafo anterior serán por un equivalente a cinco veces el consumo mensual promedio auditado en el 2005 y se otorgarán dentro de la cuota mínima, excepto para Chiapas donde dicho cupo será de dos veces el consumo mensual promedio auditado en el 2005 y Yucatán donde dicho cupo será de 10 veces el consumo mensual. Dichos montos serán reducidos en función de la producción nacional y de los apoyos autorizados por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para la movilización de cosechas nacionales y conforme a la metodología de determinación de déficit de abasto regional establecida por la Secretaría de Economía y ASERCA.

En lo referente al estado de Chiapas, el periodo de importación será del 1o. de noviembre al 15 de diciembre.

El Ejecutivo Federal, creará una reserva de cuota mínima, para cubrir los requerimientos de importación de maíz blanco para el 2o. semestre de 2006; la cual, por estar etiquetada para los consumidores de esta variedad específica de grano, no interferirá con la asignación de cuotas adicionales para los solicitantes de cupo de maíz amarillo.

La condición previa a la autorización de cuotas mínimas de importación para el segundo semestre será la celebración de contratos de compra-venta o agricultura por contrato de cosechas nacionales del ciclo anterior.

Los industriales y comercializadores consumidores de maíz blanco presentarán con antelación sus compromisos de adquisición de cosecha nacional, a través de agricultura por contrato o contratos de compra-venta, los cuales deberán quedar registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Para tal efecto se dará prioridad en el ciclo Primavera-Verano a los Estados de Jalisco y Chiapas y en el ciclo Otoño-Invierno a Sinaloa y Tamaulipas en cuyos casos los contratos se firmarán por el 50% de las compras auditadas en 2005 de cada empresa en dichos estados.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a través de ASERCA deberá publicar, en su caso, en el Diario Oficial de la Federación a más tardar el 15 de febrero para la cosecha del ciclo agrícola Otoño-Invierno y a más tardar el 31 de julio para la cosecha del ciclo agrícola Primavera-Verano, todos los criterios aplicables al pago de los apoyos correspondientes.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá tomar las medidas necesarias para asegurar que el productor debidamente registrado y autorizado ante la misma, reciba el apoyo complementario al Ingreso Objetivo dentro de los quince días hábiles posteriores a la comprobación de la operación de compra-venta, sin perjuicio de los adelantos que se convengan. Para tal efecto, podrá habilitar a las organizaciones de productores o a la industria como ventanilla de trámite a través de Almacenes Generales de Depósito.

El Gobierno Federal, a través de la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, convocará a la constitución del Consejo Promotor y Regulador de la Cadena Maíz Tortilla, en el que estarán representados los diversos sectores que intervienen en dicha cadena, de conformidad con la convocatoria que para tal efecto emitan las Secretarías antes mencionadas. La convocatoria para la constitución del Consejo, deberá

ser emitida a más tardar el 16 de enero de 2006. El Consejo será la instancia representativa de consulta para las Secretarías convocantes para los temas de fomento, producción y comercialización de la cadena maíz-tortilla.

El Precio de Indiferencia del Maíz Blanco en Zona de Consumo será el del maíz amarillo como se define en el presente Ordenamiento más un sobreprecio del 13% de dicho valor por tonelada. Este precio de indiferencia para maíz blanco será equivalente al precio piso en cada zona de consumo.

III. Disposiciones en materia de importación, producción y comercialización de frijol.

Para el caso del frijol, el Ejecutivo Federal establecerá un arancel no inferior al 23.5% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

Las cuotas mínimas libres de arancel de frijol acordadas por las Partes en los tratados de libre comercio, estarán sujetas a licitación bajo la modalidad de postura ofrecida ganadora. Dicha licitación, en cuanto a las fechas para realizarse deberá ser concertada entre la Secretaría de Economía, ASERCA y el Sistema Producto Frijol en el mes de enero.

Las importaciones de frijol por encima de las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, en ningún caso podrán rebasar el 10% del total de las cuotas mínimas libres de arancel y serán asignadas a través de licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso que resultará de la adición del 11.72%, correspondiente al valor anual del monto de desgravación arancelaria, al precio declarado y comprobado del frijol de importación en punto de origen expresado en pesos mexicanos por kilogramo.

El Ejecutivo Federal creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones y Adquisición de frijol de Producción Nacional. Dicho Programa tendrá dos vías de adquisición de frijol de producción nacional, la efectuada mediante el Acopio y Comercialización de Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA por 320,000 toneladas y la adquisición hasta por 680,000 toneladas a través de contratos de compra-venta entre los productores y sus Organizaciones Económicas y de no contar éstas con capacidad suficiente, a través de Empresas Comercializadoras en los Estados de Chiapas, Chihuahua, Durango, Guanajuato, Nayarit, San Luis Potosí, Sinaloa y Zacatecas). Las bases mínimas para ambas formas de adquisición de frijol deberán contener:

a) La integración y registro ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y la Secretaría de Economía, del Padrón de Productores, Organizaciones Económicas y se promoverá la participación de las Empresas de los propios Productores.

b) El precio de compra al Productor en el Programa, que será de $0.50 adicional por kilogramo al Precio de referencia del programa.

c) La Norma de Calidad del Productor para el Programa que tomará como referencia las calidades comerciales, conforme a las normas aplicables.

d) Forma de pago del apoyo complementario por kilogramo, habilitando para tal efecto como ventanilla de trámite a ASERCA, Organizaciones Económicas y Empresas Participantes.

El precio de referencia del programa tomará como base de cálculo el promedio de los precios estimados de entrada de frijol a las principales centrales de abasto del Distrito Federal, Guadalajara y Monterrey, de las variedades de frijol negros, pintos y claros durante 2005 y de los precios del frijol negros, pintos y claros excepto bayo de importación en punto de origen de Estados Unidos durante 2005, expresados en pesos mexicanos por kilogramo, aplicando una reducción del 20% para el frijol bayo.

IV. Disposiciones en materia de leche.

A. Importación de Leche.

De los cupos libres de arancel de la fracción arancelaria 1901.90.05, de conformidad con lo publicado en el D.O.F. del 22 de abril de 2005, y de las fracciones arancelarias 0402.10.01 y 0402.21.01, se asignarán directamente 100 mil toneladas a LICONSA, S.A. de C.V., para su Programa de Abasto Social de Leche. Del remanente de los mismos, el 20% se asignará de

manera directa, a través de la Secretaría de Economía, a las empresas industriales del sector privado que no puedan cubrir el 70% de compra de leche fluida, leche en polvo y otros sólidos de leche de producción nacional de sus consumos totales auditados de productos lácteos.

La condición previa para la asignación directa del restante 80% de los cupos libres de arancel será que cada empresa presente sus consumos auditados en volumen de leche fluida, de leche en polvo y otros sólidos de leche de producción nacional y de leche en polvo importada de 2005, así como sus compromisos de adquisición de leche de producción nacional para 2006, los cuales deberán quedar registrados ante la Secretaría de Economía. Para que un solicitante pueda acceder a dichas cuotas, la participación del consumo de leche en polvo importada, no deberá sobrepasar el 30% de la suma de los consumos auditados de leche en polvo y de leche fluida convertida a sólidos totales, utilizando el factor de 8.5.

Los cupos adicionales equivalentes a un 46% de los cupos libres de arancel señalados en el primer párrafo destinados a la industria, serán asignados directamente a ese sector.

En adición se convocará a licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso, que establecerá la Secretaría de Economía tomando en cuenta los subsidios a la exportación de leche en polvo de Estados Unidos y la Unión Europea.

La Secretaría de Hacienda y Crédito Público tendrá la obligación de verificar el origen de las importaciones de lácteos que ingresan al país bajo las preferencias arancelarias establecidas en los tratados de libre comercio vigentes, de las fracciones arancelarias 04.02.10.01, 04.02.21.01, 04.04.10.01 y 19.01.90.05, conforme a los procedimientos legales aplicables, informando trimestralmente los resultados al Congreso de la Unión.

B. Programa de Adquisición de Leche de Producción Nacional.

El Ejecutivo Federal, creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones de Leche en Polvo y Adquisición de Leche de Producción Nacional.

En el marco de dicho programa, la leche será adquirida directamente por LICONSA durante todo el año por un volumen de hasta 350 millones de litros a través de la oferta directa de los productores de leche de vaca, mediante registro de productores.

Adicionalmente se podrá realizar adquisición de excedentes de leche hasta por 250 millones de litros mediante la oferta directa a LICONSA a través de las Organizaciones Gremiales de Productores Lecheros.

Para las modalidades de adquisición de excedentes de leche, los padrones de productores, organizaciones y empresas participantes se registrarán con fecha límite al 31 de marzo ante ASERCA, para lo cual, dicha institución deberá publicar las bases del Programa de Adquisición de Excedentes de Leche de Producción Nacional a más tardar el 15 de febrero.

Los Centros de Apoyo al Desarrollo Rural, liquidarán a los pequeños productores de hasta mil litros diarios, por litro entregado en el esquema del Programa de Adquisición de Leche de Producción Nacional, un apoyo adicional de $0.20 (pesos mexicanos) previa comprobación de la entrega ante las instancias acreditadas en el presente ordenamiento. No podrán recibir este apoyo aquellos que importen leche a través de los cupos de importación libres de arancel, autorizados por la Secretaría de Economía.

Las bases mínimas de adquisición de leche anual y excedentaria serán las siguientes:

a) Registro del Padrón de Productores de Leche de Vaca.

b) El precio de compra al productor en el Programa será igual al Precio de Referencia del Programa.

c) La calidad de la leche del productor para el Programa será con base en leche fría, tomando como referencia la norma NMX-F-700-COFOCALEC-2004, Sistema producto leche-alimento lácteo-leche cruda de vaca-especificaciones fisicoquímicas y sanitarias y métodos de prueba.

El Precio de Referencia del Programa será el de la leche entera en polvo importada e internada en el país convertida en litros, mas un 20% del valor que resulte por litro

correspondiente a 3.5% por debajo del nivel de la tasa arancelaria preferencial fuera de cupo de la leche entera en polvo para el año 2006 en el marco del TLCAN.

La base para determinar el Precio de Referencia del Programa será el cociente entre el valor y el volumen de las importaciones totales del semestre comprendido de abril a septiembre de 2005 de leche entera en polvo que reporta la Secretaría de Hacienda y Crédito Público en los reportes mensuales de importación expedidos por la Administración General de Aduanas que vienen expresados en pesos mexicanos por kilogramo. La proporción por litro de leche fluida se obtendrá dividiendo cada kilogramo entre 8.5, que es el factor mundialmente aceptado. Los gastos de internación al país y aduanales, fletes y seguro en México, se tomarán a razón del 8% del costo de la leche entera en polvo reportado por la Administración General de Aduanas.

Derivado de lo anterior, la fórmula de cálculo para el Precio de Referencia del Programa por litro de leche fluida será la suma del precio de importación de la leche entera en polvo en aduana mexicana por kilogramo dividido entre 8.5, mas el producto del valor anterior multiplicado por el factor 0.08, mas el producto del valor anterior multiplicado por el factor 0.2.

Los recursos fiscales necesarios para los gastos de operación de los Centros de Acopio de LICONSA en el marco del Programa de Sustitución de Importaciones de Leche en Polvo y Adquisición de Leche de Producción Nacional serán de $0.20 por litro acopiado.

Séptimo. El Servicio de Administración Tributaria, por conducto de su Junta de Gobierno, podrá celebrar convenios con los contribuyentes con la finalidad de condonar total o parcialmente multas y recargos respecto de créditos fiscales derivados de contribuciones federales que debieron causarse antes del 1 de enero de 2003 y acordará, en su caso, las condiciones de plazo para el pago y amortización de tales créditos fiscales, conforme a lo siguiente:

I. La condonación total o parcial de recargos y multas será acordada por la autoridad, atendiendo a la situación financiera del contribuyente, a su posibilidad de pago y en función de la carga financiera que representen tales recargos y multas para el propio contribuyente.

Para los efectos del párrafo anterior, el contribuyente deberá exhibir toda la información y documentación que considere necesaria o conveniente que acredite la necesidad del otorgamiento de la condonación solicitada. Sin perjuicio de lo anterior, la autoridad también podrá requerir al contribuyente todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

En caso de que la autoridad considere viable la condonación, la autoridad y el contribuyente celebrarán el convenio respectivo, dentro de los 40 (cuarenta) días posteriores a la fecha en que se haya presentado la documentación correspondiente.

La Junta de Gobierno del Servicio de Administración Tributaria establecerá el tipo de casos o supuestos en que procederá la condonación total o parcial de los recargos y multas a que se refiere este artículo, los cuales deberán publicarse en el Diario Oficial de la Federación.

II. La condonación total o parcial de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 66 del Código Fiscal de la Federación.

III. Asimismo, la condonación total o parcial de recargos y multas también procederá aun y cuando los mismos deriven de créditos fiscales que hayan sido objeto de impugnación por parte del contribuyente, sea ante la propia autoridad hacendaria o ante el Tribunal Federal de Justicia Fiscal y Administrativa.

IV. Sin perjuicio de la condonación total o parcial de recargos o multas que, en su caso, acuerde la autoridad con el contribuyente, la Junta de Gobierno igualmente podrá acordar con el contribuyente el pago a plazos de los créditos fiscales respecto de los que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades, conforme lo establece el Código Fiscal de la Federación. Asimismo, la autoridad fiscal podrá eximir la garantía del interés fiscal cuando el contribuyente no tenga posibilidad de otorgarla.

V. En caso de que el contribuyente incumpla con sus obligaciones de pago derivadas del convenio que se llegue a celebrar con la autoridad, se tendrá por rescindido de pleno derecho y, por lo tanto, las autoridades fiscales competentes iniciarán de inmediato el procedimiento administrativo de ejecución.

VI. No procederá la condonación total o parcial de recargos y multas, cuando el contribuyente se ubique en cualquiera de los siguientes supuestos:

a) La determinación de los créditos fiscales respecto de los que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos del Código Fiscal de la Federación.

b) Los créditos se hayan determinado presuntivamente de acuerdo con lo que señala el Código Fiscal de la Federación.

c) Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

d) Se trate de impuestos retenidos o recaudados.

VII. La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte la autoridad fiscal al respecto, no podrán ser impugnadas por los medios de defensa.

La Secretaría de Hacienda y Crédito Público informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Octavo.- Los patrones y demás sujetos obligados que espontáneamente regularicen sus adeudos fiscales con el Instituto Mexicano del Seguro Social, generados antes del 1 de octubre de 2005, que deriven de cuotas obrero patronales, así como de infracciones a la Ley del Seguro Social y sus reglamentos, siempre que los paguen en una sola exhibición el monto total de los mismos, gozarán del beneficio de la condonación de recargos y multas, conforme a lo siguiente:

I. Para tales efectos, los patrones y demás sujetos obligados deberán manifestar por escrito al Instituto, a más el 28 febrero de 2006, su intención de acogerse a los beneficios señalados en este artículo, así como la fecha en que efectuarán el pago de sus adeudos, debiendo garantizar el interés fiscal.

II. La condonación será en los siguientes porcentajes:

a) Si el pago se efectúa del 1 de enero al 28 de febrero de 2006, la condonación de los recargos y multas será del 100%;

b) Si el pago se efectúa entre el 1 y el 30 de marzo de 2006, la condonación de los recargos será del 90% y de 100% de multas;

c) Si el pago se efectúa entre el 1 y el 30 de abril de 2006, la condonación de los recargos será del 80% y de 90% de multas;

d) Si el pago se efectúa entre el 1 y el 31 de mayo de 2006, la condonación de los recargos será del 70% y de 90% de multas;

e) Si el pago se efectúa entre el 1 y el 30 de junio de 2006, la condonación de los recargos será del 60% y de 90% de multas, y

f) Si el pago se efectúa entre el 1 y el 31 de julio de 2006, la condonación de los recargos será del 50% y de 80% de multas.

III. El Instituto podrá requerir al patrón o sujeto obligado todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

IV. La condonación de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 40 C de la Ley del Seguro Social, dicha condonación será en proporción al saldo insoluto del adeudo, y el Instituto en ningún caso estará obligado a devolver cantidad alguna por concepto de recargos y multas pagadas.

V.- Asimismo, la condonación total de recargos y multas también procederá aun y cuando los mismos deriven de cuotas obrero patronales, que estén siendo objeto de impugnación por parte del patrón o sujeto obligado y que medie desistimiento de éste.

VI.- Sin perjuicio de la condonación total o parcial de recargos o multa que, en su caso, acuerde el Instituto con el patrón o sujeto obligado, el H. Consejo Técnico igualmente podrá acordar también el pago a plazos de las cuotas obrero patronales respecto de las que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades.

VII.- En caso de que el patrón o sujeto obligado no cumpla con sus obligaciones señaladas en su solicitud, se le tendrá por desistido de la misma.

VIII.- No procederá la condonación total o parcial de recargos y multas, cuando el patrón o sujeto obligado, se ubique en cualquiera de los siguientes supuestos:

a. La determinación de las cuotas obrero patronales respecto de las que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos de la Ley, y

b. Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

IX.- La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte el Instituto al respecto, no podrán ser impugnadas por los medios de defensa.

Tratándose de recargos respecto de créditos fiscales derivados de cuotas del seguro de retiro, cesantía en edad avanzada y vejez, no se otorgará condonación alguna y respecto de la condonación de la multa en las fechas y los porcentajes indicados, aplicará respecto de los créditos generados hasta antes del 1 de septiembre de 2005.

El Consejo Técnico del Instituto podrá dictar los lineamientos de carácter general que estime necesarios, para el mejor cumplimiento de esta disposición.

El Instituto Mexicano del Seguro Social informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Noveno.- Se otorga un estímulo fiscal en el impuesto al activo a los Almacenes Generales de Depósito por los inmuebles de su propiedad que utilicen para el almacenamiento, guarda o conservación de bienes o mercancías, consistente en permitir que el valor de dichos activos que se determine, conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplique por el factor de 0.1; el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes, conforme al artículo mencionado.

Los contribuyentes a que se refiere este artículo, que hubieran ejercido la opción a que se refiere el artículo 5-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en este artículo.

México, D.F., a 14 de noviembre de 2005.- Sen. **Enrique Jackson Ramírez**, Presidente.- Dip. **Heliodoro Díaz Escárraga**, Presidente.- Sen. **Sara I. Castellanos Cortés**, Secretaria.- Dip. **Patricia Garduño Morales**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los siete días del mes de diciembre de dos mil cinco.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Carlos María Abascal Carranza**.- Rúbrica.

SEGUNDA SECCION

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

LEY de Ingresos de la Federación para el Ejercicio Fiscal de 2006.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2006

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2006, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	***1,339,787.1***
I. Impuestos:	**836,812.4**
1. Impuesto sobre la renta.	374,923.5
2. Impuesto al activo.	13,412.5
3. Impuesto al valor agregado.	335,746.8
4. Impuesto especial sobre produccióny servicios:	56,158.9
A. Gasolinas, diesel para combustión automotriz.	18,569.7
B. Bebidas con contenido alcohólico y cerveza:	20,163.4
a) Bebidas alcohólicas.	5,651.2
b) Cervezas y bebidas refrescantes.	14,512.2
C. Tabacos labrados.	16,365.0
D. Aguas, refrescos y sus concentrados.	1,060.8
5. Impuesto sobre tenencia o uso de vehículos.	15,378.2
6. Impuesto sobre automóviles nuevos.	5,298.7
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	4,838.5
9. Impuestos al comercio exterior:	21,701.7
A. A la importación.	21,701.7
B. A la exportación.	0.0
10. Accesorios.	9,353.6
II. Contribuciones de mejoras:	**16.0**

		Contribución de mejoras por obras públicas de infraestructura hidráulica.	16.0
III.		**Derechos:**	**429,943.7**
	1.	Servicios que presta el Estado en funciones de derecho público:	3,870.3
	A.	Secretaría de Gobernación.	952.9
	B.	Secretaría de Relaciones Exteriores.	1,393.9
	C.	Secretaría de la Defensa Nacional.	0.0
	D.	Secretaría de Marina.	0.0
	E.	Secretaría de Hacienda y Crédito Público.	88.6
	F.	Secretaría de la Función Pública.	0.0
	G.	Secretaría de Energía.	16.0
	H.	Secretaría de Economía.	145.0
	I.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	18.8
	J.	Secretaría de Comunicaciones y Transportes.	829.8
	K.	Secretaría de Medio Ambiente y Recursos Naturales.	35.5
	L.	Secretaría de Educación Pública.	322.1
	M.	Secretaría de Salud.	2.2
	N.	Secretaría del Trabajo y Previsión Social.	0.7
	Ñ.	Secretaría de la Reforma Agraria.	51.5
	O.	Secretaría de Turismo.	0.9
	P.	Secretaría de Seguridad Pública.	12.4
	2.	Por el uso o aprovechamiento de bienes del dominio público:	8,381.0
	A.	Secretaría de Hacienda y Crédito Público.	0.6
	B.	Secretaría de la Función Pública.	0.0
	C.	Secretaría de Economía.	441.5
	D.	Secretaría de Comunicaciones y Transportes.	2,677.9
	E.	Secretaría de Medio Ambiente y Recursos Naturales.	5,210.0
	F.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	51.0
	G.	Secretaría del Trabajo y Previsión Social.	0.0
	3.	Derecho a los hidrocarburos.	417,692.4
	A.	Derecho ordinario sobre hidrocarburos.	377,605.6
	B.	Derecho sobre hidrocarburos para el fondo de estabilización.	39,823.0
	C.	Derecho extraordinario sobre exportación de petróleo crudo.	0.0
	D.	Derecho para el Fondo de investigación científica y tecnológica en materia de energía.	248.9

		E.	Derecho para la fiscalización petrolera.	14.9
		F.	Derecho adicional.	0.0
IV.	**Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.**			**50,981.7**
V.	**Productos:**			**6,278.1**
	1.		Por los servicios que no correspondan a funciones de derecho público.	71.6
	2.		Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	6,206.5
		A.	Explotación de tierras y aguas.	0.0
		B.	Arrendamiento de tierras, locales y construcciones.	1.3
		C.	Enajenación de bienes:	1,412.1
			a) Muebles.	1,246.1
			b) Inmuebles.	166.0
		D.	Intereses de valores, créditos y bonos.	2,855.2
		E.	Utilidades:	1,937.9
			a) De organismos descentralizados y empresas de participación estatal.	0.0
			b) De la Lotería Nacional para la Asistencia Pública.	458.1
			c) De Pronósticos para la Asistencia Pública.	1,274.3
			d) Otras.	205.5
		F.	Otros.	0.0
VI.	**Aprovechamientos:**			**15,755.2**
	1.		Multas.	1,068.0
	2.		Indemnizaciones.	679.8
	3.		Reintegros:	254.3
		A.	Sostenimiento de las Escuelas Artículo 123.	12.8
		B.	Servicio de Vigilancia Forestal.	0.5
		C.	Otros.	241.0
	4.		Provenientes de obras públicas de infraestructura hidráulica.	154.2
	5.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
	6.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
	7.		Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
	8.		Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
	9.		Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.1
	10.		5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0

	11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	342.9
	12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	256.6
	13.	Regalías provenientes de fondos y explotaciones mineras.	0.0
	14.	Aportaciones de contratistas de obras públicas.	16.5
	15.	Destinados al Fondo para el Desarrollo Forestal:	1.3
		A. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
		B. De las reservas nacionales forestales.	0.1
		C. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	1.2
		D. Otros conceptos.	0.0
	16.	Cuotas Compensatorias.	383.5
	17.	Hospitales Militares.	0.0
	18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.1
	19.	Recuperaciones de capital:	236.6
		A. Fondos entregados en fideicomiso, a favor de entidades federativas y empresas públicas.	1.3
		B. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	235.3
		C. Inversiones en obras de agua potable y alcantarillado.	0.0
		D. Desincorporaciones.	0.0
		E. Otros.	0.0
	20.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	107.4
	21.	Rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios.	0.0
	22.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	1,122.9
	23.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
	24.	Otros:	11,131.0
		A. Remanente de operación del Banco de México.	0.0
		B. Utilidades por Recompra de Deuda.	0.0
		C. Rendimiento mínimo garantizado.	3,158.7
		D. Otros.	7,972.3
B.	***INGRESOS DE ORGANISMOS Y EMPRESAS***		***613,712.9***
VII.	**Ingresos de organismos y empresas:**		**483,381.9**
	1.	Ingresos propios de organismos y empresas:	483,381.9
		A. Petróleos Mexicanos.	260,364.0
		B. Comisión Federal de Electricidad.	176,820.5

		C.	Luz y Fuerza del Centro.	537.5
		D.	Instituto Mexicano del Seguro Social.	10,845.0
		E.	Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	34,814.9
	2.		Otros ingresos de empresas de participación estatal.	0.0
VIII.	**Aportaciones de seguridad social:**			**130,331.0**
	1.		Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.		Cuotas para el Seguro Social a cargo de patrones y trabajadores.	130,331.0
	3.		Cuotas del Sistema de Ahorro para el Retiro a cargo de los Patrones.	0.0
	4.		Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
	5.		Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C.	***INGRESOS DERIVADOS DE FINANCIAMIENTOS***			***20,000.0***
IX.	**Ingresos derivados de financiamientos:**			**20,000.0**
	1.		Endeudamiento neto del Gobierno Federal:	201,779.2
		A.	Interno.	201,779.2
		B.	Externo.	0.0
	2.		Otros financiamientos:	20,000.0
		A.	Diferimiento de pagos.	20,000.0
		B.	Otros.	0.0
	3.		Superávit de organismos y empresas de control presupuestario directo (se resta).	201,779.2
TOTAL				**1,973,500.0**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio de 2006, se estima una recaudación federal participable por 1 billón 139 mil 400.4 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 35 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2006, en relación con las estimaciones que se señalan en este artículo.

Se estima que el pago en especie, durante el ejercicio fiscal de 2006, en términos monetarios, del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968 y cuyo pago se regula en el decreto publicado el 10 de octubre de 2002, ascenderá al equivalente de 2,540.2 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, por un monto de endeudamiento neto interno hasta por 222 mil millones de pesos. Asimismo, podrá contratar endeudamiento interno adicional al autorizado, siempre que se obtenga una disminución de la deuda pública externa por un monto equivalente al del endeudamiento interno neto adicional asumido. El Ejecutivo Federal, queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar obligaciones del Sector Público Federal a efecto de obtener un monto de desendeudamiento neto externo de al menos 500 millones de dólares de los Estados Unidos de América. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2006 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2006, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el presente ejercicio.

Del ejercicio de estas facultades, el Ejecutivo Federal dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público dentro de los 35 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas. En caso de que la fecha límite para informar al Congreso de la Unión sea un día inhábil, la fecha límite se recorrerá hasta el siguiente día hábil.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal, durante el ejercicio fiscal de 2006, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta

de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación, el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a Financiera Nacional Azucarera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo y a las Sociedades Nacionales de Crédito que integran el Sistema Banrural contempladas en el Artículo Transitorio Tercero de la Ley Orgánica de la Financiera Rural, todas en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, y en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en los términos de la presente autorización, estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las Instituciones de Banca de Desarrollo conforme a sus respectivas Leyes Orgánicas.

Se autoriza a la banca de desarrollo y fondos de fomento un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 35 mil 576 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2006 y a los programas establecidos en el Tomo V del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

El monto autorizado a que hace referencia el párrafo anterior podrá ser adecuado previa autorización de su Consejo de Administración y con la opinión favorable de la Secretaría de Hacienda y Crédito Público; debiendo informarse al H. Congreso de la Unión cada trimestre sobre las modificaciones.

Artículo 3o. Se autoriza al Distrito Federal a contratar y ejercer créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 1 mil 600 millones de pesos para el financiamiento de obras y proyectos de inversión contemplados en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2006, con la siguiente distribución:

Unidad Ejecutora del Gasto	Porcentaje
Sistema de Transporte Colectivo Metro	68%
Secretaría de Obras y Servicios	14%
Delegaciones	11%
Sistema de Aguas de la Cd. de México	6%
Fondo de Seguridad Pública del DF	1%
Total del Endeudamiento Bruto	**100%**

El endeudamiento a que se refiere este artículo se ejercerá de acuerdo a lo siguiente:

1. El endeudamiento debe de contratarse con apego a lo establecido en la Ley General de Deuda Pública. Los proyectos y programas que se financien a través de endeudamiento deberán contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2006 y deberán apegarse a las disposiciones legales aplicables.
2. El endeudamiento deberá contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunde en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del Gobierno Federal.
3. El monto de los desembolsos de los recursos crediticios y el ritmo al que procedan deberá conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando tales obras, de manera que el ejercicio y aplicación de los recursos crediticios deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. En todo caso, el desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras y proyectos que ya hubieren sido adjudicados bajo la normatividad correspondiente.

4. El Gobierno del Distrito Federal informará trimestralmente al Congreso de la Unión sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su origen y fuente de financiamiento, especificando las características financieras de las operaciones realizadas.

5. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorías a los contratos y operaciones.

6. Los informes de avance trimestral que el Jefe de Gobierno rinda al Congreso de la Unión deberán contener un apartado específico de deuda pública, de acuerdo a lo siguiente:

   I. Evolución de la deuda pública durante el periodo que se informe.

   II. Perfil de vencimientos del principal para el ejercicio fiscal correspondiente y para al menos los 5 siguientes ejercicios fiscales.

   III. Colocación de deuda autorizada, por entidad receptora, y aplicación a programas, subprogramas y proyectos específicos.

   IV. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

   V. Servicio de la deuda.

   VI. Costo financiero de la deuda.

   VII. Reestructuración o recompras.

   VIII. Evolución por línea de crédito.

   IX. Programa de colocación para el resto del ejercicio fiscal.

7. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2006, el programa de colocación de la deuda autorizada para el ejercicio fiscal de 2006.

Artículo 4o. En el ejercicio fiscal de 2006, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 684 mil 947.8 millones de pesos, de acuerdo con la siguiente distribución:

	Directa	**Condicionada**	**Total**
I. Comisión Federal de Electricidad	61,456.0	66,840.0	128,296.0
II. Petróleos Mexicanos	554,584.7	2,067.1	556,651.8
Total	**616,040.7**	**68,907.1**	**684,947.8**

Los ingresos anuales a que se refiere este artículo, que genere cada proyecto durante la vigencia de su financiamiento, sólo podrán destinarse al pago de cada año de las obligaciones atribuibles al propio proyecto, incluyendo todos sus gastos de operación, mantenimiento y demás gastos asociados, en los términos del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006 y de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los ingresos excedentes no podrán ser destinados a gasto corriente.

A más tardar el 31 de enero las entidades deberán enviar a la Secretaría de Hacienda y Crédito Público, los montos de las obligaciones fiscales referidas en el párrafo anterior, atribuibles a cada proyecto de infraestructura productiva de largo plazo durante el ejercicio fiscal de 2006.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán identificar dentro de la contabilidad de cada proyecto los ingresos asociados, así como todos los egresos atribuibles a dichos proyectos, que incluye obligaciones fiscales, inversión física y costo financiero, gastos de operación, de mantenimiento y demás gastos asociados.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento, por 65 mil 256.8 millones de pesos que corresponden a proyectos de inversión directa y condicionada, de acuerdo con la siguiente distribución:

	Inversión Financiada Directa	Inversión Financiada Condicionada	Total
I. Comisión Federal de Electricidad	35,198.9	1,650.3	36,849.2
II. Petróleos Mexicanos	28,407.6	0.0	28,407.6
Total	**63,606.5**	**1,650.3**	**65,256.8**

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II

De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, además, estarán a lo siguiente:

I. Hidrocarburos

De acuerdo con lo establecido en el artículo 260 de la Ley Federal de Derechos, Pemex Exploración y Producción deberá realizar los anticipos que a continuación se señalan:

A cuenta del derecho ordinario sobre hidrocarburos a que se refiere el artículo 254 de la Ley Federal de Derechos, Pemex-Exploración y Producción deberá realizar pagos diarios, incluyendo los días inhábiles, por 585 millones 597 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberá efectuar un pago de 4,110 millones 437 mil pesos. Estos anticipos incluyen ADEFAS de 2005 por un monto de 49,879.9 mdp. Estos anticipos se acreditarán contra el derecho que resulte en la declaración anual.

Durante el ejercicio fiscal de 2006 Pemex Exploración y Producción no efectuará los pagos provisionales mensuales del derecho ordinario sobre hidrocarburos, en los términos previstos en el Capítulo XII del Título II de la Ley Federal de Derechos y sus disposiciones transitorias.

II. Enajenación de gasolinas y diesel

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 54 millones 495 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos.

El pago mensual del impuesto especial sobre producción y servicios deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago. Estas declaraciones se presentarán en la Tesorería de la Federación.

Los pagos mínimos diarios por concepto del impuesto especial sobre producción y servicios por la enajenación de gasolinas y diesel, se podrán modificar cuando los precios de dichos productos varíen, para lo cual se aplicará sobre los pagos mínimos diarios un factor que será equivalente al aumento o disminución porcentual que registren los productos antes señalados, el cual será determinado por la Secretaría de Hacienda y Crédito Público, a más tardar el tercer día posterior a su modificación.

Cuando las gasolinas y el diesel registren diferentes por cientos de incremento, la Secretaría de Hacienda y Crédito Público determinará el factor a que se refiere el párrafo anterior, tomando en consideración el aumento o la disminución promedio ponderado de dichos productos, de acuerdo con el consumo que de los mismos se haya presentado durante el trimestre inmediato anterior a la fecha de incremento de los precios.

Cuando en un lugar o región del país se establezca un sobreprecio al precio de la gasolina, no se estará obligado al pago del impuesto especial sobre producción y servicios por dicho sobreprecio en la enajenación de este combustible.

Cuando la determinación de la tasa aplicable, de acuerdo con el procedimiento que establece el artículo 2-A de la Ley del Impuesto Especial sobre Producción y Servicios, resulte negativa, Petróleos Mexicanos y sus organismos subsidiarios, podrán disminuir el monto que resulte de dicha tasa negativa, del impuesto especial sobre producción y servicios a su cargo o del impuesto al valor agregado, si el primero no fuera suficiente. En caso de que el primero y el segundo no fueran suficientes, se podrá acreditar contra el Derecho Ordinario sobre Hidrocarburos, que establece el artículo 254 de la Ley Federal de Derechos.

III. Pagos del impuesto al valor agregado

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos del impuesto al valor agregado en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente.

IV. Determinación y pago de los impuestos a la exportación de petróleo crudo, gas natural y sus derivados

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

V. Impuesto a los rendimientos petroleros

Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex Exploración y Producción, estarán a lo siguiente:

a) Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 30%. El rendimiento neto a que se refiere este párrafo, se determinará restando de la totalidad de los ingresos del ejercicio, el total de las deducciones autorizadas que se efectúen en el mismo. En ningún caso la pérdida neta de ejercicios anteriores se podrá disminuir del rendimiento neto del ejercicio.

b) A cuenta del impuesto sobre rendimientos petroleros a que se refiere esta fracción, Petróleos Mexicanos y sus organismos subsidiarios, a excepción de Pemex Exploración y Producción, deberán realizar pagos diarios, incluyendo los días inhábiles, por un total de 6 millones 628 mil pesos durante el año. Además, el primer día hábil de cada semana del ejercicio fiscal deberán efectuar un pago por un total de 46 millones 524 mil pesos.

El impuesto se pagará mediante declaración que se presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2007 y contra el impuesto que resulte, se acreditarán los anticipos diarios y semanales a que se refiere el párrafo anterior.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

VI. Importación de mercancías

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

VII. Aprovechamiento sobre rendimientos excedentes.

Cuando en el mercado internacional el precio promedio ponderado acumulado mensual del barril del petróleo crudo mexicano exceda de 36.50 dólares de los Estados Unidos de América, Pemex Exploración y Producción pagará un aprovechamiento que se calculará aplicando la tasa del 6.5% sobre el rendimiento excedente acumulado, que se determinará multiplicando la diferencia entre el valor promedio ponderado acumulado del barril de crudo y 36.50 dólares de los Estados unidos de América por el volumen total de exportación acumulado de hidrocarburos.

La recaudación anual que genere la aplicación del aprovechamiento sobre rendimientos excedentes, se destinarán en su totalidad a las Entidades Federativas en los términos que disponga el Presupuesto de Egresos de la Federación.

Para los efectos de lo establecido en esta fracción, Pemex Exploración y Producción calculará y efectuará anticipos trimestrales a cuenta del aprovechamiento anual, que se pagarán a más tardar el último día hábil de

los meses de abril, julio y octubre de 2006 y enero de 2007. Pemex Exploración y Producción presentará ante la Tesorería de la Federación una declaración anual por este concepto a más tardar el último día hábil del mes de marzo de 2007, en la que podrá acreditar los anticipos trimestrales enterados en el ejercicio.

Este Aprovechamiento se acreditará contra el Derecho sobre Hidrocarburos para el Fondo de Estabilización o en caso de resultar insuficiente, contra el Derecho Ordinario sobre Hidrocarburos, previstos en los artículos 256 y 254, respectivamente, de la Ley Federal de Derechos.

VIII. Otras obligaciones

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones, aprovechamientos y productos, que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos diarios y semanales, establecidos en este artículo, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de lo dispuesto en este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público, en los meses de abril, julio y octubre de 2006 y enero de 2007 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74% del valor total de las enajenaciones de gasolina PEMEX Magna y PEMEX Premium, que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto, podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios.

El Banco de México deducirá los pagos diarios y semanales que se establecen en el presente artículo de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del propio Banco de México y los concentrará en la Tesorería de la Federación.

Para dar cumplimiento a lo establecido en el artículo 257, último párrafo de la Ley Federal de Derechos se establece que la plataforma de extracción y de exportación de petróleo crudo durante 2006, será por una estimación máxima de 3,478.0 y 1,868.3 miles de barriles diarios en promedio, respectivamente.

Capítulo III

De las Facilidades Administrativas y Estímulos Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.75% mensual sobre los saldos insolutos.

II. Cuando conforme al Código Fiscal de la Federación, se permita que la tasa de recargos por prórroga incluya actualización, se aplicarán sobre los saldos las siguientes tasas, durante los periodos que a continuación se señalan:

a) Tratándose de pagos a plazos en parcialidades hasta 12 meses, la tasa de recargos será del 1% mensual.

b) Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.25% mensual.

c) Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.50% mensual.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Asimismo, se ratifican los convenios que se hayan celebrado entre la Federación por una parte y los Estados, organismos autónomos por disposición Constitucional de éstos y los Municipios, por la otra, en los cuales se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las Entidades Federativas, por la otra, en los cuales se señalen los incentivos que perciben las propias Entidades Federativas y, en su caso, los municipios, por las mercancías ó vehículos de procedencia extranjera, embargados precautoriamente por las mismas, que pasen a propiedad del fisco federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6-bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2006, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2006, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2006, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los aprovechamientos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de quese trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2006, sólo surtirán sus efectos para dicho año y, en su caso, se señalará el destino específico que se apruebe para los aprovechamientos que perciba la dependencia -correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se podrá destinar a la capitalización de los Bancos de Desarrollo.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2006, se aplicarán los vigentes al 31 de diciembre de 2005, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en el que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR

Enero	1.0380
Febrero	1.0379
Marzo	1.0345
Abril	1.0298
Mayo	1.0262
Junio	1.0288
Julio	1.0297
Agosto	1.0257
Septiembre	1.0242
Octubre	1.0177
Noviembre	1.0132
Diciembre	1.0071

En el caso de aprovechamientos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2006 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2005, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquellos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2006, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días de julio de 2006, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal 2006, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2006, sólo surtirán sus efectos para dicho año y, en su caso, se señalará el destino específico que se apruebe para los productos que perciba la dependencia correspondiente.

Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2006, los montos de los productos que se cobren de manera egular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2006, se aplicarán los vigentes al 31 de diciembre de 2005, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en el que fueron modificados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0380
Febrero	1.0379
Marzo	1.0345
Abril	1.0298
Mayo	1.0262
Junio	1.0288
Julio	1.0297
Agosto	1.0257
Septiembre	1.0242
Octubre	1.0177
Noviembre	1.0132
Diciembre	1.0071

En el caso de productos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2006 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2005, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, serán depositados, hasta por la cantidad que determine la Junta de Gobierno de dicho organismo, en un fondo que se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste, y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos quepretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2006, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante los primeros quince días del mes de julio 2006 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 12. Los ingresos que se recauden por parte de las dependencias o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán concentrarse en la Tesorería de la Federación el día hábil siguiente al de su recepción y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federa l. Los ingresos que se enterarán a la Tesorería de la Federación en los términos de este párrafo, serán los netos de gasto de recaudación que autorice el Código Fiscal de la Federación.

El incumplimiento en la concentración oportuna a que se refiere el párrafo anterior, generará a las dependencias o a sus órganos administrativos desconcentrados, sin exceder sus presupuestos autorizados, la obligación de pagar cargas financieras por concepto de indemnización al Fisco Federal. La tasa anual aplicable a dichas cargas financieras será 1.5 veces la que resulte del promedio aritmético de las tasas de rendimiento equivalentes a las de descuento de los Certificados de la Tesorería de la Federación a 28 días, en colocación primaria, que dé a conocer Banco de México dentro del periodo que dure la falta de concentración. En el caso de que por cualquier motivo se dejen de colocar los mencionados Certificados de la Tesorería de la

Federación, se utilizará la tasa de interés que el Banco de México dé a conocer en sustitución de la tasa de rendimiento de los mismos.

El monto de las cargas financieras se determinará dividiendo la tasa anual aplicable antes descrita entre 360 y multiplicando por el número de días transcurridos desde la fecha en que debió realizarse la concentración y hasta el día en que la misma se efectúe. El resultado obtenido se multiplicará por el importe no concentrado oportunamente.

No será aplicable la carga financiera a que se refiere este artículo cuando las dependencias acrediten ante la Tesorería de la Federación la imposibilidad práctica del cumplimiento oportuno de la concentración, debiendo contar siempre con la validación respectiva del órgano interno de control de la dependencia de que se trate.

Las entidades sujetas a control presupuestario directo, los Poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley y deberán conservar a disposición de los órganos revisores de la Cuenta de la Hacienda Pública Federal, la documentación comprobatoria de dichos ingresos.

Las entidades sujetas a control presupuestario indirecto, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de los recursos autogenerados por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquiera otra vía, de las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación, culturales y de formación para el trabajo del sector público, independientemente de que sean organismos descentralizados u órganos desconcentrados, y serán aplicados por éstos para gastos de sus objetivos y programas institucionales. La cuantía o la disponibilidad de recursos autogenerados a que se refiere este párrafo, no dará lugar a la disminución, limitación o compensación de las asignaciones presupuestales normales autorizadas conforme al Presupuesto de Egresos de la Federación, ni tampoco dará lugar para que la Federación, los gobiernos estatales y municipales reduzcan o limiten su obligación de destinar recursos crecientes a la educación pública.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de posgrado, de investigación y de formación para el trabajo del sector público, a que hace referencia el párrafo anterior, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público, el origen y aplicación de los recursos autogenerados.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Las dependencias de la Administración Pública Federal presentarán, a más tardar en el mes de marzo de 2006, ante la Secretaría de Hacienda y Crédito Público, una declaración informativa sobre los ingresos percibidos durante el ejercicio fiscal de 2005 por concepto de contribuciones, aprovechamientos y productos.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar al final del ejercicio, en la Tesorería de la Federación, los recursos no devengados.

Los recursos públicos remanentes a la extinción de un fideicomiso que se hayan generado con cargo al presupuesto de una dependencia, deberán ser concentrados a la Tesorería de la Federación, bajo la naturaleza de aprovechamientos, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines para los cuales se creó el fideicomiso, salvo aquéllos que en el contrato de fideicomiso esté previsto un destino distinto.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier Entidad Transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje sobre el monto de dichos ingresos, por concepto de gastos indirectos de operación, que no podrá ser mayor del 5 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por su Junta de Gobierno y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Artículo 14. Se aplicará el régimen establecido en esta Ley, salvo lo dispuesto en el artículo 12 de la misma, a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control presupuestario en los términos de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, entre las que se comprende, de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones, aun cuando se sujeten al régimen establecido en esta Ley.

Artículo 15. Se faculta a las autoridades fiscales para que lleven a cabo la cancelación de los créditos fiscales cuyo cobro les corresponda efectuar, en los casos en que exista imposibilidad práctica de cobro. Se considera que existe imposibilidad práctica de cobro, entre otras, cuando los deudores no tengan bienes embargables, el deudor hubiera fallecido o desaparecido sin dejar bienes a su nombre o cuando por sentencia firme hubiera sido declarado en quiebra por falta de activo.

Artículo 16. En materia de estímulos fiscales, durante el ejercicio fiscal de 2006, se estará a lo siguiente:

I. Se otorga un estímulo fiscal a los contribuyentes dedicados exclusivamente a las actividades de los sectores agropecuario y forestal, consistente en permitir el acreditamiento de la inversión realizada contra una cantidad equivalente al impuesto al activo determinado en el ejercicio, mismo que podrá acreditarse en ejercicios posteriores hasta agotarse. Igual estímulo se otorgará para el sector forestal en lo relativo a inversiones en protección, conservación y restauración cuando se refieran a construcción de torres contra incendios, caminos forestales, viveros de alta productividad, brechas corta fuego, equipo y mobiliario contra incendios, laboratorios de sanidad, habilitación y pagos de jornales a brigadas contra incendios forestales.

II. Se otorga un estímulo fiscal en el impuesto al activo a las personas físicas y morales, cuyos ingresos totales en el ejercicio inmediato anterior no hubieran excedido de $4'000,000.00 (cuatro millones de pesos 00/100 M.N.), consistente en el monto total del impuesto que hubiere causado.

III. Se otorga un estímulo fiscal en el impuesto al activo por el monto total del mismo que se derive de la propiedad de cuentas por cobrar derivadas de contratos que celebren los contribuyentes con organismos públicos descentralizados del Gobierno Federal, respecto de inversiones de infraestructura productiva destinada a actividades prioritarias, autorizada por la Secretaría de Hacienda y Crédito Público, en los términos del artículo 18 de la Ley General de Deuda Pública.

IV. Para la aplicación del estímulo fiscal a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente

a) Se creará un Comité Interinstitucional que estará formado por un representante del Consejo Nacional de Ciencia y Tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público, quien tendrá voto de calidad, y uno de la Secretaría de Educación Pública, el cual deberá dar a conocer a más tardar el 31 de marzo de 2006, las reglas generales con que operará dicho Comité, así como los sectores prioritarios susceptibles de obtener el beneficio, las características de las empresas y los requisitos adicionales que se deberán cumplir para poder solicitar el beneficio del estímulo.

b) El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de 4,000 millones de pesos para el año de 2006.

c) El monto total se distribuirá de la siguiente manera:

1. 750 millones de pesos se destinarán a proyectos de investigación y desarrollo de tecnología en fuentes alternativas de energía, así como a proyectos de investigación y desarrollo de tecnología de la micro y pequeña empresa.

2. 750 millones de pesos se destinarán a proyectos de creación de infraestructura especializada para centros de investigación cuyos proyectos hayan sido dictaminados como proyectos orientados al desarrollo de productos, materiales o procesos de producción que representen un avance científico o tecnológico.

3. 2,500 millones de pesos se distribuirán entre el resto de los solicitantes.

En el caso de que al término del tercer trimestre del ejercicio fiscal 2006, las solicitudes de estímulo fiscal correspondientes a los numerales 1 y 2 no fueran suficientes para asignar los montos establecidos, los remanentes podrán ser utilizados para incrementar el monto establecido en el numeral 3.

d) El Comité Interinstitucional estará obligado a publicar a más tardar el último día de febrero de 2007, el monto erogado durante el ejercicio anterior, así como las empresas beneficiarias del estímulo fiscal y los proyectos por los cuales fueron merecedoras de este beneficio.

El contribuyente podrá aplicar el estímulo fiscal a que se refiere esta fracción, contra el impuesto sobre la renta o el impuesto al activo que tenga a su cargo, en la declaración anual del ejercicio en el que se otorgó dicho estímulo o en los ejercicios siguientes hasta agotarlo.

La parte del estímulo fiscal no aplicada se actualizará por el periodo comprendido desde el mes en que se presentó la declaración del ejercicio en que se determinó el estímulo fiscal y hasta el mes inmediato anterior a aquél en que se aplique. La parte del estímulo fiscal actualizada pendiente de aplicar, se actualizará por el periodo comprendido desde el mes en que se actualizó por última vez y hasta el mes inmediato anterior a aquél en que se aplique.

V. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes.

VI. Se otorga un estímulo fiscal a los contribuyentes de los sectores agrícola, ganadero, pesquero y minero que adquieran diesel para su consumo final y siempre que dicho combustible no sea para uso automotriz en vehículos que se destinen al transporte de personas o efectos a través de carreteras o caminos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible, siempre que se utilice exclusivamente como combustible en:

a) Maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras.

b) Vehículos marinos y maquinaria utilizada en las actividades de acuacultura.

c) Tractores, motocultores, combinadas, empacadoras de forraje, revolvedoras, desgranadoras, molinos, cosechadoras o máquinas de combustión interna para aserrío, bombeo de agua o generación de energía eléctrica, que se utilicen en actividades de siembra, cultivo y cosecha de productos agrícolas; cría y engorda de ganado, aves de corral y animales; cultivo de los bosques o montes, así como en la cría, conservación, restauración, fomento y aprovechamiento de la vegetación de los mismos.

d) Vehículos de baja velocidad o bajo perfil que por sus características no estén autorizados para circular por si mismo en carreteras federales o concesionadas y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Asimismo, los contribuyentes que adquieran diesel para su consumo final que se utilice exclusivamente como combustible en maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras, independientemente del sector al que pertenezcan, podrán aplicar el estímulo fiscal a que se refiere esta fracción.

VII. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a) Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.

Para estos efectos, el monto que dichas personas podrán acreditar será el que se señale expresamente y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que los contribuyentes antes mencionados podrán acreditar, será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a esas personas. En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b) Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas señaladas en el inciso c) de la fracción VI de este artículo, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar

expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior, podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

VIII. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere el inciso c) de la fracción VI del presente artículo, podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción VII que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución, serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $ 747.69 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior, a más tardar el 31 de enero de 2006.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior, no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $ 747.69 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $7,884.96 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,495.39 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $14,947.81 mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre del mismo año y enero del siguiente.

Las personas a que se refiere el primer párrafo de esta fracción, deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos del inciso c) de la fracción VI de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicho inciso, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción, se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios, tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IX. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, aplicando en lo conducente el artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

X. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50% del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

XI. Se otorga un estímulo fiscal en el impuesto sobre automóviles nuevos a las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, así como de aquellos eléctricos que además cuenten con motor de combustión interna, consistente en el monto total del impuesto que hubieren causado.

XII. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel marino especial, para su consumo final y que sea utilizado exclusivamente como combustible en embarcaciones destinadas al desarrollo de las actividades propias de la marina mercante, consistente en permitir el acreditamiento de un monto equivalente al del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de diesel marino especial.

En los casos en que el diesel marino especial se adquiera de agencias o distribuidores autorizados, el monto que los contribuyentes podrán acreditar será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a tales agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a dichos contribuyentes.

Para los efectos de lo dispuesto en los párrafos anteriores, el comprobante que se expida deberá reunir los requisitos previstos en los artículos 29 y 29-A del Código Fiscal de la Federación, sin que se acepte para los efectos del estímulo a que se refiere esta fracción, comprobante simplificado.

Cuando el monto a acreditar a que se refiere esta fracción, sea superior al monto de los pagos provisionales o definitivos de los impuestos contra los que se autoriza el acreditamiento, la diferencia se podrá acreditar contra los pagos subsecuentes, correspondientes al año de 2006. En ningún caso procederá la devolución de las cantidades a que se refiere esta fracción.

El acreditamiento a que se refiere la presente fracción deberá efectuarse, sin excepción alguna, a más tardar en las fechas siguientes:

1. Tratándose del impuesto al valor agregado, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al mes de diciembre de 2006.
2. Tratándose del impuesto sobre la renta o del impuesto al activo, en la fecha en que los contribuyentes deban presentar la declaración correspondiente al ejercicio de 2006.

Para aplicar el estímulo fiscal a que se refiere la presente fracción, los contribuyentes deberán cumplir, además, con lo siguiente:

a) Estar inscritos en el Registro Federal de Contribuyentes, y en el Registro Público Marítimo Nacional como empresa naviera.

b) Presentar en la Administración Local de Recaudación o en la Administración Local de Grandes Contribuyentes, según sea el caso, que corresponda a su domicilio fiscal, dentro de los cinco días posteriores a la presentación de las declaraciones provisionales o del ejercicio del impuesto sobre la renta o del impuesto al activo, o definitivas tratándose del impuesto al valor agregado, en las que se efectúe el acreditamiento a que se refiere el presente Decreto, copia de las mismas, adjuntando la siguiente documentación:

1. Copia del despacho o despachos expedidos por la Capitanía de Puerto respectiva, a las embarcaciones de su propiedad o bajo su legítima posesión en las que haya utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere el presente Decreto, en el que deberá constar el puerto y fecha de arribo.

   En el caso de embarcaciones a las que la Capitanía de Puerto les haya expedido despachos de entradas y salidas múltiples, se deberá anexar copia de dichos despachos en los que deberá constar la fecha de cada una de las ocasiones en que entró y salió del puerto la embarcación.

   Tratándose de embarcaciones que sólo realizan navegación interior, los contribuyentes deberán presentar copia del informe mensual rendido a la Capitanía de Puerto sobre el número de viajes realizados.

   Los duplicados de los documentos mencionados en este inciso deberán contener el sello y la firma originales de la autoridad marítima que los expida.

2. Escrito en el que se mencione el número de la inscripción del contribuyente en el Registro Público Marítimo Nacional como empresa naviera, manifestando la siguiente información de cada una de las embarcaciones propiedad de la empresa o que se encuentren bajo su legítima posesión en las que hayan utilizado el diesel marino especial por el que hayan aplicado el estímulo fiscal a que se refiere esta fracción:

   i) Nombres de las embarcaciones;
   ii) Matrículas de las embarcaciones;
   iii) Eslora y tonelaje de registro bruto de cada embarcación;
   iv) Capacidad de carga de combustible, y
   v) Cálculo promedio de su consumo de combustible en millas náuticas por galón.

3. Copias simples de los comprobantes fiscales expedidos a favor del contribuyente por la adquisición del diesel marino especial, correspondientes al periodo que abarque la declaración provisional, definitiva o del ejercicio, en que se aplicó el estímulo fiscal.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta y el impuesto al valor agregado, que tenga el contribuyente a su cargo o contra las retenciones efectuadas a terceros por dichos impuestos, así como contra el impuesto al activo.

Los beneficiarios de los estímulos previstos en las fracciones VI, IX y X del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones VI, VII y VIII del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones IX y X del mismo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la citada Ley.

Los estímulos que se otorgan en el presente artículo, están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la obtención de los beneficios previstos en este artículo.

Artículo 17. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

a) A la importación de artículos de consumo a las regiones fronterizas.

b) A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2005.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere esta fracción, así como los sectores objeto de este beneficio.

Artículo 18. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones, federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación de organismos descentralizados, órganos desconcentrados y empresas de participación estatal.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias o entidades por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Asimismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 19. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo primero de esta Ley, los Poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control presupuestario directo, se deberán aplicar a los fines que al efecto establezca el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Las adecuaciones y el ejercicio de los recursos presupuestarios que, en su caso sean necesarios para el pago de obligaciones derivadas de contribuciones federales, estatales o municipales, así como para las obligaciones contingentes que se generen por resoluciones emitidas por autoridad competente, se sujetarán estrictamente a lo que disponga el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006 y los demás ordenamientos aplicables.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados en la Ley de Ingresos de la Federación de la dependencia, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

La Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el 31 de enero, la estimación de los ingresos, desagregando el artículo 1o., rubro A, fracciones I, numerales 1, 3, 4 y 9, inciso A, III, numeral 3 y VI, numerales 19, inciso D, 21 y 23, de esta Ley.

Se faculta a la Secretaría de Hacienda y Crédito Público para emitir dictámenes, así como para recibir notificaciones, de ingresos excedentes que generen las dependencias y entidades.

Sólo se podrá emitir dictamen de ingresos excedentes, cuando estos sean susceptibles de aplicarse de conformidad con las disposiciones del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Artículo 20. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero, y la enajenación de bienes muebles, y

IV. Ingresos de los Poderes Legislativo y Judicial, así como de los Tribunales Administrativos, Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades, a más tardar el último día hábil de enero de cada año y durante el ejercicio fiscal, conforme se modifiquen.

Artículo 21. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 22. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2006 la tasa de retención anual será del 0.5%.

Capítulo IV

De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 23. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, estará obligado a proporcionar información sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, al Congreso de la Unión en los términos siguientes:

I. Informes mensuales sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el mes de que se trate.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre la recaudación federal participable que sirvió de base para el cálculo del pago de las participaciones a las entidades federativas. La recaudación federal participable se calculará de acuerdo con lo previsto en la Ley de Coordinación Fiscal. La recaudación federal participable se comparará con la correspondiente al mismo mes del año previo.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 30 días después de concluido el mes, sobre el pago de las participaciones a las entidades federativas. Esta información deberá estar desagregada por tipo de fondo, de acuerdo con lo establecido en la Ley de Coordinación Fiscal, y por entidad federativa. El monto pagado de participaciones se comparará con el correspondiente al del mismo mes del año previo. La Secretaría de Hacienda y Crédito Público deberá proporcionar la información a que se refieren los dos párrafos precedentes a las entidades federativas, a través del Comité de Vigilancia del Sistema de Participaciones en Ingresos Federales de la Comisión Permanente de Funcionarios Fiscales, a más tardar 30 días después de concluido el mes. Además, deberá publicarla en su página de Internet.

II. Informes trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública en los que se presente información sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 30 días después de terminado el trimestre de que se trate.

III. La información sobre el costo total de las emisiones de deuda interna y externa deberá identificar por separado el pago de las comisiones y gastos inherentes a la emisión, de los del pago a efectuar por intereses. Estos deberán diferenciarse de la tasa de interés que se pagará por los empréstitos y bonos colocados. Asimismo, deberá informar sobre la tasa de interés o rendimiento que pagará cada emisión, el plazo, y el monto de la emisión.

IV. Los datos estadísticos y la información que la Secretaría de Hacienda y Crédito Público tenga disponibles que puedan contribuir a una mejor comprensión de la evolución de la recaudación y del endeudamiento, que los Diputados y Senadores soliciten por conducto de las Comisiones de Hacienda y Crédito Público respectivas. Dicha información deberá entregarse en forma impresa y en medios magnéticos en los términos que estas Comisiones determinen. La Secretaría de Hacienda y Crédito Público proporcionará dicha información en un plazo no mayor de 30 días naturales, contados a partir de la solicitud que se haga.

La información que la Secretaría de Hacienda y Crédito Público proporcione en los términos de este artículo deberá ser completa y oportuna. En caso de incumplimiento se estará a lo dispuesto en la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

V. Informes trimestrales relativos a los proyectos de infraestructura productiva de largo plazo a que se refieren los artículos 4o. y 5o. de la presente Ley. Dicha información deberá presentarse a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de las Cámaras de Diputados y Senadores, respectivamente, las cuales podrán publicarla en sus respectivas páginas de Internet, y deberá contener:

a) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos.

b) Los costos de los proyectos y las amortizaciones derivadas de los mismos.

c) El análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal con respecto a los proyectos de que se trate.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia esta fracción en su página de Internet.

Artículo 24. En los informes trimestrales a que se refiere el artículo 23 de esta Ley, la Secretaría de Hacienda y Crédto Público deberá incluir un informe de deuda pública que contenga la evolución detallada de la misma al trimestre, incluyendo el perfil de amortizaciones internas y externas. Este informe deberá incluir un apartado que refiera las operaciones activas y p asivas del Instituto de Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados.

De igual forma, incluirá un informe sobre el uso de recursos financieros de la banca de desarrollo y fondos de fomento para financiar al sector privado y social. Detallando el déficit de operación y la concesión neta de créditos, así como sus fuentes de financiamiento.

En este informe se deberá incluir la información sobre las comisiones de compromiso pagadas por los créditos internos y externos contratados.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal.

Artículo 25. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá trimestralmente en el Informe Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, lo cual implica considerar a las entidades paraestatales contempladas en los tomos IV y V del Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Asimismo, con el objeto de evaluar el desempeño en materia de eficiencia recaudatoria, se deberán incluir en Informe a que se refiere el párrafo anterior, la información correspondiente a los indicadores que a continuación se señalan:

1. Avance en el padrón de contribuyentes.

2. Información estadística de avances contra la evasión y elusión.

3. Avances contra el contrabando.

4. Reducción de rezagos y cuantificación de resultados en los litigios fiscales.

5. Plan de recaudación.

Artículo 26. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 27. Con el objeto de transparentar la información referente a los ingresos generados por concepto de derechos y aprovechamientos por las distintas dependencias y órganos de la administración pública federal, así como de los órganos autónomos, la Secretaría de Hacienda y Crédito Público presentará a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados antes del 31 de julio de 2006, las estimaciones de ingresos de dichas dependencias y órganos para el mismo año.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 28. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las

familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2006. Estas Comisiones determinarán a más tardar el 15 de abril de 2006 si el estudio cumple con los objetivos establecidos.

De determinarse que dicho estudio no cumple con los objetivos establecidos, la Secretaría de Hacienda y Crédito Público, tendrá hasta el 15 de agosto de 2006 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas, debiéndose publicar en la página de Internet de dicha Secretaría a más tardar el 30 de junio del 2006.

Artículo 29. Los estímulos fiscales y las facilidades que prevea la Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal de 2007 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el presupuesto de gastos fiscales.

Artículo 30. El Ejecutivo Federal presentará a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, a más tardar el 30 de mayo de 2006 un estudio integral que analice el grado de cumplimiento de la Banca de Desarrollo, de sus objetivos legales e informe acerca de su financiamiento neto, su comparativo de financiamiento con el programado, su canalización de crédito en términos reales durante los últimos cinco años y sobre su canalización de crédito respecto del Producto Interno Bruto. Adicionalmente, informará sobre el costo de operación de las instituciones y el comparativo de los gastos de administración respecto a la cartera total y gastos de administración respecto a su margen financiero, así como un informe sobre su índice de capitalización, fuentes de recursos financieros y fiscales.

La Secretaría de Hacienda y Crédito Público, deberá publicar la información a que hace referencia este artículo en su página de Internet.

Artículo 31. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística, Geografía e Informática y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos organismos con objeto de mantener sus bases de datos actualizadas.

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información así obtenida no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, la Ley de Información Estadística y Geográfica y la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los datos a que se refiere el presente artículo podrán ser objeto de difusión pública.

Artículo 32. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las Comisiones de Hacienda y Crédito Público, de Presupuesto y Cuenta Pública y al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 30 de junio de 2006, el Presupuesto de Gastos Fiscales.

Este comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal. Dicho Presupuesto de Gastos Fiscales deberá contener los montos referidos estimados para el ejercicio fiscal de 2007 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple.

Artículo 33. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril de 2006, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 34. En los informes a que se refiere el artículo 23 de esta Ley, deberá incluirse un informe detallado de los juicios ganados y perdidos por el Gobierno Federal en materia fiscal, del Instituto Mexicano del Seguro Social y del INFONAVIT frente al Tribunal Federal de Justicia Fiscal y Administrativa, así como el monto que representan en un aumento o disminución de los ingresos y el costo operativo que representan para la Secretaría de Hacienda y Crédito Público y el Servicio de Administración Tributaria. Asimismo, este informe incluirá una explicación detallada de las disposiciones fiscales que causan inseguridad jurídica a la recaudación. Para los efectos de este artículo, el Tribunal Federal de Justicia Fiscal y Administrativa deberá facilitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria la información que éstos requieran para elaborar el informe a que se refiere el primer párrafo.

Artículo 35. La Secretaría de Hacienda y Crédito Público mediante convenio con cada una de las entidades federativas, deberá realizar un estudio en el que se muestre un diagnóstico integral de la situación actual de las haciendas públicas estatales y municipales, así como diversas propuestas para el fortalecimiento de las haciendas públicas de los tres órdenes de gobierno, que tengan como objetivos fundamentales dar mayor eficiencia al uso de los recursos públicos y hacer más eficaz el impacto de dichos recursos en la población. Para la realización de dicho estudio, la Secretaría de Hacienda y Crédito Público deberá seguir los lineamientos técnicos que establezca la Comisión de Hacienda y Crédito Público de la Cámara de Diputados antes del 15 de febrero de 2006.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá publicarse en la página de Internet de dicha Secretaría, así como entregarse a la Cámara de Diputados a más tardar el 15 de mayo de 2006. Los resultados de dicho estudio estarán sujetos al dictamen de la Comisión de Hacienda y Crédito Público de la Cámara de Diputados, la que determinará si el estudio cumple con los objetivos establecidos.

De presentarse un dictamen no favorable sobre dicho estudio, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de julio de 2006 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, con las modificaciones respectivas y publicarlo en la página de Internet de la citada Secretaría.

Artículo 36. En el ejercicio fiscal de 2006, toda Iniciativa en materia fiscal, incluyendo aquellas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2007, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo de la disposición de que se trate en el cual se llevarían a cabo las reformas.

Toda Iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes;

2. Que el pago de los impuestos sea sencillo y asequible;

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la Iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

Artículo 37. Se autoriza al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados a solicitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria, la información estadística en materia de finanzas públicas que éste requiera. La solicitud de información se hará por escrito y deberá ser entregada por dichas dependencias del Gobierno Federal en los siguientes 20 días naturales, respetando en todo momento la información reservada en los términos de la legislación aplicable.

Transitorios

Primero. La presente Ley entrará en vigor el día 1o. de enero de 2006.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales a la Importación y Exportación efectuadas por el Ejecutivo Federal durante el año de 2005, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

Tercero. Los montos establecidos en la Sección C, fracción IX del artículo 1o., así como el monto de endeudamiento neto interno consignado en el artículo 2o. de esta Ley, se verán, en su caso, modificados en lo conducente como resultado de lo siguiente: i) la distribución, entre Gobierno Federal y los organismos y empresas de control presupuestario directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, y ii) por los montos que resulten de la aplicación de lo establecido en la fracción III del articulo 8 del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006.

Cuarto. Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en el segundo párrafo del artículo 3 y segundo transitorio del "Decreto por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el Diario Oficial de la Federación los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables y la intervención que corresponda a la Secretaría de Hacienda y Crédito Público, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero, Nacional Financiera, Sociedad Nacional de Crédito o de cualquier otro ente jurídico, provenientes de los vehículos financieros autorizados por la Comisión Intersecretarial de Gasto Financiamiento e instituidos conforme a los artículos 47 de la Ley Orgánica de la Administración Pública Federal, 40 de la Ley Federal de las Entidades Paraestatales y 75 de la Ley de Instituciones de Crédito y las demás disposiciones aplicables.

Para todos los efectos establecidos en la presente Ley y en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2006, los recursos que integran el patrimonio del Fondo de Empresas Expropiadas del Sector Azucarero o de cualquiera de los vehículos financieros, a que se refiere el párrafo anterior, se ajustarán, en todo momento, a lo señalado en el artículo 75 de la Ley de Instituciones de Crédito y a las demás disposiciones aplicables en la materia.

Quinto. El Servicio de Administración Tributaria implementará un Programa de Ampliación y Actualización del Registro Federal de Contribuyentes que tendrá por objeto verificar el exacto cumplimiento de las obligaciones en dicha materia, lo que permitirá un adecuado control de las obligaciones fiscales y aduaneras de los contribuyentes. Dicho programa se ejecutará mediante la práctica de recorridos, invitaciones, solicitudes de información, censos o cualquier otra medida que, en todo caso, encuentre su fundamento en disposición prevista en el Código Fiscal de la Federación.

Para la realización del Programa anteriormente descrito, el Servicio de Administración Tributaria deberá otorgar a los contribuyentes la asistencia necesaria para el debido cumplimiento de las obligaciones antes señaladas, en los términos de las disposiciones fiscales vigentes.

Los particulares, que por el monto de los ingresos que obtengan, se encuadren en el régimen de pequeños contribuyentes a que hace referencia la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2006 quedarán liberados de las infracciones o sanciones que correspondan por el incumplimiento de obligaciones formales, salvo que se trate de conductas reincidentes. El Servicio de Administración Tributaria podrá otorgar facilidades administrativas a las personas a que hace referencia este párrafo, para que puedan corregir su situación fiscal.

Las Entidades Federativas y sus municipios podrán realizar de manera total o parcial el Programa previsto en el presente artículo, siempre que les sean delegadas las facultades necesarias mediante convenio de colaboración administrativa en materia fiscal federal.

Sexto. Las regulaciones en materia de importación, producción y comercialización de maíz, leche y fríjol serán las siguientes:

I. Disposiciones en materia de maíz amarillo.

En los casos en los que se requiera importar maíz amarillo indispensable para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán el arancel que aplicará a la cuota adicional en consulta con el

Consejo Mexicano para el Desarrollo Rural Sustentable y con el Comité Nacional Sis tema-Producto Maíz.

En lo referente a su importación, se asegurará no poner en riesgo el suministro de materia prima a los consumidores industriales, pecuarios y formuladores de alimentos balanceados, a la vez que se atiendan los legítimos intereses de los productores primarios. En el marco de estas consideraciones, se aplicarán los criterios de asignación siguientes:

a) Las cuotas mínimas y adicionales se asignarán a la industria, al sector pecuario y de alimentos balanceados que utilizan maíz amarillo.

b) Las cuotas adicionales se otorgarán una vez que los consumidores manifiesten por escrito sus compromisos de compra de granos nacionales en el esquema de agricultura por contrato y/o complementariamente con operaciones de contratos de compra-venta, y éstos queden registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Los casos de excepción serán resueltos en el Comité Sistema Producto Maíz.

c) Para aquellos industriales consumidores de maíz amarillo que acrediten ante Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA/SAGARPA) compromisos de agricultura por contrato o contratos de compra-venta de granos nacionales, equivalentes a por lo menos el 25% del consumo anual auditado de maíz amarillo importado bajo cuota en 2005, o en su caso, el reportado para la asignación de cupo mínimo de 2006 de maíz importado bajo cuota, se aplicarán los siguientes lineamientos de asignación:

   La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al consumo anual auditado de granos en 2005 o, en su caso, el reportado para la asignación de cupo mínimo de 2006 de maíz amarillo total, menos la cantidad recibida de cupo mínimo en 2006, menos el 25% del consumo anual auditado de granos, reportado para la asignación de cuota mínima de 2006 de maíz amarillo importado bajo cuota.

d) Para los solicitantes del Sector Pecuario y de alimentos balanceados, que acrediten ante ASERCA/SAGARPA compromisos de adquisición de granos forrajeros nacionales de por lo menos el 25% del consumo anual auditado de 2005 de maíz amarillo importado bajo cuota o en su caso, el consumo reportado para la asignación de cupo mínimo de maíz amarillo en 2006, a través de agricultura por contrato o contratos de compra-venta de granos forrajeros nacionales, se aplicarán los siguientes lineamientos de asignación:

   La cantidad de cuota adicional asignada a cada solicitante, será el equivalente al consumo anual auditado de grano forrajero total de 2005 o, en su caso, al reportado para la asignación del cupo mínimo en 2006, menos la cantidad recibida de cuota mínima en 2006, menos el 25% del consumo anual auditado, reportado para la asignación del cupo mínimo en 2006, de maíz amarillo importado bajo cuota.

   Las cantidades que se determinen de acuerdo con los procedimientos señalados en los incisos c) y d) podrán ser incrementadas en caso de una ampliación de la capacidad instalada o utilizada de 2006 respecto a la de 2005. Dicha ampliación, deberá estar debidamente certificada por un auditor externo autorizado.

e) Para empresas que no se ajustan con los incisos c) y d), se les asignará una vez el promedio mensual del consumo anual auditado de granos, reportado para la asignación del cupo mínimo en 2006 o consumo anual auditado de granos en 2005, en caso de no haber solicitado cuota mínima en 2006 o no tener antecedentes de importación.

f) El Ejecutivo Federal creará condiciones objetivas mediante el establecimiento de un programa especial para incrementar y fortalecer significativamente la producción y productividad de maíz amarillo y granos forrajeros, para asegurar que se cumplan los esquemas de sustitución de importaciones, conversión productiva y agricultura por contrato a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, por lo que deberá promover con antelación el objetivo de sustituir importaciones con esquemas de agricultura por contrato o conversión productiva en reuniones regionales entre productores e industriales consumidores, así como los productores pecuarios, de acuerdo con un calendario límite de realización de las reuniones hasta el 31 de mayo para el ciclo primavera-verano, y hasta el 31 de diciembre para el ciclo otoño-invierno. Los contratos de compra-venta se podrán firmar en cualquier época del año.

La promoción consistirá en informar sobre el procedimiento de contratación y acreditación de los contratos de agricultura o de compra-venta, informando a su vez sobre los montos, porcentajes e instrumentos correspondientes a la conversión productiva y agricultura por contrato con base en las Reglas de Operación del Programa correspondiente y sus lineamientos específicos en los siguientes conceptos:

I) Monto del Ingreso Objetivo para los productores cubiertos y regiones.

II) Base en zona de consumo acordada entre los productores, industriales consumidores y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

III) Base regional diferencial para maniobras y fletes cortos de los productores dependiendo de las distancias entre las zonas de producción y las bodegas locales de consumo acreditadas para este propósito.

IV) El precio de indiferencia del maíz amarillo tomará en consideración las siguientes definiciones: el precio internacional (CBOT), el tipo de cambio, la base a frontera o puerto de entrada mexicano, los costos aduanales y de internación, la base de puerto de entrada o frontera mexicana a zona de consumo y la base regional. La metodología será publicada en el Diario Oficial de la Federación a más tardar el 31 de marzo de 2006.

V) Apoyo complementario al ingreso que pagará la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para cubrir el diferencial entre el Ingreso Objetivo del Productor y el Precio de agricultura por contrato para proteger la competitividad de la cadena productiva.

Este apoyo se establecerá en lo referente a su monto y plazo de entrega en el cuerpo del contrato.

VI) Coberturas de precios para garantizar el Ingreso Objetivo del Productor y el Precio de Indiferencia del Industrial Consumidor, las cuales deberán otorgarse a los agentes económicos involucrados en la firma de los contratos.

VII) Apoyo a compensación de bases para realizar oportunamente la compensación correspondiente a la parte afectada por fluctuaciones de precio y niveles de base.

VIII) Formato tipo para agricultura por contrato y conversión productiva incluyendo cláusulas de incumplimiento que apliquen penalizaciones y den garantía de abasto incluyendo las necesarias cuotas adicionales.

g) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá publicar, en su caso, en el Diario Oficial de la Federación, a más tardar el 15 de febrero para el ciclo primavera verano y a más tardar el 31 de julio para el ciclo otoño invierno, las modificaciones a las áreas de influencia logística para efectos del registro de los convenios de agricultura por contrato de granos, así como las Bases en Zona de Consumo y Base Regional.

Para el caso de las plantas establecidas en los estados de Yucatán, Quintana Roo, Campeche y Tabasco se les asignarán, de la cuota adicional, 5 veces el promedio mensual de consumo auditado de granos forrajeros del 2005 o, en su caso, el del periodo reportado para la asignación del cupo mínimo de 2006 de maíz amarillo importado bajo cuota.

En el caso de plantas establecidas en otros estados que comprueben ante ASERCA/SAGARPA la imposibilidad de realizar agricultura por contrato, también se les dará el tratamiento antes citado.

h) En el caso de que existan incumplimientos en agricultura por contrato por parte del vendedor o siniestros que sean dictaminados por SAGARPA, previa consulta con el Comité del Sistema Producto Maíz, la Secretaría de Economía otorgará oportunamente cupos adicionales equivalentes al volumen del incumplimiento.

i) ASERCA/SAGARPA deberá publicar en el Diario Oficial de la Federación el procedimiento de acreditación al que hacen referencia los incisos c), d) y e) a más tardar el último día hábil de marzo de 2006. Dicho procedimiento estipulará los requisitos específicos que deberán cumplir los solicitantes para poder obtener la acreditación.

La publicación del Acuerdo que regule la asignación de la cuota adicional para el 2006, deberá hacerse a más tardar el 15 de junio y el trámite de asignación no será mayor a diez días hábiles.

II. Disposiciones en materia de importación, producción y comercialización de maíz blanco.

Para el caso de maíz blanco, el Ejecutivo Federal establecerá un arancel no inferior a 36.3% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

No se autorizarán cuotas de importación de maíz blanco en la República Mexicana excepto en casos comprobados de desabasto nacional para los Estados de Baja California, Coahuila, Chihuahua, Nuevo León, Tamaulipas, Veracruz, Yucatán y Chiapas. En los estados en los que se autoricen dichas cuotas, éstas serán asignadas de acuerdo con los lineamientos publicados por la Secretaría de Economía. ASERCA aplicara un esquema de planeación de cosechas regionales y sus zonas de influencia, que garanticen el mejor proceso de comercialización en consulta con productores y comercializadores para el desarrollo equitativo de mercados regionales en el seno del Comité Sistema Producto Maíz.

Las cuotas autorizadas de maíz blanco para los Estados mencionados en el párrafo anterior serán por un equivalente a cinco veces el consumo mensual promedio auditado en el 2005 y se otorgarán dentro de la cuota mínima, excepto para Chiapas donde dicho cupo será de dos veces el consumo mensual promedio auditado en el 2005 y Yucatán donde dicho cupo será de 10 veces el consumo mensual. Dichos montos serán reducidos en función de la producción nacional y de los apoyos autorizados por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para la movilización de cosechas nacionales y conforme a la metodología de determinación de déficit de abasto regional establecida por la Secretaría de Economía y ASERCA.

En lo referente al estado de Chiapas, el periodo de importación será del 1o. de noviembre al 15 de diciembre.

El Ejecutivo Federal, creará una reserva de cuota mínima, para cubrir los requerimientos de importación de maíz blanco para el 2o. semestre de 2006; la cual, por estar etiquetada para los consumidores de esta variedad específica de grano, no interferirá con la asignación de cuotas adicionales para los solicitantes de cupo de maíz amarillo.

La condición previa a la autorización de cuotas mínimas de importación para el segundo semestre será la celebración de contratos de compra-venta o agricultura por contrato de cosechas nacionales del ciclo anterior.

Los industriales y comercializadores consumidores de maíz blanco presentarán con antelación sus compromisos de adquisición de cosecha nacional, a través de agricultura por contrato o contratos de compra-venta, los cuales deberán quedar registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Para tal efecto se dará prioridad en el ciclo Primavera-Verano a los Estados de Jalisco y Chiapas y en el ciclo Otoño-Invierno a Sinaloa y Tamaulipas en cuyos casos los contratos se firmarán por el 50% de las compras auditadas en 2005 de cada empresa en dichos estados.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a través de ASERCA deberá publicar, en su caso, en el Diario Oficial de la Federación a más tardar el 15 de febrero para la cosecha del ciclo agrícola Otoño-Invierno y a más tardar el 31 de julio para la cosecha del ciclo agrícola Primavera-Verano, todos los criterios aplicables al pago de los apoyos correspondientes.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá tomar las medidas necesarias para asegurar que el productor debidamente registrado y autorizado ante la misma, reciba el apoyo complementario al Ingreso Objetivo dentro de los quince días hábiles posteriores a la comprobación de la operación de compra-venta, sin perjuicio de los adelantos que se convengan. Para tal efecto, podrá habilitar a las organizaciones de productores o a la industria como ventanilla de trámite a través de Almacenes Generales de Depósito.

El Gobierno Federal, a través de la Secretaría de Economía y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, convocará a la constitución del Consejo Promotor y Regulador de la Cadena Maíz Tortilla, en el que estarán representados los diversos sectores que intervienen en dicha cadena, de conformidad con la convocatoria que para tal efecto emitan las Secretarías antes mencionadas. La convocatoria para la constitución del Consejo, deberá

ser emitida a más tardar el 16 de enero de 2006. El Consejo será la instancia representativa de consulta para las Secretarías convocantes para los temas de fomento, producción y comercialización de la cadena maíz-tortilla.

El Precio de Indiferencia del Maíz Blanco en Zona de Consumo será el del maíz amarillo como se define en el presente Ordenamiento más un sobreprecio del 13% de dicho valor por tonelada. Este precio de indiferencia para maíz blanco será equivalente al precio piso en cada zona de consumo.

III. Disposiciones en materia de importación, producción y comercialización de frijol.

Para el caso del frijol, el Ejecutivo Federal establecerá un arancel no inferior al 23.5% para las importaciones que superen la cuota mínima prevista en el Tratado de Libre Comercio de América del Norte.

Las cuotas mínimas libres de arancel de frijol acordadas por las Partes en los tratados de libre comercio, estarán sujetas a licitación bajo la modalidad de postura ofrecida ganadora. Dicha licitación, en cuanto a las fechas para realizarse deberá ser concertada entre la Secretaría de Economía, ASERCA y el Sistema Producto Fríjol en el mes de enero.

Las importaciones de frijol por encima de las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, en ningún caso podrán rebasar el 10% del total de las cuotas mínimas libres de arancel y serán asignadas a través de licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso que resultará de la adición del 11.72%, correspondiente al valor anual del monto de desgravación arancelaria, al precio declarado y comprobado del frijol de importación en punto de origen expresado en pesos mexicanos por kilogramo.

El Ejecutivo Federal creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones y Adquisición de frijol de Producción Nacional. Dicho Programa tendrá dos vías de adquisición de frijol de producción nacional, la efectuada mediante el Acopio y Comercialización de Apoyos y Servicios a la Comercialización Agropecuaria (ASERCA por 320,000 toneladas y la adquisición hasta por 680,000 toneladas a través de contratos de compra-venta entre los productores y sus Organizaciones Económicas y de no contar éstas con capacidad suficiente, a través de Empresas Comercializadoras en los Estados de Chiapas, Chihuahua, Durango, Guanajuato, Nayarit, San Luis Potosí, Sinaloa y Zacatecas). Las bases mínimas para ambas formas de adquisición de frijol deberán contener:

a) La integración y registro ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y la Secretaría de Economía, del Padrón de Productores, Organizaciones Económicas y se promoverá la participación de las Empresas de los propios Productores.

b) El precio de compra al Productor en el Programa, que será de $0.50 adicional por kilogramo al Precio de referencia del programa.

c) La Norma de Calidad del Productor para el Programa que tomará como referencia las calidades comerciales, conforme a las normas aplicables.

d) Forma de pago del apoyo complementario por kilogramo, habilitando para tal efecto como ventanilla de trámite a ASERCA, Organizaciones Económicas y Empresas Participantes.

El precio de referencia del programa tomará como base de cálculo el promedio de los precios estimados de entrada de frijol a las principales centrales de abasto del Distrito Federal, Guadalajara y Monterrey, de las variedades de frijol negros, pintos y claros durante 2005 y de los precios del frijol negros, pintos y claros excepto bayo de importación en punto de origen de Estados Unidos durante 2005, expresados en pesos mexicanos por kilogramo, aplicando una reducción del 20% para el frijol bayo.

IV. Disposiciones en materia de leche.

A. Importación de Leche.

De los cupos libres de arancel de la fracción arancelaria 1901.90.05, de conformidad con lo publicado en el D.O.F. del 22 de abril de 2005, y de las fracciones arancelarias 0402.10.01 y 0402.21.01, se asignarán directamente 100 mil toneladas a LICONSA, S.A. de C.V., para su Programa de Abasto Social de Leche. Del remanente de los mismos, el 20% se asignará de

manera directa, a través de la Secretaría de Economía, a las empresas industriales del sector privado que no puedan cubrir el 70% de compra de leche fluida, leche en polvo y otros sólidos de leche de producción nacional de sus consumos totales auditados de productos lácteos.

La condición previa para la asignación directa del restante 80% de los cupos libres de arancel será que cada empresa presente sus consumos auditados en volumen de leche fluida, de leche en polvo y otros sólidos de leche de producción nacional y de leche en polvo importada de 2005, así como sus compromisos de adquisición de leche de producción nacional para 2006, los cuales deberán quedar registrados ante la Secretaría de Economía. Para que un solicitante pueda acceder a dichas cuotas, la participación del consumo de leche en polvo importada, no deberá sobrepasar el 30% de la suma de los consumos auditados de leche en polvo y de leche fluida convertida a sólidos totales, utilizando el factor de 8.5.

Los cupos adicionales equivalentes a un 46% de los cupos libres de arancel señalados en el primer párrafo destinados a la industria, serán asignados directamente a ese sector.

En adición se convocará a licitaciones públicas bajo la modalidad de postura ofrecida ganadora con un precio piso, que establecerá la Secretaría de Economía tomando en cuenta los subsidios a la exportación de leche en polvo de Estados Unidos y la Unión Europea.

La Secretaría de Hacienda y Crédito Público tendrá la obligación de verificar el origen de las importaciones de lácteos que ingresan al país bajo las preferencias arancelarias establecidas en los tratados de libre comercio vigentes, de las fracciones arancelarias 04.02.10.01, 04.02.21.01, 04.04.10.01 y 19.01.90.05, conforme a los procedimientos legales aplicables, informando trimestralmente los resultados al Congreso de la Unión.

B. Programa de Adquisición de Leche de Producción Nacional.

El Ejecutivo Federal, creará las condiciones objetivas para asegurar un Programa de Sustitución de Importaciones de Leche en Polvo y Adquisición de Leche de Producción Nacional.

En el marco de dicho programa, la leche será adquirida directamente por LICONSA durante todo el año por un volumen de hasta 350 millones de litros a través de la oferta directa de los productores de leche de vaca, mediante registro de productores.

Adicionalmente se podrá realizar adquisición de excedentes de leche hasta por 250 millones de litros mediante la oferta directa a LICONSA a través de las Organizaciones Gremiales de Productores Lecheros.

Para las modalidades de adquisición de excedentes de leche, los padrones de productores, organizaciones y empresas participantes se registrarán con fecha límite al 31 de marzo ante ASERCA, para lo cual, dicha institución deberá publicar las bases del Programa de Adquisición de Excedentes de Leche de Producción Nacional a más tardar el 15 de febrero.

Los Centros de Apoyo al Desarrollo Rural, liquidarán a los pequeños productores de hasta mil litros diarios, por litro entregado en el esquema del Programa de Adquisición de Leche de Producción Nacional, un apoyo adicional de $0.20 (pesos mexicanos) previa comprobación de la entrega ante las instancias acreditadas en el presente ordenamiento. No podrán recibir este apoyo aquellos que importen leche a través de los cupos de importación libres de arancel, autorizados por la Secretaría de Economía.

Las bases mínimas de adquisición de leche anual y excedentaria serán las siguientes:

a) Registro del Padrón de Productores de Leche de Vaca.

b) El precio de compra al productor en el Programa será igual al Precio de Referencia del Programa.

c) La calidad de la leche del productor para el Programa será con base en leche fría, tomando como referencia la norma NMX-F-700-COFOCALEC-2004, Sistema producto leche-alimento lácteo-leche cruda de vaca-especificaciones fisicoquímicas y sanitarias y métodos de prueba.

El Precio de Referencia del Programa será el de la leche entera en polvo importada e internada en el país convertida en litros, mas un 20% del valor que resulte por litro

correspondiente a 3.5% por debajo del nivel de la tasa arancelaria preferencial fuera de cupo de la leche entera en polvo para el año 2006 en el marco del TLCAN.

La base para determinar el Precio de Referencia del Programa será el cociente entre el valor y el volumen de las importaciones totales del semestre comprendido de abril a septiembre de 2005 de leche entera en polvo que reporta la Secretaría de Hacienda y Crédito Público en los reportes mensuales de importación expedidos por la Administración General de Aduanas que vienen expresados en pesos mexicanos por kilogramo. La proporción por litro de leche fluida se obtendrá dividiendo cada kilogramo entre 8.5, que es el factor mundialmente aceptado. Los gastos de internación al país y aduanales, fletes y seguro en México, se tomarán a razón del 8% del costo de la leche entera en polvo reportado por la Administración General de Aduanas.

Derivado de lo anterior, la fórmula de cálculo para el Precio de Referencia del Programa por litro de leche fluida será la suma del precio de importación de la leche entera en polvo en aduana mexicana por kilogramo dividido entre 8.5, mas el producto del valor anterior multiplicado por el factor 0.08, mas el producto del valor anterior multiplicado por el factor 0.2.

Los recursos fiscales necesarios para los gastos de operación de los Centros de Acopio de LICONSA en el marco del Programa de Sustitución de Importaciones de Leche en Polvo y Adquisición de Leche de Producción Nacional serán de $0.20 por litro acopiado.

Séptimo. El Servicio de Administración Tributaria, por conducto de su Junta de Gobierno, podrá celebrar convenios con los contribuyentes con la finalidad de condonar total o parcialmente multas y recargos respecto de créditos fiscales derivados de contribuciones federales que debieron causarse antes del 1 de enero de 2003 y acordará, en su caso, las condiciones de plazo para el pago y amortización de tales créditos fiscales, conforme a lo siguiente:

I. La condonación total o parcial de recargos y multas será acordada por la autoridad, atendiendo a la situación financiera del contribuyente, a su posibilidad de pago y en función de la carga financiera que representen tales recargos y multas para el propio contribuyente.

Para los efectos del párrafo anterior, el contribuyente deberá exhibir toda la información y documentación que considere necesaria o conveniente que acredite la necesidad del otorgamiento de la condonación solicitada. Sin perjuicio de lo anterior, la autoridad también podrá requerir al contribuyente todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

En caso de que la autoridad considere viable la condonación, la autoridad y el contribuyente celebrarán el convenio respectivo, dentro de los 40 (cuarenta) dias posteriores a la fecha en que se haya presentado la documentación correspondiente.

La Junta de Gobierno del Servicio de Administración Tributaria establecerá el tipo de casos o supuestos en que procederá la condonación total o parcial de los recargos y multas a que se refiere este artículo, los cuales deberán publicarse en el Diario Oficial de la Federación.

II. La condonación total o parcial de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 66 del Código Fiscal de la Federación.

III. Asimismo, la condonación total o parcial de recargos y multas también procederá aun y cuando los mismos deriven de créditos fiscales que hayan sido objeto de impugnación por parte del contribuyente, sea ante la propia autoridad hacendaria o ante el Tribunal Federal de Justicia Fiscal y Administrativa.

IV. Sin perjuicio de la condonación total o parcial de recargos o multas que, en su caso, acuerde la autoridad con el contribuyente, la Junta de Gobierno igualmente podrá acordar con el contribuyente el pago a plazos de los créditos fiscales respecto de los que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades, conforme lo establece el Código Fiscal de la Federación. Asimismo, la autoridad fiscal podrá eximir la garantía del interés fiscal cuando el contribuyente no tenga posibilidad de otorgarla.

V. En caso de que el contribuyente incumpla con sus obligaciones de pago derivadas del convenio que se llegue a celebrar con la autoridad, se tendrá por rescindido de pleno derecho y, por lo tanto, las autoridades fiscales competentes iniciarán de inmediato el procedimiento administrativo de ejecución.

VI. No procederá la condonación total o parcial de recargos y multas, cuando el contribuyente se ubique en cualquiera de los siguientes supuestos:

a) La determinación de los créditos fiscales respecto de los que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos del Código Fiscal de la Federación.

b) Los créditos se hayan determinado presuntivamente de acuerdo con lo que señala el Código Fiscal de la Federación.

c) Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

d) Se trate de impuestos retenidos o recaudados.

VII. La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte la autoridad fiscal al respecto, no podrán ser impugnadas por los medios de defensa.

La Secretaría de Hacienda y Crédito Público informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Octavo.- Los patrones y demás sujetos obligados que espontáneamente regularicen sus adeudos fiscales con el Instituto Mexicano del Seguro Social, generados antes del 1 de octubre de 2005, que deriven de cuotas obrero patronales, así como de infracciones a la Ley del Seguro Social y sus reglamentos, siempre que los paguen en una sola exhibición el monto total de los mismos, gozarán del beneficio de la condonación de recargos y multas, conforme a lo siguiente:

I. Para tales efectos, los patrones y demás sujetos obligados deberán manifestar por escrito al Instituto, a más el 28 febrero de 2006, su intención de acogerse a los beneficios señalados en este artículo, así como la fecha en que efectuarán el pago de sus adeudos, debiendo garantizar el interés fiscal.

II. La condonación será en los siguientes porcentajes:

a) Si el pago se efectúa del 1 de enero al 28 de febrero de 2006, la condonación de los recargos y multas será del 100%;

b) Si el pago se efectúa entre el 1 y el 30 de marzo de 2006, la condonación de los recargos será del 90% y de 100% de multas;

c) Si el pago se efectúa entre el 1 y el 30 de abril de 2006, la condonación de los recargos será del 80% y de 90% de multas;

d) Si el pago se efectúa entre el 1 y el 31 de mayo de 2006, la condonación de los recargos será del 70% y de 90% de multas;

e) Si el pago se efectúa entre el 1 y el 30 de junio de 2006, la condonación de los recargos será del 60% y de 90% de multas, y

f) Si el pago se efectúa entre el 1 y el 31 de julio de 2006, la condonación de los recargos será del 50% y de 80% de multas.

III. El Instituto podrá requerir al patrón o sujeto obligado todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

IV. La condonación de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 40 C de la Ley del Seguro Social, dicha condonación será en proporción al saldo insoluto del adeudo, y el Instituto en ningún caso estará obligado a devolver cantidad alguna por concepto de recargos y multas pagadas.

V.- Asimismo, la condonación total de recargos y multas también procederá aun y cuando los mismos deriven de cuotas obrero patronales, que estén siendo objeto de impugnación por parte del patrón o sujeto obligado y que medie desistimiento de éste.

VI.- Sin perjuicio de la condonación total o parcial de recargos o multa que, en su caso, acuerde el Instituto con el patrón o sujeto obligado, el H. Consejo Técnico igualmente podrá acordar también el pago a plazos de las cuotas obrero patronales respecto de las que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades.

VII.- En caso de que el patrón o sujeto obligado no cumpla con sus obligaciones señaladas en su solicitud, se le tendrá por desistido de la misma.

VIII.- No procederá la condonación total o parcial de recargos y multas, cuando el patrón o sujeto obligado, se ubique en cualquiera de los siguientes supuestos:

a. La determinación de las cuotas obrero patronales respecto de las que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos de la Ley, y

b. Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

IX.- La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte el Instituto al respecto, no podrán ser impugnadas por los medios de defensa.

Tratándose de recargos respecto de créditos fiscales derivados de cuotas del seguro de retiro, cesantía en edad avanzada y vejez, no se otorgará condonación alguna y respecto de la condonación de la multa en las fechas y los porcentajes indicados, aplicará respecto de los créditos generados hasta antes del 1 de septiembre de 2005.

El Consejo Técnico del Instituto podrá dictar los lineamientos de carácter general que estime necesarios, para el mejor cumplimiento de esta disposición.

El Instituto Mexicano del Seguro Social informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

Noveno.- Se otorga un estímulo fiscal en el impuesto al activo a los Almacenes Generales de Depósito por los inmuebles de su propiedad que utilicen para el almacenamiento, guarda o conservación de bienes o mercancías, consistente en permitir que el valor de dichos activos que se determine, conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplique por el factor de 0.1; el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes, conforme al artículo mencionado.

Los contribuyentes a que se refiere este artículo, que hubieran ejercido la opción a que se refiere el artículo 5-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en este artículo.

México, D.F., a 14 de noviembre de 2005.- Sen. **Enrique Jackson Ramírez**, Presidente.- Dip. **Heliodoro Díaz Escárraga**, Presidente.- Sen. **Sara I. Castellanos Cortés**, Secretaria.- Dip. **Patricia Garduño Morales**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los siete días del mes de diciembre de dos mil cinco.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Carlos María Abascal Carranza**.- Rúbrica.